FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2012

Commission File Number: 0-16350

WPP PLC

(Translation of registrant's name into English)

6 Ely Place, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Report and Accounts 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: May 1, 2012

By: ______________________
Paul W.G. Richardson
Group Finance Director

Exhibit No. 1

WPP Annual Report & Accounts 2011



Contents

The fast read

Who we are

Why we exist

How we're doing

What we think

Who runs WPP

How we behave

How we're rewarded

Our 2011 financial statements

About share ownership

Where to find us

This Annual Report, together with trading statements, news releases, presentations and previous Annual Reports, is available online at **www.wpp.com**

To stay in touch with WPP news and updates, **see page 192**

The fast read

For a quick, pre-digested, highly-compressed version of this Annual Report: read the next six pages.

The full story starts on page 8. Please read that, too.



Who we are

WPP is the world leader in communications services. It comprises leading companies in all these disciplines:

- Advertising
- Media Investment Management
- Consumer Insight
- Public Relations & Public Affairs
- Branding & Identity
- Healthcare Communications
- Direct, Digital, Promotion & Relationship Marketing
- Specialist Communications

There are more than 150 companies within the Group – and each is a distinctive brand in its own right. Each has its own identity, commands its own loyalty, and is committed to its own specialist expertise. That is their individual strength. Clients seek their talent and their experience on a brand-by-brand basis. Between them, our companies work with 344 of the Fortune Global 500, all 30 of the Dow Jones 30, 63 of the NASDAQ 100 and 33 of the Fortune e-50.

It is also of increasing value to clients that WPP companies can work together, as increasingly they do: providing a tailor-made range of integrated communications services. More than 730 clients are now served in three distinct disciplines. More than 470 clients are served in four disciplines, and these clients account for almost 57% of Group revenues. Group companies also work with almost 360 clients across six or more countries.

Collectively, over 158,000* people work for WPP companies; out of over 2,500 offices in 107 countries.

* Including associates.

Our companies and their websites are listed on pages 10 and 11.

Why we exist

Our mission

To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them.

WPP, the parent company, complements these companies in three distinct ways.

- First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.
- Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and IT; in knowledge sharing and practice development – with an increasing emphasis on corporate responsibility and sustainability.
- And, finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

Read more about our role on page 12.

What we think

A new normal and why Mad Men (and women) are becoming more important
by Sir Martin Sorrell

2011 was a record year against almost all measures, showing just how far we have come from the dark days of 2008 and the Lehman collapse. WPP achieved like-for-like revenue growth of 5.3%, with gross margin growing even faster at 5.9%. The recovery was LUV-shaped, with the BRICs, Next 11 and digital regaining their greater prominence, and the mature markets and media slowing, hit by the Eurozone crisis and US budgetary deadlock.

The prospects for 2012 look similar, despite the maxi-quadrennial impact of the UEFA Football Championships, Summer Olympics and US Presidential election. The following year could be more challenging, but 2014 may well be a different story if the new US Administration finally begins to tackle the deficit issue. In addition, it will be a mini-quadrennial with the Winter Olympics, FIFA World Cup and US mid-term Congressionals.

In summary, the long term looks reasonably good. WPP's growth will continue to be driven by nine factors – globalisation, overcapacity and the shortage of talent, the web, retail, internal communications, central and local organisational focus, the rise of finance and procurement, the role of government, and sustainability.

Sir Martin Sorrell's article begins on page 82.

Plonk and Placebos
by Jeremy Bullmore

A brand is routinely described as a product with added presentation. The product is said to be the bit that delivers: the taste, the function, the effect. And the presentation is there merely to attract the eye and distinguish the product with some ill-defined property called personality.

An examination of the placebo effect, demonstrated to exist over decades of pharmaceutical research, shows that this is a dangerously superficial understanding of the nature of a successful brand. Because of the far from fully-understood inter-relationship of mind and body, a well-known, well-presented brand will deliver more real satisfaction to its users than an anonymous, generic equivalent: and this is just as true for an analgesic as it is for a bottle of wine.

Jeremy Bullmore's essay can be read in full on pages 98 and 99.

How we're doing

Financial summary

	2011	2010	Change %
Billings[1]	£44,792m	£42,684m	+4.9
Revenue	£10,022m	£9,331m	+7.4
Headline EBITDA[2]	£1,640m	£1,439m	+14.0
Headline operating profit[2]	£1,365m	£1,173m	+16.4
Reported operating profit	£1,192m	£973m	+22.5
Headline PBIT[2]	£1,429m	£1,229m	+16.3
Headline PBIT margin[2]	14.3%	13.2%	+1.1
Headline PBT[2]	£1,229m	£1,034m	+18.9
Reported PBT	£1,008m	£851m	+18.5
Headline earnings[2]	£882m	£731m	+20.7
Reported earnings	£840m	£586m	+43.3
Headline diluted earnings per share[2,4]	67.7p	56.7p	+19.4
Headline diluted earnings per share (including exceptional tax credit)[2,4]	75.6p	56.7p	+33.3
Reported diluted earnings per share[4]	64.5p	45.9p	+40.5
Ordinary dividend per share	24.60p	17.79p	+38.3
Ordinary dividend per ADR[3]	$1.97	$1.38	+42.8
Net debt at year-end	£2,465m	£1,888m	+30.6
Average net debt[5]	£2,811m	£3,056m	-8.0
Ordinary share price at year-end	675.5p	789.5p	-14.4
ADR price at year-end	$52.23	$61.97	-15.7
Market capitalisation at year-end	£8,554m	£9,982m	-14.3

At 19 April 2012	
Ordinary share price	855.5p
ADR price	$68.48
Market capitalisation	£10,833m

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

[1] Billings is defined on page 182.

[2] The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, headline PBT and headline earnings) is shown in note 31 of the financial statements.

[3] One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 152. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[4] Earnings per share is calculated in note 9 of the financial statements.

[5] Average net debt is defined on page 182.

2011 results

2011, our twenty-sixth year, was a record year in almost all respects. Revenue, profit before tax and earnings per share all reached new highs.

Total share owner return was enhanced by a 38% increase in dividends to 24.6p, a record level, and included a 45% increase in the second interim dividend to 17.14p.

Billings were up almost 5% to £44.8 billion. Revenues were up over 7% to £10.0 billion, the first time the Group has exceeded £10 billion. Including 100% of associates, revenue is estimated to total over £12.1 billion.

Headline PBIT was up over 16% to £1.429 billion against £1.229 billion in 2010. Headline PBIT margin was 14.3% in 2011 against 13.2% in 2010, well ahead of target.

Headline EBITDA increased by 14% to £1.640 billion. Headline profit before tax was up almost 19% to £1.229 billion and reported profit before tax was up over 18% to £1.008 billion, above £1 billion for the first time. Diluted headline earnings per share were up over 19% to 67.7p (an all-time high) and diluted reported earnings per share were up over 40% to 64.5p.

Free cash flow and net debt

Free cash flow strengthened to £1.013 billion in the year, over £1 billion for the first time. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates, and net debt at 31 December 2011 was £2.5 billion, or £0.6 billion higher than 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year. The Group's average net debt was around 1.7 times headline EBITDA in 2011 compared with 2.1 times in 2010, and well within the Group's current target range of 1.5-2.0 times.

Revenue growth

Our reported revenue growth for the year of over 7% reflected the strength of sterling, primarily against the US dollar. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 8%.

On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, with gross margin up 5.9%. In the fourth quarter, like-for-like revenues were up 4.5%, down slightly on the third quarter, primarily due to stronger comparatives.

On a combined basis, over the last two years, there has been a sequential improvement in like-for-like quarterly revenue growth, with 6.7% for the first quarter, 10.3% in the second, 12.2% for the third and 13.1% for the fourth.

Geographic performance

North America showed good growth throughout the year, with constant currency revenues up 6.3%. The UK showed even stronger growth, with constant currency revenues up almost 9% and gross margin up almost 11%, accelerating in the second half.

Western Continental Europe, although relatively more difficult, grew constant currency revenues by over 6%.

In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, revenue growth was strongest, up well over 12%. Like-for-like growth was up well over 10%.

Sector performance

In constant currencies, Advertising and Media Investment Management revenues grew by 12.2%, with like-for-like growth of 7.4%. Growth in the Group's Media Investment Management businesses was very consistent throughout the year, with constant currency revenues up almost 19% for the year and like-for-like growth up almost 13%.

Consumer Insight revenues grew 1.7% on a constant currency basis, with gross margin up 2.2%. On a like-for-like basis, revenues were up 0.8% with gross margin growth stronger at 1.9%.

The Group's Public Relations & Public Affairs businesses had another good year with full-year growth in constant currencies of 6.2%, with like-for-like revenues up 4.6%. Operating margins rose by 0.3 margin points to 16.1%.

At the Group's Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.1% with like-for-like growth of 6.9%.

The Group's global direct, digital and interactive agencies showed continuing strong growth, with like-for-like revenues up well over 7% for the year. Over 30% of the Group's 2011 revenues came from direct, digital and interactive, up over one percentage point from the previous year.

Our key priorities

Our goal remains to be the world's most successful provider of communications services to multinational and local companies, not just the largest.

To that end, we have three key strategic priorities:

- Our immediate goal is to deliver annual EPS growth of 10-15% through organic revenue growth of up to 5%, margin improvement of 0.5 margin points or more and use of our cash flow.
- Medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively.
- Long term, to increase the combined geographic share of revenues from the faster-growing markets from over 29% to 35-40%; increase the share of revenues of new media from 30% to 35-40%; and increase the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – to be more than 50% of revenues, with a focus on digital and consumer insight, data analytics and the application of new technology.

Our letter to share owners starts on page 18.
Our 2011 financial statements are presented in full on pages 145 to 183 and at www.wpp.com/investor.

2011 revenue[1] by geography %

North America	34
UK	12
Western Continental Europe	25
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	29



2011 headline PBIT[1,2] by geography %

North America	37
UK	11
Western Continental Europe	20
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	32



2011 revenue[1] by sector %

Advertising and Media Investment Management	41
Consumer Insight	25
Public Relations & Public Affairs	9
Branding & Identity, Healthcare and Specialist Communications	25



2011 headline PBIT[1,2] by sector %

Advertising and Media Investment Management	47
Consumer Insight	18
Public Relations & Public Affairs	10
Branding & Identity, Healthcare and Specialist Communications	25



[1] Percentages are calculated on a constant currency basis. See definition on page 182.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

Who runs WPP

Non-executive chairman

Philip Lader
Chairman of the Nomination and Governance Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Sustainability Committee

Mark Read
Strategy director
Chief executive, WPP Digital

Non-executive directors

Colin Day
Member of the Audit Committee and Compensation Committee

Esther Dyson
Member of the Compensation Committee and Nomination and Governance Committee

Orit Gadiesh
Member of the Nomination and Governance Committee

Ruigang Li

Stanley (Bud) Morten

Koichiro Naganuma

Lubna Olayan
Member of the Nomination and Governance Committee

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee
Member of the Audit Committee
Senior independent director

Timothy Shriver
Member of the Compensation Committee

Paul Spencer
Chairman of the Audit Committee

Sol Trujillo
Member of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Richard Rivers

Company Secretary

Marie Capes

Directors' biographies appear on pages 100 to 102.

How we behave

Corporate governance

The Board of Directors is collectively accountable to the Company's share owners for good corporate governance and is committed to achieving compliance with the principles of corporate governance set out in the UK Corporate Governance Code.

Our goal is to comply with relevant laws, regulations, and guidelines such as the UK Corporate Governance Code, the US Sarbanes-Oxley Act 2002, the NASDAQ rules and, where practicable, with the guidelines issued by institutional investors and their representative bodies.

WPP operates a system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code and the guidance in the Turnbull Report as well as the relevant provisions of the Securities Exchange Act 1934 and related SEC rules, as they currently apply to the Company. In the opinion of the Board, the Company has complied throughout the year with the UK Corporate Governance Code, the Turnbull Report and also with the relevant provisions of the Securities Exchange Act 1934 and SEC rules.

Sustainability

Paul Richardson is the Board director responsible for sustainability and chairs WPP's Sustainability Committee, established in 2003. WPP's five most significant issues are:

- **The impact of our work for clients.** Our goal is for WPP to be a centre of excellence for sustainability communication, giving our clients the best advice and enhancing consumers' understanding of sustainability issues. The value of client business supported by our sustainability credentials is worth at least $1 billion.
- **Marketing standards,** including ethical decision-making, privacy and data protection, and compliance with marketing standards and our Code of Conduct.
- **Employment practices,** including diversity and inclusion, training and development. Women currently account for 54% of our total employees and 31% of our Board members and executive leaders. In 2011, WPP invested £58.3 million on training and wellbeing.
- **Environmental performance.** WPP was ranked 41 in *Newsweek*'s Green Rankings of the 500 largest global companies. We have reduced our carbon footprint per person by 26% since 2006. Our target is a 63% reduction by 2020.
- **Social investment including pro bono work.** Our total social investment was worth £15.3 million in 2011, the equivalent of 1.5% of reported profit before tax.

Full details of our governance policies and practices, and our sustainability activities, can be found on pages 105 to 127.

How we're rewarded

Executive remuneration policy is set by WPP's Compensation Committee and is governed by three guiding principles:

- Performance
- Competitiveness
- Alignment with share owner interests

The committee's work during 2011 included:

- A comprehensive review of the compensation arrangements for executive directors, in conjunction with the ongoing review of the Group chief executive's compensation.
- Supervision of the Group's equity incentive plans that are critical to the attraction and retention of talent.
- Oversight of the Group's cash incentive programs and approval of the awards to the most senior business leaders below Board level.
- Reviewing developments in areas of corporate governance and ensuring the Company's compliance with changes to the design of compensation of Board directors.

Our directors' remuneration and interests are set out on pages 137 to 143. A full report from the Compensation Committee starts on page 129.

About share ownership

WPP is quoted on the London Stock Exchange and NASDAQ in New York.

Analysis of shareholdings

Issued share capital as at 31 December 2011: 1,266,373,821 ordinary shares owned by 12,653 share owners.

Share owners by geography %

UK	36
US	35
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29



Share owners by type* %

Institutional investors	95
Employees	3
Other individuals	2



* In addition, 2.07% of the Company's share capital is under option to employees.

Substantial share ownership

As at 20 April 2012, the Company is aware of the following interest of 3% or more in the issued ordinary share capital:

Legal & General	3.55%

The disclosed interest refers to the respective combined holdings of this entity and to interests associated with it. The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Share owner relations

WPP has a continuous program to address the needs of share owners, investment institutions and analysts, supplying a regular flow of information about the Company, its strategy and performance. WPP's website, www.wpp.com, provides current and historical financial information including trading statements, news releases and presentations.

More information relating to share ownership can be found on pages 185 to 188.

Who we are


MEDIACOM
blue state digital
JWT
tenthavenue
BDG architecture+design
REFRESHING > B A T
HILL+KNOWLTON STRATEGIES
XAXIS
Landor
The Brand Union
ADDEDVALUE
addison
GREY group
red dot square solutions
wing
KANTAR MEDIA
KANTAR operations
The Farm Group
F.biz
JWT INSIDE
SCHOLZ & FRIENDS
HS Ad
studiocom
neo@Ogilvy
these days
THE JUPITER DRAWING ROOM
DIGIT
maxus
BRAVO
ghg grey healthcare group
AGENDA
Wexler & Walker public policy associates
PACE
MEDIA INNOVATION GROUP
the food group INNOVATIVE FOOD MARKETING
imagina
dovetail
Buchanan
CHIME COMMUNICATIONS PLC
Mando
the futures company
heathwallace
RTC
metro
24/7 MEDIA
KANTAR HEALTH
OgilvyOne worldwide
GRASS ROOTS inspiring people
CENTER PARTNERS
HOGARTH
K&L Advertising
gci health
EWA Bespoke Communications
xm
PBN HILL+KNOWLTON STRATEGIES
the geppetto group
mjm
burrows
Dentsu Y&R
*S,C,P,F...
PENN SCHOEN BERLAND
PeclersParis ...fashioning the future
FORWARD
Deliver


RLM FINSBURY
Joule
Headcount
Burson-Marsteller
rockfish
CB'a Design Solutions
Ogilvy & Mather Advertising
Ogilvy
WPP Digital
ZAAZ
HILL+KNOWLTON STRATEGIES
KANTAR WORLDPANEL
POSSIBLE WORLDWIDE
YOUNG & RUBICAM GROUP
BANNER
GREY
bates
KANTAR
mec Active Engagement
kinetic
Team Detroit
groupm
Y&R
HERING SCHUPPENER
SCANGROUP
actis wunderman
REDWORKS
PRIME POLICY GROUP
FITCH
Ogilvy CommonHealth Worldwide
BPG group
A. Eicoff & Company
COLEY PORTER BELL
cohn&wolfe
CHI&Partners
TAXI
KANTAR RETAIL
SANTO
ieg
IMRB International
spafax
DSG DEWEYSQUAREGROUP
SYZYGY
THE PARTNERS
MillwardBrown
tapsa
HighCo
aqua
ICONMOBILE
QGA PUBLIC AFFAIRS
THE UNITED NETWORK
brierley+partners
quisma
Ogilvy Public Relations
Lambie-Nairn
ADK
argonauten G2
SOHO SQUARE
JOHANNES LEONARDO
wwg
VML
H-art
wunderman
SMOLLANGROUP
Kassius
dialogue persuading people to buy
G2
ohal defining analytics
clarion
Catalyst on-line
Lightspeed RESEARCH
Blue Hive
BARROWS Retail Marketing Specialists
KBM GROUP
S&H SUDLER&HENNESSEY
GPG THE GLOVER PARK GROUP
Ogilvy Primary Contact
OgilvyAction
TNS
ALLIANCE
THE STORE WPP THE WPP GLOBAL RETAIL PRACTICE
MINDSHARE
designkitchen
blast radius

Our companies & associates

Advertising

ADK[1]
www.adk.jp

bates
www.batesasia.com

CHI & Partners[1]
www.chiandpartners.com

Dentsu Y&R[1,2,■]
www.yr.com

Grey
www.grey.com

HS Ad[1]
www.hsad.co.kr

JWT
www.jwt.com

Ogilvy & Mather Advertising
www.ogilvy.com

Santo
www.santo.net

Scangroup[1]
www.scangroup.biz

Scholz & Friends
www.s-f.com

Soho Square
www.sohosq.com

TAXI■
www.taxi.ca

Team Detroit
www.teamdetroit.com

The Jupiter Drawing Room & Partners[1]
www.jupiter.co.za

United Network
www.group-united.com

Y&R■
www.yr.com

Media Investment Management

GroupM:
www.groupm.com

Maxus
www.maxusglobal.com

MediaCom
www.mediacom.com

MEC
www.mecglobal.com

Mindshare
www.mindshareworld.com

Outrider
www.outrider.com

Catalyst
www.catalystsearchmarketing.com

Xaxis
www.xaxis.com

Other media agencies

KR Media
www.krmedia-france.com

tenthavenue:
www.tenthavenue.com

Joule
www.joule ww.com

Kinetic Worldwide
www.kineticww.com

Quisma
www.quisma.com

Spafax
www.spafax.com

Consumer Insight

Kantar:
www.kantar.com

Added Value
www.added-value.com

Center Partners
www.centerpartners.com

IMRB International
www.imrbint.com

Kantar Health
www.kantarhealth.com

Kantar Japan
www.jp.kantargroup.com

Kantar Media
www.kantarmedia.com

Kantar Operations
www.kantaroperations.com

Kantar Retail
www.kantarretail.com

Kantar Worldpanel
www.kantarworldpanel.com

Lightspeed Research
www.lightspeedresearch.com

Millward Brown
www.millwardbrown.com

The Futures Company
www.thefuturescompany.com

TNS
www.tnsglobal.com

Other marketing consultancies

ohal
www.ohal-group.com

Public Relations & Public Affairs

Blanc & Otus♦
www.blancandotus.com

Buchanan Communications
www.buchanan.uk.com

Burson-Marsteller■
www.bm.com

Chime Communications PLC[1]
www.chime.plc.uk

Clarion Communications
www.clarioncomms.co.uk

Cohn & Wolfe■
www.cohnwolfe.com

Dewey Square Group
www.deweysquare.com

Glover Park Group
www.gloverparkgroup.com

Hering Schuppener
www.heringschuppener.com

Hill+Knowlton Strategies
www.hkstrategies.com

Ogilvy Government Relations
www.ogilvygr.com

Ogilvy Public Relations
www.ogilvypr.com

PBN Hill+Knowlton Strategies
www.pbnco.com

Penn Schoen Berland■
www.psbresearch.com

Prime Policy Group
www.prime-policy.com

Quinn Gillespie
www.quinngillespie.com

RLM Finsbury
www.rlmfinsbury.com

Wexler & Walker Public Policy Associates♦
www.wexlergroup.com

Branding & Identity

Addison●
www.addison.co.uk

BDG architecture + design
www.bdg-mccoll.com

Coley Porter Bell
www.cpb.co.uk

Dovetail
www.dovetailfurniture.com

FITCH●
www.fitchww.com

Lambie-Nairn●
www.lambie-nairn.com

Landor Associates■●
www.landor.com

PeclersParis●
www.peclersparis.com

The Brand Union●
www.thebrandunion.com

The Partners●
www.the-partners.com

VBAT●
www.vbat.nl

Healthcare Communications

Feinstein Kean Healthcare†
www.fkhealth.com

GCI Health
www.gcihealth.com

ghg
www.ghgroup.com

Ogilvy CommonHealth Worldwide
www.ogilvychww.com

Sudler & Hennessey■
www.sudler.com

Key
1 Associate
2 Joint venture
3 Investment
♦ A Hill+Knowlton Strategies company
† An Ogilvy company
■ A Young & Rubicam Group company
● A member of B to D Group
+ Part of the Wunderman network
As at April 2012.

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co
www.eicoff.com

Actis Systems+
www.actis.ru

AGENDA+
www.agenda-asia.com

Aqua+
www.aquaonline.com

Barrows[1]
www.barrowsonline.com

Blast Radius+
www.blastradius.com

Brierley & Partners[1]
www.brierley.com

Designkitchen+
www.designkitchen.com

Dialogue
www.dialoguelondon.com

Digit
www.digitlondon.com

EWA
www.ewa.ltd.uk

FullSIX[3]
www.group.fullsix.com

Grass Roots[1]
www.grg.com

G2
www.g2.com
– G2 Branding & Design
– G2 Interactive
– G2 Direct & Digital
– G2 Promotional Marketing

Headcount Worldwide Field Marketing
www.headcount.co.uk

High Co[1]
www.highco.fr

iconmobile■
www.iconmobile.com

Kassius+
www.kassius.fr

KBM Group+
www.kbmg.com

Mando
www.mando.co.uk

Maxx Marketing
www.maxx-marketing.com

OgilvyAction
www.ogilvyaction.com

OgilvyOne Worldwide
www.ogilvy.com

OOT[2]
www.oot.it

RTCRM■
www.rtcrm.com

Smollan Group[1]
www.smollan.co.za

Studiocom■
www.studiocom.com

These Days+
www.thesedays.com

Vice Media[3]
www.viceland.com

VML■
www.vml.com

Wunderman■
www.wunderman.com

Specialist Communications

Corporate/B2B
Ogilvy Primary Contact
www.primary.co.uk

Custom media
Forward
www.theforwardgroup.com

Demographic marketing
Bravo■
www.bebravo.com

Kang & Lee■
www.kanglee.com

MosaicaMD
www.mosaicamd.com

UniWorld[1]
www.uniworldgroup.com

Wing■
www.insidewing.com

Employer branding/recruitment
JWT Inside
www.jwtinside.com

Event/face-to-face marketing
MJM
www.mjmcreative.com

Metro
www.metrobroadcast.com

Foodservice marketing
The Food Group
www.thefoodgroup.com

Sports marketing
9ine Sports & Entertainment
www.9ine.com.br

JMI[3]
www.justmarketing.com

PRISM Group
www.prismteam.com

Entertainment marketing
Alliance
www.alliance-agency.com

Youth marketing
The Geppetto Group
www.geppettogroup.com

Real estate marketing
Pace
www.paceadv.com

Technology marketing
Banner Corporation■
www.b1.com

Media & production services
The Farm Group
www.farmgroup.tv

Hogarth Worldwide
www.hogarthww.com

Imagina[3]
www.mediapro.es

MRC[3]
www.mrcstudios.com

United Visions
www.united-visions.de

The Weinstein Company[3]
www.weinsteinco.com

WPP Digital

24/7 Media
www.247media.com

Blue State Digital
www.bluestatedigital.com

Deliver
www.deliveroffshoring.com

Fabric Worldwide[1]
www.fabricww.com

F. biz
www.fbiz.com.br/

Johannes Leonardo[1]
www.johannesleonardo.com

Possible Worldwide
www.possibleworldwide.com

Rockfish Interactive
www.rockfishinteractive.com

Syzygy[1]
www.syzygy.net

The Media Innovation Group
www.themig.com

ZAAZ
www.zaaz.com

WPP Digital partner companies

Ace Metrix[3]
www.acemetrix.com

Buddy Media[3]
www.buddymedia.com

eCommera[3]
www.ecommera.com

HDT Holdings Technology[3]
www.hdtmedia.com

In Game Ad Interactive[3]
www.ingamead.cn

Invidi[3]
www.invidi.com

Jumptap[3]
www.jumptap.com

Moment Systems[3]
www.miaozhen.com

nPario[1]
www.npario.com

Proclivity Systems[3]
www.proclivitysystems.com

Say Media[3]
www.saymedia.com

Visible Technologies[1]
www.visibletechnologies.com

Visible World[3]
www.visibleworld.com

WildTangent[3]
www.wildtangent.com

WPP knowledge community

The Store
www.wpp.com/store

Why we exist

Our mission

To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Between them, WPP companies have tens of thousands of individual clients. They range from Fortune 500 global giants through single-nation start-ups to the smallest of specialist charities. Diverse as they are, they have one thing in common: in pursuing their objectives, they face formidable competition. Growing affluence in many parts of the world – combined with overcapacity and over-supply in almost every significant consumer market – has put more and more power into the hands of consumers, accelerated by technology.

As always, if they are to succeed – or even to survive with profit – every competitive company needs an intrinsically appealing product or service. Increasingly, part of that appeal must lie in a company's evident sense of a wider responsibility; one that extends beyond share owners, employees and consumers and recognises a duty to the environment and to society as a whole. Today's most successful companies are founded on strong values.

But even all that, though remaining the most fundamental of requirements, is seldom enough. Just as competitive costermongers arrange their apples in appealing displays and polish them lovingly to catch their customers' eyes, so all companies need to display their wares compellingly.

They need access to high-quality information, strategic advice and specialist communications skills. And it's in the nature of specialist and creative talent that it is unlikely to flourish within the confines of a client company. People with specialist talents work best – and contribute more – when recruited, trained and inspired by specialist companies.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them. WPP, the parent company, complements these companies in three distinct ways.

First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and IT; in knowledge sharing and practice development – with an increasing emphasis on corporate responsibility and sustainability.

And finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

No two clients are structured in precisely the same way. Within WPP's operating companies, teams can be tailor-made to match any and all.





How we're doing

Financial summary

	2011	2010	Change %
Billings[1]	**£44,792m**	£42,684m	+4.9
Revenue	**£10,022m**	£9,331m	+7.4
Headline EBITDA[2]	**£1,640m**	£1,439m	+14.0
Headline operating profit[2]	**£1,365m**	£1,173m	+16.4
Reported operating profit	**£1,192m**	£973m	+22.5
Headline PBIT[2]	**£1,429m**	£1,229m	+16.3
Headline PBIT margin[2]	**14.3%**	13.2%	+1.1
Headline PBT[2]	**£1,229m**	£1,034m	+18.9
Reported PBT	**£1,008m**	£851m	+18.5
Headline earnings[2]	**£882m**	£731m	+20.7
Reported earnings	**£840m**	£586m	+43.3

Headline diluted earnings per share[2,4]	**67.7p**	56.7p	+19.4
Headline diluted earnings per share (including exceptional tax credit)[2,4]	**75.6p**	56.7p	+33.3
Reported diluted earnings per share[4]	**64.5p**	45.9p	+40.5
Ordinary dividend per share	**24.60p**	17.79p	+38.3
Ordinary dividend per ADR[3]	**$1.97**	$1.38	+42.8

Net debt at year-end	**£2,465m**	£1,888m	+30.6
Average net debt[5]	**£2,811m**	£3,056m	-8.0
Ordinary share price at year-end	**675.5p**	789.5p	-14.4
ADR price at year-end	**$52.23**	$61.97	-15.7
Market capitalisation at year-end	**£8,554m**	£9,982m	-14.3

At 19 April 2012	
Ordinary share price	**855.5p**
ADR price	**$68.48**
Market capitalisation	**£10,833m**

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

1 Billings is defined on page 182.

2 The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, headline PBT and headline earnings) is shown in note 31 of the financial statements.

3 One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 152. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

4 Earnings per share is calculated in note 9 of the financial statements.

5 Average net debt is defined on page 182.

Financial summary

Revenue £m


6,186 7,477 8,684 9,331 10,022
07 08 09 10 11

10,022m

Reported revenue growth of 7.4% reflected the strength of sterling, primarily against the US dollar. On a constant currency basis, revenues were up over 8% and, on a like-for-like basis, revenues were up over 5% and gross margin up almost 6%.

Headline EBITDA[1] £m


1,072 1,291 1,243 1,439 1,640
07 08 09 10 11

1,640m

Headline EBITDA (headline earnings before interest, taxation, depreciation and amortisation) rose by 14.0% to £1.6 billion ($2.6 billion).

Headline PBIT[1] £m

■ Headline PBIT[1] margin %


20
16
12
8
4
0
928 1,118 1,017 1,229 1,429
07 08 09 10 11

1,429m

Headline PBIT margin was 14.3% in 2011 against 13.2% in 2010. Headline PBIT was up 16.3% to £1,429 million.

Headline diluted earnings per share[1] p

■ Dividends per share p


28
24
20
16
12
8
4
0
45.8 55.5 44.4 56.7 67.7
07 08 09 10 11

67.7p

Diluted headline earnings per share was up over 19% to a record 67.7p. Dividends were up over 38% to 24.6p per share – an all-time high.

After-tax return on average capital employed[2] %

■ Weighted average cost of capital (WACC)


14
12
10
8
6
4
2
0
11.8 12.3 8.9 10.1 11.3
07 08 09 10 11

11.3%

After-tax return on average capital employed rose to 11.3%, with the weighted average cost of capital falling to 6.1%.

Relative TSR Rebased to 31 December 2006 Measured on a local currency basis (using daily TSR)


WPP
Publicis
Omnicom
Interpublic
FTSE 100
200
150
100
50
0
31.12.06
31.12.07
31.12.08
31.12.09
31.12.10
31.12.11

WPP out-performed the FTSE 100 Index and continued to do well against its competitors.

[1] The calculation of 'headline' measurements of performance (including headline EBITDA, headline PBIT and headline earnings) is shown in note 31 of the financial statements.

[2] Calculated gross of goodwill and using profit after taxation before goodwill impairment and other goodwill write-downs, revaluation of financial instruments, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and investment gains/losses and write-downs, and adjusted to reflect taxes and net finance costs paid.

Average net debt £m

■ Average net debt to headline EBITDA[3] ratio

2,811m


1,458 2,206 3,448 3,056 2,811
3
2
1
0
07 08 09 10 11

Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates. The average net debt to headline EBITDA ratio has improved to 1.7 times, well within the Group's current target range of 1.5 to 2.0 times.

Debt maturity[4] £m


19 501 1,091 418 706 400 – – 200 524
12 13 14 15 16 17 18 19 20 21

■ £450 million 5.75% convertible bonds due May 2014

The Group continues to work to achieve continuity and flexibility of funding. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are monitored closely.

2011 revenue[1] by geography %

North America	**34**
UK	**12**
Western Continental Europe	**25**
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**29**



Markets outside North America now account for over 66% of our revenues, up from 62% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

2011 headline PBIT[1,2] by geography %

North America	**37**
UK	**11**
Western Continental Europe	**20**
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**32**



All regions showed good growth with the strongest performance in Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe. Western Continental Europe remains affected by the Eurozone debt crisis.

2011 revenue[1] by sector %

Advertising and Media Investment Management	**41**
Consumer Insight	**25**
Public Relations & Public Affairs	**9**
Branding & Identity, Healthcare and Specialist Communications	**25**



Marketing services comprised almost 60% of our revenues in 2011, a similar proportion to 2010. We are no longer an advertising agency, we really are a communications services company.

2011 headline PBIT[1,2] by sector %

Advertising and Media Investment Management	**47**
Consumer Insight	**18**
Public Relations & Public Affairs	**10**
Branding & Identity, Healthcare and Specialist Communications	**25**



PBIT contributions were broadly in line with revenues, with all sectors showing improvement in reported operating margins.

[1] Percentages are calculated on a constant currency basis. See definition on page 182.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.
[3] The calculation of headline EBITDA is set out in note 31 of the financial statements.
[4] Includes corporate bonds, convertible bonds and bank loans payable at par value, excluding any redemption premium due, by due date.

Letter to share owners*

Dear share owner

2011, our twenty-sixth year, was a record year in almost all respects. Revenue, profit before tax and earnings per share all reached new highs. Yet, as pleasing as these financial results are, perhaps your Company's most satisfying achievement in 2011 was the first ever award of a Cannes Lion to a Holding Company, in recognition of your Company's collective creative excellence. 2011 demonstrated once again that outstanding creativity and financial success go hand in hand.



Forward-looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-thinking statements (as defined in the 'Reform Act') in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the anticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under the caption 'Principal risks and uncertainties' on pages 112 to 114, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors' report on pages 105 to 116.

This record performance was achieved in difficult circumstances, particularly in the second half of the year, when the Eurozone crisis triggered uncertainty amongst consumers and corporates across the globe, resulting in a slowdown of economic activity in most geographic regions and functional sectors.

Although your share price declined in 2011 by around 14% to 675.5p at the year end, it has since increased sharply, to 855.5p at the time of writing, up 27% from 1 January 2012. Total share owner return was enhanced by a 38% increase in dividends to 24.6p, a record level, and included a 45% increase in the second interim dividend to 17.14p, moving more rapidly towards the Company's new dividend payment ratio target of 40%.

Billings were up almost 5% to £44.8 billion. Revenues were up over 7% to £10.0 billion, the first time the Group has exceeded £10 billion. Including 100% of associates, revenue is estimated to total over £12.1 billion. Our revenues exceeded all our competitors for the fourth consecutive year and by an increasing amount. Headline PBIT was up over 16% to £1.429 billion against £1.229 billion in 2010. Headline PBIT margin was 14.3% in 2011 against 13.2% last year, well ahead of target and equal to the pro-forma high pre-Lehman.

On gross margin, the headline PBIT margin was 15.5%, up 1.1 margin points on 2010. This is probably a more accurate basis for competitive comparisons. Reported profit before interest and tax rose over 22% to £1.258 billion from £1.028 billion.

Headline EBITDA (which is a key metric that private equity firms, for example, use for valuing companies) increased by 14% to £1.640 billion. Headline profit before tax was up almost 19% to £1.229 billion and reported profit before tax was up over 18% to £1.008 billion, above £1 billion for the first time. Diluted headline earnings per share were up over 19% to 67.7p (an all-time high) and diluted reported earnings per share were up over 40% to 64.5p.

Free cash flow strengthened to £1.013 billion in the year, over £1 billion for the first time. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates, and net debt at 31 December 2011 was £2.5 billion, £0.6 billion higher than 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year. Equity and debt analysts appear comfortable with the level of the Group's average net debt, which was around 1.7 times headline EBITDA in 2011 compared with 2.1 times in 2010, and well within the Group's current target range of 1.5-2.0 times.

Headline interest cover in 2011 was 7.1 times. So far, in the first three months of 2012, average net debt was up approximately £0.4 billion at £2.6 billion against £2.2 billion for the same period in 2011, at 2012 exchange rates, starting to show an improvement on the 2011 year-end position. A positive sign of this improvement is the recent upgrade by Moody's of the Group's debt ratings. Our long-term debt is now rated Baa2 and BBB and our short-term debt P2 and A2, by Moody's and Standard & Poor's respectively.

With a current equity market capitalisation of approximately £10.8 billion, the total enterprise value of your Company is approximately £13.6 billion, a multiple of 8.3 times 2011 headline EBITDA.

Growth in revenues despite the Eurozone crisis

Our reported revenue growth for the year of over 7% reflected the strength of sterling, primarily against the US dollar. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 8%.

On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, with gross margin up 5.9%. In the fourth quarter, like-for-like revenues were up 4.5%, down slightly on the third quarter, primarily due to stronger comparatives.

Despite the slowdown in economic activity resulting from the uncertainty triggered by the Eurozone crisis, advertising and marketing services expenditures continued to rise and there seem to have been some significant changes, particularly in corporate behaviour, to explain why. In 2009, post-Lehman, all bets were off. Consumers and corporates were focused almost totally on rapidly reducing costs and de-leveraging. In 2010 and 2011, however, the situation seemed to change. The financial world did not come to an end as some had predicted. Western-based multinational companies, which today are reputed to be sitting on as much as $2 trillion net cash with relatively un-leveraged balance sheets, were still fearful of making mistakes but prepared to invest in capacity and behind brands in fast-growing markets. At the same time, they were also prepared to invest in brands to maintain or increase market share even in slow-growth Western markets, such as the US and Western Europe. This approach has the virtue of not increasing fixed costs, although we in the communications services business naturally regard brand spending as a fixed investment and not a discretionary cost. This positive double whammy has clearly benefited our industry over the last two years.

On a combined basis, over the last two years, there has been a sequential improvement in like-for-like quarterly revenue growth, with 6.7% for the first quarter, 10.3% in the second, 12.2% for the third and 13.1% for the fourth. This two-year combined sequential quarterly growth continues to reflect increased client advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group's major geographic markets and functional sectors despite tougher comparatives. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

→

All regions showed revenue growth with Latin America taking the lead

North America continued to show good growth throughout the year, with constant currency revenues up 6.3%. The UK, against market trends, showed even stronger growth, with constant currency revenues up almost 9% and gross margin even stronger up almost 11%, accelerating in the second half. Western Continental Europe, although relatively more difficult, grew constant currency revenues by over 6%, partially reflecting acquisition activity. Austria, Germany, Switzerland and Turkey all showed strong like-for-like growth for the year, but France and especially Greece, Portugal and Spain remained affected by the Eurozone debt crisis.

In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, revenue growth was strongest, up well over 12%, principally driven by Latin America and the BRICs[1] and Next 11[2] parts of Asia Pacific and the CIVETS[3] and the MIST[4]. Like-for-like growth was up well over 10%. Latin America showed the strongest growth of all of our sub-regions in the year, with constant currency revenues up over 14% and up over 18% like-for-like. The Middle East remained the most challenged sub-region. In Central and Eastern Europe, constant currency revenues were up over 6% and up almost 6% like-for-like, with strong growth in Russia, Ukraine, Kazakhstan, Poland and Romania, but Hungary and the Czech Republic were more challenging. Growth in the BRICs, which account for almost $2 billion of revenue, was over 17%, on a like-for-like basis, with Next 11 and CIVETS up 13% and well over 9% respectively on the same basis. The MIST was up almost 14%.

In 2011, over 29% of the Group's revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – over one percentage point more compared with the previous year and against the Group's strategic objective of 35-40% over the next three to four years. Markets outside North America now account for over 66% of our revenues, up from 62% five years ago.

[1] Brazil, Russia, India and China.
[2] Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam (the Group has no operations in Iran).
[3] Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa.
[4] Mexico, Indonesia, South Korea and Turkey.

Constant currency[1] revenue growth by geography %


North America
11
10
6.3
7.7
UK
11
10
8.8
5.7
Western Continental Europe
11
10
6.3
2.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
11
10
12.6
5.6

Headline PBIT[2] margins by geography %


North America
11
10
15.5
14.7
UK
11
10
14.0
13.6
Western Continental Europe
11
10
11.3
9.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
11
10
15.4
14.3

Revenue by geography £m


North America
UK
Western Continental Europe
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
10,000
8,000
6,000
4,000
2,000
0
07
08
09
10
11

[1] See definition on page 182.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

Profits improved across all business sectors

In constant currencies, Advertising and Media Investment Management revenues grew by 12.2%, with like-for-like growth of 7.4%. Of the Group's advertising networks, Ogilvy & Mather, Grey and United finished the year strongly, with particularly strong growth in the UK, Latin America and Africa.

Growth in the Group's Media Investment Management businesses was very consistent throughout the year, with constant currency revenues up almost 19% for the year and like-for-like growth up almost 13%. tenthavenue, the 'engagement' network focused on out-of-home media, was established towards the end of 2010 and in 2011 showed strong revenue growth, with like-for-like revenues up over 14%. The strong revenue growth across most of the Group's businesses, together with good cost control, resulted in the combined reported operating margin of this sector improving by 0.8 margin points to 16.1%.

In 2011, Ogilvy & Mather Advertising, JWT, Y&R, Grey and United generated estimated net new billings of £909 million ($1.455 billion). GroupM (the Group's Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.587 billion ($2.539 billion).

Consumer Insight revenues grew 1.7% on a constant currency basis, with gross margin up 2.2%. On a like-for-like basis revenues were up 0.8% with gross margin growth stronger at 1.9%. Headline PBIT margins improved 0.8 margin points to 10.5%, while reported gross margin margins (headline PBIT as a proportion of gross margin rather than revenue) improved 1.1 margin points to 14.3% – reflecting the benefit of continued cost focus. As a result, operating profit was up over 10% to £259 million.

The Group's Public Relations & Public Affairs businesses had another good year with full-year growth in constant currencies of 6.2%, with like-for-like revenues up 4.6%. Operating margins rose by 0.3 margin points to 16.1%.

At the Group's Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.1% with like-for-like growth of 6.9%. Like-for-like revenue growth slipped slightly in quarter four but remained above 6%. The Group's global direct, digital and interactive agencies showed continuing strong growth, with like-for-like revenues up well over 7% for the year. This sector showed strong margin improvement, with reported operating margins up 1.9 margin points to 14.3%. Over 30% of the Group's 2011 revenues came from direct, digital and interactive, up over one percentage point from the previous year.

Marketing services comprised almost 60% of our revenues in 2011, a similar proportion to 2010. We are no longer an advertising agency, we really are a communications services company.

Constant currency[1] revenue growth by sector %


Advertising and Media Investment Management
11
10
12.2
7.0
Consumer Insight
11
10
1.7
4.4
Public Relations & Public Affairs
11
10
6.2
4.3
Branding & Identity, Healthcare and Specialist Communications
11
10
10.1
5.0

Headline PBIT[2] margins by sector %


Advertising and Media Investment Management
11
10
16.1
15.3
Consumer Insight
11
10
10.5
9.7
Public Relations & Public Affairs
11
10
16.1
15.8
Branding & Identity, Healthcare and Specialist Communications
11
10
14.3
12.4

Revenue by sector £m


Advertising and Media Investment Management
Consumer Insight
Public Relations & Public Affairs
Branding & Identity, Healthcare and Specialist Communications
10,000
8,000
6,000
4,000
2,000
0
07
08
09
10
11

[1] See definition on page 182.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

Margins rise to equal historic highs

Headline PBIT margins were up 1.1 margin points to 14.3% compared to 13.2% in 2010, equal to the pro-forma high pre-Lehman and well ahead of the Group's original budget target of 0.5 margin points and revised target of at least 0.7 margin points. On a like-for-like basis headline PBIT margins were also up 1.1 margin points. Headline gross margin margins (or headline PBIT as a percentage of gross margin) were up 1.1 margin points to 15.5%, close to the highest reported levels in the industry.

During 2011, the Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly direct, property, commercial and office costs.

On a like-for-like basis the average number of people in the Group increased by 4.6% in 2011. On the same basis, the number of people in the Group at 31 December 2011 was 4.3% higher than at the end of 2010. Also on a like-for-like basis, revenues increased by 5.3% and gross margin 5.9%. This is yet another demonstration of the fact that growth creates jobs. In the UK alone, more than 900 people were added on a like-for-like basis – up 9% as revenues and gross margins grew on the same basis by 6.7% and 8.6% respectively. The Group's employer social taxes in the UK rose 11.6% like-for-like.

Reported staff costs, excluding incentives, rose by 8.6% and by 9.6% in constant currency. Incentive payments amounted to £338 million (or over $500 million) which was almost 20% of headline operating profit before incentives and income from associates and represented close to maximum achievement of agreed performance targets. Our objective remains to pay out approximately 20% of operating profit before bonus and taxes at maximum and 15% at target and, in some cases, 25% at 'super-maximum'. Given the record profit and margin performance in 2011, most of the Group's operating companies achieved record incentive levels – reflecting pay for performance, not failure. We should not be, and are not, hesitant to pay for success and be competitive internationally.

Before these incentive payments, headline PBIT margins rose by 0.8 margin points to 17.6%. The Group's staff cost-to-revenue ratio, including incentives, increased by 0.3 margin points to 58.6% compared with 58.3% in 2010. Following intentional containment in 2009 and 2010 post-Lehman, the Group continued to increase its investment in human capital in 2011, particularly in the faster-growing geographic and functional markets, as like-for-like revenues and gross margin increased significantly. However, the Group's more representative staff costs to gross margin ratio remained flat at 63.6% compared with the prior year, as gross margin grew faster than revenues.

Part of the Group's strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slowdowns. In 2011, the ratio of variable staff costs to total staff costs was 12.2%, compared with 13.4% in 2010 and 9.7% in 2009. As a proportion of revenue, variable staff costs were 7.2% in 2011 compared with 7.8% in 2010 and 5.7% in 2009. The business is, therefore, well positioned if current market conditions change.

As a result of all this, headline PBIT rose over 16% to £1.429 billion from £1.229 billion, up over 17% in constant currencies. Reported PBIT rose over 22% to £1.258 billion from £1.028 billion, up over 23% in constant currencies.

Net finance costs (excluding the revaluation of financial instruments) were £200 million, up 2.5% from £195 million in 2010, reflecting lower average net debt, offset by higher funding costs. Headline profit before tax increased by almost 19% to £1.229 billion and reported profit before tax was up 18.5% to £1.008 billion, over £1 billion for the first time.

The Group's tax rate on headline profit before tax was 22.0%, the same as 2010, and on reported profit before tax was 9.1%, significantly less than the rate of 22.4% in 2010.

Net people additions (excluding associates)

Year to 31 December	Like-for-like 2011/2010	Like-for-like 2010/2009
China	1,008	498
UK	907	538
India	456	490
Brazil	310	315
US	233	1,876
Germany	193	(98)
Indonesia	148	116
Singapore	135	167
Thailand	123	52
Mexico	119	140
Other countries	1,100	393
Total	**4,732**	**4,487**

Group payroll taxes (excluding associates)

Year to 31 December 2011	Employers social taxes $m	Employees social taxes[1] $m	Social taxes per head[1] $000
US	174	131	12
France	111	52	45
UK	104	71	17
Germany	62	62	23
Brazil	47	10	17
Spain	39	7	14
Italy	38	12	24
Sweden	20	4	28
China	19	6	4
Australia	12	3	8
Other countries	157	89	5
Total	**783**	**447**	**11**

[1] Estimate.

The difference was primarily due to the exceptional release of prior year corporate tax provisions following the resolution of a number of open tax matters, together with deferred tax credits in relation to amortisation of acquired intangible assets.

Diluted headline earnings per share rose over 19% to 67.7p and diluted reported earnings per share increased over 40% to 64.5p. Including the exceptional tax credit, diluted headline earnings per share rose over 33% to 75.6p. No severance or integration or acquisition expenses have been excluded in arriving at headline earnings which is, unusually, not competitive practice.

2011 digital revenue[1] vs peers $bn


WPP
Omnicom
Publicis
IPG
Havas
5
4
3
2
1
0

[1] Peer digital revenue $bn according to *Advertising Age* %s applied to FY US$ revenue.

The outlook for 2012

2012 may well have a pattern similar to 2011. Forecasts of worldwide real GDP growth still hover around 3.5% with inflation of 2% giving nominal GDP growth of 5.5%. Advertising as a proportion of GDP should at least remain constant, as it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, and grow at a similar rate to GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential election in November should underpin industry growth by 1% alone this year. Some commentators, including our own, estimate $7-8 billion of political spending in the US alone.

Both consumers and corporates are likely to continue to be cautious and fearful, but should continue to purchase or invest in brands in both fast- and slow-growth markets. In addition, although there may not have been the required strong political leadership in the Eurozone, it is just possible that Europe will muddle through the current crisis, without a catastrophic failure, although the Iranian and Middle-Eastern situation poses another threat to global stability and oil prices. Some worry about Chinese growth rates and hard landings, although we see little let-up in Mainland China (in the first three months of 2012, China revenues are up 16% like-for-like) and believe the worst case is a soft landing, particularly following the strategies laid out in the 12th Five Year Plan – stressing consumption, social security and service industries.

In 2012, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and 'horizontality'. New markets, new media and consumer insight account respectively for 29%, 30% and 25% of the Group's revenues of over $16 billion, demonstrating the success of our strategic focus.

At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base. Additionally, as noted earlier, flexible staff costs (including incentives, freelance and consultants) have returned close to historic highs of around 7% of revenues, giving some protection in case market conditions change.

2011 revenue by geography vs peers $bn


Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Western Europe & UK
North America
20
16
12
8
4
0
WPP
Omnicom[1,2]
Publicis[1,3]
IPG[1,4]
Havas[1,3]

[1] Sourced from 2011 company presentations. Central & Eastern Europe estimated as 3% of revenue.
[2] Assumed non-Euro countries in Europe are 3% of revenue and Canada is 1.5% of revenue.
[3] Assumed $1=€0.71 based on the average for 2011.
[4] Assumed Canada is 1.5% of revenue.

The budgets for 2012 have been prepared on a conservative basis, as usual, reflecting the faster-growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster-growing functional sectors of Advertising, Media Investment Management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the US and Western Europe. Our 2012 budgets show like-for-like revenue and gross margin growth of around 4% and a target operating margin improvement of 0.5 margin points.

Incentive plans for 2012 will continue to emphasise revenue (particularly in the mature markets of our custom consumer insight businesses) and operating profit growth in conjunction with operating margin improvement, although objectives will continue to include qualitative Group objectives, including coordination and co-operation, talent management and succession planning.

At the time of writing, we have revenue and profit data for the first three months of 2012. The Group has started the year well, with like-for-like revenue and gross margin for the first three months both up 4%. Geographically, we continue to see strong growth in Asia Pacific and Latin America and modestly better growth in the mature Western and Continental Europe markets. By sector, Advertising and Media Investment Management remains strong and Consumer Insight is showing an improvement in growth compared with the fourth quarter of 2011. These trends are in line with our budgets, which also indicate a broadly steady rate of growth throughout the year, albeit with the usual conservatism in quarter four. Operating profits were above budget.

One of the clouds on the horizon may, however, be 2013. There will be no maxi- or mini-quadrennial events in that year. It now seems more likely that President Obama will be re-elected and will have to confront the intimidating US budget deficit, whilst dealing with a Republican-controlled House of Representatives and/or Senate. Legislative gridlock may continue at a time when 'kicking the can' down the road may no longer be viable. Some hope that a re-elected President becomes more concerned with his legacy.

The longer term

In the long term, the outlook for the communications services industry appears favourable.

Globalisation, overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence retail distribution, brand emphasis on health and wellness, the growth in government spending and the new focus on corporate sustainability issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of 'new-BRICs' such as Vietnam, Pakistan, Indonesia, Bangladesh, Colombia and Mexico and even Myanmar. Advertising and marketing services expenditure as a proportion of GDP has started to resume its growth, although in these relatively low-inflationary times, where our clients have limited pricing power, we remain committed to working with our clients and their procurement departments to improve the effectiveness and efficiency of their spending and investments.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media, consumer insight and 'horizontality' – and a focus on not only strategic planning, creative execution and distribution, but also on both the application of technology and analysis of data, to the benefit of our clients and people.

Including associates, the Group currently employs over 158,000 full-time people (up from over 146,000 the previous year) in over 2,500 offices in 107 countries. It services 344 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 63 of the Nasdaq 100, 33 of the Fortune e-50, and 730 national or multinational clients in three or more disciplines. More than 470 clients are served in four disciplines and these clients account for almost 57% of Group revenues. This reflects the increasing opportunities for coordination and co-operation or 'horizontality' between activities, both nationally and internationally and at a client and country level. The Group also works with almost 360 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. We estimate that well over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. The Group continues to improve co-operation and coordination among its operating companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. 'Horizontality' has been accelerated through the appointment of over 30 Global Client Leaders for our major clients, accounting for about one-third of total revenues of $16 billion, and Country Managers in half a dozen 'test' markets. The Group continues to lead the industry in coordinating investment geographically and functionally through parent company initiatives and winning Group pitches.

Our key priorities

Our reason for being, the justification for WPP's existence, continues to be to add value to our clients' businesses and our people's careers. Our goal remains to be the world's most successful provider of communications services to multinational and local companies, not just the largest.

To that end, we have three key strategic priorities.

1 First, with the financial crisis of 2008 now hopefully behind us, and with margins now equal to historic pro-forma highs, our immediate goal is to deliver annual EPS growth of 10-15% through organic revenue growth of up to 5%, margin improvement of 0.5 margin points or more, and productive use of our cash flow. Compared with the last downturn, our people are stronger: they are better resourced, better motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured. In the most recent economic cycle, margins peaked at 15.0% (pre-TNS) and bottomed at 11.7%, as opposed to 10.5% and 5.6% in the early 1990s.

2 Second, in the medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively. At TNS the integration has gone well, particularly from a margin and operating profit point of view, and the focus has now to be on revenue and gross margin growth, capturing greater market share – an opportunity heightened by the recent Ipsos/Synovate takeover.

3 Our third priority, in the long term or over the next five to 10 years, is to:

- Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from over 29% to 35-40%.
- Increase the share of revenues of new media from 30% to 35-40%.
- Increase the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – to be more than 50% of revenues, with a focus on digital and consumer insight, data analytics and the application of new technology.

Our six specific objectives

Here are six objectives which represent our key performance indicators (KPIs). For an assessment of how we performed against them in 2011, read on.

1. **Continue to raise operating margins to the levels of the best-performing competition.**
2. **Continue to increase flexibility in the cost structure.**
3. **Improve total share owner return and return on capital.**
4. **Continue to enhance the value added by the parent company.**
5. **Continue to place greater emphasis on revenue growth.**
6. **Improve still further the quality of our creative output.**

1 First, to continue to raise operating margins to the levels of the best-performing competition. In 2011, we achieved a margin of 14.3%, equal to our historic pro-forma high. We continue to believe a margin of 18.3% is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%. It may well be that gross margin margin is a more accurate competitive comparison and we achieved 15.5% in 2011, significantly up on 2010 and at the top levels of industry performance.

Headline operating margins[1] vs peers %


WPP
IPG
Omnicom
Publicis
Havas
WPP including associates
WPP gross margin margin[2]
20
15
10
5
0
2007
2008
2009
2010
2011

[1] Based on headline operating profit as defined on page 183, excluding share of results of associates, and sourced from relevant public filings, adjusted to a comparable basis to WPP.
[2] Gross margin margin is defined as headline PBIT as a proportion of gross margin.

2 Second, to continue to increase flexibility in the cost structure. In 2011, flexible staff costs (including incentives, freelance and consultants) returned close to historical highs of around 7% of revenues and continue to position the Group extremely well, if current market conditions change.

Change in variable costs %


2011
2010
2009
2002
15
12
9
6
3
0
9.2
9.7
13.4
12.2
5.3
5.7
7.8
7.2
Variable staff costs as a % of staff costs
Variable staff costs as a % of revenue

3 Third, to improve total share owner return by maximising the return on investment on the Company's substantial free cash flow of over £1.0 billion (or around $1.6 billion).

There are broadly three alternative uses of funds:

- Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we have increased investment in our digital and technology-based service offering, in line with our strategic goals. We have also invested significantly more in real estate following lease renewals to secure greater efficiencies, although we have an opportunity to sell a freehold property for a significant capital gain.
- Mergers and acquisitions, which have historically taken the lion's share of free cash flow. Here we have raised the hurdle rate on capital employed so that our return on capital may be increased. There is a very significant pipeline of reasonably priced small and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere at our competitors, particularly in fast-growing markets like China.

Our acquisition focus in 2011 was again on the triple opportunities of faster-growing geographic markets, new media and consumer insight, including data analytics and the application of technology, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2011, the Group spent £381 million on initial acquisition payments, net of cash acquired and disposal proceeds. Net acquisition spend is currently targeted at around £300 million per annum and we will continue to seize opportunities in line with our strategy.

- Dividends or share buy-backs. We have increasingly come to the view, based on co-operative research with leading investment institutions, that, currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions.

Following the strong first-half results in 2011, your Board raised the dividend by 25%, around five percentage points faster than the growth in diluted headline earnings per share, a pay-out ratio in the first half of 33%. For the full year, diluted headline earnings per share (including the exceptional tax credit) rose by 33% and as a result, the second interim dividend has been increased by 45%, bringing the total dividend for the year to 24.60p per share, up 38%, five percentage points higher than the growth in diluted headline earnings per share (including the exceptional tax credit) and 19 percentage points higher than the growth in diluted headline earnings per share (excluding the exceptional tax credit). As indicated in the AGM statement in June 2011, the Board's objective remains to increase the dividend pay-out ratio to approximately 40% as soon as possible compared to the 2010 ratio of 31%. In 2011, it reached 36% on diluted headline earnings per share (excluding the exceptional tax credit) and 33% on diluted headline earnings per share (including the exceptional tax credit). Dividends to be paid in respect of 2011 will total over £300 million for the year.

Share buy-backs will continue to be targeted to absorb any share dilution from scrip dividends, issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as it did last year. Share buy-backs in 2011 cost £182 million, representing 2.1% of issued share capital.

Distributions to share owners[1] £m


Buy-backs
Dividends paid
4.8%
600
450
300
150
0
6.6%
4.7%
3.4%
3.0%
4.8%
2007
2008
2009
2010
2011

[1] Sum of share buy-backs and dividends paid divided by average shares in issue for the relevant period, as a % of the average share price for the relevant period.

4 Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development, including sustainability. We will continue to do this through a limited group of 400 or so people at the centre in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and São Paulo. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company.

But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client coordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies, but directly to holding or parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. Initiatives involving some of the world's largest marketers continue to gain momentum. The world's largest advertiser is itself integrating its efforts around brands, in the areas of advertising, media investment management, market research, packaging design and public relations. Our largest client is seeking a seamless model, effectively a one-client agency within our Group. All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, coordination of communications and price. In response, we focus on talent, structure and incentives.

Managing talent

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance and on that critical dimension, we continue to make significant progress.

In creating highly-competitive incentives with extremely attractive working environments, we increasingly differentiate ourselves from our competitors and improve the attractiveness of WPP companies as destinations for talent. Our quarterly reviews with the operating companies have been structured to give more time and attention to talent and to clients. Our recruiting efforts throughout 2011 were especially fruitful as we successfully targeted and recruited top talent within and beyond our industry, often competing with investment banking, management consulting, new media and private equity offers. The war for talent is fierce and will intensify further, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our flagship client leadership training program, *Maestro*, is being continuously developed. The parent company and each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. We have launched a senior management mentoring and development program specifically for women, run by Charlotte Beers and called 'The X Factor'.

In 2011, your Company teamed up with the Shanghai Art & Design Academy (SADA) to establish the WPP School of Marketing and Communications. This jointly run school offers China's first professional marketing and communications three-year diploma program. After 17 years, the WPP Marketing Fellowship program remains (sadly) the only multi-disciplinary and multi-geographical recruitment and training initiative in the industry.

We continued to scrutinise and modify our compensation practices, both to offer competitive and appropriately-based rewards to our people and to attract outstanding talent from elsewhere. This is a key strategic priority for us. Our competition is, sometimes, not so rigorous in evaluating and rewarding performance – for example, taking advantage of sharp falls in share prices to re-price or issue options or giving limited disclosure to investors of compensation plan details. A failure of external, as well as internal, audiences to understand the importance of globally competitive incentive-based compensation will undermine the Company's leadership position. After all, we invest almost $10 billion a year in human capital, as opposed to only $400 million in fixed assets – 25 times more.

Communications

Of all businesses, a communications services company must be a model of excellent external and internal communications. To that end, we accelerate understanding of the Group's vast resources with a raft of regular communications through our websites and social media channels and in print: our monthly public online news bulletin, *e.wire*; our consistently-awarded global newspaper and eBook, The *WIRE*; our annual *Atticus Journal* of original marketing thinking; the →

WPP *Reading Room*, an extensive online library of think pieces (both public and original) from WPP professionals worldwide; our online *Fact Files* profiling Group resources/ companies/ products; regular communication on Group initiatives such as the WPP Worldwide Partnership Program and the WPP Marketing Fellowship Program; our annual Sustainability Report and this consistently award-winning Annual Report, both in print and online.

Property management

In 2011, we were able to reduce our core property portfolio. Although square footage rose by 1.7% from 22.8 million sq ft to 23.2 million sq ft at the end of the year, this increase was less than the 3.1% of revenue growth attributable to acquisitions and considerably less than constant currency revenue growth of 8.4%, meaning our core portfolio (excluding the impact of acquisitions) reduced. Consequently, average square foot per head dropped to 211 sq ft, well ahead of the target of 220 sq ft we set ourselves.

As a result of this improvement in space utilisation the establishment cost-to-revenue ratio dropped to 6.7%, ahead of our long-term 7% run rate and in spite of a 3% increase in cost per square foot. For 2012 we will continue our focus on the key drivers of space per head, particularly in the US where it runs above our average, and the cost per square foot on our lease renewals, particularly in the faster-growing markets where the rental markets are rising fastest. Our aim is to maintain the establishment cost-to-revenue ratio at 7% or even reduce it.

Procurement

We continue to target clear sector leadership in procurement, through continuous investment in people, processes and technology. WPP has professional procurement resources based in 14 countries.

Our goal is to make savings and add value across all of WPP's bought-out spend, with particular emphasis on opportunities to leverage our global, regional or local scale to the benefit of our clients and our operating companies.

Information technology

In IT we continue to consolidate our core technology infrastructure with the objectives of reducing cost and improving quality. This enables our operating companies to concentrate their efforts on client- related developments and other internal business-focused applications.

The convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to increase efficiencies and to provide enhanced support to our increasingly mobile workforce.

Practice development

In practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media investment management, healthcare, corporate sustainability, government, new technologies, new faster-growing markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. Specifically, we continue to invest in sharing insights and developing initiatives through WPP Digital (in digital marketing and media) and The Store (in distribution and retail).

In key geographic markets we are increasingly coordinating our activities through WPP Country Managers. We continue to believe that increasing coordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker. In addition, we have increased the number of WPP Global Client Leaders to coordinate our efforts on behalf of clients and to ensure they receive maximum benefit from their relationships with WPP operating brands. Over 30 global client leaders have been appointed so far.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications, corporate sustainability and media and entertainment. This has been especially important in developing our portfolio of direct investments in new media under WPP Digital and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients. All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

Sustainability

The Group's commitment to, and investment in, sustainability initiatives supports major business wins. We estimate that clients who engaged with WPP on our approach to sustainability were worth at least $1 billion to the Group in 2011. See pages 117 to 127 for more on sustainability at WPP.

Sustainability performance summary

	2011	2010	Change %
Value of client business supported by our sustainability credentials*	**$1bn**	–	–
Gender diversity (% of women total employees)	**54%**	54%	0%
Gender diversity (% of women Board directors/executive leaders)	**31%**	31%	0%
Investment in training and welfare	**£58.3m**	£48.9m	+19%
Carbon footprint (tonnes of CO_2 per person)	**2.44**	2.51	-3%
Social investment (£ million)	**£15.3m**	£14.3m	+7%

* Value of clients who requested information on our sustainability policies and performance through their supplier management process.

5 Fifth, to continue to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth, although the methods used to calculate rates of organic growth 'vary' to say the least and we may have put too much emphasis on margin improvement. In 2011, our like-for-like revenue growth of 5.3% was strong but not as strong as others, although quarter-four growth of 4.5% was in the middle of the pack. On a gross margin basis, the Group's like-for-like growth of 5.9% was in line with our leading competitors. Our margin performance is consistently at the top end of the pack.

Organic revenue growth vs peers %


WPP
IPG
Omnicom
Publicis
Havas
-- WPP organic gross margin growth
15
10
5
0
-5
-10
Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411

Given the significance of Consumer Insight revenues to the Group, with none of our direct competitors present in that sector, gross margin and gross margin margins are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because Consumer Insight revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection is more efficient.

Estimated net new business billings of £3.2 billion ($5.2 billion) were won in 2011, up over 7% on 2010, placing the Group first or second in all leading net new business tables.

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. In 2011, 24 acquisitions and investments were in new markets, 32 in new media and eight in Consumer Insight, including data analytics and the application of technology, with the balance of seven driven by individual client or agency needs.

Specifically, in 2011, acquisitions and increased equity stakes were completed in Advertising and Media Investment Management in the US, France, Germany, the Netherlands, Bahrain, South Africa, Brazil, Chile, China, India, South Korea and the Philippines; in Consumer Insight in the US, Ireland, Germany, Poland, Russia, Kenya, Japan and Sri Lanka; in Public Relations & Public Affairs in the US, the UK, South Africa and Singapore; in direct, digital and interactive in the US, the UK, Austria, Brazil, China, the Philippines and Singapore; and in Specialist Communications in the US and Kenya.

So far in 2012, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in Israel, China, Singapore and Indonesia; in Consumer Insight in China and New Zealand; in Public Relations & Public Affairs in the US, Finland, Russia and Hong Kong; and in direct, digital and interactive in Russia and Australia. These acquisitions continue to move us forward to our previously described strategic priorities; expanding the share of revenues of our businesses in Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe to 35-40%; in new media to 35-40%; and in Consumer Insight, direct, digital and interactive, to over one-half.

We intend to expand our strong networks – Ogilvy & Mather Advertising, JWT, Y&R, Grey, United, bates, Mindshare, MEC, MediaCom, Maxus, tenthavenue, TNS, Millward Brown, Kantar Media, Kantar Health, Kantar Retail, Kantar Worldpanel, Hill+Knowlton Strategies, Ogilvy Public Relations, Burson-Marsteller, Cohn & Wolfe, OgilvyOne Worldwide, Wunderman, OgilvyAction, G2, Possible Worldwide, 24/7 Media, Ogilvy CommonHealth Worldwide, Sudler & Hennessey, ghg, The Brand Union, Landor and FITCH – in high-growth markets or where their market share is insufficient.

We will also enhance our leadership position in Consumer Insight by further development of our key brands with particular emphasis on North America, Asia Pacific, Latin America and Continental and Eastern Europe. We will continue our growth of research panels and have established a Kantar-wide operational capability. We will reinforce our growing position in media research through Kantar Media, which includes our investments in television audience research through the former TNS Media Intelligence and TNS Media Research, and IBOPE and Marktest, which, combined, is the market leader outside North America. We now measure television and/or internet audiences in 47 countries around the world. →

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, Blanc & Otus and Lightspeed. We will also invest directly in new channels through start-ups, particularly as US and French valuations in search, for example, are still prohibitive. Other opportunities will be sought to enhance our online capabilities.

Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

6 Sixth, to improve still further the quality of creative work throughout the Group. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client's procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the BrandZ™ Top 100 Most Powerful Brands study published annually with the *Financial Times* and its study of the BrandZ™ Top 50 Most Valuable Chinese Brands, together with the just-launched BrandZ™ Top 50 Most Valuable Latin American Brands.

We intend to achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards.

In pursuing these aims, the Group is led by John O'Keeffe, WPP's worldwide creative director. Under John's guidance, gratifying and discernible progress continues.

Your Company was named Holding Company of the Year at the 2011 Cannes Lions International Festival of Creativity, the world's premier showcase for excellence in communications. This marks the first time the Cannes Lions have measured and recognised creative performance at the parent company level. Based on the collective number of Cannes Lions awarded to WPP agencies for creative excellence, WPP accumulated 1,219 points in the competition, followed by Omnicom second with 1,152 points and Publicis with 744 points. Awards were won by WPP agencies from more than 30 countries across all continents, including most notably a prestigious Grand Prix awarded to JWT Shanghai, the first time a Chinese agency has won this top prize. Three years earlier, JWT India was the first agency to win a Cannes Grand Prix for India.

Our performance in *The Gunn Report*, even on an accurately-calculated weighted basis, is as strong, with GroupM topping the Media Holding Company of the Year tables and Mindshare the fastest growing of the two big agencies at the top of the report in terms of media creativity. 2011 also saw the fifth annual WPPED Cream awards, our internal award program for outstanding work across the Group.

We are committed to achieving our objectives in the right way, as a company that recognises our responsibilities to clients, our people and the world at large. Sustainability at WPP encompasses our principles for marketing ethics, privacy and data protection, our leading employment practices, our commitment to minimise our environmental footprint and the contribution we make to communities through pro bono work and charitable giving. This is not altruism or charity, it is good business when, like us, you are focused on long-term total share owner return. Our strong track record in this area enables us to take advantage of new commercial opportunities as sustainability continues to grow in importance for consumers, governments, brands and businesses in Western and fast-growing economies. Our goal is for WPP to be a centre of excellence for sustainability communication, giving our clients the best advice and enhancing consumers' understanding of sustainability issues.

A summary of the Group's approach to sustainability can be found on pages 117 to 127. Please also see our annual Sustainability Report on the work our clients and our people do in these increasingly important areas.

Future challenges

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones. As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform. WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

And finally...

For companies such as ours, the regular acquisition of new business from new clients in open competition carries huge significance. More than any other form of achievement, it hits the headlines. It signals, very publicly, progress and momentum and state-of-the-art professionalism. It works as a kind of compliment to existing clients. And it is a great morale booster for staff. So it is extremely gratifying to be able to report that the Group's 2011 new business performance continued, across disciplines and territories, to be outstanding.

At least as admirable, however, if less publicly recognised, is the ability of our companies to continue to service and satisfy existing clients – over many years and often through times of considerable difficulty. In 2011, an outstanding validation of this was the award of the first Lion at Cannes to any Holding Company for creative excellence. This ability to service and satisfy clients is sometimes referred to as client retention; but that's a seriously misleading term. Client retention suggests little more than passive custodianship; looking after what you have got and making sure it does not slip away. In truth, of course, to satisfy properly demanding existing clients requires at least as much energy, initiative, enterprise and imagination as any hectic new business presentation – and on top of that, the ability to sustain such service over very long periods of time.

So while we delight in our new business record, and thank and congratulate those thousands of our people who contributed to it, we would like to reserve our last word of gratitude for those many more thousands who continued to prove, day in and day out, the value to their clients of the skills and talents of WPP professionals. It is testing and admirable work that they do, that sometimes goes unrecognised.

Philip Lader
Chairman

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Howard Paster (1944-2011)

When Howard Paster died in August of last year, his army of friends and colleagues shared two dominant emotions: a huge sense of loss; and infinite gratitude for having known him.

Bill and Hillary Clinton were among them. He'd worked closely with both. "We will remember Howard for his passion and candor and his dedication to public service," they wrote.

Howard Paster had been part of WPP since 1989 – for the last decade with responsibility for all the Group's public relations and public affairs interests, and for much of that time as a member of the WPP Board of Directors. Extensive though that responsibility was, Howard's influence was greater still. The multitude of tributes that followed his death painted a remarkably consistent picture of the qualities with which he was blessed and which he so liberally shared.

Here is just a fraction of those tributes.

"A good man." "One of the finest men I've ever met." "His integrity, compassion and deep love of his family were inspirations to all of us." "Always the person to turn to for advice." "We will all miss Howard's knowledge, great wisdom and kindness" "A compassionate man." "He was as insightful a business guy and generous a human being as I have known." "Wise, kind, expert, polite and always helpful." "A wonderful man." "A great guy and a wise counsellor." "We've truly lost a remarkable man, but the inspiration of his faith, optimism and perseverance will live in our hearts forever."

"Howard has been our colleague, friend and trusted advisor for almost a quarter of a century", said Martin Sorrell at that time. "He really is irreplaceable."



As we extend our sympathy to Howard Paster's family, we thank them profoundly for having shared him with us.

Reports from our operating brands

Our business is best understood through an understanding of its constituent parts. On the following pages, the leaders of our major companies give thumbnail accounts of their performance and progress in 2011.





Advertising agency networks

Ogilvy & Mather

Report by Miles Young (below)
Chief executive officer



In 2011, we welcomed two new global clients to our network, SC Johnson and Royal Philips Electronics. We could not be more proud to have been entrusted with these remarkable brands.

In the discussion which led up to our appointments, a common and central theme was 'integration.' Perhaps not surprisingly, since our research shows it to be the No.1 issue concerning CMOs today. Both clients attributed our appointment, in part, to our ability to demonstrate 'deep' integration.

In the last few years our focus for investment has been Integration 3.0, and now even beyond that. One of the problems of our industry, though, is that the earlier integrated life forms resolutely refuse to die.

There is Integration 1.0: graphic integration, mainly – what we call "matching luggage," where things look and feel essentially similar. Slightly more evolved is Integration 2.0, "integration by funnel," where there is a systematic (though often formulaic) attribution of different roles for communications to a different stage of a funnel. This still represents best practice for many. Integration 3.0 is where the process becomes much more organic: where the real journeys of shoppers and customers are the basis for how to integrate. 4.0 takes us into territory we are starting to explore, where integration is dynamic, involving chain reactions to every element of the business, right across the marketing and sales mix; all managed live, in-market and driven digitally.

Getting there has quite a price of entry. You need, firstly, to possess the ability to execute to best-in-class levels. In this respect, client disappointment with execution which does not live up to the promise of a plan is rife throughout the industry. Integration is execution. And, secondly, you need laser focus. As my colleague Ben Richards (who, with his team, has developed our strategic approach in this area) puts it, while you desperately need 360° capabilities, what then matters is how you deploy them: clients want "the 10° which really matter." Goodbye to all those bicycle wheel charts, which showed a zillion points of contact radiating from the core idea, which would inevitably be a television commercial. This 10° is our sweet spot, and it happens in one room, with one team and one operating system.

The other highlight of our year was Cannes – at so many levels. At one level, it saw our best performance ever in terms of awards, emerging as the No.2 network – a tribute to the leadership of our worldwide creative director Tham Khai Meng and his teams. At another, it saw us celebrate the 100th birthday of David Ogilvy. The event was made for us by the attendance of Mme Herta Ogilvy. We spread a two-kilometer red carpet along the length of the Croisette, parts of which Khai has had cut up and made into 'official David Ogilvy insoles' to remind us to continue "walking like a lion"!

TED speaker and education and creativity expert Sir Ken Robinson delivered the first lecture of our 'Ogilvy & Inspire' series and reminded us that "pervasive creativity is about involving everybody and the whole operation" and that "great creative work involves interactions across and within an organization and among different areas of expertise." This was another reminder of the need for deep integration.

"Last year, we performed ahead of the market in all our regions and all our disciplines"

Last year, we performed ahead of the market in all our regions and all our disciplines. Brian Fetherstonhaugh (direct marketing), Chris Graves (public relations), Steve Harding (activation) and Matt Giegerich (healthcare) detail their performances on the following pages. We have not called out Ogilvy & Mather Advertising (led by Paul Heath) separately, as much of its achievements I have touched on above.

Geographically, the US and the UK both grew very well for us, while the developing markets in Asia and Latin America continued to outperform our expectations. Last year, we took a majority stake of our outstanding business in South Africa, cementing the acceleration of our Africa strategy. In China, we acquired Nanjing Yindu, one of China's largest independent advertising agencies, consolidating our strong position in the Yangtze River Delta region. Who Digital in Vietnam and Promo Interactive in Russia are both significant acquisitions in the digital area.

Recognizing the growing heft of Chinese business abroad we established the first US-based China Practice of any international network, to assist Chinese companies entering the US. DAVID in Brazil and Argentina was launched, with the aim of capturing the fantastic creative talent there and making it accessible, jointly, abroad.

Once again our agencies around the world received multiple recognitions, and it is difficult to single out all of them here, but I want to recognize the success of Asia in winning both *Campaign Asia Pacific*'s Regional Network of the Year and Creative Agency of the Year, and of Ogilvy & Mather Latina in being Network of the Year in three different awards (San Sebastián Festival, Antigua Festival and the Oro de Iberoamérica). These achievements are remarkable.

> **Our culture provides an environment that allows movements to flourish when a few of our people get together with an altruistic goal in mind**

Another source of pride is the network's sense of responsibility to the broader communities in which we live and work. I am thinking in particular of the Great Tohoku Earthquake in Japan. The response of our staff in Tokyo through repeated visits to the disaster zone and the generous support of our offices around the world, have made a real difference to shattered communities. This reaction shows the Ogilvy family at its very best, epitomizing the humanistic values espoused by our founder, who laid down a culture of volunteerism that continues to thrive today in the countless pro bono campaigns undertaken by our offices. From long-standing global partnerships such as the WWF to local grassroots charities, our culture provides an environment that allows movements to flourish when a few of our people get together with an altruistic goal in mind. Our global sustainability practice, OgilvyEarth, launched three years ago, is continuing to help clients such as Coca-Cola, Johnson & Johnson and Unilever develop programs that move beyond traditional green marketing. Their latest research study *Mainstream Green* uncovers the huge gap between what consumers say they intend to do and what they actually do around sustainable living, providing new insights for how companies can create the link to behavioral change.

In 2011, I was lucky to visit our offices in over 15 countries. In each of them I found the same people power, the same well-springs of inspiration, the same sense of family, or, as we would put it, of "red-ness" – even as the shades of red vary, as we want them to, from culture to culture. To all our staff, I would like to express the heartfelt thanks of the management team for driving a red letter year.

OgilvyOne Worldwide

Report by Brian Fetherstonhaugh (below)
Chairman and chief executive officer

Through 2011, OgilvyOne continued to grow and develop as a network, and we have tremendous opportunities ahead.

We grew in every region, and set a new all-time high for worldwide revenues. In 2010, our growth was led by exceptionally strong performance in the US. In 2011, it was the other regions that carried the load. Europe had its best year for revenue growth since 2005. Latina grew over 25%. And Asia achieved a hard-fought, double-digit revenue increase.

OgilvyOne's strong fast-growing market footprint continues to drive outstanding growth. Our combined revenue growth in Brazil, China, India and Russia was well over 20%.

Our digital performance marketing network – Neo – finished the year strongly to achieve double-digit growth yet again.

Finally, we come to the UK, whose 2011 was nothing short of spectacular: revenue and profit growth well above 25%, big new business wins, and a sharp increase in creative awards. To cap it off, in December, OgilvyOne UK was selected by *Campaign* magazine as the Direct Marketing Agency of the Year – for the second year in a row.



Creativity remains a core strength of OgilvyOne Worldwide, and our performance at industry award shows is important in attracting clients and top talent. In 2011, Ogilvy won the Direct Marketing category at Cannes, led by integrated efforts from Latin America. We had another good year at the Direct Marketing Association Echos, capturing 14 awards including two Gold and two special awards, including the prestigious Henry Hoke award. And we got back onto the podium at the Caples with 12 medals.

Our reputation continues to climb – we were digital or direct Agency of the Year in Argentina, China, Germany, India, the UK and the US. RECMA, in its survey of the top 150 global digital agencies, ranked us at No.2. Forrester, the leading US digital analyst, ranked us in their top leadership tier in their report on *Mobile Marketing Strategy and Execution.*

Our promise to our clients is a simple one: we help them win more customers and make them more valuable. 2011 was the year when we crystallized our ability to 'unlock the full value of customers.' Every OgilvyOne employee worldwide now has access to the OneStore, a comprehensive toolkit for discovering and unlocking the value of customers for our clients. This approach has been instrumental in many of our client engagements and new business wins in 2011.

We conducted a pioneering research study to understand the impact of the mobile device on the retail environment to help marketing leaders capitalize on the potential of mobile marketing. The resulting white paper, *From Armed to Charmed: Preparing for and profiting from the new mobile-enabled point of sale*, developed with OgilvyAction, has been viewed by over 50,000 marketing leaders around the world.

> For 2012 and beyond, we will focus on two marketing battlefields... e-commerce... and social customer relationship management

As we look to the future, we will focus our attention on emerging markets and fast-growing segments of the digital landscape. Acquisition plays a vital role in bringing critical geographic coverage, capabilities and talent to the OgilvyOne network. In 2011, we welcomed these companies into the fold:

- Who Digital – Vietnam
- Promo Interactive – Russia
- DT Digital – Australia

For 2012 and beyond, we will focus on two marketing battlefields that will be increasingly important to our clients. The first of these is e-commerce, which is growing globally at over 15%. OgilvyOne has a strong existing base in e-commerce that leverages our strengths in digital direct marketing, analytics and brand experiences. We have ambitious goals to expand beyond this e-commerce core. The second battlefield is 'social customer relationship management' (sCRM), an emerging field that combines the power of traditional CRM with the explosive growth of social media.

Ogilvy Public Relations

Report by Christopher Graves (below)
Global chief executive officer



In marking the 100th anniversary of our founder's birth, Ogilvy Public Relations tried to live up to one of David Ogilvy's pronouncements: "Change is our lifeblood."

Ogilvy PR leadership took a view that, in a media landscape fragmenting and morphing at blinding speeds, the times called for revolution. So we accelerated our transformation of the agency with a comprehensive, worldwide, educational strategy reminiscent of Six Sigma. The industry arbiter, *The Holmes Report*, rewarded Ogilvy PR for these substantial efforts by naming us Digital/Social Agency of the Year. Our clients rewarded us with their trust that we understood the 'social' phenomenon as a business and branding strategy and not just a tactic or gimmick. Revenues for this nascent business grew more than 43% making it a serious contributor to our overall business.

And the transformation went beyond digital and social. A deep integration with the other Ogilvy disciplines drives a key differentiator of Ogilvy PR. The company embraced the new Ogilvy & Mather group operating system called Fusion™. Rather than a sequential or hierarchical process, Fusion™ draws Ogilvy PR into the integrated strategy from the outset. Just as we did with Social@Ogilvy, we rolled out Fusion™ training around the world.

In 2011, Ogilvy PR further embraced the transformation IBM's Jon Iwata identified as "every company is a publisher." But in the rush to become content creators, we recognized our need to help clients create relevant and high-quality content – not just more noise. To this end we welcomed aboard four-time Emmy and two-time Peabody Award winner Betsy Stark whose three-decade career spans *The Wall Street Journal* and ABC News. She joined an already strong content team that has crafted compelling content ranging from videos to infographics and conversation starters in client online communities.

While the Asia Pacific region has served as the most powerful growth engine for many years, in 2011, the US and Europe fired up double-digit growth rates surpassing Asia.

A healthy combination of new business wins and expanded work with existing clients added up to a record year for Ogilvy PR.

> **While fiercely proud of our financial performance, just as importantly, Ogilvy PR people worked hard to make the world a slightly better place**

We were honored to win highly-competitive global pitches for Diageo, the BP London 2012 Olympic Games sponsorship, BMC Software and the Mexico Tourism Board, among dozens of others.

As in prior years, broadening and deepening relationships with existing clients drove a significant amount of growth. Our multi-region client roster grew by 40%. This organic growth is a reflection of our ability to maintain long-term client partnerships – 95% of our top 20 clients stayed with us in 2011.

While fiercely proud of our financial performance, just as importantly, Ogilvy PR people worked hard to make the world a slightly better place. We provided over $1 million in pro bono services, more than triple our 2010 commitment. Pro bono clients included: Opportunity Nation, a history-making, non-partisan coalition of more than 100 NGOs and influential institutions such as Brookings and Heritage dedicated to restoring economic opportunity in America; Caring for Cambodia, a foundation that has built and runs 15 schools in a country that in the past executed all its teachers; Yellowstone Park Foundation; and the World Social Marketing Conference. In a great show of initiative, our young Millennial employees created OgilvyConnect, a pro bono consultancy that provided communications training to 21 local non-profit groups. All of this comes on top of the substantial charitable efforts at every office, from donating truckloads of food at holiday time, to supporting communities in dire need.

Finally, Ogilvy PR garnered more than 125 awards in 2011, including Cannes PR Lions and winning the top WPP WPPED Cream creative award for the fourth time in five years.

A great year. We know we can do better in 2012.

OgilvyAction

Report by Steve Harding (below)
Global chief executive officer

OgilvyAction had a very successful year in 2011, the third consecutive year of positive growth and achievement.

In planning for 2011, OgilvyAction's leadership team forecast the continued growth of activation as a strategic part of the marketing mix. This certainly was the case and OgilvyAction was well positioned to take prominence with some impressive new business wins, including a new relationship with SC Johnson, which was won in partnership with Ogilvy & Mather.



The stellar year-on-year growth was achieved by some exceptional regional performances in North America and Asia Pacific. The US joint venture with the Malone Group in 2010 made OgilvyAction a top five agency and was instrumental in the continued positive development of our North American operation in 2011.

OgilvyAction's existing client base also saw continuation of sustainable growth and strengthened our platform to increase penetration in Ogilvy & Mather's global client roster. In line with this strategy, Coca-Cola, Kimberly-Clark, Unilever and Siemens showed significant growth in 2011.

Our growth strategies were the base of 2011 plans and proved to be fundamental in achieving revenue and profit growth.

To help elevate the quality of our creative product and to enhance our creative reputation, we launched a new global philosophy: 'Big Ideas in Action'. This focus has resulted in OgilvyAction increasing its success in award shows, 150% on 2010, making 2011 the most successful year for creative awards in the network's history.

We also embedded a business development framework to deliver 'Big Ideas in Action'. Named 'Winning Ways', this is a dynamic and globally-consistent model and approach to new client acquisition and organic development that has now been adopted across all four regions.

We have strengthened our talent pool with investment in strategic and creative expertise across our key hubs.

There was also a strong focus on learning and development; the extension of best practice via our global community has spurred excellence in the delivery of our core Shopper, Trade, Experiential and Promotional activation disciplines.

Most importantly, we launched the OgilvyAction Digital Activation 6-Point Plan. This will ensure that digital focus is ubiquitous throughout our network. The leadership team firmly believes that this initiative will be the most important move in defining our future success and achieving our global ambitions.

2011, whilst successful in its own right, is only one part of our journey. As we move into 2012 with its continued economic uncertainty, we will continue to be ambitious and driven but at the same time pragmatic. Our 2012 plan therefore, provides no fundamental change to our overriding ambitions and strategy. We have positive momentum, so a balance of continuing on our existing path together with some increased focus in specific areas, is the basis of our plan for the year ahead. 2012 will see us focus on five key areas:

1. Drive growth via our 'Winning Ways' business approach, building revenue in both Ogilvy & Mather's global clients and 'greenfields' opportunities.
2. Continue to build our creative reputation, targeting significant creative and effectiveness awards.
3. Drive digital ubiquity in every region, particularly in the mobile and social shopper areas.
4. Achieve all the above whilst improving our margin.
5. Via our talent community, ensure that our existing talent is developed, retained and motivated and where we have talent gaps, strengthen our capabilities by recruiting the 'best'.

OgilvyAction's ambition is to be the world's best brand activation network. We have made significant strides in achieving that goal and we believe that clients' continued demand for strategically-led activation solutions with 'Big Ideas' at their centre, will ensure that OgilvyAction is well positioned to continue its growth in 2012 and beyond.

Ogilvy CommonHealth Worldwide (full report on page 73)

Report by Matt Giegerich
Chairman and chief executive officer

After just one full year of operation, the healthcare marketing network formed in 2010 by the merger of Ogilvy Healthworld and CommonHealth has proven it can deliver a more integrated, more digital and more global offering than either could as separate entities, with an impressive 72 significant new agency-of-record assignments in 2011, as well as numerous additional project-based assignments.

With 65 offices across 35 countries, individual business units within the Ogilvy CommonHealth Worldwide network continue to provide specialized focus on key healthcare marketing disciplines. However, a new, unified global reporting structure is now in place, intended to help ensure the network can deploy the right team and resources for every client, regardless of geography or scale. This global structure also creates operational efficiencies and reduces duplication of effort and investment.

JWT

Report by Bob Jeffrey (below)
Worldwide chairman and chief executive officer



As JWT approaches its 150th anniversary in 2014, we continue to redefine what it means to be a global network in the 21st century. Our pioneering spirit, fortified by the breadth and depth of talent and knowledge across our global network, has helped us maintain many enduring relationships: Unilever (108 years), Kraft (88 years), Kimberly-Clark (83 years), Kellogg's (80 years), Ford (66 years), Rolex (65 years), J&J (50 years), Shell (49 years) and Bayer (14 years). It also has translated into winning creative and substantial business in new categories across the globe, including mobile/telecoms (Nokia and Vodafone) and financial services and technology (HSBC and Bloomberg, and Microsoft in Brazil and China).

And the pioneering continues. In 2011, under the guidance of Fernando Vega-Olmos, chairman of JWT's Worldwide Creative Council, we won 49 Cannes Lions and earned a spot as one of the top five agencies in the Festival. We also made history by bringing home the first-ever Grand Prix award for Mainland China for our work on Samsonite after a similar feat at JWT India for the *Times of India* three years ago. Our performance significantly contributed to WPP's ranking as the top holding company of the year at Cannes. This momentum continues to fuel our desire to look towards the future and innovate as the industry evolves.

Two forces are shaping our culture – technology and geography. Our strategy for 2012 and beyond, developed with our worldwide planning director Guy Murphy, is a belief that, correctly executed, blending technological innovation with international imagination will give us a competitive advantage. In other words, the route to great work – and therefore growth – for our biggest clients is embracing a philosophy we call 'worldmade'. In short, at JWT, we make things inspired by the world.

Worldmade permeates everything we do, and is the foundation and inspiration for the creation of dotJWT. dotJWT is the operating system that unites all of our digital expertise, both in our specialist agencies and within JWT, and connects them internationally to solve client problems. dotJWT encompasses nearly 2,000 specialists, nine+ agency brands, 20+ locations and more than 100 clients.

We've already seen success with dotJWT across a number of our key global brands including Unilever's Lux, J&J's Zyrtec, Energizer/Schick and HSBC. We are Google's biggest customer in Brazil, an Adobe development partner in Singapore, New York and San Diego, and help manage HSBC's online presence across the globe.

Non-traditional marketing is the fastest-growing segment of our industry, and now accounts for a growing percentage of our revenues. Our work on 'activating' global campaigns such as Nokia's Lumia launch is further testament to the power of our global network.

"dotJWT is the operating system that unites all of our digital expertise, both in our specialist agencies and within JWT, and connects them internationally to solve client problems"

We've further fortified our non-traditional capabilities by increasing investment in shopper marketing. In 2011, we acquired Lunchbox, a premier player in this space. Lunchbox has led innovation in sales and marketing platforms for retailers by connecting brands to millions of hard-to-reach customers. This is just one example of JWT's latest best-in-breed acquisitions as the agency continues to add capabilities that will bolster our offerings in growing markets and sectors.

Below is an update from the senior executives of our regions.

Asia
Michael Maedel, president, JWT Asia Pacific

Although Asia was buffeted by the European debt crisis and US economic slowdown of 2011, the region's economies remained relatively strong. Our revenues in this region continued to grow, reflecting the growth of our clients' interest and investment in BRIC and the Next 11 markets. Internet and mobile phone penetration rates are soaring, even in the region's least-developed markets. To leverage this trend, JWT has expanded the footprint of XM Asia Pacific in key Southeast Asian markets, and in October 2011 agreed to acquire A4A, one of China's most dynamic digital marketing agencies. XM will continue to strengthen its regional presence through additional acquisitions.

India remains one of our strongest markets through our diversified offerings of mainstream, digital, design and activation capabilities. Talent development is at the forefront of our strategy. Recent hires include creative heavyweight Bobby Pawar as chief creative officer and managing partner for India, Bindu Sethi as chief strategy officer and Max Hegerman as head of digital, adding fresh momentum to the advertising agency's formidable presence in the market. Client relationships continue to be strong, especially our penetration in every category with India's market leaders – the most admired multinational companies and India's finest in a bluest-of-blue-chip line up.

"India remains one of our strongest markets through our diversified offerings of mainstream, digital, design and activation capabilities"

JWT notched up a number of key 'firsts' for China's ad industry in 2011, helping to raise the bar in one of the world's most important and competitive advertising markets. JWT Shanghai won the prestigious Grand Prix Lion at Cannes for its 'Heaven and Hell' print ad campaign for Samsonite – the first-ever Grand Prix awarded for Mainland China. The team also won China's first-ever Grand LIA, for the same campaign, at the London International Awards. That ad took home numerous other awards in 2011: *The Gunn Report* named 'Heaven and Hell' the most-awarded print ad in the world in 2011.

Lo Sheung Yan, JWT's North East Asia executive creative director, was also selected by the Cannes Lions committee to lead the Outdoor ad jury in 2012 – becoming the first jury chair from China in the history of Cannes.

North America
David Eastman, chief executive officer, JWT North America

North America has enjoyed considerable success in expanding our relationship with Nestlé by winning the Lean Cuisine business. Additionally, the Corporation for Travel Promotion – now Brand USA – named JWT agency of record to lead America's first global campaign to create a marketing and promotion program to compete for international visitors and the job creation and economic growth they bring.

We have seen continued success with Macy's ongoing 'Believe' platform and the continuation of Diageo's powerful 'Nightlife Exchange' efforts for the Smirnoff brand.

In addition, North America has significantly bolstered management by hiring two of our industry's most innovative, forward-thinking leaders. Jeff Benjamin, chief creative officer, JWT North America, is the most-awarded digital creative in the industry. Mike Geiger, chief integration officer, JWT North America, is famous for delivering cutting-edge technological innovation on a massive scale. Additionally, Perry Fair takes the helm as chief creative officer, JWT Atlanta, to steer our U.S. Marines account, one of JWT's longest-standing relationships (65 years).

South America
Stefano Zunino, chief executive officer, JWT Group Brazil
James Evans, chief executive officer, JWT Latin America & Caribbean

JWT Brazil was the third most-awarded Brazilian agency at Cannes and is considered one of the top creative operations in our network. Approximately 35% of our business in this region is digital and growing. In 2011, we were awarded a prestigious global assignment from Johnson & Johnson for their 2014 FIFA World Cup sponsorship.

Additionally, JWT Brazil launched Agência CASA, the result of a successful merger of two agencies – Digital Media and RMG Connect. Agência CASA is currently the country's largest buyer of digital media in internet search engines.

JWT Latin America had a great year in 2011, bringing in 12 Cannes Lions in different categories across Argentina, Chile, Mexico, Colombia and Puerto Rico. Two of our creative leaders, Manuel Techera and Jaime Rosado, have been selected as leading creative talent, according to leading publication *Adlatina.*

Team Ford Latam has had an impressive start developing global ideas for two key nameplates as well as a regional idea to deploy the new Ford brand promise. This is a great example of WPP companies working together to add value to the Ford brand in the region.

Our strategy to become stronger with local clients is producing good results, winning business from leading brands such as Telmex and CPTM in Mexico, and AT&T and Banco Popular in Puerto Rico.

UK and continental Europe
Toby Hoare, chairman and chief executive officer, JWT UK & Europe

The European market remains challenging. However, there are positive signs of growth in some markets, notably Russia, which has experienced growth with multinationals, including Bayer HealthCare, Johnson & Johnson and Nokia. Turkey had significant success with its appointment to the Turkcell business. There were other encouraging wins in Italy, the Netherlands and the UK. JWT London has been appointed by the Ministry of Defence to oversee the entire integrated advertising business for the British Army's recruitment account.

The majority of our offices are focused on organic growth driven by digital investment. This has already paid off with significant digital projects from our multinational clients. JWT's shopper offering has also been rolled out to key European markets, and we have identified this as an area of potential growth. There has also been considerable progress building dotJWT.

The London office has focused on growing revenue from existing clients. At the start of this year a new management structure, a three-way partnership, was put in place. The three executive partners have ambitious plans for new business, and we expect to see positive signs of growth from London in 2012.

Middle East and Africa

Roy Haddad, chief executive officer, JWT Middle East/Africa

The African Development Bank estimates that the African middle class, those earning between $4 and $20 a day, will increase to 1.1 billion by 2060 – the year when JWT will be 196 years old. This middle class will account for 42% of the continent's population. The International Monetary Fund has forecast economic growth in sub-Saharan Africa at 5.25% this year and 5.75% next year, beating the global average of 4% each year.

But Africa still presents challenges. About 61% of the continent's population still lives on less than $2 a day. Notwithstanding the fact that many consumers live far from urban areas and roads are often sketchy – at best – and the supply network often falls short.

"JWT has been a pioneer in Africa since 1927... We are today aggressively pursuing this great opportunity through an innovative approach that will see us operating through five hubs that will offer marketing solutions to multinational and local clients alike"

JWT has been a pioneer in Africa since 1927, having opened an office in Alexandria, Egypt, that year and another in Port Elizabeth, South Africa, in 1928. We are today aggressively pursuing this great opportunity through an innovative approach that will see us operating through five hubs that will offer marketing solutions to multinational and local clients alike. Already we are present in more than 12 African countries, regrouped under these five hubs.

Our 'Back to the Future' pioneering spirit will allow us to access the consumer through a combination of traditional communication activities while using new technologies such as mobile geo-location in addition to field sampling. With its near 150-year history, no agency is better poised to use this 'old and new' approach to deliver results to our clients across the continent.

Conclusion

JWT is soon to be 150 years old, and we are very proud to have such a long, rich and exciting history. But it is not passive appreciation; we are aggressively working to expand our services, geographies and capabilities. In today's 'two-speed world' – where some countries continue to grow at breakneck speed and other, more mature markets have levelled off – 'worldmade', dotJWT and our continued focus on non-traditional capabilities are allowing us to optimize opportunities and grow. We are confident that we are positioned to meet the challenges of 2012 with continued growth, innovation and success on behalf of our clients.

Young & Rubicam Group

Report by Peter Stringham (below)
Global chief executive officer



The Young & Rubicam Group philosophy, 'Best Alone. Better Together,' is really about two things – innovation and integration.

All of the Young & Rubicam Group companies operate independently, with their own set of clients, their own point of view, their own expertise, their own pursuit of state of the art. Their independence gives them their drive and freedom to innovate.

At the same time these companies, some of them working together from as early as the early 1970s, know how to collaborate around a client's challenge, know how to deliver seamlessly integrated communications programs customized to deliver on the business objectives of their clients.

In 2011, our companies lived up to their standard of advancing the state of their art. The year brought innovation in many forms and across all of our businesses. VML – once again singled out by Forrester Research as a Stronger Performer in 2011 and named one of *Advertising Age*'s 10 Standout Digital Agencies in North America for the same year – is expanding globally with the help of Y&R. New agencies were opened in São Paulo, Singapore and Mumbai and, in early 2012, in Sydney. Early 2012 also brought iconmobile – an extraordinary player in the mobile arena, with a footprint that reaches from Berlin to Beijing – under the VML umbrella to complement its own vibrant mobile practice.

Wunderman's leadership role in gathering, interpreting and leveraging data continues to make it a global hot shop, with top rankings in many markets, including Shanghai, Argentina, Vienna and Frankfurt. Wunderman's Blast Radius and ZAAZ also continued to garner honors around the world.

At Burson-Marsteller, much of its growth can be attributed to its increasing presence within digital and social media. Work for a broad spectrum of clients, from Coca-Cola to Japan's Nuclear Energy Institute, has demonstrated the importance of digital and social media in the public relations and public affairs arena.

In the healthcare arena, Sudler & Hennessey brought digital integration to its clients, developing some important proprietary digital tools for clients in their markets, as well as demonstrating their thought leadership in a North American eHealth and Technology Summit.

As each of our companies advanced its offerings, the Young & Rubicam Group built on its shared resources and training to enhance their collaborative efforts.

Training remained a key commitment for us. In 2011, Y&R led the charge in the pilot phase of WPP's Spectrum program, which develops client leaders who can drive innovation and collaboration across disciplines. We selected some of our most promising developing leaders from across companies and geographies. They have been working intensively – individually, in groups, and with an executive sponsor – to broaden their focus, handle greater complexity and increase their impact. The program will be expanded significantly in 2012. Our established Ray Rubicam University program had yet another successful year of building cross-disciplinary skills in 2011.

> **The year brought innovation in many forms and across all of our businesses**

We continued to be thought leaders. In 2011, Cohn & Wolfe, Landor Associates and Penn Schoen Berland released their seventh annual *Green Brands Global Insights Survey*, a highly-esteemed industry benchmark on consumer perceptions of green brands. At the World Economic Forum in Davos in early 2012, BrandAsset Consulting, Burson-Marsteller, Landor and Penn Schoen Berland presented the results of the inaugural *Global Corporate Reputation Index*. We participated in numerous global conferences sponsored by *The Economist*. In early 2012, Y&R New York launched www.money-somethings.com, a site that was developed with the agency's propriety 'eXploring' research and is focused on this generation of 20-somethings and their relationship to money and brands.

In the last part of the year, we undertook a name change and rebranding, from Young & Rubicam Brands to Young & Rubicam Group, which clarifies and underscores our integrated offering and its 'Best Alone, Better Together' philosophy.

Y&R

Report by David Sable (below)
Chairman and chief executive officer

For Y&R, 2011 was a year of digital growth, a year of building infrastructure, a year of evolution and innovation.

Our digital growth was prolific. In the past 12 months, we expanded the global footprint of VML around the world, which has advanced and deepened our partnership. The simplest articulation of our relationship is Y&R = Y&R Advertising + VML – and it has three strategic pieces. The first is VML as VML, one of the world's most highly-regarded digital agencies – a Standout Digital Agency in *Advertising Age*'s A-List and lauded by Forrester Research yet again as a Strong Performer. In early 2012, we aligned iconmobile, WPP's largest mobile marketing agency, under VML in a move that greatly expands our global mobile offering.

The second piece revolves around integration – Y&R Advertising and VML share clients, and 2011 brought full integration on clients like Colgate, Revlon and Xerox. Third, while every Y&R Advertising office is fully digital on its own, we are fortunate to have VML as a digital backbone, which gives us a competitive edge that is truly unparalleled in the industry. Through a comprehensive training and activation program last year, VML shared their state-of-the-art thinking with our people in every region of the world.



2011 was a year in which we changed our infrastructure and continued to build our talent pool to reflect the changing marketplace and its new challenges, as well as to give all of our clients the full benefit of the talent and resources across our global network.

We embraced the notion that we are a 'global boutique' and have organized ourselves around that principle. Simply put, this means that the strength of our global network is driven by the strength of our local agencies because customers connect, consume and commit to brands locally. These local strengths resonate around the world and are reinforced by shared values, tools and resources that connect us globally.

In shaping our global boutique, we are looking at markets differently. In Europe, we unbundled the regional network, making geographic clusters where it was advantageous, and giving greater independence to major markets, where it was most productive. Martin Beck, an 18-year veteran of the agency and most recently the EVP of Y&R in Central and Eastern Europe, took on the COO role to give operational support. We created three geographic groupings led by Y&R veterans – Central and Eastern Europe (Petr Havlicek), Middle East and North Africa (Nassib Boueri), as well as Belgium, Luxembourg and the Netherlands (Erwin Jansen and Giovanni Canini). The rest of Y&R's markets in Western Europe and South Africa are now moving ahead under their national leadership. In France, we brought in Xavier del Sarte, a luminary in the market, to head the agency. We successfully transitioned to the next home-grown generation of leadership at RKCR/Y&R, promoting Ben Kay and Alison Hoad to joint CEOs, while Mark Roalfe continues as the agency's chairman. New business wins in Europe included FIBA, Vodafone and Beeline.

'We are a 'global boutique' and have organized ourselves around that principle'

In the US, we continued the unbundling of structure, bringing in Carter Murray to lead both the North America region, as well as serve as CEO of Y&R New York. The North America markets have repositioned themselves to benefit from their regional strengths – Y&R Chicago, for example, has taken off as a great center for the American Midwest and is consistently winning new business. On the West coast, we are successfully repositioned as Y&R California, which is about innovation, a state of mind rather than place. New clients in North America include BMO Harris Bank, Hampton Inn, Crystal Cruises, Microsoft Advertising, Waldorf Astoria, the U.S. Olympics Committee and Famous Footwear, among others.

We continued to focus on fast-growth markets to great results for our clients and the agency. Double-digit growth in Latin America came from new assignments and new wins. Creatively, Latin America won nine lions at Cannes last year and ranked among the top three networks in the important Ojo de Iberoamerica. In 2012, we will expand our shopper marketing capabilities and strengthen our position in Central America.

Our Asia region had a great new business track record in 2011, with new clients that include Amazon, Disney Stores, Suntech and SoSo.com. In early 2012, we announced that

Sanjay Bhasin, CEO of Y&R Thailand and Indochina, would take on the additional role of CEO, South East Asia. Asia, too, had its best year ever at Cannes, with seven Lions. Impressively, Thailand took home two Gold Lions. Finally, the truest measure of our success, our work for Gap in China helped our client win Brand of the Year at the 2011 *Campaign Asia-Pacific* Agency of the Year Awards.

At the same time that we have empowered our local agencies to be best in market, we are also focused on the global side of the equation. As clients ask for global solutions more and more, our ability to bring diverse talent and relevant expertise is critical. Tony Granger, our global chief creative officer, continues to attract world-class creative talent and has successfully built a global creative community, driven by technology, that gives our clients access to talent all around the world. In 2011, more and more of our clients tapped into creative talent across the network. And our 'global boutique' philosophy found validation in client wins like Revlon and Beeline.

Innovation at the agency took many forms. In 2011, we felt the benefit of global planning director Sandy Thompson's strategic leadership. We created eXploring, a new 'anthropological' system of field research that complements our quantitative research, and is key to a full understanding of consumers. Working with GroupM, in particular with Sue Kaufman, we brought communications planning back into the strategic process, and we recommitted to our proprietary brand management tool, BrandAsset® Valuator.

In 2011, we saw the beginning of what we are calling 'Digital Exponential' – a convergence of the digital and physical worlds to create a complete lifestyle for our clients' customers. The implications for marketing are huge, as we take digital tools, efficiency and enablements and leverage them in the physical world. It is a massive opportunity for Y&R, because of the individual and collective strengths of Y&R Advertising, VML and iconmobile.

We also drove innovation through 'The Spark Plug,' an initiative that offers innovative start-ups office space in exchange for access to their people, ideas and products. A hugely-successful launch in New York has already created opportunities for clients. In 2012, we are creating regional Spark Plugs in Chicago, London, Paris, Tel Aviv, Brazil and Singapore.

At the end of the year, we launched Tech.YR, a new global practice that links together the expertise of seven of our agencies around the world for companies with complex business-to-business offerings and smaller budgets.

Y&R is poised to help our clients with the fundamental core of our business – the ability to tell great stories about brands as well as the innovation to drive these stories through new channels. The two core pieces of our business add up to new consumer engagements with powerful impact in the marketplace and culture. 2012 remains lined with these opportunities.

VML

Report by Jon Cook (below)
Chief executive officer and president



From being selected by *Advertising Age* as one of 10 A-List Standout agencies in North America to receiving Crème de la Crème top digital honors in the coveted WPPED Cream awards program, VML realized unprecedented growth in terms of global expansion, number of employees and offices, creative recognition and reputation, WPP partnership strength and overall business results.

While there were many exciting developments over the past 12 months – notably expanded capabilities in Asia, Europe and South America – the core philosophy that fuels VML's business remains constant: delivering creative solutions at the intersection of marketing and technology. VML's global footprint is expanding in collaboration with Y&R Advertising – leveraging the breadth and scope of VML's digital expertise and the reach and experience of Y&R's worldwide operations.

> **On every level, it was a standout year for VML**

New VML offices in São Paulo and Singapore – strategically positioned in two of the world's most dynamic business centers – further enable VML to deliver worldwide marketing initiatives for global brands. Thanks to expanded worldwide operations, the number of VMLers grew to nearly 1,000, with close to 1,250 people in the VML network, including iconmobile and Studiocom.

VML's remarkable client roster grew even stronger over the past year. New partnerships were established with a variety of distinguished industry-leading brands, including AB InBev brands Beck's and Stella Artois, American Century

Investments, Boehringer Ingelheim, Cushman & Wakefield, Dignity Memorial, Kashi, Owens-Illinois, Saks Fifth Avenue, U.S. Bank and Whole Foods.

VML expanded relationships and delivered award-winning work with established clients, including Carlson Hotels, Dell, Ford, Gatorade, Hill's Pet Nutrition, Kellogg's, Microsoft, SAP, Southwest Airlines, T-Mobile and Western Union.

The successful partnership between VML and Y&R led to strengthened integrated engagements with Colgate-Palmolive and Xerox. Working together, VML and Y&R also initiated new client partnerships with the United States Olympic Committee/Team USA, FIBA 2014 Basketball World Cup, ANA Airlines and Revlon.

VML drove its digital partnership with Gatorade to new heights. The groundbreaking VML-produced *Everything to Prove* video series was recognized as an Effie Award finalist. *Contagious* magazine selected *Everything to Prove* as one of the year's most contagious branded content programs.

WPP's iconmobile officially joined VML, furthering the agency's credentials as a global mobile marketing leader. iconmobile's technology expertise and mobile platform – delivered from major global business centers stretching from Berlin to Beijing – is a perfect complement to VML's established mobile practice. In recognition of VML's mobile marketing experience, Forrester Research, Inc. named VML a Strong Performer in the *Forrester Wave™: Mobile Marketing Strategy and Execution, Q1, 2012.*

Giving back has been a hallmark of VML's values since the agency was founded in 1992. VML partnered with water.org, an internationally recognized nonprofit organization committed to providing safe drinking water to people in developing countries, to create 'One Week for Water,' enabling people to contribute their voice in support of water.org on Facebook and Twitter.

On every level, it was a standout year for VML. The agency enters its 20th year in business with irrepressible momentum and purpose.

Wunderman

Report by Daniel Morel (above right)
Chairman and chief executive officer

Customers rule. This idea should never go out of fashion, and it won't.

Connecting customers and brands anywhere they are, in the right context, is what matters most. It's why Wunderman links massive amounts of data to map customer journeys and optimize paths to purchase. It's why we build sophisticated targeting models and why our creative delivers business results. Clients recognize the value of this approach.

At the start of 2011, *Advertising Age* recognized Wunderman as a global leader and hot shop. Our footprint grew to 150 offices in 60 countries and we were consistently placed in the top 10. AGENDA was named Best Creative Agency in Hong Kong by the Yahoo! Big Idea Chair Awards and placed second for Best Digital Agency in Shanghai at the ROI Festival. Wunderman in Argentina was again named Best Interactive Agency at the Jerry Goldenberg Awards and, for the first time, was named by AMDIA as Agency of the Year. Our agencies in Vienna and Frankfurt ranked first and second in the Austrian Direct Marketing Awards, and Blast Radius in Canada made *Marketing* magazine's Top Agency of the Year shortlist.



2011 performance was strongest in Asia Pacific and Latin America – both regions grew by double digits, with BRIC markets, where we have a true digital presence and 1,100 people, fueling growth. Europe/Middle East/Africa had healthy growth. North America was steady. Underlying our success are our people who build strong relationships with our clients, especially Ford, Microsoft and Nokia. In addition, the talent in the companies we have acquired since 2006, such as AGENDA, Blast Radius, Designkitchen and i-Behavior, gives us tremendous flexibility and bench strength to tap into the social, mobile and local skills our clients demand.

After lengthy and fiercely competitive pitches, Wunderman won Levi's and Best Buy, two multimillion-dollar, enterprise-wide accounts that will benefit North America in 2012. Three factors tipped the scales in our favor: our expansive global footprint; operational efficiency; and the 'social/local' marketing innovation of our network partners. Wunderman World Health, which also draws on network resources, won two major global accounts – Novartis and Johnson & Johnson. Among current clients, our relationships with Coca-Cola, Procter & Gamble, Telefonica, Starbucks and Nike expanded dramatically across borders and regions.

In December, our *Marketing Solutions Center* opened for business. This global resource combines production, creative execution and analytics in one end-to-end service offering that reduces costs and increases marketing effectiveness for our clients across print, digital, mobile and broadcast platforms. At its core are high-volume, scalable, global delivery centers in Dhaka and Moscow, as well as seven regional delivery centers. With all work flowing through an integrated measurement framework, near real-time performance reporting reveals what's working and what needs improvement. It already serves Nokia and Microsoft, and we are ramping up for Best Buy.

On the analytics front, working with KBM Group and WPP sister company Kantar, Wunderman now connects customer data with both purchasing and click-stream data, which enables CMOs to make better-informed decisions about when to use TV, print, online video and mobile media.

Wunderman heads into 2012 with momentum as new accounts and global resources gear up. Our immediate focus is North America. We also look to accelerate growth and increase capabilities in Australia, Brazil, China, India, Russia and throughout Central Europe, and the Middle East and Africa. With the customer charting our course and technology providing infinitely more data, we are excited about the possibilities.

At 91, our agency founder Lester Wunderman continues to inspire us. In his honor, we launched 'Sigi,' an internal awards program born of his passion for the Dogon tribal people of Mali, their secret language and spirit of kinship.

Burson-Marsteller

Report by Mark Penn (above right)
Worldwide chief executive officer



Burson-Marsteller continued to build on the significant growth we have had over the last five years, and 2011 was no exception. We have achieved aggressive growth in the growing economies of Asia and Latin America. We have the biggest presence in Latin America as compared to any of the global agencies. Moreover, our European markets have remained strong despite challenging economic times. We have also continued to build upon our comprehensive modernization of our services and systems through our DIGS – Digital, Integrated, Global, Strategic – initiative, expanding our footprint in key markets while deepening our commitment to the client worldwide.

Digital and social media have been a huge initiative for us this year, as evidenced by our robust growth in the marketplace. From collaborating with Coca-Cola to establish global social training, to working with the Nuclear Energy Institute to handle its digital crisis management during the Japan crisis, we proved ourselves as a top contender in the digital and social media space.

To lay the foundation for a long-term relationship and future expansion in Africa, we acquired a majority stake in Arcay Communications, a leading African consulting firm headquartered in Johannesburg, South Africa. We also strengthened our partnership with our Finnish colleagues at Pohjoisranta by taking a majority stake in the company. Additionally, we launched North of Nine Communications, an independent boutique technology agency within Burson-Marsteller, led by our former Global Technology Practice chair Jennifer Graham Clary. Major clients like Ford significantly expanded their global work with us in 2011.

We are constantly focused on obtaining and retaining the best talent across the globe. While we made a number of noteworthy promotions and hires this year, including the addition of Matt Miller, Martin Roll and Hoh Kim to the Global Strategy Team, I would also like to highlight a few changes with regards to the members of our Business Operations Team. For their outstanding record and commitment to our clients, we promoted Ramiro Prudencio to Latin America CEO, Dave DenHerder to US CEO, Dallas Lawrence to chief global digital strategist, Lisa Poulson to Global Technology Practice chair and Michael Bassik to Proof CEO. Moreover, we welcomed three worldwide hires: global consumer and creative lead Lisa Travatello (formerly Weber Shandwick), global consumer lead for the Ford account Laura Hall (formerly MSL Group) and global chief marketing and new business officer Esther Lee (formerly US Department of Commerce). We also promoted former US CEO Pat Ford to worldwide vice chairman of Client Service. In this newly-created position, Pat is responsible for supporting Burson-Marsteller as we continue to strengthen our relationships with and services to key clients.

Throughout the globe, we were recognized at *The Holmes Report*'s SABRE Awards, with EMEA, Asia Pacific and the US taking home a host of honors, including North American Agency of the Year. ASDA'A Burson-Marsteller took home Middle East and Africa Agency of the Year at the International Business Awards while our work with the Royal British Legion on the '2 Minute Silence' track title was awarded two European Excellence Awards and two Silver Lions at Cannes.

Our integration of top-flight research, grassroots and digital along with public relations sets us apart. Our integrated family of companies includes Penn Schoen Berland, Prime Policy Group, Direct Impact, North of Nine

Communications, BrandAsset Consulting (BAV) and Proof Integrated Communications.

On a final note, Burson-Marsteller along with Landor Associates, Penn Schoen Berland and BrandAsset Consulting unveiled our findings from the inaugural *Global Corporate Reputation Index* during this year's World Economic Forum Annual Meeting in Davos. The findings revealed that citizenship consistently lagged in comparison to corporate performance, suggesting a lack of emphasis on citizenship in today's corporate marketplace. Companies can and should use this finding as a clear opportunity to strengthen their reputation by demonstrating and communicating more actively their commitment to good corporate citizenship. At Burson-Marsteller, we're committed every day to helping our clients do just that.

Landor Associates

Report by Mary Zalla (below)
Chief executive officer



For Landor Associates, 2011 was a year of renewed energy. We refocused the company on top-line growth and new business, introduced an exciting new vision, added energetic new leaders, increased our corporate responsibility initiatives and launched a new approach to awards.

Landor enjoyed an excellent year with Procter & Gamble, our largest global client, where we continue to expand our offer and build deep, strategic partnerships across key categories. One of the most exciting programs was our work for P&G's 2012 Olympics sponsorship. We have also strengthened our capabilities in Asia to meet the growing needs of P&G's brands in this important region.

We continue to nurture our key client relationships with Diageo, Kraft and others, with the goal of growing these important partnerships in line with their needs for a partner that can help them realize their global brand ambitions. We were also pleased to welcome new clients across a broad range of industries and geographies in 2011, including DC Entertainment, ICICI Bank, Mahindra & Mahindra Ltd, Kirin Beverage Company, New York Life Insurance Company, Yell Group, Takenaka Corporation, Shutterfly and British Airways.

Published over the summer, *Dispatch from a New Business Horizon* is Landor's synthesis of best-in-class companies rethinking their activities to create social and environmental benefit and making them more essential to their business. We were fortunate to have the opportunity to share this at the Cannes Festival and with clients.

Landor aggressively pursued top new talent and made strategic shifts in leadership to better position our organization for success. Notable additions included: Mark Levy, chief talent officer; Henry Chan, president, Greater China; Jane Geraghty, managing director, London; and Dominic Walsh, managing director, Sydney. Significant promotions included: Nick Foley, regional president, South East Asia & Pacific; Marcela Graces, managing director, Mexico City; and Chris Lehmann, general manager, Chicago.

In 2011, we also refocused on awards in an effort to drive a more creative culture and raise the bar for our work. In December, we launched a new approach to our internal awards, calling them The Walter Awards, with expectations that this will drive more winning submissions externally. Our success in the WPPED Cream awards continues to be a point of pride for our network. Externally, we improved our performance at Cannes with a Bronze Lion for the packaging design of Australia's Yummy Tummy Koalas.

Our 2012 strategic initiatives will be driven by our new purpose of collectively unleashing creativity to make a meaningful difference. We will work to embed our culture and values, expand our offer to grow the bottom line, and continue to focus on our key client relationships as the foundation of our business.

Sudler & Hennessey

Report by Jed Beitler (see page 48, top left)
Chairman and worldwide chief executive officer

2011 was another positive year for the Sudler global network. Our network goals were growth and collaboration. We achieved both with the addition of new US and global clients to our roster, along with the development of new S&H network initiatives.

The Sudler global network is divided into three key regions: The Americas, headed up by co-CEOs Louisa Holland and Rob Rogers; and the EMEA and Asia Pacific regions, both headed up by CEO Max Jackson. Ellen Goldman is the global CFO/COO.

Our EMEA and Asia Pacific regions enjoyed growth and our new business efforts achieved exceptional success in Milan and London. While our various regions were faced with difficult economic market conditions, globally we continued to enjoy stable growth.



Our worldwide network creativity was recognized through platinum, gold, silver and bronze awards, as well as many awards of excellence from local, regional and global ceremonies including the PMEA, Comprix, IPA, MarCom and Rx Club Awards. S&H's new website reflects the creative nature of our global network.

Thought leadership was also of growing importance for the Sudler network in 2011. We communicated the strategic, digital and creative expertise of our people through a variety of publications, podium presentations and website placements.

The Sudler global network continued to strengthen its core capabilities throughout the Americas, EMEA and Asia Pacific regions, with focused growth in our Medical Education and Digital offerings. We expanded our promotional, educational and digital activities in many of the growth markets of the 'pharmerging' world, especially in Latin America and Asia Pacific.

Digital integration accelerated and played a key role in our business model as our clients' needs continued to quickly evolve from a technology standpoint. The Sudler network continued to grow and adapt to meet the ever-changing demands of our global marketplace, from developing proprietary digital tools for our clients' local markets, to convening a North American eHealth and Technology Summit.

The Bravo Group

Report by Eddie Gonzalez (right)
Chairman and chief executive officer

In 2011, Bravo continued to grow and excel across all critical business areas: client satisfaction, innovation, new business success and financial results.

Bravo's strategy of client-centricity, whereby we help clients capitalize on the growing Hispanic opportunity in the US, has fueled growth and satisfaction across our major relationships with AT&T, Chevron, CVS, Pfizer, Wendy's and Wrigley's. As the face of America becomes more Hispanic and multicultural, clients are turning to Bravo for bold, integrated solutions that deliver bottom-line results. Our investments in planning and insights, digital and creative are enhancing our product quality and service delivery while ensuring we are an innovative, world-class agency and our clients' most valuable partner.

This strategy has also fueled new business success. Our Miami office won FedEx and Winn-Dixie, while our New York office won Extra Care from CVS, Vertex Pharmaceuticals and the Prevnar business from Pfizer.

By delivering actionable insights, brighter ideas and precise implementation for our clients, Bravo has achieved excellent top-line growth. Our focus on superior talent is winning.

Looking forward to 2012, the opportunity to collaborate with sister WPP companies takes on greater focus. Major global clients and categories like auto, banking, consumer package goods, insurance and spirits are yet to be represented in Bravo's portfolio and offer us the opportunity to further enhance our business and performance.



Cohn & Wolfe (full report on page 66)

Report by Donna Imperato
Chief executive officer

With a strengthened global leadership team in place and significant new business momentum going into 2011, Cohn & Wolfe delivered a year marked by solid top- and bottom-line growth, award-winning client work, groundbreaking digital initiatives for clients and staff and expansion across Asia.

Grey Group

Grey

Report by Jim Heekin (below)
Chairman and chief executive officer, Grey Group and Grey



2011 was Grey's fourth year in a row of record new business performance. In naming Grey to its prestigious A-List of the 10 hottest shops in the US, *Advertising Age*'s headline said, "Strong exec leadership and improved digital knack draw a slew of enviable new business."

As we begin our 95th year under the banner of 'Grey Famously Effective Since 1917,' our track record for effectively building many of the world's great brands, coupled with our growing reputation for famous work that influences popular culture, is resonating across the globe as never before.

We continued to elevate our creative performance and award recognition through the work of our Global Creative Council, headed by Tim Mellors, worldwide chief creative officer. We won 18 Cannes Lions in eight categories from 13 countries of our global network, ranking us among the top 10 winning agencies. New executive creative directors were appointed in 13 countries, a testament to the priority we place on world-class talent.

Grey received wide recognition for the multi-platform creative excellence we are achieving. *Fast Company* named Grey New York in its '50 Most Innovative Companies in the World' issue in 2011. Grey New York's president and chief creative officer Tor Myhren was named to *Fortune* magazine's '40 Under 40' stars of the business world, the only ad person on the list. Grey London, Grey Hong Kong and Grey Asia Pacific were all nominated for Agency of the Year by trade magazines *Campaign* and *Marketing*. Grey India was chosen as Digital Agency of the Year by the Indian Digital Media Awards and Grey Colombia was named Agency of the Year by *P&M* magazine.

'Grey received wide recognition for the multi-platform creative excellence we are achieving'

Grey, again, delivered its best new business performance ever in 2011, led by the win of the $200 million Ally Financial account. We expanded our client roster with wins including Mike's Hard Lemonade, Turner Network Television (US); Vodafone Ireland, Bacardi, QVC, Jordans & Ryvita, Spanish Lottery, Banco Popular and Anheuser Busch (EMEA); Heinz, Bulla, FedEx, Galaxy Macau and Honda (Asia Pacific); and Herbalife, Heineken, Casa & Video and HBO (Latin America).

The foundation of Grey is its long-lasting, dynamic partnerships with global clients. We were awarded significant new brand assignments from Procter & Gamble, Eli Lilly, GlaxoSmithKline, Allergan, Boehringer Ingelheim and Diageo. Our top 20 clients grew in agency revenue, despite a challenging global economy.

Grey's flagship agency in New York accelerated its creative cachet and financial momentum. Highly-acclaimed integrated efforts for DirecTV, CoverGirl, Pantene, Febreze, Downy, Red Lobster and Canon delivered sales success and unprecedented social media buzz. Once again, the E*TRADE baby set new records for popularity and effectiveness in the Super Bowl, as did our work for the NFL.

Grey enhanced its global leadership with the appointment of Alain Groenendaal as president and CEO of Grey Latin America. He will continue to serve as president and CEO of Wing, uniting our US Hispanic and Latin American capabilities into a powerful resource. Michael Houston was promoted to managing director of Grey New York after overseeing our successful new business and marketing efforts since 2007.

We were delighted to welcome T.H. Peng, one of China's most accomplished and respected advertising leaders, as chairman and CEO of Grey Greater China, a new position, to expand our reach and resources in this vital market. Eric Hanna returned to Grey, where he spent a decade building our Middle East operations, to become CEO of Grey Group MENA. Stephanie Nerlich joined Grey Canada as president and CEO and Claudia Martinez was promoted to president and CEO of Grey Mexico.

We continue to invest in the world's developing growth countries and expand our service offering. Grey 141 Group, a merger between Grey Brazil and Ogilvy's second agency, 141, opened its doors as the 13th largest agency in Brazil, led by Luiz Kroeff. We entered into a strategic partnership with Possible Worldwide, WPP's interactive marketing network, to provide our clients with best-in-class digital communications on a global scale as we concurrently build Grey's digital holdings through acquisition. In addition, we rebranded and expanded The Social Partners, our social media marketing agency.

> Today we are producing some of the most leading-edge creative work across platforms, breaking new ground in brand experience

We launched Grey Healthy People, a next-generation, full-service, integrated offering to serve the health, wellness and lifestyle industries, with 300 people, five offices, $500 million in billings and 50 leading brands. Plans call for the division to be introduced into our 20 largest markets in 2012. Led by Maureen Maldari as president, its mandate is to help marketers build brands dedicated to the preservation, longevity and enjoyment of a healthy life.

Our Global Planning Council, under the leadership of Suresh Nair, director of global strategic planning, continued to build Grey's pre-eminence in consumer insight. We launched a new communications planning platform called SHIFT that combines brand planning with channel and digital planning. The goal is to deliver brand success through ideas that generate fame and effectiveness. Grey's *Eye on Asia*, our proprietary trends study, remains a key window into consumer psyche and behavior.

Today we are producing some of the most leading-edge creative work across platforms, breaking new ground in brand experience and building relationships at both Grey and G2.

We move into 2012 from a position of unprecedented strength thanks to the imagination of our people in 96 countries and a growing global reputation for innovation. Our best years lie ahead as Grey's 100th anniversary approaches.

G2 Worldwide

Report by Joe Celia (below)
Chairman and chief executive officer



In 2011, G2 Worldwide continued to build upon the momentum that we started in 2010. Our accomplishments were driven by G2's focused and energetic worldwide staff, all of whom contributed to the expansion of our relationships with key clients and the addition of important new clients and assignments to our growing portfolio of businesses.

As a specialized brand communications agency network with a dedicated focus on brand activation, G2 is committed to helping our clients 'Sell More' by finding and owning precisely the spaces, places, moments, and voices that most successfully influence the right people. Our unique ability to see and understand the entire marketing communications landscape is realized through the breadth and depth of expertise within our global network in the disciplines that matter most to marketers. And our precise blend of context and content has led to great work that works for our clients.

At G2, digital and data have long been at the center of everything we do, and our 'Precision Influence' approach – whether the communications channel is branding and design, digital, experiential, promotional and shopper or relationship marketing – has resulted in significant new business wins and assignments over the past year. In 2011, we continued to build upon the partnerships with our stable of key multimarket clients, including Adobe, BAT,

GlaxoSmithKline, Heineken and Procter & Gamble. Additionally, we were awarded new multimarket assignments from Coca-Cola, Hertz, Kraft, Nestlé and Vodafone.

Additional new business activity in 2011 included:

- G2 China was assigned a CRM campaign for Mercedes-Benz in China and e-marketing duties for Hilton. G2 Korea was named in-store management consultant for the home appliances division of LG Electronics.
- In EMEA, G2 won digital assignments for Laureus in the UK; data and CRM assignments for BMW, also in the UK; and ATL assignments for Bacardi in Russia.
- G2 USA picked up new business wins from Ally (with our sister agency Grey), Capital One, Southwest Airlines and Weight Watchers.
- And, following a competitive review, G2 Brazil bested the competition by winning planning, creative and advertising duties for Panasonic in Brazil.

These wins and assignments reflect clients' growing demand for G2's unique marketplace offer, which combines multidisciplinary skill sets across our global network. Since the introduction of G2's Pathfinder planning process in 2010, we've been able to engage existing and new clients with a new way of thinking about consumers' 'Purchase Decision Journey', which has helped to grow our reputation within the industry.

"At G2, digital and data have long been at the center of everything we do"

Throughout 2011, G2 offices around the world were committed to pro bono and cause-related programs that benefit our communities. We partnered with many different organizations, including One Laptop Per Child, the Malaysian Nature Society, the SPCA, Action Against Hunger and the World Health Organization. For the fourth year in a row, G2 devoted its global pro bono efforts to Save the Children. Building on the project that we initiated in 2010, G2 sponsored 10 children around the world to support education and quality of life programs in countries including Central America, Asia and the Middle East.

G2 was ranked among the *Promo* Power 100, named an IT Agency by *Event Marketer*, and once again named to *B2B Magazine*'s Top Agencies List. Across the G2 network, our agencies garnered multiple honors and accolades for our client work.

A key priority in 2011 was continuing to build our senior management ranks, and we strengthened our worldwide leadership teams across the globe with a number of strategic appointments.

Looking ahead, we will continue to bolster our Global Shopper Marketing offering, led by Sarah Todd, global key accounts director for Shopper Marketing, and facilitated by our network of shopper experts around the world. Additionally, Jonathan Dodd, global chief strategy officer, G2 Worldwide; César Montes, chief strategy officer, G2 EMEA; and Eric Pakurar, executive director, head of Strategy & Planning, G2 USA, will continue to evangelize G2's proprietary Pathfinder planning process within G2 and with our roster of clients.

We look forward to continuing our momentum as well as pursuing new opportunities in the coming year.

United

Report by Ewen Cameron (right)
Chief executive officer



2011 was a strong year for United from the perspective of competing and winning new business.

In the US, Berlin Cameron United won major assignments for Stoli Vodka and ING Direct. Cole & Weber United generated a significant assignment from Microsoft.

In Europe, our Benelux agency was chosen as the agency of record in Belgium for Opel. 1861 United in Italy won Costa Crociere and BTS United in Norway picked up a number of local assignments as well as the global campaign for Helly Hansen. In Spain, arguably our most challenged market from a macroeconomic point of view, Sra Rushmore United had a banner year for new business, building deeper relationships with such blue-chip clients as Coca-Cola and Telefonica.

As WPP continues to lead the industry in the creation of cross-company client teams, United played central roles in many of these: Team Vodafone and Team Mazda, among others. United continues to offer a strong strategic and creative resource both in the open marketplace and in partnership with some of our bigger sister companies.

"As WPP continues to lead the industry in the creation of cross-company client teams, United played central roles in many of these"

A further achievement this year was to make significant progress in our margins by strong discipline on the cost side. One thing we see is the strong trend towards 'project' or 'short-term' client commitments that necessitate very cautious management of our costs.

Finally, although our scale means that we do not show at Cannes in the depth of some of our siblings, we were happy to have won a Silver Lion for Sra Rushmore in Spain together with a Bronze Lion for LDV United in Belgium, and to have other work shortlisted and, in our own way, contribute to WPP's great year at this important showcase for creativity.

bates

Report by Tim Isaac (below right)
Chairman

2011 was a year in which our positioning was refined from 'the change agency' to 'the *changengage*™ people'; a year in which we made significant progress in raising the calibre of our local office management to better deliver against our promises to clients; a year in which progress was made in integrating our specialist operating units; a year that put us in a very good place for further advances in 2012.

bates remains focused on the high-growth BRIC markets in Asia – China with three offices and India with four offices – and in the Next 11 markets of ASEAN, with global and Asian clients such as HSBC, Diageo, Four Seasons Hotels and Resorts, F&N and Ultrajaya. We are a nimble mid-sized network but with competitive scale within our 'one company, two brands' collaborative set up with Ogilvy & Mather. We summarize this as "big enough to care and small enough to dare."

"bates remains focused on the high-growth BRIC markets in Asia... and in the Next 11 markets of ASEAN"

We piloted the *changengage*™ positioning in Singapore where it resonated so well with our people and clients that we ended the year having won 10 new contracts. We refined this positioning and refreshed our identity for a launch across our network in October. The essence of *changengage*™ is a simple and holistic embrace of new technologies. The emphasis is not on digital for digital's sake, but on the benefits that these new technologies bring – the ability to engage with audiences as never before. We have since completed case studies that successfully demonstrate the values of this offer for clients including Disney, Castrol and Singapore Polytechnic.

We started 2011 by organizing our offices into three clusters and with our management structure in place in two of them – China and ASEAN. We ended the year with the opportunity to strengthen our Indian cluster leadership and we put in place new local management where our *changengage*™ ambitions have demanded new style and new skills – most notably in Delhi, Singapore, Manila, Kuala Lumpur, Shanghai and Taiwan.

We have adopted a quasi-consultancy approach to leveraging our pockets of excellence and our previously independent specialists across the network. For instance, the 'intelligent activation' expertise of bates Sercon and the 'experiential outdoor' skills of bates Wallstreet, both in India, the discreet marketing experience of bates Indonesia and Vietnam, and the event/activation capabilities of bates MeThinks China. These specialists are highly relevant to our *changengage*™ offer and have therefore been fully integrated into the network to deliver greater value during 2011.



We continued to invest in our talent, with the second wave of our Young Change Agents career development program. Twenty of our brightest young stars were handpicked to take part. We also initiated a number of *changengage*™ thought leadership projects as a launch pad for our ambitious growth plans for the coming years. We see this as a great differentiator that underscores everything we do.

Media Investment Management

GroupM

Report by Irwin Gotlieb (right)
Chairman



GroupM enjoyed an especially prosperous 2011. By the end of the year, our company scored a 13% increase in overall global billings compared to the previous year, according to RECMA, the independent organization that measures media agency sector operations. At the same time, with $82.2 billion in worldwide billings (RECMA) we remained the undisputed market leader among all global media agency networks with a 29% share of total measured volume.

As both a parent company and collaborator, GroupM's primary goal remains constant: we provide maximum support for each of our operating companies – **Maxus**, **MEC**, **MediaCom** and **Mindshare**. We assist them in their efforts to provide a wide range of products and services to their clients, such as trading, content creation, digital communications, new business, finance, proprietary tool development and other critical capabilities.

Throughout 2011 our agencies scored important new business wins around the globe and also benefited from varying degrees of organic growth from existing clients. The account wins, along with industry awards, are outlined in the individual agency accounts on the following pages of this report. I'm particularly pleased to note that Maxus truly came into its own this year as our fourth international agency network. Since 2009, the agency more than doubled its billings from under $3 billion to upwards of $6.5 billion. In North America, the agency's billings were roughly $700 million at the end of 2010 and edged toward $2 billion by the end of 2011, according to RECMA, which named Maxus the fastest-growing agency network in the world in both 2010 and 2011.

"... several key issues placed us at the forefront of industry-shaping developments and led us to be named Media Agency Holding Company of the Year"

GroupM also has always placed a priority on meeting tough challenges and developing new initiatives to keep our company at the forefront of the media services business while maintaining our global reputation as a pioneering influence throughout our industry. This was especially true in 2011 when several key issues placed us at the forefront of industry-shaping developments and led us to be named Media Agency Holding Company of the Year by both *MEDIA* and *OMMA* magazines. One of those issues was online privacy.

In June, GroupM announced the development of new guidelines for safeguarding the privacy of consumers using mobile devices in a pioneering effort to introduce a high level of privacy standards to mobile communications. The guidelines were designed to limit the amount of data collected and passed from mobile devices that can be used in marketing campaigns in order to protect consumers from the unwanted collection and distribution of their personal information.

In its article announcing our award, *MEDIA* said: "Over the past two years, the firm is credited with doing more than any other advertising company to advance the cause of the industry's self-regulatory position on privacy."

In other awards, GroupM also topped the annual *Gunn Report*'s Holding Company of the Year tables in 2011 with 513 points and, at the Cannes Festival, Mindshare was awarded for its creativity by winning more awards in more categories than any other media agency, including three Gold Lions.

Another area in which we were viewed as leading the industry was in our efforts to protect the copyright-protected intellectual property of all content-producing companies. GroupM developed and adopted a pioneering new digital media trading policy designed to prevent its clients' ads from appearing on websites that distribute illegally-obtained content. The policy includes anti-piracy language for insertion orders that prohibits vendors from placing GroupM clients' advertising on sites that support piracy or contain any illegally distributed content. In conjunction with the new policy, GroupM identified a list of more than 2,000 US-based websites that were identified as containing or supporting pirated content.

"In 2011, GroupM... emerged as an industry thought leader on the major issues challenging media agencies globally"

As always, developing new technology also played a key role for us in 2011. As part of that plan, we launched a new company called **Xaxis**, a global audience buying company that combines all of WPP's demand-side data and technology resources and the trading leverage of the GroupM agencies into a single comprehensive resource that allows advertisers to target specific audiences directly, independent of website, app or media platform. With a presence in 13 markets globally, Xaxis has served hundreds of billions of impressions for over 600 advertisers since its launch.

In other areas, GroupM continues to be a leading prognosticator of worldwide advertising spending in both traditional and digital media, issuing several *This Year, Next Year* forecast reports throughout 2011. We also published *Interaction 2011*, our fifth annual point of view on the state and future of the digital media marketplace with an analysis of what it means for the world's largest advertisers.

In 2011, GroupM not only emerged as an industry thought leader on the major issues challenging media agencies globally, but each of our agencies also experienced continued growth in both billings and market leadership in a majority of locales worldwide. At the same time, we remained committed to our long-standing and ever-present goal of serving as a catalyst in advancing the media landscape for the benefit of our stakeholders and our clients. We continue to act aggressively to pursue any and all opportunities and initiatives that bring substantial competitive advantage to our agencies' clients.

Maxus

Report by Kelly Clark (below)
Chief executive officer



Maxus had a great 2011 by almost any measure: new business wins; network development; visibility and recognition; talent recruitment; and most importantly, client satisfaction.

Winning new business

We have an exciting new global relationship with SC Johnson, in partnership with our colleagues at Ogilvy; we won Universal Pictures and NBC Networks in North America; and the global Barclays and Kärcher accounts. We expanded our L'Oréal relationship in Asia, winning pitches in Malaysia, Thailand and Vietnam. There were significant local wins, including GSK in Australia, Bausch & Lomb in the US, and Pfizer in China. Importantly, we are also winning significant digital marketing assignments in a number of markets as we continue to invest in our social, search and data analytics capabilities. In total, we added $2.5 billion in new business billing, our most successful year ever.

Expanding our network

Our global footprint grew again in 2011, with eight new offices launching to meet our clients' requirements. We opened operations in Argentina, Canada, Czech Republic and Sri Lanka; we expanded our US presence with offices in Chicago, Los Angeles and Minneapolis; and we launched Maxus Nanjing, our fourth China office. Our network now spans over 70 offices in 60 countries.

Improving our visibility

Campaign magazine in the UK named Maxus its Global Media Network of the Year. *Adweek* magazine named Maxus its US Media Agency of the Year and *Advertising Age* said we are an Agency to Watch in 2012.

Attracting top talent

Great people continue to join us. We hired ambitious new country heads in Canada, Denmark, Indonesia, Mexico and Turkey. We appointed new digital leaders in a number of markets including China, Germany, Italy, the UK and the US. We bolstered our trading teams in Europe, Asia and North America. And we strengthened our global leadership team by appointing a chief information officer and a global talent director. The ability to attract and retain the best talent in our industry is one of the best indicators of success. So far so good!

Delivering great work for clients

We measure client satisfaction through a research company called The Client Relationship Consultancy. It consistently tells us that our client relationships are among the strongest in the business. This is due, in part we think, to our Relationship Media philosophy. It has improved the quality of the work we do for clients, in terms of both creativity and effectiveness. With our clients, we won over 100 awards globally in 2011

> **... Maxus was the fastest-growing [media] agency in the world in 2011, for the third year running**

in recognition of our great work. Maxus India won a Silver Cannes Lion; we won more WPPED Cream jugs than any other media agency; we won Effies in Hungary and Poland; leading industry awards for search marketing in Australia and India; and a major award for research excellence in the US.

Keeping our focus

RECMA will soon announce that Maxus was the fastest-growing agency in the world in 2011, for the third year running. We have 1,500 people around the world to thank for that. We are a hungry, ambitious team, who thrive on change and pace. *Campaign* magazine said we have a "dynamic, fast-moving culture." We are proud to be part of GroupM, which gives us media trading power and leading-edge tools and technologies.

I write this report from Budapest. Our agency here is brand new. We are only six people today. The Hungarian economy is difficult, to say the least. And yet, our team sees opportunity – because of their creativity, agility, entrepreneurialism and hard work. Exactly like Maxus people everywhere. I could not be more optimistic.

MediaCom

Report by Stephen Allan (below)
Worldwide chairman and chief executive officer

2011 was a year full of positives for MediaCom, helped by a fragmented media landscape that has given consumers even more ways to interact with each other and brands. This rather chaotic world of communications has elevated our role of helping advertisers simplify and consolidate the task of engaging with consumers.

Of course, in response to these changes, we cannot stand still – and we continue to reshape and re-tool our business to ensure that our offer remains competitive and ahead of the game. This was demonstrated by another strong year in new business in which we consolidated and won global assignments from Bayer, NBC Universal (with Maxus), Revlon, Visit Britain and Zoosk.

We also captured some significant regional appointments including: Procter & Gamble in Southeast Asia; Coca-Cola in Singapore/Malaysia; Ferrosan, Nestlé, SAS and Danske Bank in the Nordics; and Bose, Findus and Müller in Europe. We won many significant local assignments including Westpac Group in Australia, Mars/Wrigley and Yum! Brands in Canada, Procter & Gamble in Japan and the Netherlands, Wort & Bild in Germany, DFS in the UK and Allianz in France. These wins, and many others, amounted to over $2 billion of annualised billings, and will further strengthen our position as the world's third largest media agency (as measured by RECMA).



In recognition of the work we do for our clients, we were named Agency Network of the Year at the M&M Awards – the first time an agency has ever received this award three years in a row. The win capped an excellent 12 months in which we received over 300 recognitions across the network, including Agency of the Year crowns in seven territories: Australia, Canada, Estonia, Japan, Philippines, Poland and Sweden.

These local awards are particularly valuable as they underline our commitment to delivering best practice in every local market, whilst building strong foundations for our overall global performance.

In the US, we faced some tough challenges and responded quickly by asking our global COO Harvey Goldhersz to take on a North American CEO role and to lead a change in this market. The switch led to a strong comeback in the second half of the year, winning six accounts – including Bayer, Brand USA, Crystal Cruises and Universal Music Group. To further strengthen our management team in 2012, we recently appointed Sasha Savic to become our US CEO.

We aim to maintain our progress across the network during the year ahead, and we have already laid foundations for further growth by investing in new offices, talent and new divisions.

In Asia, for example, we strengthened our regional management and, under the leadership of our CEO Alex Crowther, we appointed Divya Gururaj as head of South and Southeast Asia. Toby Jenner became our regional COO in addition to his chairmanship of our Australasian operations.

Elsewhere, we continued our growth strategy in the Middle East and North Africa, led by our newly appointed CEO for the region, Nick Barron. This follows the merger between MediaCom and sister WPP agency Media Insight. The early signs are promising and, in January 2012, we were appointed to handle the Etihad Airways global media business.

In Latin America, we have strengthened our management team by appointing a new Latin America CEO, Fernando Silva, who brings with him a wealth of experience from across the region. He will be supported by Annetta Cembrano who was appointed regional COO in addition to her role as CEO Chile.

We have also completed the global roll-out of our service offering, MediaCom Beyond Advertising (MBA). MBA provides our clients with expertise in social, content, search, events and sponsorship to ensure they benefit from owned and earned media as well as bought messages. And, appropriately in the run-up to the Olympics, we have established a dedicated global sport offering: MediaCom Sport, led by Marcus John, who joined us from IMG.

We continue to advise clients on sustainable marketing practices, helping to communicate the environmental and social benefits of their products and services. Recent work includes Procter & Gamble's Future Friendly campaign, which was highly commended at the International M&M Awards 2011. Additionally, we provide pro bono work for many worthy causes, such as UNICEF's Christmas campaign in Austria, and created a Carbon Zero Planning tool to help clients measure and offset their campaigns' carbon footprints. Internally, we strengthened our green credentials by providing sustainable workplace solutions – including a Green Roof in our New York office – and we are the only media agency named in the top 100 of the UK *The Sunday Times* Best Green Companies 2011 list.

Finally, I would like to thank our dedicated and talented team of people at MediaCom who all remain committed to achieving our goal of becoming the largest media agency network. I'm optimistic about the opportunities that lie ahead and confident that in 2012 we will move even closer to our ultimate goal.

MEC

Report by Charles Courtier (below)
Chief executive officer

MEC delivered double-digit growth again in 2011. We added more than $1 billion in new billings for the second year running. Much of this growth was characterised by a successful run in new business in local markets.

Key wins included: Marriott International globally; BUPA, Everything Everywhere and the Department of Health in the UK; Loteria y Apuestas in Spain; Hollard Insurance Group in South Africa; SIBA in Sweden; Henkel in Poland; Ahold in the Netherlands; and Allianz in Australia.



We also have key clients fuelling our growth – IKEA, KFC, Chanel and Colgate all had significant growth in 2011. Our focus on the work manifested itself in an excellent run of awards success. We won over 90 external awards around the network, double our previous record. These included Agency of the Year in Poland, UK, Portugal and Czech Republic, as well as a stunning six Effies in Poland.

MEC in EMEA and Latin America are, according to RECMA, those regions' fastest-growing agencies. Special kudos goes to MEC Latin America for again being our fastest-growing region, for the third year running.

We made a number of important management changes this year. A new management team is in place in North America, with Marla Kaplowitz at the helm. MEC North Europe chairman Tom George joined our global executive committee. We strengthened our strategic resources in Asia Pacific as well as installing a new management team in China. We also made positive leadership changes in Spain, Russia, Italy and the UK.

"Our fastest-growing resources are in data and digital, particularly social and mobile, and we continue to invest heavily in these areas"

In June we gathered together as a management team, 250 of our top people, for our Global Conference in San Francisco. We engaged with the Silicon Valley companies that are doing so much to change the world of communications. In fact, we were the largest group that Google had ever hosted at their Mountain View headquarters. We got inspired and challenged ourselves to accelerate change.

Keeping pace with this communications landscape continues to occupy most of our waking hours. Our ability to provide strategic leadership to our clients in this environment is paramount.

Our fastest-growing resources are in data and digital, particularly social and mobile, and we continue to invest heavily in these areas.

Despite the difficult economic conditions in Western Europe and the US, 2011 was a successful year for MEC. Ultimately that's because of the efforts of all of our people, all around the world and the support of our clients and partners.

Our efforts include taking our corporate social responsibility seriously. This year over 20 countries created and managed CR programs for clients such as H&M, Colgate, China Light and Power, Citi, IKEA and The Salvation Army.

Looking at 2012, we're off to a flying start, winning Scotts Miracle-Gro in the US and Lavazza across Europe. And with the Olympics we also predict a big year for MEC Access, our sport and entertainment division.

So despite economic fragility we are cautiously confident about 2012. It happens to be MEC's 10th anniversary too, so we intend to make it a year to remember and one to celebrate.

Mindshare

Report by Dominic Proctor (below)
Chief executive officer

2011 was Mindshare's 14th year, each year showing considerable growth on the previous one, in good times and bad. 2011 was no exception. However, there's no doubt 2011 was tough, particularly because of the uncertainty in the global economy and in our clients marketing plans. Caution became the overwhelming sentiment within clients and this cautious uncertainty is now spilling into 2012.

Mindshare needed to be flexible and our service offering needed to adapt to these changing sentiments. With a heavy emphasis on pricing and delivery we are fortunate to be part of GroupM, which gives our clients the platform to be very competitive in the marketplace and the confidence to help us develop new service propositions. So in 2011, we invested a lot in developing our digital skills, our content development capabilities, our business planning strength and our strategic offering.



The clear feedback from clients is that they want these specialists on their account, but that they want them integrated into the account groups. This is challenging to achieve but the integration of disparate specialists into multidisciplinary teams is key. Scientists working with artists, planners with buyers.

2011 was a year when clients wanted the full breadth of our services. Accountability as well as creativity. Value as well as differentiation. Measurement as well as magic. I am pleased to say that Mindshare delivered against these demands and we were rewarded with some significant new business wins from clients such as Unilever, Heineken, SKY, Mazda and MSD.

It also meant that we were very well recognized in industry awards, winning Agency of the Year in Argentina, Chile, Colombia, Ireland, the Netherlands, Portugal, Turkey, India and Malaysia. Beyond this we won regional Agency of the Year in Asia Pacific, South East Asia and the Indian subcontinent. We were also rewarded for our creativity by winning more at Cannes than any other media agency, including three Gold Lions.

“We launched our mobile marketing centre of excellence in India, leading business development and global best practice in this area”

We also changed the management in many regions and markets in order to keep fresh and challenging. We brought in new CEOs in North America, Latin America and Europe, as well as important countries like Italy, Australia and Mexico.

We also recognized that technology would continue to be the main driver of change within our business. So we hired our first chief technology officer. We recognized that within technology, mobile will become a key driver. So we launched our mobile marketing centre of excellence in India, leading business development and global best practice in this area.

2011 was also my last year as CEO of Mindshare, as I am moving to GroupM. It has been a privilege to have been at Mindshare since day one, and I know that the new management team, led by Nick Emery, will make the company even better and stronger.

tenthavenue

Report by Rupert Day (below)
Chief executive officer



tenthavenue has much to be proud about after our first year. Not only were we successful financially, but we developed and deepened both client and partner relationships in all parts of our organization, as the summaries opposite record.

tenthavenue is focusing on how content and audiences come together at the innumerable consumer touch points outside the home. By nurturing the development of enabling technologies such as Near Field Communications (NFC) and understanding how those enabled touch points inter-relate with each other, we can deliver engaging content which consumers want to interact with and share. Crucially, it is the ability to quantify those interactions that enables the distribution of further related content to reinforce the consumer value – either through mobile, online or more traditional channels.

> **tenthavenue is focusing on how content and audiences come together at the innumerable consumer touch points outside the home**

tenthavenue is committed to deliver, and be remunerated on, achieving specific and pre-identified client marketing and business objectives in parallel with continuous improvement on our existing business models. Our continued success will be driven from focusing on the delivery of engaging content to appropriately targeted audiences 'outside of the home'; to maximize the value of our clients' budgets; open up the sector to more response-driven clients; and set us apart from the competition.

As a new company, tenthavenue was able to put corporate social responsibility high on the agenda. A strong example of this is Kinetic in the US, who created a local community task force under the banner 'Kinetic Cares', providing Kinetic people with an opportunity to come together as a team and make a positive impact on society. Through volunteer work and by leveraging the power and strength of our relationships, Kinetic Cares encourages proactive social responsibility while delivering high-quality service to the communities in which we work and live. Projects undertaken so far have included local public park refurbishment, fundraising races, local school refurbishment and charity collections. The CSR leaders at Kinetic and tenthavenue are expanding this initiative internationally across other tenthavenue companies in 2012.

Spafax

Spafax, our content distribution and custom publishing network, had a great year for core growth; consolidating the Lufthansa/Swiss in-flight entertainment account, as well as developments in other audience groups and networks in colleges, retail, healthcare and hotels. At the end of 2011, Spafax Networks was launched in the US to build new audiences, focusing on the growth of digital screens in various environments such as malls and bars.

[redacted]

Out-of-home expert Kinetic further cemented its position as the world's foremost agency at reaching people on the move. The new management has significantly strengthened its global position, particularly in Asia Pacific, and focused on developing new, professional service-based revenue streams, which has resulted in strengthened direct relationships with clients like Asda, Vodafone, Accenture and SAP. Kinetic partnered with Mindshare to win a Gold Lion at Cannes this year. This is a major milestone for the out-of-home industry.

[redacted]

Mobile marketing agency Joule increased its footprint by launching in Australia as well as the recent opening of offices in Paris and China. Joule has consolidated its position as a major force in the mobile world with the winning of the Paramount US business, among others.

Quisma

Performance marketing agency Quisma completed its European roll-out in the Netherlands, Italy, Spain, France and the UK and now has one of the largest European footprints of any performance marketing company. Quisma is aligned with GroupM clients, but also has a significant independent client base.

Consumer Insight

Kantar

Report by Eric Salama (below)
Chairman and chief executive officer



If 2011 reminded us of anything, it was the importance of the Big Idea. From the Arab Spring to the Royal Wedding to the legacy of Steve Jobs, we were surrounded by examples of big ideas that inspired people. And, in our own way, our industry is going through its own Spring as clients reassess the role of data and insights and explore ways in which they can be used to revolutionise business, drive revenue growth and optimise spending.

The need for big ideas that influence deep-seated change within our industry was eloquently expressed by Joe Tripodi, chief marketing and commercial officer of The Coca-Cola Company, when he told his audience of planners, researchers and clients at the ARF Conference that, "If you don't like change, you are going to like irrelevance even less."

What hasn't changed. What must change

The need for consumer understanding has increased, and not just in fast-growing markets where market access strategies are key. The need for actionable insights has not changed. Nor has the importance of having talented people: researchers who can understand and predict human behaviour, storytellers who can inspire an audience, client service people who can join up the dots and operational people who can improve data quality and drive efficiencies. But the ferocity of competition, the importance of speed in decision-making and the explosion of data – often referred to as 'Big Data' – has led many clients to 'zero base' their insight plans and examine what data and insights they really need to drive their business and how they should be partnering with agencies. Bob McDonald, CEO of Procter & Gamble, said recently in *McKinsey Quarterly*: "We've been working with all our data partners to help them understand that our need is for real-time data."

It is against this backdrop – our own Insight Spring – that we assess our business and plan our strategy and try to get the balance right between incremental and radical change.

Kantar's mission: collaboration, creativity, innovation

The end we continue to seek is actionable joined-up insights, told in creative ways that inspire our clients to act; and real-time quality data which can be used to make good business decisions fast. Our means lie in innovating and in collaborating, within Kantar and WPP and with external partners. Our goal is a mix of incremental and radical innovation in our offer and approach. Against this backdrop, how did we do in 2011? Maybe it's easiest to see it through two of the lenses that are most critical to our clients: data and China.

> **"The end we continue to seek is actionable joined-up insights, told in creative ways that inspire our clients to act; and real-time quality data which can be used to make good business decisions fast"**

Not just 'Big Data': good data, better data, connected data, actionable data

Much of our work and success is hidden and client-confidential. But there are some areas where the combination of innovation, imagination, talent, collaboration and perseverance resulted in the winning of highly-visible long-term contracts. Nowhere was this more apparent than in the media measurement space, where **Kantar Media** won the TV audience (TAM) contracts in UAE (new), Turkey (from Nielsen), Romania (from Gfk) and Switzerland (from Gfk). In addition, a joint Kantar Media and **Kantar Worldpanel** team was at the heart of our winning Google's cross-media



Above, left to right:
David Geiger, CEO, Center Partners, **Sharon Potter,** CEO, Kantar Operations, **Josep Montserrat,** CEO, Kantar Worldpanel, **Thomas Puliyel,** CEO/president, IMRB, **Janine Hawkins,** CEO, Added Value, **David Day,** CEO, Lightspeed Research

panel in the UK, an ambitious cross-platform world first. Combined with the winning of a host of media measurement contracts in Scandinavia (e.g. magazines in Norway from Ipsos and radio in Sweden), the use of virtual meter technology in pilots in the UK and Singapore, the roll-out of our return-path-data capabilities in new markets such as India and China (in addition to leadership in the US market which has resulted in a partnership with Nielsen) and the roll-out of Kantar Media Compete panels into the UK and France, we have had a tremendous year and are laying the ground for long-term success.

However, our ambition is not just to measure the new world of multiple screens better than anyone else and deliver that data fast: we want to connect the data to other data sources to provide stories and the basis for action. Our **Kantar Retail** Shopcom, Kantar Worldpanel and Kantar Media teams have combined to provide clients with returns on investment (ROI) based on the relation between media consumption and purchase in markets as diverse as the US, Spain, France, the UK, Brazil and China – not inferred links or survey-based hypotheses but direct "you watched x, you bought y." And those teams are not happy with just providing the data for learning purposes. They now profile digital consumer segments and work with colleagues at GroupM and Wunderman to allow them to target media at those segments through products such as MMatch. In the space of a year we have gone from being able to understand who is watching TV on a second-by-second basis, or monitoring how they surf the web, to being able to predict what purchases they will make to help media and CRM agencies target people on the basis of behaviour.

And it is no longer an exception now to see datastreams joined up so that clients can, for example, get the benefits of **The Futures Company**'s Global Monitor segmentation in **TNS**'s *Digital Life*, or *Needscope* segmentation from TNS included in Millward Brown *Link* studies.

Key to all of this is a culture of sharing and connecting and putting the clients' interest first, and a focus on capturing high-quality survey data and developing behavioural data sources. The latter are extensive and growing.

We have launched mobile passive behavioural measurement panels in seven markets with plans to roll out to a further 15 this year; our KTags track seven billion digital display, mobile and video impressions every *day*; we process 20 million new posts and articles on a daily basis aggregating content from over 20 million blogs and 40,000 news sites; we track product-level purchase data on 200 million consumers in the US and in an even deeper way through our consumer panels in most other important markets around the world (including our newly-launched panel in Indonesia).

In parallel, we are redefining survey research and innovating to deliver higher quality, cheaper, more relevant quantitative survey research.

Kantar Operations is working with TNS and **Millward Brown** to roll out ISO 20252 as the basis for high-quality data collection while **Lightspeed Research**'s partnership with TrueSample is raising standards in online data collection.

TNS has developed an innovative approach to phone-based data collection which reduces costs by 20% and was the basis for the award of the multi-year Eurobarometer work by the EU.

- The InTouch team is developing highly interactive and more visual ways of conducting surveys which are designed to improve the consumer experience and be more in tune with the world that our consumers inhabit.
- Our partnership with Lumi is being used extensively to capture attitudes through mobile devices at the point at which certain behaviours are displayed.
- Our partnership with Affectiva enables us to capture and interpret facial expressions through simple camera technology, a solution which is scalable to every part of the world and which is being used extensively by Millward Brown to get a deeper insight into the way that consumers respond to advertising.
- Our acquisition of GMI during the year has given the enlarged Lightspeed access to panellists in 38 markets including new ones in Latin America and India with whom we can engage for our surveys.
- Millward Brown has launched *Fan Index* to help clients understand the value of Facebook fans to them and *Ad Index Dash* as a tool to measure online advertising effectiveness with quick turnaround.
- **Kantar Health** has extended its National Health & Wellness Survey into Brazil, allowing pharma and other health-oriented companies to understand in detail the health status attitudes and outcomes in all key markets around the world.

Data plus creativity and storytelling

Some of what is touched on above is about data that can be actioned, often in real time with no human intervention. But as the amount of data explodes so does the need to make more sense of that data, to explore it holistically and find those nuggets of insights which can give a client a competitive edge. In turn, our ambition of inspiring clients to act requires an ability to tell compelling stories about those insights.

> **As the amount of data explodes so does the need to make more sense of that data, to explore it holistically and find those nuggets of insights which can give a client a competitive edge**

Some of this focus on storytelling is reflected on a renewed emphasis that we are putting on qualitative work, work which gets to the deepest human emotions in a way that no quantitative work can. The Futures Company and **Added Value** have historically had qualitative work at the very heart of their approaches. But the likes of Millward Brown, TNS and Kantar Health have been investing heavily in the past year in talented people and technologies to help those people dig deep into human attitudes and behaviour. Nor is it surprising that some of our best new recruits this year, people who are world-class experts in their own right – people like Jannie Hofmeyr at TNS in the area of tracking, Susan Suponcic at Kantar Health in the area of market access and Bernardo Geoghegan at The Futures Company in Latin America – are natural storytellers who can inspire their audiences.

But the world has discovered that it's not just people who can tell stories, but data can too! The world of data visualisation has blossomed and we are proud to have partnered with David McCandless, the recognised guru in the field. With David we have established the global, open-to-all Information is Beautiful Awards (www.informationisbeautifulawards.com) and begun to train our people and to establish a roster of creative talent around the world. Thankfully, examples are everywhere to see. Millward Brown (with *Link* copy testing), Added Value (with their tracking *i3.0*), Worldpanel (grocery data) and TNS (with *Digital Life*, *TRI*M* stakeholder) have revamped their deliverables in highly-creative ways.

Our world through the lens of China

We often talk about our capabilities globally but local capability continues to be as important as ever. What do we look like to clients (global, local, Chinese multinationals) in the market that many of them are most focused on – China?

From a capability point of view we look strong. TNS, Millward Brown, Added Value, Kantar Retail and Kantar Health have thriving businesses in the region: Kantar Media is the provider of all audience measurement services (through our joint venture with CCTV) while Kantar Worldpanel has invested heavily to revamp its purchase panel, which is now the sole provider locally through a state-of-the-art 40,000 electronic panel. And in 2012, Kantar Worldpanel has launched a media ROI solution to help clients understand the impact that different kinds of media consumption have on purchase patterns, and Kantar Media completed the purchase of CIC, China's leading online monitoring agency. Chinese clients, no less than any others, have a growing need for the real-time monitoring of consumer brand conversations on their equivalent social media networks such as Renren and Sina Weibo, and CIC operates a team of over 60 consultants doing precisely that. Individually these offers are strong, together they are unmatched.

We are as proud of our thought leadership as we are of our capabilities. Millward Brown's Chinese *BrandZ*™ study has become required reading for anyone interested in which brands are growing in the market and why Kantar Retail set up its iQ service in China to study retailers continuously and released its inaugural *PoweRanking* for China retail industry last month. Western-controlled manufacturers P&G



Above, left to right:
Will Galgey, CEO, The Futures Company, **Wayne Levings,** CEO, Kantar Retail, **Lynnette Cooke,** CEO, Kantar Health, **Masanori Miyajima,** CEO, Kantar Japan, **Eileen Campbell,** CEO, Millward Brown, **Jean-Michel Portier,** CEO, Kantar Media

and Unilever, and retailers Walmart and RT-Mart, have all performed well in key indicators but interestingly the survey also reports that Chinese- and Asian-based retailers accounted for five of the top-10 ranked retailers, demonstrating the progress that local Asian companies are making in the industry. Added Value and Millward Brown combined with WPP's global retail practice, The Store, to launch the *Chinese New Year Report* with an in-depth analysis of Chinese consumers; while TNS, The Futures Company and Kantar Health had a focus on China in their global *Digital Life*, Monitor and NHWS services respectively.

And finally, talent – the biggest issue facing the industry and our clients in China. The vast majority of our staff is local but the industry is not as mature as it is in other parts of the world. We are committed to an extensive training program, designed to help people develop the skills needed to service global clients to the standards they are used to. And we are ambitious in taking an industry leadership position in growing the available pool of talent. In 2011, we set up a Kantar-wide graduate program aimed at recruiting and training hundreds of people a year. Our 'Class of 2011' launched the scheme with the hire of 60 graduates working across our businesses in China and our 'Class of 2012' follows this year. The graduates participate in the two-year development program which is supported by our customers and senior management.

We can never do enough in China, but the range of our capabilities is unmatched. And we are fiercely ambitious to continue to innovate and develop.

Recognising Big Ideas

As we said earlier, our industry is not one with Cannes-like visibility. But there are awards and our people and companies have been well represented again this year. Millward Brown was part of the winning team on six Ogilvy Awards at the ARF for client work on Domino's, Kotex, Coca-Cola, Chase, Cadbury and Cracker Barrel; **IMRB** won Agency of the Year in India for the fifth time; Kantar Worldpanel and Added Value were in *The Sunday Times* UK Top 100 employers, while numerous people including Kantar Health CEO Lynnette Cooke and Lightspeed/GMI's Jon Puleston were awarded prestigious personal industry awards.

And recognition can come from within too. We fulfilled our fundraising commitment to UNICEF and to the programs we sponsor in Bolivia, Malawi and Bangladesh two years early as we raised money from across Kantar in a variety of imaginative and inspiring ways.

'... we are increasingly comfortable stretching ourselves collaboratively and imaginatively to deliver in ways that are revolutionising the research industry'

The effort that our people put into fundraising captures the spirit of what it should mean to work at Kantar. This is even truer when tragedy strikes. We are so proud of **Kantar Japan**, where in the aftermath of the tsunami, through terrific commitment and collaboration, and despite the challenges to fieldwork and delivery, Masanori Miyajima and our team in Japan maintained business as usual and kept our clients serviced.

As I look back on 2011 there isn't a single pitch or piece of work that stands out, or a particular day or meeting, but more a feeling that we are increasingly comfortable stretching ourselves collaboratively and imaginatively to deliver in ways that are revolutionising the research industry.

Public Relations & Public Affairs

Hill+Knowlton Strategies

Report by Jack Martin (right)
Global chairman and chief executive officer



During my first full year as Hill+Knowlton Strategies' global chairman and CEO, our worldwide team underwent a series of significant changes. As part of these changes, we rebranded the company, reorganized our regional structure and created an effective talent initiative that not only recruits strong candidates but also grows our current talent from within. During 2011, we took stronger steps to highlight our research and digital offerings – which have helped grow our client base – and established a stronger client service team. Together, these changes amount to much more than the adding of a word or the changing of a logo; they mark the beginning of a new era of strategic communications that integrates consulting with a tradition of innovative public relations services. I believe Hill+Knowlton Strategies is leading the way for the industry.

During this year of transition, Hill+Knowlton Strategies identified investments and priorities to enhance our company's success. We created a new global position focused on client service across our network. The new position's aim is client revenue expansion, and the retention and development of our H+K client leaders. Over the last year, the value of our largest 50 clients has grown 20% over budget.

We placed a strong emphasis and equal value on two core constituencies: our talent and our clients. Clients expect the best talent, and our talent expects blue-chip clients. Exemplary client service was complemented by our continued investment in talent, ensuring that the best people are available for every client team, regardless of geography.

> **Exemplary client service was complemented by our continued investment in talent, ensuring that the best people are available for every client team, regardless of geography**

To ensure that we are able to provide the best possible counsel to our clients, H+K Strategies invested in senior leadership around the world. In the US, Ian Bailey and Claire Koeneman, who both have more than 20 years of corporate and financial communications experience, took the reins in New York and Chicago, respectively, and Dr Luis de la Calle, the former undersecretary for international trade negotiations in Mexico's Ministry of the Economy, joined as president of H+K's Latin America region. On the global level, Cassandra Carr, formerly the senior executive vice president of external affairs for AT&T, now serves as vice chair of talent and, finally, Ken Luce joined as global COO and brings deep expertise in crisis, corporate reputation management, public affairs and marketing communications.

With digital media increasingly becoming one of the dominant new 'highways' between traditional organizations and the public, H+K took significant steps in growing its global digital practice. Taking the lessons and best practices of the political world, in which a digital strategy is arguably the most important communications element, we sought leaders in that space to join the firm. Andrew Bleeker joined as global digital practice director after successfully running President Obama's online marketing operation during the 2008 campaign, and Rishi Saha joined the digital team in Australia, the Middle East, Africa and South & Central Asia after running UK Prime Minister David Cameron's digital communications office.

Throughout our regions, Hill+Knowlton Strategies has been chosen for numerous high-level campaigns for clients around the world. In East Africa, Procter & Gamble appointed H+K, along with the International Marketing Council of South Africa, to assist with maintaining the country's momentum following its hosting of the World Cup. In Asia, we represented Yue Xiu in China and CJ-Jeil Jedang in Korea. Other key new clients include the Department of Health & Aging/NeHTA Australia and the Royal Canadian Mint in Canada, which named H+K as its agency of record. Europe continued to bring in successful clients such as P&G Global Olympics, SABIC, Brand South Africa and Novartis. The US, meanwhile, now represents Yahoo!, salesforce.com, America's Natural Gas Alliance, the PGA and Aon Corporation in various client campaigns. The firm's technology practice added new clients, including Adobe Omniture, Facebook, MSFT in India and Etisalat in the

Middle East. The practice also managed a massive re-launch of HP consumer products in China and took both LinkedIn and Responsys from private to public companies.

Enforcing our immersion in the 'wisdom business,' H+K Strategies launched Research+Data Insights (RDI), an independent organization with a focus on providing clients with data analytics and primary research – the basis of strategic and effective communications in a public environment. Following this, H+K Strategies introduced its Corporate Advisory Group as a new strategic service providing business advisory counsel, focusing exclusively on meeting the public risk and reputational challenges of client leaders at the C-suite and board levels.

H+K Strategies has also been active in assisting companies like Procter & Gamble and HP with their sustainability initiatives while also providing pro bono counsel for organizations including Text4Baby, an award-winning educational platform for expectant mothers, and for United Cerebral Palsy, a leading disability rights and advocacy organization. Additionally, H+K assisted Operation Smile, a volunteer-based organization that provides free medical treatment for children of impoverished families suffering from various facial deformities, as well as for Mercedes Benz China with its Happy Music Classroom Project, which provided 125 fully furnished music classrooms and donated musical instruments to over 40,000 students across rural China.

"Our goal at Hill+Knowlton Strategies is to occupy a 'fifth seat' in our clients' executive suites, alongside the traditional advisors to the world's largest corporations"

Our goal at Hill+Knowlton Strategies is to occupy a 'fifth seat' in our clients' executive suites, alongside the traditional advisors to the world's largest corporations – the attorney, the accountant, the banker and the management consultant. We believe that strategic communications today belongs at the forefront of corporate strategy. We will continue to elevate this offering in 2012 and earn the right to be seated in our clients' C-suites. We're changing the industry, and we're excited for the road ahead.

Cohn & Wolfe

Report by Donna Imperato (below)
Chief executive officer



With a strengthened global leadership team in place and significant new business momentum going into 2011, Cohn & Wolfe delivered a year marked by solid top- and bottom-line growth, award-winning client work, groundbreaking digital initiatives for clients and staff and expansion across Asia.

The full impact of our 2010 leadership restructuring – including the addition of new talent and moving other leaders into new roles to drive strategic priorities – came in 2011, where we saw a solid increase in global revenue and double-digit growth on the bottom line. It was a big year for new business as we added 50 new brands to our client roster. We were appointed agency of record for Hennessy and Allergan, began work for the US Olympic Committee and picked up Universal Pictures. Other significant wins include Sam's Club, Berkeley Park Capital, Boots, Global Premium Brands, Hotels.com, HSBC, Kia Motors, tescodiets.com and Warburtons.

Thanks to the talent and creativity of our account teams, 30% of Cohn & Wolfe's growth was organic. With client satisfaction at an all-time high, we retained and grew 19 of our top 20 accounts – including Walmart, 3M, Colgate-Palmolive, JM Smucker, Panasonic and Valvoline. Many of our existing accounts also expanded into new domestic and international markets.

We accomplished another key priority: fully integrating digital into every aspect of the organization with digital talent in all offices around the globe. Our digital practice drove revenue growth in all markets through award-winning work and 10 new digital services including Online Reputation Management, Enterprise Social Media Strategy and Social Newsrooms.

Expanding our global footprint in Asia Pacific was another top priority for Cohn & Wolfe. We opened an office in Jakarta, added new offices in Hong Kong, Singapore and Malaysia and, following the acquisition of leading communications agency, impactasia, in China, merged offices in both Beijing and Shanghai. With an established network throughout Greater China, Cohn & Wolfe-impactasia represents top clients such as Rolls-Royce, Guinness, Pernod Ricard, MGM Hospitality, Robert Half International, Mandarin Oriental Hotel Group and Sofitel Luxury Hotels. In Southeast Asia, we added XPR (now Cohn & Wolfe XPR), one of the region's top digital and social media agencies with leading brands including Groupon, SingTel, BMW Asia, Dell, Salesforce.com and Motorola Mobility. These acquisitions tripled our size in the Asia Pacific region, positioning us well to serve multinational clients in Asia and around the world.

"Our digital practice drove revenue growth in all markets through award-winning work and 10 new digital services"

Our agency continues to be recognized for its creative spirit and imaginative mindset, ranking as one of *Advertising Age*'s Best Places to Work and shortlisted for the UK's Pathfinders Media Employer of the Year. We won over 40 industry honors, including a PRSA Prism Award of Excellence for the launch of *Michael Jackson: The Experience*, the Shanghai PR Association Gold Award for MSD Pharmaceutical and a Silver SABRE in Fashion & Beauty for our work with Tom's of Maine. Stockholm won the Spinn Award for Best Social Media Campaign of the Year for its work with Unibet and Spain picked up the IPRA special Golden World Award for its work with the EU's Consumer Rights campaign.

We also brought together more than 500 employees in 18 offices worldwide to focus on our pro bono client, Project Kaisei, a nonprofit organization dedicated to reducing plastic waste in our oceans. This global campaign more than doubled Project Kaisei's Facebook fans and raised funds for its next clean-up voyage.

Cohn & Wolfe's specialty companies, GCI Health and Axicom, also experienced new and organic growth in 2011. In addition to being named Healthcare Agency of the Year and winning Rx Pharmaceutical Campaign of the Year by *The Holmes Report*, GCI Health was awarded Allergan's Facial Aesthetics business. AxiCom continued to build its strength in technology markets with wins that included IntraLinks, ITU Telecom World and NDS while expanding its work with Red Hat, Dell and ZTE. It also significantly grew its clean tech practice with new clients that include Qualcomm, Enphase and Bridgelux.

Looking forward, our expanding network, new industry offerings, outstanding creative resources and strong leadership across practices gives us a solid foundation for long-term company growth. 2012 is primed to be one of our best years ever.

RLM Finsbury

Report by Roland Rudd (below, top)
Chairman
and
Walter Montgomery (below, bottom)
Chief executive officer





In 2011, US-headquartered Robinson Lerer & Montgomery and UK-headquartered Finsbury Group merged to create RLM Finsbury, a global leader in strategic corporate, financial and crisis communications. With the opening of the firm's Hong Kong office in 2011, along with offices in the US, Europe and the Middle East, RLM Finsbury now serves the boards and senior management of leading global companies in every major industry.

Services provided by the combined firm include financial communications and investor relations, M&A transactions, IPOs and other capital raisings, proxy fights and corporate restructurings, as well as crisis communications, corporate reputation campaigns, issues management, executive transitions and litigation support. The firm also provides advice on corporate affairs, public policy, regulatory affairs, thought leadership, issue advocacy campaigns, strategic marketing initiatives, employee communications and corporate social responsibility/philanthropy campaigns. RLM Finsbury is affiliated with FIPRA (Finsbury International Policy & Regulatory Advisers), a global network of senior, strategic advisers in more than 50 countries, specialising in advising clients on a range of government relations and regulatory policy issues.

"RLM Finsbury now serves the boards and senior management of leading global companies in every major industry"

In 2011, RLM Finsbury delivered solid results in a challenging economic environment. The firm continued to provide a broad range of communications support to major financial services and investment management companies, leading global manufacturers and natural resources companies, major technology, media and telecom companies, and high-profile healthcare and pharmaceutical companies.

Burson-Marsteller

Full report on page 46

Burson-Marsteller continued to build on the significant growth it has had over the last five years. It achieved aggressive growth in the growing economies of Asia and Latin America. Its European markets have remained strong despite challenging economic times. Burson-Marsteller also continued to build upon its comprehensive modernization of its services and systems through its DIGS – Digital, Integrated, Global, Strategic – initiative, expanding its footprint in key markets while deepening its commitment to the client worldwide.

Ogilvy Public Relations

Full report on page 36

A healthy combination of new business wins and expanded work with existing clients added up to a record year for Ogilvy PR. While the Asia Pacific region has served as the most powerful growth engine for many years, in 2011, the US and Europe fired up double-digit growth rates surpassing Asia.

The agency won highly-competitive global pitches for Diageo, the BP London 2012 Olympic Games sponsorship, BMC Software and the Mexico Tourism Board, among dozens of others.

As in prior years, broadening and deepening relationships with existing clients drove a significant amount of growth. Ogilvy PR's multi-region client roster grew by 40%. This organic growth is a reflection of the agency's ability to maintain long-term client partnerships – retaining 95% of its top 20 clients.

Ogilvy PR garnered more than 125 awards in 2011, including Cannes PR Lions and winning the top WPP WPPED Cream creative award for the fourth time in five years.

Hering Schuppener

Report by Ralf Hering
Chief executive officer

Hering Schuppener, headquartered in Düsseldorf with offices in Frankfurt, Berlin and Hamburg, is Germany's market leader in financial and corporate communications. The consultancy has topped the *mergermarket* rankings for M&A transactions in volume since 2004 and value since 2007.

The Holmes Report named the firm European Financial Consultancy in 2012, for the second time. It was also named EMEA Best Consultancy to Work For 2011, for the third time.

In 2011, the consultancy advised clients in four of the five largest M&A transactions and in three of the five largest IPOs in Germany. The firm also provided corporate communication counsel to listed and private companies from Europe and beyond in almost every sector, including leading financial institutions, global manufacturers, service firms, healthcare companies and family offices. Other high-profile assignments included CEO transitions in the financial services and consumer goods industry, major litigation projects and bankruptcies in the retail industry, and restructurings in the manufacturing sector.

Branding & Identity

B to D Group

Report by Craig Branigan (below)
Chairman and chief executive officer

2011 was a year of growth and achievement for the Branding to Design (B to D) Group. We delivered solid revenue growth and profit improvement with several of our companies achieving record revenues and operating profits for the year. We continued to strengthen our global performance across a number of practices and we improved our showing at the Cannes Festival in June.

Through the insights, creativity and dedication of our teams around the world, we initiated new client partnerships with many respected brands, including GlaxoSmithKline, Interstate Hotels & Resorts, JX Holdings, Saudi Telecom, Shanghai Media Group, Yell, South African Airways and Best Buy. We also continued to successfully build and expand our key client relationships, delivering innovative and effective solutions for our long-standing clients. As ever, these global key client relationships continue to form the bedrock of our businesses.



Once again, our companies won several high-profile awards in 2011 and these are detailed in their respective reports. All of our companies continue to innovate, adapt and change in order to remain creative leaders of the industry.

The B to D Group garnered a number of other highlights for the year. Lambie-Nairn and The Brand Union sponsored the inaugural Cannes Also event at the Cannes Festival, showcasing the photographic talent within the global creative marketing industries. VBAT successfully launched the new corporate identity for PostNL and achieved a significant profit turnaround for the year. Addison continued to establish itself as an integrated corporate communications agency, with new strategic communications projects for BASF, BG and Zurich Financial Services. Mary Zalla was promoted to CEO of Landor, leading the agency in the implementation of its new vision and company purpose. FITCH and The Partners continued to expand their global reach, with FITCH opening an office in Delhi and The Partners opening its third international hub in Singapore. PeclersParis made good headway in growing its consulting business and achieved record-level trend book sales. At the end of the year our group launched *The Mix*, a website developed to facilitate greater collaboration between the B to D Group companies and our sister group, Kantar.

As a group, we continue to establish our sustainability marketing services and we work to make sustainability central to our marketing approach. Notably, The Partners created a desktop app for Deloitte, named *PlanetSaver*, that encourages Deloitte staff to put their computer screens into sleep mode whilst idle. After one full year of deployment in 2011, PlanetSaver had 31,000 active users worldwide and had saved 64 MWh of power. According to Deloitte's own data, that is the equivalent of powering one small office for 16 years, brewing 1.8 million cups of coffee, or powering all of Greater London for 21 minutes.

Looking ahead, the early signs for 2012 are favorable. We are aligning ourselves with those clients, capabilities and geographies that provide the greatest potential for growth, and we anticipate another positive year in 2012.

Please see below for an overview of Addison, The Brand Union, FITCH, Lambie-Nairn, Landor Associates (which is also a Y&R Group company), The Partners, PeclersParis and VBAT.

Addison

Addison achieved another growth year in 2011. It was also one of significant development, reflecting the rapidly-changing environment within corporate communications. Major trends included the evolving societal expectations on companies, the continuing rise of regulation and the accelerated use of technology – providing Addison with clear opportunities for growth, based on its distinctive consultancy offer within the market.

Led by CEO Tom Robinson, Addison continues to expand its areas of practice, including research, digital communications, sustainability, thought-leadership communications, internal communications, as well as social media and engagement. Client relationships continue to grow across its core European markets, most notably with BASF, Zurich Financial Services and Heineken.

The Brand Union (full report on page 71)

After a challenging first quarter in 2011, momentum grew, culminating in a very strong second half performance. This positive outcome came from three main sources: growth with our key client partners; the development of our consumer branding practice; and further expansion of the network, opening offices in Qatar and Thailand, and adding a Cape Town operation and an affiliation in Korea.

FITCH (full report on page 72)

FITCH continued to grow in 2011, with a high double-digit revenue increase in North America and the Asia Pacific region. The agency welcomed many new clients including Best Buy, Staples and Nickelodeon in the US, Etihad Towers and Wafra Real Estate in the Middle East, Molton Brown and Ann Summers in the UK, and Nestlé and Pepsico in India. FITCH opened a Delhi office and garnered best-in-class design wins from *Chain Store Age*, the VM&RD Retail Awards and the Asia Retail Congress.

Lambie-Nairn

Lambie-Nairn achieved a record year in 2011 in terms of both revenue and profit growth. Led by CEO Christian Schroeder, the agency experienced significant double-digit business growth. On the heels of its first full year of trading in its three Latin American offices (Colombia, Mexico, and Argentina), the agency is now looking to open an office in Brazil in 2012.

Lambie-Nairn continued to successfully grow its business in Spain and Germany and was named global branding agency for Telefónica, O_2 and Movistar. It also added a number of significant new clients to its roster, including GlaxoSmithKline, Panasonic, Telecom New Zealand, Saudi Telecom and Qatar National Hotels. Lambie-Nairn won several design effectiveness and creative awards, continuing to build its reputation as a leading screen- and digital-based global branding agency.

Landor Associates (full report on page 47)

For Landor Associates, 2011 was a year of renewed energy. The company refocused on top-line growth and new business, introduced an exciting new vision, added energetic new leaders, increased its corporate responsibility initiatives and launched a new approach to awards.

The Partners

The Partners delivered a strong performance, achieving significant growth in both London and New York. Under the leadership of CEO Jim Prior, the agency expanded its global footprint, putting a stake in the ground in Singapore.

Continuing to bolster its reputation as one of the most creatively-recognized agencies in the world, The Partners won a Gold Lion at Cannes for the third year – no other agency has won Gold more than once in the four years design has been a category. The Partners also won a Bronze Lion at Cannes, and was named Design Agency of the Year at *Marketing Week*'s Blades Awards and was commended runner-up in *Marketing* magazine's Branding Agency of the Year.

The Partners continued to develop its thought-leadership position throughout 2011, with articles published in *The Guardian*, *Management Today* and other influential titles. With the current leadership in New York (Steven Gilliatt, managing director) and new leadership in the London office (Matt Woods, managing director) and Singapore office (Anant Deboor, managing director), The Partners have positioned the organization for another year of growth and success in 2012.

PeclersParis

Under the leadership of CEO Eric Duchamp, styling and trend forecasting agency PeclersParis continues to be a partner for some of the leading brands in the world, providing consulting services and trend publications for the textile, fashion, cosmetics, home decoration, consumer goods and retailing industries across its main geographies of Europe, China and the US. 2011 was a year of revenue growth for the agency, based on the strength of its restaged trend books and the addition of a number of new clients including Shiseido, Elle Licensing and Wonderbra.

PeclersParis has unique creative transformation capabilities, creating value for its clients by strategically translating future innovation opportunities into tangible style and design directions. At a moment when brands really want to reinforce their emotional link with consumers, the agency leverages its experience in the fashion world to help inspire this connection.

VBAT

For Netherlands-based VBAT, 2011 was a very good year. Building upon the recovery which started in the second part of 2010, a strong performance was delivered. Both revenue and margin showed significant growth.

This growth was fuelled by a number of successful new business gains: of particular note were the corporate identity program for PostNL and the store concept for Makro Cash & Carry (Metro Group). Long-term relationships with key clients such as Heineken Group, Campina and Intergamma continued to develop and provide a strong foundation for growth.

VBAT's presence on the international stage continued with the development of successful launches for Goldberg (Nigeria), Amstel Premium Pilsner (Russia and Greece) and work for Sol beer (global).

Led by chairman/CEO Eugene Bay, VBAT has a positive outlook on the coming year and is determined to build on its momentum.

The Brand Union

Report by Simon Bolton (below)
Worldwide chief executive officer



I believe this to be the most exciting and challenging of times in our industry. Brands compete in an ever-changing landscape where market forces, media channels and the breadth of web, digital and social media mean that we all interact with brands in a different manner today. However, the core tenet of our business remains constant. The Brand Union is charged by its clients to bring perspective and resonance to their brands.

Rising to the challenge

After a challenging first quarter in 2011, in which we merged our high-end consulting offer with our core business, momentum grew – culminating in a very strong second-half performance. This positive outcome came from three main sources: growth with our key client partners, the development of our consumer branding practice led by Dave Brown, and further expansion of our network, particularly in developing markets.

Key client partners

The philosophy of focusing effort and investment around our major multinational client business is embedded in our culture and is manifested in strong teams delivering world-class output every day. We were rewarded with major new assignments from Bank of America Merrill Lynch, GSK, Henkel, Pernod Ricard, Reckitt Benckiser and Vodafone.

New business

We prevailed in a number of big reviews to secure new clients such as Genpact, Cofco Group, China Mobile, Qatar National Bank, Kellogg's, Heineken, Fidelity International Investment, Yves Rocher, South African Airways and Abu Dhabi Ports Company. It was particularly gratifying to be awarded major new branding assignments for digital clients such as Shazam, Moussy.com and WPP's new initiative, The Data Alliance.

Network development

We opened offices in Qatar and Thailand and bolstered our African presence by adding a Cape Town operation. We established an affiliate partnership in Korea and, at time of going to press, we are in the advanced stages of entering Brazil.

Talent progress

We transferred a record number of people across our network including Toby Southgate who moved from New York to London to become CEO of UK and Ireland. Other significant appointments included Meghna Prasad as CEO of India, Oleg Kuzmin as CEO of Moscow, Rene De Paus as MD of Jakarta and Natasha Adams as group human resources director.

Awards, accolades and social responsibility

We had another good year and, amongst many awards, highlights included: our Paris and India agencies being crowned Agency of the Year in their markets; we increased our visibility at Cannes through the sponsorship (with our sister company Lambie-Nairn) of Cannes Also; at the individual level, Glenn Tutssel, our UK executive creative director, was made a Fellow of the Royal Society of Arts and Sujata Keshavan, founder of our business in India, was named one of that country's Fortune Top 50 most powerful women in business.

Finally, I would like to recognise the social contribution our people have made through initiatives such as pro bono work, our internship program, education and charitable endeavours. Our New York team mobilised the entire network in the 'Movember' moustache campaign to raise awareness and funds for male cancers. Initiatives such as these help fuel our culture and make The Brand Union such a special place to work.

FITCH

Report by Lois Jacobs (below)
Chief executive officer



FITCH continued to grow in 2011 and it was a good year for us. Of particular note was our high double-digit revenue increase in North America and the Asia Pacific region. We were pleased to welcome many new clients including Best Buy, Staples and Nickelodeon in the US, Etihad Towers and Wafra Real Estate in the Middle East, Molton Brown and Ann Summers in the UK, and Nestlé and Pepsico in India. We also opened our Delhi office, complementing our Mumbai presence. Best-in-class design wins from *Chain Store Age*, the VM&RD Retail Awards and the Asia Retail Congress were undoubtedly strong contributors to our success.

> **We are seeing a more powerful consumer, able to shop where and when they want, possessing better information on price and pedigree, and able to shift comfortably and easily between in-store, online and out-of-store worlds**

In 2011, we delivered new store concepts and strategies for leading retailers in local markets including Morrisons in the UK, Sundan in China, Asian Paints in India and Eldorado and Beeline in Russia.

Globally, we continued to leverage our network's multicultural insight, diverse skill sets and regional deployment to support clients looking for worldwide design consistency. FITCH has been a key partner to Dell in growing its retail presence, with consumers experiencing this previously online-only brand in a variety of retail settings and channels. For Nokia, FITCH was the lead retail experience agency for the biggest new product launch in their history: the Nokia Windows platform. With sustainability central to our design approach, our innovative concept for US homewares retailer Fixtures Living earned two awards for its green credentials in energy and resource efficiencies.

From simple to splintered to seamless retail

Thanks to technology, the way people shop is changing – quickly. We are seeing a more powerful consumer, able to shop where and when they want, possessing better information on price and pedigree, and able to shift comfortably and easily between in-store, online and out-of-store worlds. FITCH is embracing this change by defining new opportunities for retailers and innovating product categories for brand owners. Our *New Customer Journey* tool joins up the myriad 'splintered' touch points and options that digitally-empowered consumers now have. We've also identified three universal Shopper Mind States – Dreaming, Exploring and Locating – delivering important new thinking around how consumer behaviour is changing, and how brands and retailers can respond with a seamless 'in-line' experience that captures the heads, hearts and hands of the target customer.

This approach is already being used on a number of different client engagements as we go into 2012, which is shaping up to be another busy year.

Healthcare Communications

Ogilvy CommonHealth Worldwide

Report by Matt Giegerich (below)
Chairman and chief executive officer



After just one full year of operation, Ogilvy CommonHealth Worldwide (OCHWW), the healthcare marketing network formed in 2010 by the merger of Ogilvy Healthworld and CommonHealth, has proven it can deliver a more integrated, more digital and more global offering than either could as separate entities, with an impressive 72 significant new agency-of-record (AOR) assignments in 2011, as well as numerous additional project-based assignments.

Strong and growing

Strong growth in 2011 was driven by Ogilvy CommonHealth Worldwide's ability to deliver end-to-end solutions that integrate both leading-edge and traditional offerings on a local and global scale.

The fastest-growing segments in the network were our London-based businesses and Payer Marketing divisions, the latter of which specialize in access and reimbursement communication to those who pay for medical services, such as insurance companies. We believe access strategies are game-changers in our industry and we are well placed with three well-established Payer Marketing business units, offering our clients a way to integrate these strategies seamlessly into their overall communications efforts.

Of note, our Interactive Marketing groups drove considerable growth for existing agency-of-record assignments, as clients increasingly saw the value in a single network that can deliver both powerful core creative ideas along with full-service digital and multimedia expertise. New business assignments in the medical device, diagnostic and over-the-counter categories provide balance to OCHWW's traditional Rx pharmaceutical client base.

Work on major product launches also helped to reinforce OCHWW's dominant industry position. Our network's involvement in Team Chemistry, WPP's multidisciplinary team for Johnson & Johnson, contributed to the US launch of Xarelto® (rivaroxaban)/Janssen Pharmaceuticals, arguably one of the largest and most important pharmaceutical innovations in the cardiovascular category. In 2011, Team Chemistry also helped introduce to market Zytiga® (abiraterone acetate)/Janssen Biotech, a groundbreaking oncology brand for prostate cancer.

All told, the network has earned more than 160 industry awards in the last two years, including a number of Gold or first-place finishes, in addition to a CLIO Healthcare Award given to Ogilvy CommonHealth Madrid.

Integrated global services

With 65 offices across 35 countries, individual business units within the OCHWW network continue to provide specialized focus on key healthcare marketing disciplines. However, a new, unified global reporting structure is now in place, intended to help ensure the network can deploy the right team and resources for every client, regardless of geography or scale. This global structure also creates operational efficiencies and reduces duplication of effort and investment.

"A new, unified global reporting structure is now in place to help the network deploy the right team and resources for every client, regardless of geography or scale"

Other new and expanded offerings for OCHWW in 2011 included the launches of Parsippany, NJ-based Scientific Communications & Information services group, which focuses on the specific needs of medical affairs and R&D teams, and London-based Ogilvy Digital Health, a newly formed agency that brings together best-in-class health and digital marketing all under one roof.

Support for communities

In addition to the local charities OCHWW supports (through annual food, coat and toy drives; health-related fund-raisers; and disaster-relief efforts), the agency gave back to its communities with hundreds of thousands of dollars worth of pro bono work and negotiated more than $1,000,000 worth of free advertising space for various worthy organizations.

Of note, the agency dedicated its talents to a pro bono initiative for Direct Relief International, an organization that provides medical assistance to those affected by poverty, disaster and civil unrest around the world. The creative campaign will be rolled out this year through donor outreach initiatives via TV, interactive and direct mail.

Future plans

Today, forward-thinking agencies are taking note of the fact that medical professionals and consumers are redefining healthcare by putting the emphasis on 'health' – preventive medicine and wellness – rather than 'care' – in the treatment of a condition or illness. As health and wellness become more important to medical professionals and consumers, this, too, will become an important platform for OCHWW's new business growth.

The healthcare communications world of the future will be more global, more integrated, and more digital in every aspect. OCHWW, built on this very foundation, is not just responding to the changes, but truly leading the charge.

ghg

Report by Lynn O'Connor Vos (above right)
Chief executive officer



2011 was a landmark year for ghg, as a combination of new business wins and existing business expansion led to record-breaking growth. The pursuit of leadership in the emerging, fully integrated, digitally-driven healthcare world, with the consumer at the center, has been a stated goal of our organization for several years. Now, as that vision of the future becomes a reality, ghg's long-range strategic decisions are bearing fruit.

> **ghg continues to transform professional marketing for pharmaceutical brands with integrated models that leverage iPad applications, social media, online distance learning and mobile initiatives**

ghg now "speaks health" for a diversified client base that includes OTC health brands, animal health brands, medical devices, corporate identity clients, and health advocacy organizations. This reflects the new reality that, as healthcare companies become more consumer-driven, many are playing a bigger role in prevention and wellness.

What hasn't changed at ghg is the delivery of outstanding creative work, for which we received notable industry recognition. As part of Team Chemistry (the WPP team for Johnson & Johnson), ghg was recognized for its innovative work with the 2011 North American Marketing Award, as well as a Global Burke Award in the healthcare access category on behalf of Janssen Connect. ghg Australia took home a Clio, and was a Global Awards® finalist in eight categories for its exceptional creativity.

ghg continues to transform professional marketing for pharmaceutical brands with integrated models that leverage iPad applications, social media, online distance learning and mobile initiatives. Our US and European medical education groups – Phase Five, IMsci, Darwin Healthcare – are redefining professional medical education with an approach based on the changing needs of digitized healthcare professionals.

ghg strengthened its digital practice with the launch of ghg Healxx Digital, a full-service digital healthcare communications agency that channels digital innovation from WPP Digital companies. The agency provides best-in-class digital healthcare strategies and integrated, multichannel programs designed to improve health outcomes, engage professionals and deliver solid business results.

ghg also continues a tradition of pro bono work for the Jed Foundation and the Helen Keller National Center for Deaf-Blind Children and Adults.

New wins confirm the value of our approach

ghg was named Bayer Animal Health global Agency of Record, cementing its position as the global leader in animal health communications. The agency was also awarded professional work for two global oncology agents, a diabetes diagnostic brand consumer launch and a medical device professional launch from Medtronic. As part of the multidisciplinary Team Chemistry, we won the US launch of a new hepatitis C agent from Johnson & Johnson. In the EU, ghg won important pharmaceutical assignments from key clients, and also expanded its animal health business.

Future plans

As the industry continues to evolve, a new landscape has emerged that calls for a different business model for healthcare brands and their agencies. ghg is leading this change with enhanced digital and mobile expertise, innovative creativity and an integrated marketing approach. The success achieved in 2011 has positioned ghg well for continued growth as we move into Health 3.0: The Era of Outcomes.

GCI Health

Report by Wendy Lund
Chief executive officer

Named Healthcare Agency of the Year by *The Holmes Report*, GCI Health not only successfully navigated 2011's challenging healthcare landscape, it also exceeded growth expectations.

This growth resulted from GCI Health's strategic focus on the evolving marketplace and anticipating changing client needs.

As one of the world's largest specialty healthcare PR agencies, we aggressively expanded current accounts in high science, aesthetics, consumer health, patient advocacy and activation, and crisis management. The agency also added to the diversity of our client mix, which ranges from large pharmaceutical companies to specialty pharma and biotech to medical devices and not-for-profits.

This year, we further invested in developing our media specialty. As clients continue to value 'traditional' media and its convergence with digital media, we added new talent and repositioned services to better integrate expert strategy into each account team and maximize client coverage.

GCI Health also bolstered its consumer health resources to best channel consumers' increasing interest in taking greater ownership of their personal health. Furthermore, the agency enhanced its advocacy and stakeholder outreach tools to strengthen advocates' ability to ensure the highest quality of care for patients.

The reach of the agency was also broadened with the opening of the Chicago office, joining a network spanning New York, Boston, Atlanta, Los Angeles, San Francisco, Toronto and the UK.

Focused on even greater success in 2012, GCI Health's goal remains to provide an unwavering commitment to fearlessly tackle the complex and high-profile challenges clients are facing today and tomorrow.

Sudler & Hennessey

Full report on page 47

2011 was another positive year for the Sudler global network. Its network goals were growth and collaboration. It achieved both with the addition of new US and global clients to its roster, along with the development of new Sudler & Hennessey network initiatives.

Specialist Communications

Report by Andrew Scott (below)
Chief operating officer
International Specialist Communications
and
Mary Ellen Howe (opposite)
Chief operating officer
Specialist Communications, North America



WPP's **Specialist Communications** division comprises individual business units with separate and distinct marketing expertise by industry, audience segment or medium. Our clients benefit from their depth of knowledge and strategic focus; the Group benefits through the flexibility these companies offer as partners for affiliated WPP companies when serving clients' integrated marketing needs. Additionally, we are able to capitalize on evolving trends of new areas of expertise. Our role in managing this portfolio is to help these companies grow on their own terms and to support co-operation opportunities across the Group.

Direct, promotion, digital and interactive marketing

MJM, a leading US-based corporate events company serving long-term clients such as Pfizer, AstraZeneca and Deloitte, continued to focus on creating innovative corporate meetings and sales training programs that energize and transform human performance. To better align with its clients' strategic goals, MJM has developed processes that optimize program investment by unifying creative and production strategy through deep client understanding. New clients acquired in 2011 include Sara Lee and Johnson & Johnson.

UK outsourcing agency **EWA** continued to focus on adding value to its clients' direct communications through an innovative combination of strategy, insight and delivery techniques. New client projects during the year included a travel information and booking service for London 2012, a food e-commerce system for a partnership between M&S and Regus, and an ordering and scheduling facility for a major fuel supplier.

"Our role in managing this portfolio is to help these companies grow on their own terms and to support co-operation opportunities across the Group"

Risk management specialists **Mando** had a very strong year. They secured a large project for the Russian electronics retailer, El Dorado, coordinating with agencies across three countries. Expansion in southern Europe produced new business in Portugal and Spain, delivering Unilever's couponing activity as well as major consumer marketing campaigns for Lindt and household brand Cofresco. The German business continued its growth, adding Mastercard to its client list, while the UK enhanced its portfolio with brands such as Dr Oetker and Specsavers joining its established blue-chip client roster.

2011 saw field marketing agency **Headcount** win a significant project with Unilever to develop a system to deliver and report on in-store measurement activity across Europe. The relationship between Headcount and the South African-based field marketing agency, Smollan Group, continued to develop well during 2011.

Custom media

In 2011, during its 25th anniversary year, multi-channel content agency **Forward** launched a number of new projects for existing and new clients and won a prestigious award for its financial services work.

On the digital side, Forward developed content-rich microsites and social media strategies for a number of new FMCG brands that are available exclusively at Tesco; created the CSR website *Together for Trees* for the charity RSPB and Tesco; extended its outbound e-zine campaign for Regus to the Middle East; launched a number of online educational tools and animations for Standard Life's new website; and created a monthly email program for City recruitment firm Astbury Marsden.

Alongside its new digital work, Forward published new print-based projects including *The Successful Retirement Guide* for Standard Life, *B&Q Home*, which is distributed to more than five million B&Q customers and prospects; and the Tesco Wine mailing program. Finally, Forward's redesigned Standard Life magazine, *MoneyPlus*, won Best Finance Title at the 2011 International Content Marketing Awards run by the Association of Publishing Agencies.

Demographic and sector marketing

The Food Group used its extensive foodservice marketing, public relations and culinary experience to help the Louisiana Seafood Promotions & Marketing Board as well as the Gulf and South Atlantic Fisheries Foundation promote and market Gulf seafood throughout the US.

In addition, The Food Group continued to work with premier foodservice brands Kraft Foods, Tabasco®, Dawn Foods, Dannon, Kozy Shack, PERDUE® and the Florida Department of Citrus in 2011.

Pace Advertising and its **Green Advertising** division continued to build their operations through increased client opportunities with a major healthcare client; Calder Raceway & Casino (a Churchill Downs company); an upscale, casual hamburger chain; a virtual security business; and new homebuilder clients in Minnesota, New York, Florida and New Jersey. They successfully attracted new business from website video content to corporate videos and TV campaigns.

In 2011, youth marketing company **Geppetto** worked with companies as varied as Kraft, the National Basketball Association and Ringling Bros. Barnum & Bailey to create programs and products fueled by its youth and family expertise and acumen.



2011 saw the combining of BDGworkfutures and BDGMcColl under the brand name of **BDG architecture+design**, to better reflect its capability. It delivered a number of high-profile projects for clients including Mindshare in London, The University of St Andrews and Standard Life in Scotland, and Group M in Moscow whilst continuing to develop key relationships with its major accounts in all locations. The company's work in Europe remains strong and in Russia there have been a number of significant commissions in the corporate fit-out sector.

Contract furniture business **Dovetail** saw another improved year, with ongoing relationships with Unilever, Deloitte and Bloomberg. Significant new clients were Rio Tinto and JP Morgan.

Media and film production services

Metro's London technical event production team had a successful year in 2011, maintaining long-term client relationships with Shell, the Financial Services Authority, Deloitte, Roche and Credit Suisse. New client wins included work for Allergan, Jagex and NYSE. Activity during the year saw Metro providing clients with technical support for projects throughout Asia, Europe and the US. The Edinburgh team developed its relationships with Experian, NHS Health Scotland, Prudential, Royal Bank of Scotland and Scottish Power; some notable new clients with planned activity for 2012 include DLA Piper and Edinburgh Council.

Metro was one of the first UK event companies to be accredited with the BS 8901 sustainability standard. The standard defines the requirements for a sustainability event management system to ensure an enduring and balanced approach to economic activity, environmental responsibility and social progress relating to events.

Post production company **The Farm Group** had an extremely busy and successful year in 2011. Activity in its existing Soho sites remained very high, with repeat business on primetime, high-profile terrestrial series such as *Downton Abbey, The X Factor, Britain's Got Talent, The Jonathan Ross Show, Total Wipeout* and *Shameless*. Added to this were new productions including *The Shadow Line, Red or Black, A&E, Planet Dinosaur* and *The Marriage Ref*. A competitive tender was won to be the authorized post production facility to LOCOG for the London Olympics. As such, The Farm is editing the material that will go on the big screens at the various venues. The Farm's creative staff were proud to be awarded two Royal Television Society awards: for the colour grading on *Eric and Ernie* and the sound mixing on *The Shadow Line*.

In May 2011, The Farm completed its acquisition of Editgods, an LA-based post production facility. This is now named The Farm LA and has a team incorporating UK and LA talent. One of its major early projects was the launch series of *The X Factor US*, as well as the Victoria's Secrets awards, Miss America and a recent Rihanna concert.

In March 2011 it was announced that The Farm had won the competitive tender to supply all of the management and staffing for the post production and sports news studios within the new BBC North site in Salford. The project went live in October 2011. This means that The Farm is now responsible for the output of numerous additional staple BBC programs such as *Blue Peter, Match of the Day, Songs of Praise* and many other household names.

In 2011, implementation agency **Hogarth Worldwide** sustained the rapid growth it saw in 2009 and 2010, expanding its operations in London and New York and opening new offices in Singapore, Hong Kong and Mexico City. The agency integrates proprietary technology with transcreation (the adaptation of creative work for different markets) to deliver savings for global brands, by using a centralised implementation model that produces international campaigns more efficiently, whilst enhancing quality. Its 2011 output included the production and delivery of over 12,000 TV commercials around the world.

Hogarth achieved several significant new business wins in 2011. The agency was appointed to handle international TV production and delivery for Ford, underlining Hogarth's strength in international implementation. The winning of Santander's studio business highlighted Hogarth's competitive strength in studio management and production technology. The agency also started to win asset management contracts on a 'software as a service' basis with ZONZA, its next-generation digital asset management and delivery system that came on stream in 2011.

The trend towards using centralised implementation supported by technology is set to continue; Hogarth anticipates further strong growth through 2012 and beyond.

2011 was a landmark year for **MRC**'s film and television studio businesses, both of which had some of the industry's largest presales.

MRC Film is currently in post production on two films, Neill Blomkamp's *Elysium* and Seth MacFarlane's *TED*. Set to be released in early 2013, *Elysium* is Blomkamp's follow-up to the Academy Award nominated blockbuster *District 9* and stars Academy Award winners Matt Damon and Jodie Foster. *TED* is an R-rated comedy, starring and directed by MacFarlane, creator of *The Family Guy*. MRC demonstrated continued manufacturing strength as both projects, the company's largest-scale to date, wrapped on time and on budget.

In 2011, MRC released two films, *The Adjustment Bureau* starring Matt Damon and *30 Minutes or Less* starring Academy Award nominee Jesse Eisenberg. Upcoming films include two additional projects from Neill Blomkamp; two projects from Panic Pictures, a production company in partnership with David Fincher (*The Social Network, Fight Club*); *The Civilian*, an action film produced by Michael Bay; a project from Duncan Jones, director of the hit film *Source Code*; and *Forever* from director Gareth Edwards.

In television, MRC struck a groundbreaking deal with Netflix, launching it into the original-content business with a two-season order for the new series *House of Cards*. The high-profile drama series marks the first foray into series television by Oscar nominee David Fincher and Oscar winners Kevin Spacey (*American Beauty*) and Eric Roth (*Forrest Gump*). MRC TV has two other series currently on the air, *The Ricky Gervais Show* and *The Life and Times of Tim*, both in their third seasons on HBO. Looking ahead, MRC TV's development slate includes an additional project from David Fincher and a drama series from *Spider Man* director Sam Raimi.

In the future

We will continue our strategic focus of developing our creative service offer, including digital capabilities, delivering measurable, cost-effective results to clients.

WPP Digital

Report by Mark Read (below)
Chief executive officer

WPP Digital enjoyed excellent growth in 2011. We launched Possible Worldwide and Xaxis (in partnership with GroupM and 24/7 Media), continued to invest in proprietary technologies and made several acquisitions of strong companies, particularly in fast-growing markets. We start 2012 with an even stronger footprint in the geographies and sectors which will drive further growth.

We strengthened our digital agency network with the launch of **Possible Worldwide**, an interactive marketing agency, and with the acquisitions of **Rockfish** in the US and **F.biz** in Brazil. Our minority investment in **Vice Media**, a leading global youth media brand, reflects the growing importance of branded content to win online audiences.

We also continued to invest in technology and analytics to harness the exponential growth of data. We launched **Xaxis**, a global audience buying company which combines the demand-side data and technology of 24/7 Media with the client relationships and trading leverage of GroupM. We established **The Data Alliance**, a partnership between WPP companies to connect diverse data to provide powerful, analytics-driven solutions for our clients. Finally, we made a strategic investment in **nPario**, a proprietary technology company which analyses 'big data' for marketing and monetization.

WPP Digital's companies summarise their performance and activities on the following pages.



24/7 Media

Report by David Moore (below)
Chairman and chief executive officer

24/7 Media remains at the centre of WPP's dual strategy of investing in building proprietary technologies and partnering with industry leaders to develop an integrated technology platform which allows our clients to reach their customers more effectively.



2011 saw continued success for 24/7 Media, which now operates in 12 countries through 18 offices, and in partnership with other WPP agencies. Open AdStream – our market-leading ad management platform – continued to grow, delivering 1.2 trillion ads across thousands of websites in 2011. And our Global Web Alliance maintained its strong position, finishing the year ranked seventh largest advertising network by reach in the US, according to ComScore Media Metrix. In December 2011 we acquired Panache, a Los Angeles-based digital video advertising technology company. Adding video capabilities to the Open AdStream platform has created new and expanded revenue opportunities for our clients at a time when online video consumption is experiencing enormous growth.

2011 was also a transitional year for 24/7's Media Innovation Group (MIG). The team helped successfully launch Xaxis in partnership with GroupM. MIG continues to grow fast, serving advertisers and agencies with one of the most complete multi-channel digital advertising solutions currently in the market.

Possible Worldwide

Report by Shane Atchison (below)
Chief executive officer



Possible Worldwide was formed in 2011 with 23 offices on five continents. We are building on the strengths of our local offices to create a global digital offering for our clients, who include Procter & Gamble, Dell, Conagra, Abbott and Mazda.

Possible Worldwide gained recognition almost immediately after our founding for our work on The Art Project powered by Google, a detailed and intimate look at famous artwork from 17 museums around the world. We created a beautiful and intuitive site experience that leveraged a host of Google technologies, from Street View (allowing users to navigate the interior of a museum), YouTube (for in-context educational videos), and Google Scholar. The project received worldwide press and acclaim, including a Cannes Gold Lion.

Another highlight of 2011 was our acquisition of Gringo, one of Brazil's most creative digital agencies. The 70-person São Paulo office serves clients such as Coca-Cola, Absolut Vodka, Microsoft and Itaú Unibanco. It also boasts one of the Southern Hemisphere's most enviable award-winning track records, having garnered 24 FWA awards, 15 Wave Awards, three Cannes Lions awards and more over the past three years. The acquisition augmented our strategic position in emerging markets such as China and India, with the ability to execute large-scale, interactive initiatives in the fast-growing Brazilian market.

In March 2012, Possible Worldwide merged with digital agency ZAAZ, to bring its global footprint to 1,200+ employees, adding locations in Seattle, Portland, Chicago and Helsinki. ZAAZ brings world-class creative to Possible Worldwide, as well as a distinct performance marketing capability. This includes expertise in digital analytics, search, search engine optimization, behavioral targeting, and local marketing strategies. These capabilities will enhance Possible Worldwide's ability to deliver the highest quality ideas and digital experiences, with more measurable results.

In 2012, we will focus on creating an agency that is truly collaborative. Possible Worldwide will continue to draw from its strengths, as we leverage each office's local capabilities, and develop them across Possible's growing global footprint.

Blue State Digital

Report by Thomas Gensemer
Managing partner

In our first full year as part of WPP Digital, Blue State Digital saw very strong organic growth within the agency's portfolio of non-profit, cultural and political clients – from United Way Worldwide, Oxfam UK, Metropolitan Museum of Art and the Tate, and from the re-election campaign of US President Barack Obama to the transition into office for Brazil's President Dilma Rousseff.

With nearly 150 employees based in six offices – New York, Washington DC, Boston, Los Angeles, Detroit and London – Blue State Digital builds and manages communities of online advocates, donors and influencers for brands, causes and political interests. Our strategic campaign services are deployed in conjunction with our proprietary tools for email marketing, social media management, fundraising and peer-to-peer advocacy. This unique combination of skills and capabilities attracted a strong list of new clients including Cadbury, Ford, the Greenbay Packers, Procter & Gamble, Royal Bank of Scotland and Recyclebank.

F.biz

Report by Gal Barradas
Chief executive officer

Created 12 years ago, F.biz is recognized as one of the most influential Brazilian agencies of the digital age. With a brand-oriented approach, our mission is to help brands to develop a strong and lasting relationship with their clients, combining strategic planning, creativity and technology in order to generate results for the client's business.

2011 was a great year for F.biz. In addition to joining WPP Digital in June, we won new business from Heineken and Shiseido, and we were delighted to win awards including Festival of Media LATAM, Mobile Merit Awards, MMA Mobile Marketing Awards, Premio de Midia Estadão and Festival of Media in Valencia. F.biz was also named a Great Place to Work as one of the best agencies for the second year running by the Great Place to Work Institute.

Fabric Worldwide

Report by Neil Miller and Chris Perry
Joint chief executive officers

Fabric Worldwide is WPP's client-side platform: a technology built to simplify the way our clients control, use and act on their data. This technology is based around a marketing operating system which allows consumer data – and ways of working with this data – to be consistent across channels and across different parts of the organisation.

The last 12 months have seen the global roll-out of this technology to over 100 brands in some of the largest multinationals. Built for marketers by marketers, it helps our clients understand what they need to know about their consumers, and build analytic models, new ways of working, predictive algorithms or targeting methods on top of the wealth of new data that digital marketing unleashes.

Rockfish Interactive

Report by Kenny Tomlin
Founder and chief executive officer

2011 has truly been a banner year at Rockfish, with explosive growth across the company. We opened two new offices to accommodate an almost doubling of our people – one in Cincinnati and a new headquarters building in Rogers, Arkansas. We also invested in developing new capabilities, including a digital analytics team and a content strategy team. We launched a new Rockfish Labs company, CouponFactory.com, which has been highly successful from the start. Brand Ventures also premiered in April as a new model of agency as an investor, with three targeted investments made to date.

We were honoured to have been named as the Best Web Design and Development Agency of the Year by *OMMA* magazine, and were also named once again in the Inc. 500/5000. In 2011 we had 19 new client wins, including restaurant chains like P.F. Changs, one of the most celebrated coffee brands, BUNN, and the world's leading sports gaming company EA Sports. The launch of an iPad app for the nation's eighth largest retailer, Sam's Club, capped off a tremendously busy and exciting year at Rockfish.

The Data Alliance

IBM estimates that 90% of the data in the world today was created within the past two years. 2011 was the year that all this data hit a tipping point for many of the Group's largest clients. In response, we launched The Data Alliance, a Group-wide initiative to help marketers and their agencies make faster, smarter decisions with data.

Housed within WPP Digital, The Data Alliance facilitates coordination and collaborative innovations that span across data types and analytical disciplines, ranging from consumer and marketplace insights (Kantar), to media investment and response data (GroupM and 24/7 Media), to purchase transaction data (i-Behavior).

In the few months since we started The Data Alliance, we have identified several areas where analytic projects that began as process-intensive collaborations on one or two clients can be automated and scaled by 24/7 Media technology. We anticipate the first of the new analytics products resulting from these efforts will be released in mid-2012.

Summary

As ever in the digital industry, 2011 was a year of change across WPP Digital, with companies joining the team, new companies and initiatives launched and new partnerships formed. Our priorities remain to complement the wider Group's digital strategies by incubating and providing a home for specialist digital agencies and talent and taking on cross-WPP initiatives in the technology and data area.

> **"Our priorities remain to complement the wider Group's digital strategies by incubating and providing a home for specialist digital agencies and talent and taking on cross-WPP initiatives in the technology and data area"**

Our key focus areas for 2012 are to strengthen our capabilities in mobile and social marketing for our clients, to invest in e-commerce and e-shopper technology and expertise and to continue to focus on data, technology and analytics. It is the people in our companies who worked hard all year that we should thank for the progress we have made and we will strive to harness their passion, creativity and talent to make 2012 even more successful.

What we think

A new normal and why Mad Men (and women) are becoming more important

WPP CEO Sir Martin Sorrell reports

On Monday 14 September 2008, Lehman Brothers went into bankruptcy. If you had asked me at that point when things would get back to normal – or when our business would return to pre-Lehman levels – I'd have said it would be a very, very long time. True, we had felt the sub-prime and insurance monoline tremors in June 2007, and had witnessed the dismemberment of Bear Stearns in March 2008, but the sacrificing of Lehman seemed an altogether more significant event. Warren Buffet was to call it America's financial Pearl Harbour. Jeffrey Immelt would declare, according to Andrew Ross Sorkin in *Too Big to Fail*, that GE Capital was 48 hours away from being unable to extend its credit facilities. The crucifixion of Lehman was a seminal moment, an inflection point.



Well, here we are three years later, beyond where we were in 2008, reflecting on a record year against almost all measures in 2011 and on a 2010 that surprised us, as the US and traditional media bit back (see last year's think piece). Of course, it is foolhardy to be arrogant or complacent. We should remain paranoid, but what has happened? How did things snap back relatively quickly? Why the surprise?

Life after Lehman

It didn't seem that way in the first half of 2009. Lehman did not appear to affect the final quarter of 2008, when our like-for-like revenues were flat globally. Maybe because most of our clients budget are on a calendar-year basis, there is little or no immediate institutional reaction even to violent financial events. The effect is inevitably delayed until the next calendar year. Certainly, I saw little or no impact in that final quarter on my travels, perhaps with the exception of those companies that despite their size were more focused and less diverse.

We certainly were shaken out of any complacency by the second quarter of 2009. Having ourselves budgeted for a 2% decline in like-for-like revenues for calendar 2009, -3% in the first half and -1% in the second half, we finished the first half down 8%, without having made any significant reduction in our cost base. That certainly was the wake-up call and, beginning in the second quarter of 2009, we started to make the necessary cost adjustments, which sadly resulted in a reduction of over 15,000 positions. By the end of 2009, point-to-point headcount on a like-for-like basis was down over 12% and incentive pools had been reduced to below 16% of headline operating profits before bonuses and taxes. Interestingly, as a result, the second half of 2009 saw our operating margins achieve the same level as the second half of 2008. Certainly in 2009, most of our clients had thought the financial world, at least, had come to an end and were cutting costs indiscriminately, focusing on effectiveness (better work), efficiency (more for less) and liquidity (act as our banker).

> 2009 might have been extremely painful, even brutal, but it was not the end of the financial world

Well, 2009 might have been extremely painful, even brutal, but it was not the end of the financial world. Principally because governments flooded the financial markets with Keynesian-style support (we gave up counting at $12 trillion against global GDP of $65 trillion or 20% in the form of TARPs, investments, liquidity, investments and guarantees).

2010 turned out, however to be completely different. Once bitten, twice shy, we budgeted flat like-for-like revenue growth and it came in at 5%. Why? Well, certainly, clients realised the world had not come to an end. Severe cost actions in 2009, combined with stimulatory monetary and fiscal policies saved the day, and gave clients the headroom to focus, once again, on geographic and functional growth. I could not find a client CEO who was not hesitant about increasing capacity in mature, mainly Western markets, while I could not find a client CEO who was hesitant to invest in the growth markets of Asia (except Japan), Latin America, Africa and the Middle East, and Central and Eastern Europe.

Two forces seemed to be at work and confirmatory evidence came from Alan Greenspan, the former chairman of the Federal Reserve. In late 2010, he told CNBC (which he confirmed again in mid-2011) that he had seen little evidence that fixed-capital formation among US non-financials had shown any lift. While that statistical series included about 40% of earnings from outside the US, the point was made. First, in 2010 we saw a snap back in traditional markets that had become overly depressed. For example, in the US, advertising as a proportion of GDP seemed to have fallen to levels not seen since the 1970s. At the very least, there was an opportunity for dead cat bounce. Secondly, there was a growing realisation, that although growth rates had slowed in the BRICs and Next 11, relative growth opportunities were still considerable.

> I could not find a client CEO who was hesitant to invest in the growth markets of Asia (except Japan), Latin America, Africa and the Middle East, and Central and Eastern Europe

Functionally, the change in the consumer's media consumption habits meant growth in digital media was also faster. The result was a multi-speed world. The Premier League teams were BRICs, Next 11 and digital. The Championship teams were the US, Germany, free-to-air television and outdoor. League One was Western Europe, mainly the UK, France, Italy and Spain, and magazines and radio. Finally, League Two was Japan and newspapers. What we thought might be a LUV-shaped recovery, in fact was more LVV- or LuVVY-shaped, with the US being V-shaped rather than U-shaped.

2011 was similar. We budgeted like-for-like revenue growth of more than 5% and achieved 5.3%, with gross margin growing even faster at 5.9%, pretty much at the increased level we indicated at the end of the first quarter of 2011. The recovery continued, but this year it was more LUV-shaped, with the BRICs, Next 11 and digital regaining their greater prominence, and the mature markets and media slowing, mainly affected by the Eurozone crisis and the US budgetary deadlock, particularly in the second half of the year.

Worldwide communications services expenditure 2011 $m

	Advertising	Market research	Public relations	Direct & specialist communications	Sponsorship	Total
North America	159,769	11,077	3,940	95,384	17,846	**288,016**
Latin America	29,134	2,052	360	25,246	3,840	**60,632**
Europe	126,406	13,547	2,321	96,641	13,468	**252,383**
Asia Pacific	159,804	5,392	3,500	37,902	11,100	**217,698**
Africa, Middle East and Rest of World	15,728	627	122	1,712	2,100	**20,289**
Total	**490,841**	**32,695**	**10,243**	**256,885**	**48,354**	**839,018**

Source: GroupM

Worldwide communications expenditure 2007-2012f


Global nominal GDP % change
Media and Marketing total $m
900,000
800,000
700,000
600,000
8%
6%
4%
2%
0%
-2%
06
07
08
09
10
11f
12f

Source: GroupM
f: Forecast.

How consumers and corporates have changed

Now, three years after Lehman, how has consumer and corporate behaviour changed? Is there a new normal, as many predicted (maybe Jeffrey Immelt being the first)? Well, both consumers and corporates, as well as governments, have de-levered – the first two by far more, as governments continued to stimulate their ailing economies. Consumers have certainly become more cautious and cost-conscious, not only because they were frightened by the over-leveraging or irrational exuberance of the previous 10 or so years, but also because of historically high levels of unemployment. Most mature economies are experiencing overall unemployment levels of around 8%, with youth unemployment double that. Interestingly, the impact on luxury consumption has not been so profound and remains relatively unscathed, perhaps reflecting the much talked about levels of income and wealth inequality.

The impact on corporate behaviour, however, seems to have been more profound. Ever is a long time, but I am not sure corporates will ever behave in the way they did before 2009. US-based multinationals are sitting on cash balances of as much as $2 trillion, with relatively unleveraged balance sheets. Boards remain unwilling to take excessive risks. External governance pressures are so intense and non-executive rewards so slim, it is really not worth it. With the average CEO lasting about 4.5 years in the US and the average CMO only two, why take a big chance?

Corporates are broadly taking two routes. In slow growth, mature, mainly Western markets, they are realising that it makes sense to invest in the brand to maintain or increase market share. In faster growth, mainly Eastern or Southern or South-Eastern markets, it makes sense to increase capacity AND invest behind the brand. This produces a positive double whammy for our advertising and marketing services industry.

Although we believe such spending really is a fixed investment, clients may believe the approach also has the virtue in slow growth markets that brand spending can be cut if necessary. This despite the fact that research from Deutsche Bank and others shows that sustained brand spending results in faster growth of sales and profits, and better margins. Cutting only means slower growth and greater cost to get back to where you were, if you can.

Growth of media in major markets 2007-2012 %

Internet	2007	2008	2009	2010	2011f	2012f
North America	26.2	11.5	11.2	10.8	12.0	10.0
Latin America	57.4	52.8	27.1	31.4	33.8	35.7
Western Europe	36.6	22.4	7.4	17.3	12.1	10.5
Central & Eastern Europe	133.8	51.4	5.2	33.6	35.2	19.1
Asia Pacific (all)	32.2	24.5	7.3	22.0	23.6	26.9
North Asia[1]	52.6	43.4	18.0	43.9	38.0	37.2
ASEAN[2]	72.6	39.9	33.7	50.3	96.7	119.4
Middle East & Africa	–	–	56.5	8.9	6.8	11.4
World	**31.6**	**19.4**	**9.5**	**16.1**	**16.0**	**15.8**

Television	2007	2008	2009	2010	2011f	2012f
North America	-2.2	1.3	-6.1	5.0	3.4	4.0
Latin America	11.0	9.5	6.8	19.1	7.8	13.3
Western Europe	4.4	-3.1	-10.7	8.7	0.2	1.4
Central & Eastern Europe	23.7	13.3	-15.5	15.4	14.8	9.0
Asia Pacific (all)	6.4	5.1	-0.1	8.8	7.9	10.1
North Asia[1]	13.4	14.1	6.7	9.3	12.2	12.8
ASEAN[2]	7.9	10.5	11.1	25.9	16.3	16.8
Middle East & Africa	22.5	25.4	12.2	23.6	4.8	6.8
World	**4.1**	**3.4**	**-4.0**	**9.1**	**5.4**	**6.9**

Outdoor	2007	2008	2009	2010	2011f	2012f
North America	6.0	-6.0	-4.7	1.4	2.7	3.8
Latin America	0.7	6.5	1.3	13.5	8.6	12.7
Western Europe	3.8	-2.8	-8.6	2.3	-1.5	1.3
Central & Eastern Europe	19.5	10.2	-32.3	9.8	12.2	5.7
Asia Pacific (all)	-2.7	7.0	-9.1	5.7	6.4	5.3
North Asia[1]	-16.8	36.4	-1.8	17.2	11.2	9.0
ASEAN[2]	12.6	18.5	7.4	12.1	9.6	10.5
Middle East & Africa	72.4	5.5	-5.4	-3.7	-12.5	4.6
World	**2.8**	**2.7**	**-9.8**	**4.5**	**4.0**	**4.5**

Magazines	2007	2008	2009	2010	2011f	2012f
North America	3.4	-6.8	-15.0	-3.3	0.0	1.9
Latin America	4.3	17.3	-17.0	10.8	5.8	9.7
Western Europe	1.4	-5.6	-22.0	-1.9	-3.2	-2.0
Central & Eastern Europe	12.4	32.8	-38.8	-0.2	7.3	5.6
Asia Pacific (all)	2.2	-3.5	-17.3	0.5	-1.3	-0.9
North Asia[1]	17.4	15.4	-1.5	17.4	6.8	8.5
ASEAN[2]	-2.0	8.7	-1.0	11.3	3.0	3.0
Middle East & Africa	15.3	10.3	-5.6	4.5	0.6	1.3
World	**3.0**	**-4.0**	**-18.3**	**-1.8**	**-0.6**	**0.8**

Radio	2007	2008	2009	2010	2011f	2012f
North America	-3.3	-9.9	-7.6	-2.5	2.5	4.5
Latin America	10.9	12.7	9.3	9.3	5.2	7.7
Western Europe	4.1	-1.3	-8.7	1.9	0.2	1.0
Central & Eastern Europe	22.2	3.9	-22.4	4.5	7.2	3.3
Asia Pacific (all)	5.6	4.7	-1.3	9.9	4.6	5.4
North Asia[1]	26.2	23.5	8.5	23.8	10.5	12.4
ASEAN[2]	1.8	9.8	12.1	15.2	1.9	4.5
Middle East & Africa	6.4	23.0	1.3	14.7	9.9	4.1
World	**1.9**	**-2.3**	**-5.6**	**3.0**	**3.1**	**4.2**

Cinema	2007	2008	2009	2010	2011f	2012f
North America	7.5	5.0	-4.8	10.5	0.0	0.0
Latin America	2.2	17.3	-8.9	-3.1	15.3	10.2
Western Europe	0.7	-11.0	-8.3	6.5	-1.2	2.4
Central & Eastern Europe	15.7	24.5	-20.8	30.9	8.0	7.1
Asia Pacific (all)	37.3	1.1	1.6	16.3	9.3	7.3
North Asia[1]	58.4	-0.8	0.0	5.0	3.0	0.0
ASEAN[2]	97.4	-2.2	10.4	19.7	15.1	8.6
Middle East & Africa	-5.3	9.1	-17.8	8.5	48.8	5.1
World	**5.8**	**-4.0**	**-8.0**	**9.0**	**5.2**	**4.6**

Newspapers	2007	2008	2009	2010	2011f	2012f
North America	-4.8	-9.9	-17.9	-8.0	-5.9	-4.8
Latin America	14.4	3.9	1.0	14.6	17.6	16.4
Western Europe	3.6	-5.5	-15.0	-2.8	-3.9	-2.2
Central & Eastern Europe	11.4	2.7	-24.2	4.6	3.3	2.9
Asia Pacific (all)	1.9	-2.3	-8.3	8.7	0.7	2.3
North Asia[1]	7.2	6.2	1.9	17.3	3.8	5.7
ASEAN[2]	10.9	11.5	5.1	19.8	10.9	11.1
Middle East & Africa	18.1	12.6	-3.8	-1.4	0.3	-2.0
World	**1.5**	**-4.7**	**-13.0**	**0.3**	**-1.5**	**-0.1**

Source: GroupM
f: Forecast.
[1] China, Hong Kong, South Korea, Taiwan.
[2] Indonesia, Malaysia, the Philippines, Singapore, Thailand, Vietnam.
(Figures rounded up.)

Prospects for 2012 look similar, perhaps a little more muted, despite the maxi-quadrennial impact of the UEFA Football Championships in Poland and the Ukraine, the Summer Olympics and the US Presidential election, which troika usually adds about 1% to global advertising and marketing services demand. We are budgeting like-for-like revenue growth of more than 4% and have achieved that in the first three months. Real GDP is forecast at 2.5-3.5%, with nominal GDP at 4.5-5.5%. Our forecasts are balanced across the year taking into account the grey swans (the ones we know) of the Eurozone, a Chinese hard landing and Middle Eastern uncertainty, although not the possibility of an Israeli strike on Iranian nuclear capacity.

Our forecasts are balanced across the year taking into account the grey swans of the Eurozone, a Chinese hard landing and Middle Eastern uncertainty

2013, however, may be a little more challenging. There are no maxi or mini-quadrennial events to boost advertising and marketing services spending. True, we may well continue to muddle through the Eurozone crisis. There may well be a Chinese soft landing. The well-telegraphed 12th Five-Year Plan promises 7% compound growth, with social security protection to stimulate consumption and the service sector. The Middle East may also benefit from recent developments in the longer run. But the big issue may well be how a re-elected President Obama deals with a Republican-dominated Congress over the US budget deficit.

We will see, but in any event I would prefer to go into 2013 with a relatively tight level of capacity and high levels of variable cost, just in case.

I would prefer to go into 2013 with a relatively tight level of capacity and high levels of variable cost

There are already those who believe, however, that 2013 will be a better year than 2012. I do not share that view currently. They argue that forecasts for World GDP, both real and nominal are in excess of 2012, at around 3-4% and 5-6% respectively (as the IMF has just confirmed) and that advertising as a proportion of GDP will continue to recover, driven by new markets and new media. Again I would rather be cautious at this stage, at least until there are signs that America is not kicking the deficit can down the road any more.

Shape of global recovery % growth


Total GDP
Advertising
20
15
10
5
0
-5
-10
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012f 2013f 2014f 2015f

Source: GroupM
f: Forecast.

GDP projections 2011-2013f % change


World output
US
Japan
Germany
France
UK
China
India
Brazil
Russia
-2 0 2 4 6 8 10 12 14 16 18 20
2011
2012f
2013f

Source: IMF/GroupM
f: Forecast.

2014 may be a different story if the new US Administration shows signs of dealing with the deficit issue, perhaps by embracing the Simpson-Bowles $4 trillion, 10-year plan for deficit reduction. By then Europe will have had another year to muddle through its crisis and should be showing some signs of growth, albeit slow ones. In addition, 2014 will be a mini-quadrennial year with the Winter Olympics in Sochi (which President Putin will ensure is successful), the FIFA World Cup in Brazil (another iconic event to position this decade as the decade of Latin America) and, would you believe it, more elections again in the US – the mid-term Congressionals.

While protectionism rears its ugly head, particularly at election time, broadly globalisation continues to provide the biggest opportunity for corporate growth

So that is the short- to medium-term view. It may explain why the past few years and the next few years have been and will be relatively successful, particularly post-Lehman. But why be bullish about the prospects for our industry in the longer term? Why will the advertising and marketing industry continue to be relatively important? There are at least nine reasons why it will.

The long-term importance of Mad Men (and women)

Globalisation

1 First, and probably most importantly, there is the continuing shift in economic power from not only the West to the East, but also to the South and South-East, particularly if you believe New York is still the centre of the world. If you asked me what has been the biggest factor contributing to WPP's growth over the last 26 years, I would definitely plump for free trade and the resulting global growth.

While protectionism rears its ugly head, particularly at election time, broadly globalisation continues to provide the biggest opportunity for corporate growth both internationally for multinationals and locally for national companies. Myanmar is the latest example, a not so mini-Vietnam, with 48 million people, and Rangoon, a historic cultural, educational and university centre. Perhaps Cuba will be next, albeit on a smaller scale. We clearly have to get better at explaining the benefits of globalisation to electorates in the mature markets, especially to displaced employees in traditional industries.

To be fair the growth of the BRICs, the Next 11, the CIVETS (Colombia, Indonesia, Vietnam, Egypt, Turkey, South Africa), MIST (Mexico, Indonesia, South Korea, Turkey) and the new G8 is nothing new. Some 200 years ago, the BRICs and Next 11, for example, accounted for almost half of worldwide GDP, just as they were forecast to do again by Goldman Sachs in its ground-breaking paper in 2001.

China and India may have been on the wrong side of history for the past two centuries or so, but they seem likely to be on the right side for the foreseeable future. Western Europe and Japan, in particular, will have to decide whether they wish to change to compete successfully or fall even further behind. While the Schröder reforms in Germany have helped and the proposed labour market reforms in Spain and Italy are also helpful, the French presidential election platforms are not. In the words of *The Wall Street Journal*: "[Maurice] Lévy for Le President."

Principal sources of annual media growth
Contribution %

	2011f	2012f
North America	22	20
Western Europe	3	6
Brazil	7	8
China	31	30
India	4	3
Russia	8	3
Indonesia	4.6	5.4
Mexico	0.3	0.8
South Korea	0.8	0.8
Turkey	1.8	1.1

Principal sources of annual media growth
Contribution $bn

	2011f	2012f
North America	4,992	6,217
Western Europe	770	2,005
Brazil	1,651	2,347
China	7,192	9,241
India	832	932
Russia	1,918	1,050
Indonesia	1,069	1,682
Mexico	75	251
South Korea	190	251
Turkey	410	333

Source: GroupM
f: Forecast.

The 30 largest companies in the world*

Rank	Company	Country	Market cap $m
1	Apple Inc.	US	559,002
2	Exxon Mobil Corporation	US	410,580
3	Microsoft Corporation	US	270,644
4	PetroChina Co Ltd	China	258,798
5	International Business Machines Corporation	US	241,755
6	Industrial And Commercial Bank Of China Ltd	China	225,229
7	China Mobile Limited	Hong Kong	220,869
8	Royal Dutch/Shell Group	Netherlands	217,993
9	General Electric Company	US	212,366
10	Chevron Corporation	US	211,951
11	Wal-Mart Stores, Inc.	US	209,591
12	Google Inc.	US	208,490
13	Berkshire Hathaway Inc.	US	201,244
14	Nestle S.A.	Switzerland	198,861
15	China Construction Bank Corp	China	193,182
16	BHP Billiton Limited	Australia	191,334
17	AT&T Inc.	US	185,155
18	Procter & Gamble Co (The)	US	185,123
19	Johnson & Johnson	US	181,065
20	Wells Fargo & Company	US	180,028
21	JPMorgan Chase & Co.	US	175,522
22	Pfizer Inc.	US	170,710
23	Coca-Cola Company (The)	US	167,500
24	Petroleo Brasileiro SA – PETROBRAS	Brazil	167,174
25	BHP Billiton PLC	UK	162,481
26	HSBC Holdings plc	UK	158,611
27	Philip Morris International Incorporation	US	152,575
28	Roche Holding Aktiengesellschaft	Switzerland	146,952
29	Samsung Electronics Company Limited	South Korea	146,793
30	Oracle Corporation	US	145,074

Source: The Winthrop Corporation, *CorporateInformation.com*
* Market values as at end of March 2012.

Contributions to 2012 advertising growth by country
$bn


10
8
6
4
2
0
UK
India
Russia
Indonesia
Japan
Brazil
US
China

BrandZ™ Top 10 most valuable Chinese brands

Rank	Brand	Brand value $m	Year-on-year change %
1	China Mobile	53,607	-4
2	ICBC	43,910	15
3	China Construction Bank	21,981	1
4	Bank of China	18,643	-17
5	Agricultural Bank of China	17,329	5
6	Baidu	16,256	67
7	China Life	15,253	-17
8	Sinopec	13,791	n/a*
9	PetroChina	13,755	-3
10	Tencent	12,624	3

Source: Millward Brown Optimor
* Value not comparable, as upstream business included this year, to bring it in to line with the global Top 100 methodology.

China and India may have been on the wrong side of history for the past two centuries or so, but they seem likely to be on the right side for the foreseeable future

Government debt as % of GDP 2009-2015f


Canada -6.9
France 10.7
Germany 3.0
Italy 0.3
Japan 33.6
Spain 22.9
UK 14.7
US 28.0
Brazil -9.1
Russia 5.8
India -9.3
China -4.7
Mexico -1.4
Indonesia -8.5
South Korea -9.8
Turkey -11.9
-20
-10
0
10
20
30
40

Source: IMF
f: Forecast.

Overcapacity and shortage of talent

2 Second, there continues to be significant overcapacity in most industries. Take, for example, the auto and truck industry, in which our largest client operates. Two of the Detroit-based Big Three auto manufacturers went into Chapter 11 bankruptcy, with only Ford not taking government money. In such circumstances, you might have expected a reduction in global car and truck capacity. Think again. The world can still produce around 80 million units, while consumers can still only buy around 60 million. The US market has indeed seen a fall off in demand from around 18 million at its peak to a current level of around 12-13 million. Europe currently buys 14-15 million, but China has now become the largest car market in the world at around 18 million.

An Israeli entrepreneur I met recently in Beijing is launching a budget car in China with a big local manufacturer, aimed at the domestic market and for export. He believes the country's car market will reach 32 million. Any shrinkage in mature market demand has been more than compensated for by the rise of the faster-growing markets. South Korea with Hyundai and Kia, China with Geely and BYD, and India with Tata and the Nano have taken up any slack. The US domestics have in turn sought sales growth in the new markets. In Brazil, for example, Fiat and Volkswagen dominate and Chinese manufacturers such as JAC have launched, although new Brazilian tariffs have stopped them for the moment.

US sales of new vehicles 1981-2011 units, m


Total car
Total light truck
12
10
8
6
4
2
0
81
84
87
90
93
96
99
02
05
08
11

Source: Ward's AutoInfoBank

Average age of disposed vehicles, US


Car
Truck
Industry
9
6
3
0
2006
2007
2008
2009
2010
2011 Q3

Source: NVCS

> **Defining and emphasising emotional and psychological differences as well as qualitative ones, is increasingly critical in over-supplied markets**

Overcapacity is a feature of many if not all industries. Few have the natural advantages of the tequila industry, where it takes seven years or so to cultivate the requisite herb and the supply is naturally limited. In these circumstances, therefore, what we do, which is to provide tangible or intangible differentiation, is critical. Defining and emphasising emotional and psychological differences as well as qualitative ones, is increasingly critical in over-supplied markets. In the 20th century, the major problem was a shortage of productive capacity and getting products to market. In the 21st century, the key issue is ensuring available production is consumed.

So where is the shortage? It will not be in fixed capital or capacity, but in human capital. Although youth unemployment in many countries, mostly the mature markets, is high, the surplus will be absorbed over time as birth rates fall.

> **If you think there is a war for talent currently, it will become even more violent**

Improvements in healthcare, later marriages, increased divorce rates, more working women, all will result in more mature and ageing populations. Even countries like Mexico and Pakistan, which have relatively young population profiles, will mature over time. If you think there is a war for talent currently, it will become even more violent. The key differentiator between companies will increasingly become the ability to identify, train, motivate, incentivise, develop and retain talent, whether you are in the advertising and marketing services industry, the consulting business, investment banking, manufacturing or oil refining. Superior talent will ever more increasingly be the key reason for success.

The web

Third, the web (currently defined as personal computers, mobile, video, search, display and social) disintermediates legacy businesses with lower cost business models and – looping back to the increasingly important point about talent – seduces your people. Some speculate that Sergey Brin and Larry Page's basic motivation is to disintermediate or displace legacy businesses, by removing intermediaries and simplifying the supply chain, reducing its profitability and reducing prices for the ultimate consumer. This certainly was a fear, for example, in our industry a few years ago. The G-word was seen as a competitive threat that would displace agencies by going directly to clients. Similar concerns have more recently been expressed about Facebook.

There is no doubt that these new digital organisations are 'frienemies'. On the one hand, we do considerable business with them on behalf of our clients. In 2011, for example, of a total media investment of approximately $75 billion, GroupM invested around $1.6 billion with Google and $200 million with Facebook (helped by our investment in Buddy Media, the Facebook platform that manages eight of Facebook's top 10 advertisers). By contrast, we only invested $6 million with Twitter.

A point of comparison to 'old' media would be the $2.5 billion we invested with Rupert Murdoch's NewsCorp. This year the targets are $2.3 billion for Google and a doubling to $400 million at Facebook. On the other hand, these new media owners, who masquerade as technology companies, try to build direct client relationships. It is almost like Rupert Murdoch, Philippe Dauman, Les Moonves or Bob Iger going direct to clients and saying: 'Buy my media properties exclusively.' Clients are certainly responsive. New media tend to be cheaper and no CEO or CMO's career is damaged by investing more in digital or being lauded as a digital marketeer.

"Client finance and procurement departments are becoming increasingly involved and looking at measuring the returns on new media investments"

However, we may be reaching an inflection point. On Facebook, for example, the biggest advertiser spends around $125 million out of total Facebook advertising revenues of around $4 billion, with the more usual client investment at around $25-$50 million. Often these sums are invested at the centre and are imposed with some difficulty worldwide. Client finance and procurement departments are becoming

Digital vs traditional contributions to 2012 ad growth
$bn


Digital
Traditional
15
12
9
6
3
0
-3
Old world¹
Western Europe
Growth world²

Source: GroupM
1 Industrialised/mature consumer economies.
2 Industrialising/growing consumer economies.

Social networking sites unique visitors m


Twitter
Myspace
FaceBook
LinkedIn
200
180
160
140
120
100
80
60
40
20
0
Jan09
Apr09
Jul09
Oct09
Jan10
Apr10
Jul10
Oct10
Jan11
Apr11
Jul11
Oct11
Jan12

Source: Compete.com

Top 20 US advertisers 2011
Advertising spend $m

2011 rank	2010 rank	Advertiser	2011	2010	% change
1	1	Procter & Gamble	2,949	3,117	-5.4%
2	3	AT&T	1,925	2,181	-11.7%
3	2	General Motors	1,784	2,127	-16.1%
4	4	Verizon Communications	1,637	1,857	-11.9%
5	▪	Comcast	1,578	1,417	11.4%
6	10	L'Oreal	1,344	1,138	18.1%
7	7	Time Warner	1,279	1,210	5.7%
8	6	Pfizer	1,204	1,231	-2.2%
9	▪	Chrysler Group	1,194	876	36.3%
10	5	News Corp	1,171	1,363	-14.1%
11	12	Toyota	1,087	1,112	-2.3%
12	9	Ford Motor Co	1,062	1,136	-6.5%
13	15	Berkshire Hathaway	1,044	1,037	0.7%
14	11	Walt Disney	1,007	1,043	-3.4%
15	8	Johnson & Johnson	995	1,141	-12.8%
16	16	McDonald's	974	899	8.3%
17	18	General Mills	938	898	4.5%
18	14	Sprint Nextel	921	1,081	-14.8%
19	17	Macy's	857	885	-3.2%
20	▪	Sony	795	763	4.1%

Source: Kantar Media

Top 10 US search advertisers 2011
Search spend $m

Rank	Parent company	$m
1	IAC/Interactivecorp	288.2
2	Amazon.com Inc	178.0
3	AT&T Inc	160.1
4	Expedia Inc	109.8
5	Microsoft Corp	100.4
6	Ebay Inc	99.8
7	Experian Group Ltd	96.0
8	Priceline.com Inc	87.2
9	Verizon Communications Inc	71.7
10	Sprint Nextel Corp	68.2

Source: Kantar Media

Top US websites ranked by unique visitors

2012 rank	2011 rank	Domain
1	1	google.com
2	3	facebook.com
3	2	yahoo.com
4	4	youtube.com
5	5	bing.com
6	6	wikipedia.org
7	7	amazon.com
8	11	ebay.com
9	9	msn.com
10	8	live.com
11	13	ask.com
12	10	blogspot.com
13	12	microsoft.com
14	14	craigslist.org
15	15	go.com
16	18	walmart.com
17	16	about.com
18	17	aol.com
19	20	ehow.com
20	▪	twitter.com

Source: Compete.com
As at January 2012

increasingly involved and looking at measuring the returns on new media investments. Certainly, search is a directly measurable medium and Google, in my view, is in an increasingly powerful position with five legs – search, display, video, social and, most potently, mobile. Larry Page, Google's new CEO, seems to have focused them more. They are also to be congratulated for managing to convince regulators on both sides of the Pond of the appropriateness of the acquisition of Motorola Mobility. Instantly they have created a new set of frienemies – hardware manufacturers such as Samsung, LG, Sony Ericsson and Nokia, for example, all of whom use the Google Android software platform.

It is true that the playing field is a much more level one than a few years ago, when Google dominated search on its own, with Microsoft/Yahoo and Bing in search, Facebook in social and coming in mobile, Twitter in social, and Apple and Amazon in video, e-commerce and potentially TV. The chief threats to Google seem to be from within with the issue of scale and difficulty of growing big numbers, and from outside from the regulators. They are rapidly becoming the new Microsoft. As long as these new media systems are open ones, they offer us considerable opportunities. Closed systems are more problematic. While Apple's iPad and iPhone have given us significant creative and media opportunities, with relatively closed systems, it is important that an Apple TV, for example, gives us similar opportunities, where the creative hurdles imposed are not too high and access available.

“A lot of new ventures are... sardines for buying and selling, rather than for eating”

Not only do the new media owners disintermediate you, but they are still evaluated on totally different criteria. Venture capital funding tends to be based on the size of audiences and usage, rather than on cash flow, margins or profitability. There did seem to be a brief period, two or three years ago, when investors started to look at profitability in a more focused way, but now there has been a return to the 'old' new media investment metrics. In both the private and public markets, different, relatively relaxed criteria are used, and lapses in forecasts and less rigorous definitions are allowed. A lot of new ventures are therefore sardines for buying and selling, rather than for eating, and many are short-term starting and selling operations, not businesses built for long-term brand-building.

Finally, not only are you disintermediated by lower cost business models, but they steal your people. Younger people find the new digital companies more attractive career destinations. They are smaller, more entrepreneurial, faster, more flexible and less bureaucratic, and offer more enticing compensation packages, with significant potential capital gains. In response, legacy companies have to be more flexible in their organisational responses, more networked and willing to experiment with incentive arrangements – another issue to deal with in the straitjacket of compensation governance.

Percentage of global companies with...


2010
2011
2012
100
80
60
40
20
0
63% 77% 82%
54% 61% 74%
50% 57% 79%
n/a n/a 48%
Twitter accounts
Facebook pages
Youtube channels
Google+ accounts

Global companies using at least one social media platform


2010
2011
2012
100
80
60
40
20
0
79% 84% 87%
50% 67% 65%
88% 89% 91%
86% 84% 97%
Global
Asia Pacific
Europe
US

Global companies using all four platforms


2010
2011
2012
100
80
60
40
20
0
20% 25% 43%
25% 33% 39%
15% 15% 47%
28% 34% 41%
Global
Asia Pacific
Europe
US

Number of accounts per company


2010
2011
2012
12
10
8
6
4
2
0
4.2 5.8 10.1
2.1 4.2 10.4
1.6 2.7 8.1
n/a n/a 2.6
Twitter accounts
Facebook pages
Youtube channels
Google+ accounts

Source: Burson-Marsteller

The rise and rise of retail

4 Fourth, there is the rise and rise of retail. Although it is little talked about openly, the growth of global retailers inevitably puts pressure on manufacturers, particularly the package-goods manufacturers or fmcgs. Walmart, the biggest retailer with global sales of $447 billion is the 11th largest country in the world by retail sales, just behind the UK and ahead of Mexico. Walmart often accounts for 15-20% of most global fmcg companies' US sales. Manufacturers rarely admit it – indicating their relationships are strong with high volumes, good margins and high stock turns – but inevitably global buying power puts pressure on them. Walmart, Tesco and Carrefour have all built multinational businesses, with Tesco, for example, having 65% of its footage outside the UK, although not 65% of its profits. Inevitably, the current challenges that each of the big three retailers have with both their domestic and foreign operations will result in more pressure on the manufacturer, and inevitably more referred pain for the manufacturers' suppliers.

Global share retail growth forecast

	2015 growth share %	2015 cumulative growth share %
China	21.5	21.5
US	19.1	40.6
Russia	7.5	48.1
India	5.9	54.0
Mexico	3.1	60.4
UK	2.9	63.3
South Korea	2.8	66.1
France	2.2	68.4
Brazil	1.7	70.1
South Africa	1.7	71.8
Canada	1.7	73.5
Spain	1.7	75.1
Australia	1.2	76.3
Japan	1.2	77.5
Indonesia	1.1	78.7
Turkey	1.1	79.8
Ukraine	1.0	80.8
Germany	0.9	81.7
Iran	0.9	82.6
Romania	0.8	83.4
Italy	0.8	84.2
Poland	0.6	84.9
Vietnam	0.6	85.5
Egypt	0.6	86.1
Total non US/WE/Jap share	66.7	–

Source: Kantar Retail

Communicating change internally

5 Fifth, there are the challenges of internal communications. The biggest task facing CEOs is communicating strategic and structural change to increasingly larger and more complex organisations. The nature and the history of the organisation may offer additional challenges. A uni-branded organisation that has grown organically is probably the easiest to manage. At the other end of the scale is the multi-branded organisation that has grown by acquisition. It is no accident that in the professional services industry, for example, the two brands that continue to impress are McKinsey and Goldman Sachs, essentially uni-branded companies that have not grown significantly by acquisition. Certainly, where they have grown by acquisition, they have found it difficult going, McKinsey with ISG and Envision, and Goldman with J Aaron. Strong, internally-grown cultures reject foreign bodies, just as amoeba do.

The biggest task facing CEOs is communicating strategic and structural change to increasingly larger and more complex organisations

You are also at the other end of the scale, if you have had to build an organisation in significant part by acquisition, to take, for example, a wire basket manufacturer to a global communications services provider in your own lifetime and maintain separate brands for conflict or diseconomies of scale reasons – you have to grapple with the complexities. This is particularly difficult if the businesses acquired have traditionally been competitors or were subject to hostile takeovers – although as Sir James Goldsmith pointed out, there is no such thing as a hostile takeover. It is certainly not hostile to the clients, the people (particularly the good ones) or the share owners – probably only hostile to the incumbent CEO. Although new technologies have eased the task, getting, in our case, around 160,000 people to face in the same direction at the time remains the critical task. If you succeed, you have a very powerful army.

Global and local balance

6 Sixth, there is the move to greater centralisation, although at the same time there is increasing complexity at a local or country level. While it is true that the overwhelming trend is to greater centralisation or control in organisations, there is a parallel tendency to focus on country organisations, particularly as they grow in scale, if not complexity. There is also a need to concentrate on areas at a country level like government relations, research and development, universities and craft schools, and corporate social responsibility. Also, how is it possible, if the corporate centre is in New York, Chicago, London, Paris, Frankfurt, Milan or Madrid to know what is going on in each of up to 200 countries? Increasingly, therefore, organisations will have a dumbbell look to them, with strong central management and country management, but with regional management increasingly slimmed down, as new technology speeds the flow of information around the organisation. Regional management also has so much ground to cover that it inevitably focuses on the issues or problems and not the strategy and opportunities. When we were reviewing our Middle Eastern and African operations in Cape Town last year, it was clear that our EMEA regional people were more focused on the E than the MEA – principally because the E is where the challenges are. However, the MEA is where the growth and opportunities are. It is also illogical to manage Brazil, Russia, India or China as you would Portugal or Singapore with a country head or as part of a region. Each of the BRICs is so big and so full of potential, they should report directly to the centre.

To deal with these central and local opportunities, we at WPP have appointed client leaders for our top 30 accounts, amounting to almost one-third of our total revenues last year. These key people are responsible for deepening and broadening our client relationships across the whole of WPP. While logical, this does create a more complex matrix and a need to develop a better balance between the 'horizontal' team leaders and the 'vertical' operating company or brand leaders.

We need the country focus to ensure our people work together locally and that we have the requisite local knowledge

Similar complexity occurs at a country level, with our development of country managers to focus on finding the best people, the local companies that will be the multinationals of the future and potential acquisitions. We need the country focus to ensure our people work together locally and that we have the requisite local knowledge. The matrix becomes even more complicated – particularly difficult when it is the good people who tend to be the least co-operative. The weak tend to co-operate more easily, the strong do not need the help, and they receive the offers.

The rise of the green eyeshade

7 Seventh, there is the rise and rise of finance and procurement. For almost 20 years, the world has had little or no inflation, despite fears to the contrary. In the 1990s, Alan Greenspan and Robert Rubin controlled the American economy and hence the global economy exceptionally well – perhaps with the exception of irrational exuberance towards the end of the millennium. Particularly so, because the world's second-biggest economy and second-biggest engine, Japan, has been virtually idle for 20 years. All you had to do was come into the office and stand up to succeed. In such circumstances, our clients have had little pricing power, despite increasing demand and rising prices for input commodities. This situation has been aggravated by the rise of retail power, which has pressurised pricing still more. As a result, the power of finance and procurement has grown and was only reinforced by the Lehman downturn.

> **"Those companies that invest consistently in their brands grow revenues, operating margins and profitability far more successfully than those who cut marketing costs"**

If anything, finance and procurement have gained too much power, eclipsing marketing. This may well prove to be dangerous. In theory, there is no limit to how far you can grow revenues or sales, at least until you have 100% market share. On the other hand, there is a limit to how far you can reduce costs. You cannot cut your way to success. Research from Deutsche Bank over 15 years or more has shown that those companies that invest consistently in their brands grow revenues, operating margins and profitability far more successfully than those who cut marketing costs and face significantly more cost to recapture lost market positions.

Growing governments

8 Last but one, the growing role of government, not just as a Keynesian interventionist, but also as a potential client. Given economic circumstances and the remaining excess leverage in government and consumer sectors, it is likely that growth will remain tepid particularly in the mature economies and that governments will still be a major factor in the economy. The nearest precedent seems to be the Great Depression of the 1930s, when it took a world war to limit the intervention – although I am certainly not advocating another to stimulate the economy.

Companies have a responsibility to help support the society in which they operate
% of consumers who strongly/slightly agree


Total
Ireland
Germany
Canada
Mexico
UK
Spain
Poland
n/a
Australia
US
Colombia
France
Japan
Russia
South Korea
Brazil
Argentina
Saudi Arabia
China
Turkey
Italy
India
0
20
40
60
80
100
2010
2011

Source: The Futures Company, Global MONITOR survey 2011

Doing good is good business

9 Last, but not least (the reader will be glad to know) is the rise of the poorly-named corporate social responsibility. We are now using the term sustainability to describe our long-term approach. I cannot think of any CEO who now relegates doing good to a department of their company or as an adjunct or appendix to their corporate strategies.

"I cannot think of any CEO who now relegates doing good to a department of their company or as an adjunct or appendix to their corporate strategies"

We tend to over-intellectualise the point. Doing good is just simply good business. As long ago as 1997, Lord Browne pointed out that if you are in business for the long term you will not offend society, government or the environment. If, however, you are in it for the short term you do not have the same approach. In the oil exploration business, for example, you might well decide to rip the maximum amount of oil out of the ground in the quickest time at the lowest cost. That, thankfully, now seems to be the exception rather than the rule – particularly as our consumer insight agencies clearly show that consumers and employees value more highly those companies and brands investing in the communities with which they work.

Steady progress ahead

So in summary, the short to medium term looks set fair, with the exception of some concerns in the US in 2013. The long term looks reasonably good with communications services expenditure driven by nine factors – globalisation, overcapacity and the shortage of talent, the web, retail, internal communications, central and local organisational focus, the rise of finance and procurement, the role of government, and sustainability. I hope that prediction proves to be right.



Plonk and Placebos

The curious truth about strong brands; and why people are right to prefer them

By Jeremy Bullmore

Put the same red wine into two identical bottles. Then apply two different labels. The first label, on Bottle A, looks like this:

> Red Wine
> Product of France
> 2009

The second label, on Bottle B, looks like this:



> *Château de Touffou*
> 2009

Then ask a thousand experienced wine drinkers to taste each wine, conscientiously rotating the order in which the wines are sampled: 50% starting with a taste of Bottle A and 50% starting with a taste of Bottle B. Then invite them, without conferring, to declare their preference.

The wine in both bottles will have come from the same vines in the same vineyard. They will have been harvested at the same time and will have been part of the same batch when bottled. Were you to analyse them in a laboratory they would be found to be physically identical, as indeed they are.

Yet in any such test, every time, there will be a significant preference for the wine in Bottle B.

So what's going on here?

World-weary sceptics won't be surprised. It's well known that all wine drinkers are snobs and poseurs. Some will refer to themselves as oenophiles. By claiming to prefer the wine from the château label, they're parading their connoisseurship. It's simply a form of self-congratulation. Case closed.

An alternative explanation is rather more convincing – and a great deal more illuminating.

For decades, an essential stage in pharmaceutical research has been the double-blind, placebo-controlled clinical trial. You give one group of patients a compound you want to test, and another group a dummy pill that has no active ingredients. Neither the patients nor the researchers know who is getting which.

Typically, between 30% and 60% of patients who have received the placebo report a substantial improvement in their symptoms.

The placebo effect, though still in part mysterious, is clear evidence that there exists an amazing complexity of mind-body interaction. Placebo treatment, measurably, changes the function of the brain. Expectation can and does affect actual therapeutic performance. Furthermore, placebos branded with a widely recognised trademark are even more effective than generic placebos. This is not just 'in the mind': they actually contribute more, and measurably, to the reduction of pain or anxiety or whatever condition the placebo has been claimed to alleviate.

More than any other form of measurement, placebo experiments demonstrate the real power of The Brand.

As long ago as May 1981, the *British Medical Journal* published (after the mandatory scrupulous peer review) the results of a study conducted by Alan Branthwaite and Peter Cooper: *Analgesic effects of branding in treatment of headaches.** It was another classic double-blind trial comparing not only the effects of placebo versus active ingredient on the reduction of headache pain but also the functional effects of branded versus unbranded tablets – and even of packaging.

Their findings were clear, significant and have never been challenged. To the pain relief contributed by the active ingredient, Branding added over 30%. The packaging itself (widely advertised and extremely familiar) had a consistent and measurable beneficial effect, enhancing the performance of both the dummy pill and the active analgesic. The study confirmed what many suspected: when ordinary people claim to find widely publicised products more effective than generic equivalents, they're not being conned by snake-oil salesmen. They're right.

And so it is with wine. A fancy label won't make plonk acceptable. Bad stuff will always be bad stuff, however prettily presented. But wine that's known to have come from a French château will actually give more pleasure to most drinkers than will exactly the same wine poured from an anonymous bottle. Nobody's been deceived or duped; at little or no extra cost, more enjoyment has been delivered.

For everyone in marketing, and particularly perhaps in marketing communications, all this clearly has huge implications; half-understood, perhaps, but strangely under-recognised.

Not only the measurable

As Stephen King pointed out as long ago as 1970**, all brands, whether products or services, deliver a blend of functional and non-functional satisfactions. And he went on to say '...there is still a puritan streak in us which says it is wicked for people to have non-functional values, that they ought to buy brands for function and performance only.' Such views still exist: certainly in the minds of some academics and commentators but not, interestingly, in the minds of the great consuming public.

The important word here is 'blend'. A brand is not just a product with lipstick on. A strong brand delivers a set of satisfactions as intertwined and interdependent as if they'd been whirled around together in a kitchen blender.

None of this is new; and none of it is evidence of a consumerist society corrupted by manipulative marketing. Several thousand years ago, axes were valued not just for their ability to fell trees and decapitate mammoths; from almost the beginning they were embellished and decorated and acquired symbolic value. And while the embellishments and decorations in no way improved an axe's ability to fell or decapitate, they greatly enhanced its appeal to its user – and hence its worth.

The remarkable Steve Jobs could accurately have described himself as an executive, an entrepreneur, a technocrat, an inventor, a designer – or any number of other designations. Instead, he chose to see himself as a marketing man. But he saw himself, not as the kind of marketing man whose task it was to sell more stuff more often to more people; he saw himself as someone whose task it was to provide the greatest possible degree of pleasure, of enjoyment, of satisfaction, of reward to those who owned and used his products. And he clearly made absolutely no artificial distinction between the functional and the non-functional satisfactions that his products delivered. In the categories in which Jobs specialised, many of his competitors believed that function was everything; that if an attribute couldn't be measured, it couldn't have a value. So if you got the price right, and the size and weight and speed and capacity and battery life and reliability right, then you've got a good product. And so, of course, you have; but as Steve Jobs proved, you haven't got a brand.

In thinking this way, Jobs was totally in line with his market; with his public. People have long believed that good tea tastes better when drunk from fine china. It probably does. And if you, personally, find that it does, then it certainly does; and that's the only thing that matters.

It's a pity that so much of the marketing lexicon implies a state of war between producers and consumers. We talk of target groups and campaigns and rifle shots; and think it makes us sound manly if we commit to pursuing all our objectives aggressively. The truth is so much more agreeable.

First to understand the complex set of satisfactions that make up a successful brand, and then to apply the technical wizardry and creative imagination to deliver them, implies a complete coincidence of interest between buyer and seller; between manufacturer and user. Everybody wins; except, of course, your less perceptive competitors.

Jeremy Bullmore is a member of the WPP Advisory Board

* *Analgesic effects of branding in treatment of headaches*, A. Branthwaite, P. Cooper, British Medical Journal 16 May 1981.
** *What is a Brand?* Stephen King, JWT London, 1971. Reproduced in *A Master Class in Brand Planning*, edited by Judie Lannon & Merry Baskin, John Wiley, 2007.

Who runs WPP

Non-executive chairman

Philip Lader
Chairman of the Nomination and Governance Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Sustainability Committee

Mark Read
Strategy director
Chief executive, WPP Digital

Non-executive directors

Colin Day
Member of the Audit Committee and Compensation Committee

Esther Dyson
Member of the Compensation Committee and Nomination and Governance Committee

Orit Gadiesh
Member of the Nomination and Governance Committee

Ruigang Li

Stanley (Bud) Morten

Koichiro Naganuma

Lubna Olayan
Member of the Nomination and Governance Committee

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee
Member of the Audit Committee
Senior independent director

Timothy Shriver
Member of the Compensation Committee

Paul Spencer
Chairman of the Audit Committee

Sol Trujillo
Member of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Richard Rivers

Company Secretary

Marie Capes

Board of Directors

Philip Lader Non-executive chairman Age 66

Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James's from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President's Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia.

A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of Marathon Oil, AES and Rusal Corporations, a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell Chief executive Age 67

Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc. ■ msorrell@wpp.com

Paul Richardson Finance director Age 54

Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability.

He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group ■ prichardson@wpp.com

Mark Read Strategy director and CEO, WPP Digital Age 45

Mark Read was appointed a director in March 2005. He has been WPP's director of strategy since 2002 and is also chief executive of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK ■ mread@wpp.com

Colin Day Non-executive director Age 57

Colin Day was appointed a director in July 2005. He is the chief executive of Filtrona plc and a non-executive director of Amec. He was the group finance director of Reckitt Benckiser plc, until April 2011, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until 30 September 2005 and Cadbury plc until 2010.

Esther Dyson Non-executive director Age 60

Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name of EDventure. She has been highly influential for the past 25 years on the basis of her insights into online/information technology markets and their social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia.

An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo! and of Medstory and Powerset to Microsoft. She sits on the boards of Russia's leading search company Yandex (YNDX) and also of non-listed start-ups including Evernote, 23andMe, Airship Ventures, Eventful.com, Meetup Inc., NewspaperDirect (Canada), Voxiva (US) and XCOR Aerospace (US). She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government, and writes a monthly column for Project Syndicate which is distributed worldwide.

Orit Gadiesh Non-executive director Age 61

Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company Inc., and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School, was a Baker Scholar and was also presented the Brown Award.

Ms. Gadiesh is a member of the Foundation Board for the World Economic Forum as well a member of the International Business Council of the World Economic Forum. She is on the Board of Directors of The Peres Institute for Peace, sits on the International Advisory Board of The Atlantic Council of the United States, and the Advisory Board for the British-American Business Council. She is the Chairman of the International Business Leaders' Advisory Council for the Mayor of Shanghai (IBLAC) and sits on the International Advisory Board at HEC School of Management in France.

Ruigang Li Non-executive director Age 42

Ruigang Li was appointed a director in October 2010. He is Chairman of China Media Capital (CMC). CMC is the first and only sovereign private equity fund dedicated to the media sector in China and abroad. In 2010, CMC forged a strategic partnership with News Corporation's Star China to jointly develop growth opportunities on operational and investment platforms within China and beyond. Li was president of Shanghai Media Group (SMG) between 2002 and 2011. Under Li's Leadership, Shanghai Media Group, a multimedia conglomerate based in Shanghai, built the most complete portfolio of media and related businesses and became one of the world's largest providers and distributors of Chinese language media contents and services. SMG's business scope spans multiple platforms and disciplines of television, radio, print media, digital media, content distribution, e-commerce, live theatre entertainment and education.

Stanley (Bud) Morten Non-executive director Age 68

Bud Morten was appointed a director in 1991. He is a consultant and private investor. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously, he was the chief operating officer of Punk, Ziegel & Co., a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co., Inc., in New York. He is a former non-executive of Register.com, which was sold to a private equity firm in November 2005, and of The Motley Fool, Inc., a private company in the financial content business. He is also a non-executive director of Darien Rowayton Bank, a private company.

Koichiro Naganuma Non-executive director Age 67

Koichiro Naganuma was appointed a director in February 2004. He is chairman of the Board of Asatsu-DK Inc., also known as ADK. He is also vice chairman of Japan Advertising Association and chairman of Japan Advertising Industry Pension Fund. Joining the agency in 1981, he was president and Group CEO from 1991-2010.

ADK is Japan's third largest advertising and communications company, and 15th largest in the world.

Lubna Olayan Non-executive director Age 56

Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairperson and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group's operations in the Kingdom of Saudi Arabia and the Middle East.

Ms Olayan is a Board Member of two publicly listed companies, the Saudi Hollandi Bank and Schlumberger, and sits on the International Advisory Board of Akbank, Rolls-Royce and the National Bank of Kuwait. She is on the Board of Trustees of Cornell University, INSEAD and KAUST (King Abdullah University of Science and Technology) and on the Board of DSCA (Down Syndrome Charitable Association) and Al Fanar, the first Arab venture philanthropy organisation in the Arab region.

John Quelch Non-executive director Age 60

John A. Quelch was appointed a director in 1988. He is the Dean, Vice President and Distinguished Professor of International Management at China Europe International Business School in Shanghai. Between 2001 and 2011 he was the Lincoln Filene Professor of Business Administration and Senior Associate Dean at Harvard Business School. Between 1998 and 2001 he was Dean of London Business School. Between 2002 and 2011 he served as chairman of the Massachusetts Port Authority, honorary consul general of the Kingdom of Morocco in New England and as honorary chairman of the British American Business Council of New England.

Professor Quelch's writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation states. He is a non-executive director of Alere, Inc and a member of the Council on Foreign Relations. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited. In the 2011 Honours List he was awarded a CBE for services to the promotion of British business.

Jeffrey A. Rosen Non-executive director Age 64

Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard, with over 30 years' experience in investment banking. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver Non-executive director Age 52

Tim Shriver was appointed a director in August 2007. He is a social leader, educator, activist, film producer and business entrepreneur. As chairman and CEO of Special Olympics, he serves nearly four million Special Olympics athletes in 180 countries all working to promote health, education, and unity through the joy of sports.

Before joining Special Olympics in 1995, Shriver was and remains a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL), the leading research organization in the field of social and emotional learning. He is a member of the Council on Foreign Relations, and is a non-executive director of Neogenix Oncology and Fisker Automotive.

Paul Spencer Non-executive director Age 62

Paul Spencer was appointed a director in April 2004. He is a financier with 20 years' experience in the financial management of a number of blue-chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC.

He has held a number of non-executive directorships including until 2009 chairman of NS and I (National Savings). He is currently chairman of State Street Managed Pension Funds and chairs audit at TR Property Investment Trust PLC. He is the independent Trustee of BT, BA and Rolls-Royce Pension Funds. He is Chairman of Hermes Asset Managers Ltd. In the 2010 Honours List he was awarded a CBE for services to the financial services industry. He is a governor of the charity Motability.

Sol Trujillo Non-executive director Age 60

Sol Trujillo was appointed a director in October 2010. He is an international business executive with three decades' experience as CEO of large market cap global companies in the US, the EU and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East.

He currently sits on corporate boards in the US, EU and China – including Target and ProAmerica Bank in the US and, in Asia, Silk Road Technologies in China, where he is board chairman.

In the public sector, Mr Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

Advisors to the Board

Investment bankers

Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Goldman Sachs International Ltd
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC
8 Canada Square
London E14 5HQ

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co Limited
20 Bank Street
Canary Wharf
London E14 4QA

Legal advisors

Allen & Overy LLP
One Bishops Square
London E1 6AD

Davis & Gilbert LLP
1740 Broadway
New York NY 10019

Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS

Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York NY 10004

Squire Sanders (UK) LLP
7 Devonshire Square
London EC2M 4YH

Mourant Ozannes
22 Grenville Street
St Helier
Jersey JE4 8PX

Stockbrokers

Merrill Lynch International
Corporate Broking
2 King Edward Street
London EC1A 1HQ

Auditors and accountancy advisors

Deloitte LLP
2 New Street Square
London EC4A 3BZ

Ernst & Young LLP
1 More London Place
London SE1 2AF

KPMG LLP
15 Canada Square
London E14 5GL

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Remuneration consultants

Towers Watson Limited
Watson House
London Road
Reigate
Surrey RH2 9PQ

Property advisors

CBRE
200 Park Avenue
New York NY 10166

Cushman & Wakefield
1290 Avenue of the Americas
New York NY 10104-6178

St George's Building
2 Ice House Street
Central
Hong Kong

James Andrew International
72/75 Marylebone High Street
London W1U 5JW

Jones Lang LaSalle
22 Hanover Square
London W1A 2BN

420 George Street
Sydney NSW 2000
Australia



How we behave

Directors' report

Once again, this year the Directors' report includes reviews from the chairmen of three Board committees: Philip Lader, as chairman of the Company and its Nomination and Governance Committee; Paul Spencer, as chairman of the Audit Committee; and Jeffrey Rosen, as chairman of the Compensation Committee. It also contains an analysis of the Company's compliance with statutory and regulatory requirements.

Review of the Company's governance and the Nomination and Governance Committee

Dear share owner

A record year, 2011, thanks to supportive clients, innovative strategy, award-winning creativity, and, especially, the talent and commitment of WPP teams around the world.

Our long-term strategy – geographic and product diversification and investment in digital and Consumer Insight businesses – is paying off. Recognized by the Cannes Lions International Festival of Creativity's first Holding Company of the Year Award, WPP maintains its leadership in advertising, as well as media investment management. Yet it is now established that the Group is a comprehensive communications services company, with a powerful, increased focus on the power of proprietary data and analytics.

The operating teams' superb day-in, day-out performance this past year was evidenced in continuing dedicated service to major clients, significant new business wins, disciplined expense controls, and innovative leadership in talent and treasury management, acquisitions and cross-company collaboration. Central to these achievements, however, has been what my prior years' reports have referred to as "management's indefatigable entrepreneurship."

Calibration of such energies with prudent corporate governance continues to be among your Board's principal responsibilities. We have therefore sought to exercise rigorous directors' oversight, particularly emphasizing all aspects of risk

How we behave



Report by Philip Lader (above)
Chairman of the Company and chairman of the Nomination and Governance Committee

management. Parent-company execution of our strategic objectives, as well as operating companies' financial and creative performance, are closely monitored. Industry, finance and individual businesses' indicators are regularly reviewed and assessed. We endeavour to aggregate and optimize, preserve and enhance the Group's enormous tangible and intangible assets.

To these ends, we met, as a full Board or in committees, 24 times in 2011: regularly, as a Board, in Dublin, Washington and New York; but for first-hand understanding of WPP's African and Middle Eastern activities, we also met in Cape Town with the Group's regional leaders and major clients. Innumerable times throughout the year, directors, senior management, operating company leaders, professional advisors and share owners convened. And there continues to be near-daily exchange of emails between directors, the Group chief executive and me.

Throughout, our governance practices have been characterized by 'common sense':

- with extensive briefings on new media's impact on consumer behaviour, emerging trends in our industry, rapidly-growing geographic markets, and economic and financial market conditions;
- by regular examinations of client services, personnel transitions and creative work, as well as internal financial controls, income statement and balance sheet issues, and integration of acquisitions; and
- in refinement of our performance-driven remuneration programs and evaluation of talent recruitment, development, motivation and retention.

This was accomplished by frequent and candid exchanges of views with WPP business leaders, clients, government officials and securities analysts.

At every Board meeting, the Group chief executive's Brand Check – focusing on clients, talent and competitors – enabled non-executive directors' evaluation of both enterprise risk and management nimbleness in seizing opportunities.

To these efforts, a broad diversity of backgrounds, experience and perspective was brought by your directors: residents of, and educated in, Europe, the US's East and West Coasts and South, the Middle East and Asia, working across the globe in Asian media and advertising, Wall Street investment banking and investment management, the City of London's pension fund oversight, international management consulting, private equity and angel investing, business education, manufacturing, consumer products and retail management, internet start-ups, government and non-profits. Three non-executive directors were prominent businesswomen. Most important, your directors are remarkably independent-minded.

The Board, and I personally, understand, but greatly regret, the decision of our colleague, Lubna Olayan, not to stand for re-election. The demands of her Saudi Arabian-based company as well as education, charitable, and other commercial interests precluded, in her judgment, her ongoing participation with our Board, service which often occasioned considerable effort and sacrifice on her part. She has been an exemplary director. And we hope to enlist her informal counsel for WPP and, in other contexts, to continue our prized relationships.

As to your Board's responsibility related to succession planning and management development, we continued last year to review the roles of some 200 senior managers and 'rising stars.' Given the size and complexity of some of the Group's operating companies – which, if independent, would rank among the industry's largest, there is a large and impressive pool of seasoned executives who are capable of undertaking important new roles.

We applaud Sir Martin Sorrell's remarkable work and encourage his continued, vigorous and effective leadership. He and your Board, nevertheless, periodically and in several structured sessions, exchange candid, specific, current opinions about the candidates, internal and external, best qualified to succeed him at some point. I firmly maintain the position, however, that – lest public discussion of this subject foster speculation and distraction – the content of these ongoing deliberations should remain strictly confidential.

Throughout 2011, I participated in numerous corporate governance conferences, seminars and studies, and it is my belief that your Board's rigorous practices comply with, or exceed, traditional and evolving standards applicable to a worldwide enterprise of WPP's complexity and entrepreneurial drive. Moreover, your Board, particularly its senior independent director, our Group chief executive and I, welcome substantive engagement with share owners on governance, financial, compensation and other matters.

Notwithstanding such rigorous governance, this Board continually tailors best practices to this specific organization. For example, we respectfully assert, contrary to some advisory group's preference, that a director's 'independence' should be determined on a factual, rather than mere timeline basis. With its scale and range of commercial activities, WPP benefits enormously from directors who have long experience with the organization and are actively engaged in the Group's governance; and their 'independence' should be determined not by arbitrary standards (e.g., nine-year tenure limitations), but on a case-by-case basis. Continuity of directors and the chairman, in your Board's opinion, serve – when reviewed formally and annually, as we do – share owners' best interests.

Any appearance of conflict with published governance guidelines are fully disclosed. And to ensure that a majority of our share owners concur with these positions and review each director's performance annually, our directors' terms are limited to one year, and the Group chief executive serves at will.

As to our committees, I attended all of the Audit Committee's meetings in 2011 by invitation of its chairman and, with his consent, will continue this practice to stay fully abreast of the committee's and our auditors' findings.

The mission of what was formerly the Nominations Committee – ranging from consideration of the Board's and committees' composition, potential new members, directors' potential conflicts of interest, each committee's terms of reference, to the Board's thorough self-evaluation – has been expanded to include overview of corporate governance and sustainability. Participation of the Group chief executive, the Company Secretary and the Group chief counsel is invited at each of this committee's meetings. In 2011, the committee met formally twice, occasionally addressed committee matters as a sub-set of the full Board or non-executive directors' meetings, and frequently conversed informally.

For the Board's review of its own operations, each director completed a confidential questionnaire and identified opportunities for improvement. Separate conversations were then held between each director and either the chairman or the senior independent director, who also led the non-executive directors' assessment of my performance as chairman. From these findings, we continued implementing changes to enhance the Board's performance.

In each of these ways, and our general conduct, your Board seeks to comply with – and throughout the financial year ended 31 December 2011, WPP plc did so or surpassed – the requirements of the UK Corporate Governance Code, NASDAQ's rules, US Sarbanes-Oxley requirements and, where practicable, guidelines issued by institutional investors and their representative bodies. We trust that, in all our undertakings, the 'independence' of your Board is evident.

Our Company Secretary, Group chief counsel, countless dedicated WPP team members and highly competent professionals provide essential, invaluable support to the Group's directors. We are privileged to represent share owners and continue to be devoted to the mission and success of this extraordinary business.

Philip Lader
20 April 2012

Review of the Audit Committee

Report by Paul Spencer
Chairman of the Audit Committee

Dear share owner

During 2011, Jeffrey Rosen, Colin Day and Sol Trujillo were my colleagues on the committee.

We held seven meetings during the year, which were also attended (by invitation for all or part of any meeting) by the external auditors, the Company's chairman, the Group finance director, Bud Morten, the director of internal audit, the Group chief counsel, deputy Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company's senior management including the heads of the tax, treasury, legal and Group reporting teams. The committee received presentations from the heads of internal audit, finance and treasury. The committee also received reports from the Disclosure Committee in relation to the Disclosure Committee's review and work on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee's terms of reference, which are reviewed with the Board annually and most recently in April 2012, are available for inspection on the Company's website at www.wpp.com and are on display prior to and at all general meetings of the Company.

During the year, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members and also for its overall effectiveness. The Board has designated me as the committee's financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the Combined Code and the UK Corporate Governance Code.

The committee has once again overseen the progress towards compliance with Section 404 of SOX for 2011, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both our Right to Speak helpline, which is made available to our people to enable them to communicate confidentially on matters of concern and the actions taken in response to those calls.

The committee has established a policy regarding non-audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2011 is shown in note 3 on page 159.

In line with the committee's responsibility to review and appoint the external auditors and approve their remuneration and terms of engagement, in 2011 we monitored Deloitte's independence, objectivity and performance with reference to frequent reports from Deloitte during the year covering the overall audit strategy and the progress and results of the audit. The committee recommends the reappointment of Deloitte.

Other work carried out by the committee in 2011 included:

- monitoring the integrity of the Company's financial statements and reviewing significant financial reporting judgements;
- reviewing internal financial control and internal audit activities;
- assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;
- reviewing the Group Treasury policy with particular focus on debtors, funding foreign exchange and cash management and the continued ability of the Group to adopt the going concern basis in preparing financial statements;
- reviewing reports on any material litigation or regulatory reviews involving Group companies;
- reviewing the Group's mergers and acquisitions strategy, any significant acquisitions, due diligence procedures and integration processes and the debt financing by the Group;
- reviewing new business models proposed by Group companies;
- reviewing the Group's Code of Business Conduct and supporting training programs;
- reviewing the Group's tax strategy and domicile;
- monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission with which the Company must comply;
- reviewing the procedures and supporting training programs being implemented by the Group in response to the UK Bribery Act and US Foreign Corrupt Practices Act and increased regulatory focus; and
- reviewing the Group's reporting systems and back office integration initiatives.

I would like to thank my colleagues on the committee, the parent company executives and the external advisors for their help in another successful year.

Paul Spencer
20 April 2012

The Board of Directors

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to share owners for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Group chief executive and the other executive directors.

For the year under review, Philip Lader continued as chairman of the Board, responsible for the leadership of the Board. Sir Martin Sorrell, as the Group chief executive, continued to be responsible for the development and implementation of policy and strategy and for the day-to-day operations of the Group. The biographies of the current Board members appear on pages 100 to 102.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group's businesses on a global basis.

During 2011, the Board met seven times formally and held 17 committee meetings throughout the year. With the exception of Lubna Olayan, Tim Shriver, Colin Day, John Quelch, Paul Spencer, Sol Trujillo and Orit Gadiesh (each absent for one meeting) and Ruigang Li (absent for four meetings) and Koichiro Naganuma (who was only able to attend one meeting), there was full attendance at all formal meetings of the Board during 2011.

The Board was composed of 16 directors in 2011. Three members are executive directors and 12, plus the chairman, are non-executive directors. The Board considers that 10 of the 12 non-executive directors, in addition to the chairman, are independent. John Quelch and Koichiro Naganuma are the only non-executive directors the Board considers are not independent.

The shareholdings of non-executive directors are set out on page 143. Non-executive directors do not participate in the Company's pension, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company and may participate in the Company's deferred compensation program.

The Board considers that the non-executive directors' remuneration conforms with the requirements of the UK Corporate Governance Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Details of directors' remuneration and service contracts form part of the report of the Compensation Committee which commences on page 129.

Election of directors

In accordance with the UK Corporate Governance Code, the directors will submit themselves for annual re-election at each Annual General Meeting. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners.

The Board recommends that share owners vote in favour of the resolutions to re-elect those directors of the Company standing for re-election and sets out their reasons for this recommendation in the Appendix to the Notice of the Annual General Meeting.

Committee meetings

The attendance of non-executive directors at meetings of the committees of the Board during 2011 was as follows:

	Nomination and Governance Committee	Audit Committee	Compensation Committee
Philip Lader[1]	2	7	8
Bud Morten[2]	2	6	7
Jeffrey Rosen	n/a	7	8
Paul Spencer	n/a	7	n/a
Esther Dyson	2	n/a	7
Orit Gadiesh	2	n/a	n/a
Colin Day	n/a	7	8
Lubna Olayan	2	n/a	1
Tim Shriver	1	n/a	8
Sol Trujillo	n/a	7	n/a

[1] By invitation, the chairman attended all of the Audit Committee meetings.
[2] By invitation, Bud Morten attended all but one of the Audit and Compensation Committee meetings and all of the Nomination and Governance Committee meetings.

During 2011, the Sustainability Committee, chaired by Paul Richardson, met once on a formal basis and had many informal discussions. Their report for 2011 starts on page 117.

The Disclosure Committee, which met four times during 2011, is comprised of senior executives from Group financial reporting, internal audit, treasury, legal, tax, human resource and investor relations departments. The purpose of the Disclosure Committee is to add further assurance to the Board and its committees in relation to the content of major financial public statements and advises the Audit Committee and the Board on their disclosure obligations generally and the Disclosure and Transparency Rules so as to enable the Board to comply with all relevant provisions.

Conflicts of interest

The Company's Articles of Association permit the Board to consider and, if it sees fit, to authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the Company (Situational Conflicts). The Board has a formal system in place for directors to declare Situational Conflicts to be considered for authorisation by those directors who have no interest in the matter being considered. In deciding whether to authorise a Situational Conflict, the non-conflicted directors must act honestly and in good faith with a view to the best interests of the Company and they may impose limits or conditions when giving the authorisation, or subsequently, if they think this is appropriate.

Any Situational Conflicts considered, and any authorisations given, are recorded in the relevant minutes. The prescribed procedures have been followed in deciding whether, and on what terms, to authorise Situational Conflicts and the Board believes that the systems it has in place for reporting and considering Situational Conflicts continue to operate effectively.

Share owner relations

The relationship with share owners, potential share owners and investment analysts is given the highest priority by the Company.

The Company has a well-developed and continuous program to address the needs of share owners, investment institutions and analysts for a regular flow of information about the Company, its strategy, performance and competitive position. Given the wide geographic distribution of the Company's current and potential share owners, this program includes regular visits to investors, particularly by the Group chief executive, the Group finance director, the deputy Group finance director and the head of investor relations, in the UK, Continental Europe and the major financial centres in North America and also in Asia Pacific and Latin America. The Company provides a preliminary announcement, an interim management statement at the end of the first and third quarters which includes a trading update, an interim report at half year and a trading update and presentation at the Annual General Meeting.

The Company ensures that it has a proper dialogue with share owners and their representative bodies through executive and non-executive directors in relation to remuneration and corporate governance matters as and when appropriate. The chairman provides feedback to the Board on issues raised with him by share owners.

WPP's website, www.wpp.com, provides current and historical financial information, including trading statements, news releases and presentations and the Company's statement of its corporate governance practices.

Internal control

WPP operates a system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code and the guidance in the Turnbull Report as well as Rules 13a-14 and 15 under the Securities Exchange Act 1934. In the opinion of the Board, the Company has complied throughout the year and up to the date of the approval of this Annual Report and Accounts with the Turnbull Report and has also complied with the relevant provisions of the Securities Exchange Act 1934.

The Board (which receives advice from the Audit Committee) has overall responsibility for the system of internal control and risk management in the Group and has reviewed the effectiveness of the system during the year and up to the date of this report. In the context of the scope and complexity of this system, the Board can only give reasonable, not absolute, assurance against material misstatement or loss. The system of controls is designed to manage, but may not eliminate, the risks of failure to achieve WPP's objectives. For certain joint ventures and associates, WPP operates controls over the inclusion of their financial data but places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' boards relating to the effectiveness of their own systems.

The principal elements of internal control are described below.

Control environment

The quality and competence of our people, their integrity, ethics and behaviour are all vital to the maintenance of the Group's system of internal control.

The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was updated in 2011, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Policy Book (which was also updated in 2011) includes the Code of Business Conduct and human resource practices, as well as guidance on practices in many operational areas. Breaches or alleged breaches of this Code of Conduct are investigated by the director of internal audit and the Group chief counsel.

The Group has an independently-operated helpline, Right to Speak, to enable our people to report issues that they feel unable to raise locally. A number of issues have been raised during 2011 through 42 calls to this helpline, all of which have been followed through and investigated where appropriate and reported to the Audit Committee.

Risk assessment

Risk monitoring of all of the Group's operations throughout the world is given the highest priority by the Group chief executive, the Group finance director, the chairman of the Audit Committee and the Board, as it is essential to the creation and protection of share owner value and the development of the careers of our people. The Board realises that WPP is a service company and its ongoing prosperity depends on being able to continue to provide a quality service to its existing and potential clients in a creative, efficient and economic way.

Identification, management and monitoring of sustainability risks (including social, environmental and ethical risks) is fully integrated into the Group's risk management processes.

At each Board meeting, the Group chief executive presents a Brand Check review of each of the business' operations, including an assessment of the risk in each business, providing feedback on the business risks and details of any change in the risk profile since the last Board meeting.

The Brand Check covers such issues as:

- the possibility of the win or loss of major business (e.g. as a result of a change of senior management at a major client);
- the addition or loss of a key executive of the Group;
- introduction of new legislation in an important market;
- sustainability, including risks relating to marketing ethics, privacy and employment;
- political instability in an important market; and
- changes in accounting or corporate governance practice.

Each operating group undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks. These are formally communicated to the Group chief executive, other executive directors and senior executives in monthly reports and quarterly review meetings and, in turn, to the Board.

Paul Richardson provides an annual assessment of sustainability risks and performance to the Nomination and Governance Committee.

The Board is firmly of the opinion that the monitoring of risk is strongly embedded in the culture of the Company and of the operating companies, in a manner which the Board considers goes beyond the Turnbull recommendations and the requirements of Rules 13a-14 and 15 under the Securities Exchange Act 1934.

Principal risks and uncertainties

The Board has considered the principal risks and uncertainties affecting the Group as at 31 December 2011 and up to the date of this report. These are described on pages 112 to 114. As set out above, the Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the Group.

Control activities and monitoring

Policies and procedures for all operating companies are set out and communicated in the WPP Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within the individual businesses and by the Company's director of internal audit and the Group chief counsel.

Operating companies are required to maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with controls over security of data and the provision of timely and reliable information to management. IT and financial controls are also included.

The internal audit department was responsible for reviews and testing of the documentation and the relevant controls for a majority of the Group during 2011, the results of which were reported to the Audit Committee.

Financial reporting

Each operating company annually updates a three-year strategic plan which incorporates financial objectives. These are reviewed by the parent company's management and are agreed with the chief executive of the relevant operating company.

The Group operates a rigorous procedure for the development of operating company budgets which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for review by the parent company. The Group's budget is reviewed by the Board before being adopted formally. Operating company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year. The Company reports to share owners four times a year.

At each year-end, all operating companies supply their full-year financial results with such additional information as is appropriate. This information is consolidated to allow the Group to present the necessary disclosures for International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS).

The Disclosure Committee gives further assurance that publicly-released information is free from material omission or misstatement.

Principal risks and uncertainties

Issue	Potential impact	How it is managed
Clients		
The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.	Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies. New market participants include database marketing and modelling companies, telemarketers and internet companies. Service agreements with clients are generally terminated by the client on 90 days' notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients' policies about conflicts of interest.	Operating companies seek to establish reputations in the industry that attract and retain clients, including by improving the quality of their creative output. The Group's different agency networks limit potential conflicts of interest and the Group's cross-discipline team approach seeks to retain clients. Brand Check at every Board meeting.
The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group's prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's 10 largest clients accounted for almost 17.2% of revenues in the year ended 31 December 2011. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's financial condition.	Global client account managers seek to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations in the industry that attract and retain clients and key talent. Brand Check at every Board meeting and regular dialogue between directors of the Company and directors of the Group's largest clients.
Sustainability issues		
Damage to WPP's reputation from undertaking controversial client work.	The operating companies may undertake controversial client accounts and may not always consider the impact on the Group.	Upward referral process established and communicated via the WPP Policy Book and ethics training. WPP's Ethics Committee discusses cases of concern and identifies new risk areas.
Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Failure to comply with all laws and industry codes governing marketing material could impact the Group's reputation or its relationship with clients.	Managed by our companies with referral to WPP Business Code of Conduct and WPP directors as necessary.
Compliance with privacy and data protection regulations.	Failure to adequately protect data could impact the Group's reputation and create risk of litigation. Increased regulation unless the operating companies meet best practice standards, contribute to the debate on privacy, increase transparency for consumers on how their data are obtained and used.	The Group assists our companies in developing principles on privacy and compliance with local laws. Our key digital marketing and research companies have nominated senior executives to provide leadership on privacy and to work with other companies in the Group.
Climate change, including the emissions from energy used in our offices and during business travel.	Negative cost and reputational impact if the Group failed to meet target to reduce per head carbon intensity to 1.2 tonnes by 2020 (from 3.3 tonnes in 2006).	Cross-functional, Group-wide Environmental Action Teams and a network of company Climate Champions help implement our climate change strategy. Some companies have appointed environmental managers.
Economic		
The Group's businesses are subject to economic and political cycles. Many of the economies in which the Group operates (including the Eurozone) have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cash flow.	Reduction in headcount and overhead. Ensuring that variable staff costs are a significant proportion of total staff costs and revenue. Increased controls over capital expenditure and working capital. Strategic focus on BRICs, the Next 11, new media and consumer insight. Consideration of the impact on the Group if certain countries left the Euro, or in the event the Euro was devalued. Brand Check at every Board meeting.

Issue	Potential impact	How it is managed
Financial		
Currency exchange rate fluctuations could adversely impact the Group's consolidated results.	The Company's reporting currency is pounds sterling. Given the Group's significant international operations, changes in exchange rates cause fluctuations in the Company's results when measured in pounds sterling.	The balance sheet and cash flows of the Company are hedged by borrowing in the currency of those cash flows. The Company publishes and explains its results in constant currency terms, as well as in sterling and on an actual dollar basis.
Changes to the Group's debt issue ratings by the rating agencies Moody's Investor Services and Standard and Poor's Rating Service may affect the Group's access to debt capital.	The Company's long-term debt is currently rated Baa2 and BBB by the rating agencies respectively and the Company's short-term debt obligations P2 and A2 respectively. If the Company's financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company's revolving credit facilities and certain of our bonds could be increased.	Active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company's debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.
The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.	The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.
Mergers & Acquisitions		
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group's financial condition could be adversely affected.	Business, legal, tax and financial due diligence carried out prior to acquisition to seek to identify and evaluate material risks and plan the integration process. Warranties and indemnities included in purchase agreements. Audit Committee oversight of acquisition and Board oversight of material acquisitions and review of the integration and performance of recent and prior acquisitions.
Goodwill and other intangible assets recorded on the Group's balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group's financial condition.	Regular impairment testing which is a recurring agenda item for the Audit Committee.
Operational		
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group's international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.	Affiliate, associate and joint venture structures with local partners used in developing markets. Brand Check at every Board meeting. Uniform approach to internal controls to seek to ensure best practice employed in all jurisdictions.
People		
The Group's performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.	The Group's incentive plans are structured to provide retention value for example by paying part of annual incentives in shares that vest two years after grant and having a five-year performance period for LEAP. Operating companies seek to establish reputations in the industry that attract and retain key personnel, including by improving the quality of their creative output. Succession planning of key executives is a recurring agenda item of the Board and Nomination and Governance Committee.

Issue	Potential impact	How it is managed
Employment practices, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Failing to meet standards on diversity and gender would impact the perception of the Group and quality of work.	Human resources policies are set and implemented at operating company level. WPP's chief talent officer assists the companies in attracting and developing our talent and to share best practice on issues such as recruitment, remuneration, engagement, diversity and training.
Regulatory/Legal		
The Group may be subject to regulations affecting its activities.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group's reported results.	The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes. Regular briefings to the Audit Committee of significant regulatory or statutory changes. Group representation on a number of industry advisory bodies.
The Group may be exposed to liabilities from allegations that certain of its clients' advertising claims may be false or misleading or that its clients products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.	The Group seeks to comply with all laws and industry codes governing marketing material. Upward referral procedure within operating companies and to WPP ethical review meetings.
The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.	The Group may be exposed to liabilities in the event of breaches of anti-corruption legislation.	Online and in-country ethics and anti-bribery and corruption training on a Group-wide basis to raise awareness and seek compliance with the WPP Code of Conduct. Confidential helpline for WPP staff to raise any concerns which are investigated and reported to the Audit Committee on a regular basis. Due diligence on selecting and appointing suppliers and acquisitions. Gift and hospitality register and approvals process.

Sarbanes-Oxley section 404

The provisions of section 404 of the Sarbanes-Oxley Act require the Company's management to report on the effectiveness of internal control over financial reporting in its Annual Report on Form 20-F which is filed with the US Securities and Exchange Commission. The 2010 assessment and related report from the external auditors confirmed that the Company's internal control over financial reporting was effective and included in the Company's Annual Report on Form 20-F for the year ended 31 December 2010. The 2011 assessment and related report will be included in the Company's Annual Report on Form 20-F due to be published in April 2012.

Going concern

The directors are required to consider whether it is appropriate to prepare the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and in particular the 2012 three-year plan and budget the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Further details of the Group's financial position and borrowing facilities are described in note 10 of the financial statements.

Responsibilities in respect of the preparation of financial statements

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs) and have also elected to prepare financial statements for the Company in accordance with UK accounting standards. Company law requires the directors to prepare such financial statements in accordance with the Companies (Jersey) Law 1991.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures, when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Company's ability to continue as a going concern.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and directors' remuneration report.

The directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each director has taken all the steps that he or she ought to have taken, as a director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

The following information, together with the letters from the chairmen of the Nomination and Governance, Audit and Compensation Committees, the statements regarding directors' responsibilities and statement of going concern set out above and the directors' remuneration and interests in the share capital of the Company set out on pages 137 to 143, are included in the Directors' report, which also includes the sections 'Letter to share owners,' 'Who runs WPP' and 'What we think'.

Substantial share ownership

As at 20 April 2012, the Company is aware of the following interest of 3% or more in the issued ordinary share capital:

Legal & General	3.55%

The disclosed interest refers to the respective combined holdings of this entity and to interests associated with it.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Profits and dividends

The profit before tax for the year was £1,008.4 million (2010: £851.3 million). The directors declared a second interim dividend of 17.14p (2010: 11.82p) per share to be paid on 9 July 2012 to share owners on the register at 8 June 2012 which, together with the first interim ordinary dividend of 7.46p (2010: 5.97p) per share paid on 14 November 2011, makes a total of 24.60p for the year (2010: 17.79p).

Charitable donations

Collectively, WPP companies made £4.8 million of charitable donations in 2011. More detailed information regarding the Group's support of charities is set out in the section dealing with sustainability on pages 126 and 127.

It is the Company's policy not to make payments for political purposes.

Significant agreements and change of control

In addition to the financing agreements to which the Company is a party, details of which are given in note 24 on page 169, the Company is a party to an agreement with Asatsu-DK Inc dated 3 August 1998 pursuant to which WPP subscribed for 20% (at that time) of the share capital of Asatsu and Asatsu subscribed for approximately 4% (at that time) of the issued share capital of WPP. The respective shareholdings may only be transferred following a procedure set out in the agreement. WPP and Asatsu are each entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other.

Each of the €600 million 4.375% bonds due in December 2013, the £400 million 6% bonds due in April 2017, the €500 million 5.25% bonds due in January 2015, the €750 million 6.625% bonds due May 2016, the £200 million 6.375% bonds due November 2020, the £450 million 5.75% convertible bonds due May 2014, the $600 million 8% bonds due September 2014 and the $812 million 4.75% bonds due November 2021, contain provisions which are triggered on a change of control of the Company. The holders of such bonds (other than the £450 million 5.75% bonds) have the right to repayment at par (except for holders of the $600 million 8% bonds and the $812 million 4.75% bonds where the holders have the right to redeem the bonds at 101% of par) if the Company is non-investment grade at the time of the change of control or becomes non-investment grade within 120 days of the announcement of the change of control.

In addition the Group has a Revolving Credit Facility in the amount of $1,050 million and £375 million due November 2016, the terms of which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

The impact of a change of control on WPP's incentive plans is dealt with on page 136.

Articles of Association

There are no restrictions on amending the Articles of Association of the Company other than the need to pass a special resolution of the share owners.

Group activities

The principal activity of the Group continues to be the provision of communications services worldwide. The Company acts only as a parent company and does not trade.

Share capital

The Company's authorised share capital consists solely of 1,750,000,000 ordinary 10 pence shares. The Company operates an American Depositary Receipt program. The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the Annual General Meeting in June 2011, share owners passed resolutions authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £43,088,586 of which £6,333,996 could be allotted for cash free of statutory pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 26 on pages 172 to 174.

Authority for purchase of own shares

At the Annual General Meeting in 2011 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 126,473,546 of its own shares in the market. In the year under review, 25,944,143 ordinary shares of 10 pence each were purchased at an average price of £7.02 per share.

Supplier payment policy

The Company has no trade creditors because it is a parent company and does not generate trading revenues. Accordingly, no disclosure can be made of year-end trade creditor days. However, the Group's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction and to ensure that suppliers are made aware of the terms of payment and to abide by the terms of payment. The average trade creditors for the Group, expressed as a number of days, were 41 (2010: 42).

Auditors

The directors will propose a resolution at the Annual General Meeting to re-appoint Deloitte LLP as auditors.

By Order of the Board:

Marie Capes
Company Secretary
20 April 2012

* The sections headed 'Letter to share owners', 'Who we are' and 'What we think' should be read in conjunction with and as part of the section headed Directors' report.

Sustainability

WPP's goal is to be the world's most successful provider of communications services, not just the largest: a Group that the best clients and the best people choose to work with. To achieve this we need to focus not just on what we do but how we do it. That means behaving responsibly towards people and the environment, and responding to the changing expectations of the Group's clients, share owners, our people and other stakeholders.

We see our approach to social, ethical and environmental issues as fundamental to our long-term success and believe that strong performance creates opportunities for WPP and its companies as well as helping to minimise risks. To better reflect this, we are now using the term sustainability rather than corporate responsibility to describe our approach.

Our commitment to responsible and sustainable business enables us to take advantage of new opportunities as well as to manage social and environmental risks connected to our business strategy. The main business impacts from sustainability issues are as follows:

Client relationships and revenue support

Sustainability continues to grow in importance for consumers, governments, brands and businesses worldwide. Major brands are increasingly focused on raising standards and managing their reputation by positioning themselves as responsible members of society and stewards of the environment. This global business movement is creating opportunities for our companies, from research to advice to communications and marketing. Our companies have responded, developing skills and services to meet the needs of clients aiming to establish credentials for environmental, social and ethical excellence.

"Our commitment to responsible and sustainable business enables us to take advantage of new opportunities as well as to manage social and environmental risks connected to our business strategy"

WPP's status as the first mover in sustainability in our sector is now helping our companies enter this market with confidence and credibility. In addition to sustainability-related marketing briefs, a growing number of clients are requesting information on our own sustainability policies and performance through their tender and supplier management processes. Clients who engaged with WPP on our approach to sustainability were worth at least $1 billion to the Group in 2011, and we believe the total figure is likely to be higher.

Attracting and retaining the best people

There is fierce competition for talent in our industry. Adopting leading employment practices helps us to attract and retain the best people. Creating a diverse company culture widens our potential talent pool, and enables people from all backgrounds to thrive within the Group. A diverse workforce also enhances our understanding of consumers in all markets. Our investment in high-quality bespoke training helps us to develop the skills needed to grow our business in key areas such as digital marketing and managing cross-company client teams.

The younger generations replenishing our talent pool view sustainability issues as central to business. Questions relating to sustainability are frequently raised – demonstrating that our commitment to social and environmental issues supports recruitment and retention. The Group's collective pro bono work and support for charities and community organisations reinforces our reputation for making a positive contribution to society.

Reputation risk management

Effectively managing social, ethical and environmental risks helps to minimise the possibility of damage to our reputation. There is a potential risk that we undertake work or accept clients that could harm our reputation. We evaluate higher-risk propositions with care and WPP companies undertake work in compliance with regulations and marketing standards. New commissions and work in regions with low marketing standards are given particular scrutiny. Similarly, risks associated with business acquisitions and affiliations are assessed as part of our due diligence procedure.

Access to digital marketing business

The rapid growth of digital marketing and the convergence and connectivity of consumer electronic devices mean that the Group handles and holds increasing amounts of consumer data on behalf of our clients. Our clients require assurance that we meet best practice standards for privacy and data protection which are central to maintaining our reputation in this important sector. The Group and its companies are updating policies and procedures to ensure we meet best practice in this area.

Meeting investor expectations

WPP share owners continue to show interest in how we manage sustainability risks and opportunities and we aim to respond constructively to their requests for information (see pages 118 and 119). Europe has the largest market for responsible investment, with approximately €5 trillion assets under management. The US has $3 trillion, and Asia is predicted to have $4 trillion by 2015.

Improving efficiency

Our climate change strategy is tangible evidence of our environmental commitment and supports our good reputation. The strategy also reduces costs associated with business travel and energy use in offices. In 2011, energy use across the Group decreased by 1.5% which represents an approximate cost saving of half a million US dollars. Investing in initiatives to improve employee health and wellbeing can also help to improve productivity and reduce costs related to time off work due to illness.

Sustainability management

Paul Richardson, WPP's Group finance director, is the Board director responsible for sustainability. To help embed sustainability in our business, a proportion of the variable element of his remuneration is linked to the Group's performance on sustainability issues.

Paul Richardson chairs WPP's Sustainability Committee (previously called our Corporate Responsibility Committee), established in 2003. The committee is made up of senior representatives from Group functions and our companies, and serves as a forum to review strategy and progress against targets, to share best practice around the Group and to identify opportunities for collaboration. The committee met once formally in 2011 when the main topics discussed were:

- Opportunities associated with sustainable marketing
- Marketing ethics and risk management
- Privacy and data security
- Employment practices
- Progress against our climate change strategy
- Supply chain management

Our approach to managing sustainability issues reflects the diversified and de-centralised structure of the Group. Strategic direction and underlying policy principles are established by the parent company, for example through the WPP Code of Conduct and Group Sustainability Policy. Detailed policies are developed and implemented by our operating companies to reflect their businesses.

‘Feedback from clients, investors, our people and other stakeholders helps us to improve how we manage social and environmental issues and to identify emerging risks and opportunities’

We have a small central sustainability function within the parent company, which is responsible for strategy development, coordinating data collection, reporting and communication on sustainability with responsible investors, other stakeholders and our companies. It works with other Group functions, such as our talent team, legal, communications, compliance, internal audit, real estate, IT and procurement, to progress the sustainability agenda. It helps raise awareness of sustainability across the Group and provides support and guidance on sustainability issues to our operating companies. The head of sustainability reports directly to the Group finance director.

WPP's Code of Conduct and Sustainability Policy are publicly available on our website, www.wpp.com.

Risk and opportunity

We take an integrated approach to risk management which encompasses financial and non-financial risks. Our key sustainability risks are explained in 'Principal risks and uncertainties' on page 112 to 114, and include marketing ethics, privacy and data protection, employment practices and climate change. Providing sustainability marketing services to clients is our most significant sustainability opportunity, see 'The impact of our work' section on pages 119 and 120.

At every Board meeting, the Group chief executive presents a Brand Check review of each of the business' operations, including an assessment of risk in each business. This includes sustainability risks such as employment risks and marketing ethics risks.

Paul Richardson also provides an annual assessment of sustainability risks and performance to the Nomination and Governance Committee (prior to 2011 the assessment was made to the Audit Committee). This is in addition to the business and financial reporting risks process described earlier in this section of the report.

Reviews of sustainability risks may be included in internal audits (or SOX audits) depending on their scope. Significant findings are related to the Audit Committee.

Data and reporting

We have established a set of key performance indicators (KPIs) relating to employment, social investment, environment and climate change. We report performance against these in our annual Sustainability Report.

Operating companies report their sustainability data to the parent company quarterly through our Group financial reporting system.

We will publish our 10th social and environmental performance report in June 2012. The report will provide a detailed account of our sustainability performance. A summary of our progress is provided on the following pages.

Stakeholder engagement

Feedback from clients, investors, our people and other stakeholders helps us to improve how we manage social and environmental issues and to identify emerging risks and opportunities.

We respond to regular requests for information from clients on our approach to sustainability issues and we collaborate with them on these topics as appropriate. For example, WPP is a member of P&G's Sustainability Supplier Board and is helping them to pilot their supplier sustainability scorecard project.

We assist investors to understand the issues material to our business and respond to their feedback where possible. To raise investor awareness of our approach to sustainability we submit this sustainability section of our Annual Report for share owner vote at our AGM. In 2011 we responded to requests for information and engagement by the following investment organisations:

- ASN Bank
- BNP Paribas
- Carbon Disclosure Project
- Dow Jones Sustainability Index
- Ethical Investment Research Service (EIRIS)
- EthiFinance
- FTSE4Good
- IDEAM
- GMI
- Goldman Sachs
- Oekom
- Sustainanalytics
- Sycomore Asset Management
- Vigeo

WPP is included in the Dow Jones Sustainability Index and the FTSE4Good Index. We were ranked 41 out of 500 in *Newsweek* magazine's Green Rankings 2011.

Most engagement with stakeholders takes place as part of everyday business. To supplement this, in January 2012, we held a stakeholder meeting to obtain feedback from investors, clients and sustainability experts. Issues raised by participants at this meeting included our approach to integrating sustainability across the Group, commercial opportunities relating to sustainability in marketing, our approach to managing ethical issues in client work and our policy on issues such as tax and lobbying. We are reviewing the feedback and will respond where possible.

WPP is a member of a number of organisations working to improve practices in aspects of sustainability. These include:

- Business in the Community's diversity initiatives: Opportunity Now and Race for Opportunity
- Employers Forum on Disability
- The Media Trust
- The Institute of Business Ethics

Embedding ethical behaviour

All our people are expected to comply with the standards set out in our Code of Conduct and Sustainability Policy. These provide guidance for our people in dealing with a wide range of ethical, social and environmental subjects and are available on our website and intranet. Both are regularly updated.

To reinforce the importance of meeting high ethical standards, the senior management of each WPP company are required to sign a statement annually confirming that they comply with WPP's Code of Conduct. Our Code of Conduct is supported by more detailed policies which cover a range of issues, such as gifts and entertainment and the appointment of advisors. These are included in the WPP Policy Book.

All employees must undertake our online ethics training, entitled 'How we behave', which is based on the WPP Code of Conduct, and covers topics such as diversity, responsibility to stakeholders and avoiding misleading work. It uses scenarios to help our people identify and respond appropriately to ethical issues they may encounter in their work. Employees must also complete our online training on anti-bribery and corruption, which covers the Foreign Corrupt Practices Act and UK Bribery Act 2010 and issues such as hospitality and gifts. By the end of 2011, over 100,000 of our people had undertaken both sets of training. We intend to refresh both training courses during 2012.

"WPP is included in the Dow Jones Sustainability Index and the FTSE4Good Index. We were ranked 41 out of 500 in *Newsweek* magazine's Green Rankings 2011"

In 2011 we appointed a compliance officer to oversee our approach to ethics and compliance and to provide support and guidance to our operating companies. She reports to our Group chief counsel and director of internal audit.

Employees can report any concerns or suspected cases of misconduct in confidence through our third party-managed Right to Speak facility, overseen by our internal audit department. This is publicised through induction packs, the Group intranet, the WPP Policy Book and our ethics training. There were 42 calls made via Right to Speak during 2011.

The impact of our work

We believe that the marketing industry can play an important role in helping to create a more sustainable society. For example, by developing communications that make sustainable products, services and lifestyles more desirable, and by helping brand owners to deepen their understanding of sustainability issues and changing consumer and societal attitudes.

Our goal is for WPP to be a centre of excellence for sustainability communication, giving our clients the best advice and enhancing consumers' understanding of sustainability issues.

Our approach encompasses research and insight, branding and strategy advice, and consumer and stakeholder communications. We are seeing growing demand for these services, with sustainability becoming embedded into an increasing number of marketing briefs.

We also create social marketing campaigns, usually for government or NGO clients, tackling issues related to public health, safety or the environment. They are designed to raise awareness or encourage people to change their behaviour.

Many of our companies have developed bespoke sustainability services for clients. These include Burson-Marsteller's Global Corporate Responsibility Practice, Hill+Knowlton Strategies' CR & Sustainability Communications offering, JWT Ethos, Ogilvy Earth, P&G's S-Team (including Added Value, FITCH, G2, The Futures Company, Hill+Knowlton Strategies, Landor and Penn Schoen Berland); and PSB Green.

To help our clients more easily access our sustainability expertise and to enhance collaboration on sustainability between Group companies, we published a *Sustainability Navigator* in early 2012. This handbook and online resource summarises our companies' sustainability offerings together with contact details for sustainability experts around the Group.

Examples of client work in this area are included in our Sustainability Report.

Marketing ethics

All work produced by WPP companies should present products fairly and accurately, comply with relevant laws and marketing codes, and reflect changing public attitudes to questions of taste and decency or marketing of sensitive products. We recognise the challenges involved in distilling complex sustainability issues into simple marketing messages and will not produce work for our clients that 'greenwashes' the environmental performance of their company or brands. A failure to meet high standards in this area could damage the reputation of WPP, our companies and our clients.

> We recognise the challenges involved in distilling complex sustainability issues into simple marketing messages and will not produce work for our clients that 'greenwashes' the environmental performance of their company or brands

Our principles for marketing ethics are summarised in our Code of Conduct and Sustainability Policy. Both policies are available on our website. In addition many of our companies have their own policies and guidance for employees.

Few campaigns that we produce for clients provoke complaint, but occasionally complaints do occur relating to matters of taste or fact. In most countries these are arbitrated by government or industry organisations. Data on upheld complaints is available in our Sustainability Report.

Ethical decision-making

Where we operate, who we work for and the type of work we undertake can give rise to ethical issues. Examples include: work undertaken for governments or clients in sensitive sectors; operating in countries with a poor human rights record; and marketing for sensitive or controversial products.

We have established a review and referral process to help us identify these cases, to manage any risks to WPP or our clients and to make sure our decisions reflect the standards in our Code of Conduct and Sustainability Policy.

Before accepting work that may pose an ethical risk, employees are required to elevate the decision to the most senior person in the relevant office and then to the most senior executive of the WPP operating company in the country concerned, who will decide if further referral to a WPP director is required.

WPP has a committee which meets to discuss cases of concern and identify new risk areas. Committee members are senior managers at Group level and meetings take place at least quarterly. The internal audit program of work incorporates a review of the considerations given by management to possible impacts on the Group's reputation prior to accepting new clients.

Our referral process is outlined in the WPP Policy Book. Our ethics training includes a module to help employees identify ethical risks associated with client work, and to make sure they understand the correct referral procedures.

Privacy

Privacy and data security are important issues for WPP. Our companies collect consumer data through new media and digital channels as well as consumer research, direct marketing and PR and use it to gather opinions, study attitudes (including purchasing habits) and to create targeted digital and direct marketing campaigns. Awareness of privacy issues continues to grow across all markets and is being further cemented by the introduction of new laws and regulations in this area. Some consumers and interest groups are concerned about the collection and use of personal data for marketing purposes, including practices such as behavioural targeting.

Privacy is a complex issue to manage, as changes in technology can create new challenges. Regulation and standard practices can vary between markets.

Our privacy approach

Our approach to privacy is guided by four priorities: maintaining consumer trust; reducing legal and financial risks to WPP; educating our people and the people we work with and improving our own knowledge base; and enabling our clients to use consumer data appropriately to enhance their marketing.

The parent company provides guidance and advice to the operating companies on privacy and data security issues. We are adding privacy and data security to our revised ethics training which will be rolled out to all employees in 2012. To raise awareness among our people and to help them understand their legal responsibilities and the need to balance commercial objectives with privacy obligations a briefing document has been added to the Group intranet. This defines basic privacy-related terms and includes guidance on privacy clauses in client contracts, data privacy expectations and what to do if a breach occurs. It was presented to the finance directors of Group companies in 2011; some companies have distributed it directly to each of their employees. In 2012, we will survey a representative sample of our companies to further improve our understanding of the type of data they are handling, and its location, so that we can provide more tailored advice going forward.

Our key digital marketing and research companies have nominated senior executives to provide leadership on privacy, and they work with other companies in the Group and clients to share best practice. Many of our companies have policies and procedures covering how data (including protected types of personal data) should be handled, and some have developed their own technology and tools to improve transparency.

We continue to review the contractual arrangements we have in place with our suppliers and clients to clarify our respective roles and responsibilities, to make sure these are appropriate and consistent and to ensure that they continue to meet the requirements of evolving laws and regulations. In 2011, we started to audit these contracts to make sure provisions are being met.

We work with partners on privacy issues. Our companies meet with regulators and participate in consultation exercises to give their views on proposed regulation. In 2011 this included an initiative with the Digital Innovation and Privacy Forum on forthcoming European Union data protection legislation which will significantly change the way that consumers' data is stored online.

John Montgomery, COO at GroupM Interaction, is currently chair of the American Association of Advertising Agencies Privacy Committee which works to address internet privacy issues, particularly related to internet-based advertising.

More information is available in our Sustainability Report.

WPP as an employer

Leading employment practices help us to recruit and retain the best people across our markets with the skills we need to achieve our business strategy. There is fierce competition for talent in our industry, particularly in fast-growing economies and in areas such as digital marketing. As our business strategy evolves, we also need the right people to fill new roles; for example, to run the growing number of cross-company account teams we have introduced.

Our commitment to diversity and inclusion, high-quality training and competitive remuneration supports our efforts to attract and retain the best people with the right skills. We believe that a reputation for environmental and social responsibility also enhances the appeal of our companies to prospective recruits.

WPP's chief talent officer, Mark Linaugh, and our talent team assist our companies to attract and develop our talent. Our Code of Conduct and Sustainability Policy provide guidance to our companies on the principles which should underpin employment policies at WPP companies. Human resources policies are agreed and implemented at operating company level.

Diversity and inclusion

Workplace diversity enables us to better understand the varied interests and expectations of consumers. An inclusive workplace culture helps us to attract talented people from all backgrounds and to create an environment where they can do their best work.

Our non-discrimination policy, introduced in 1992, commits all WPP companies to select and promote people based on merit and regardless of factors such as race, religion, national origin, colour, sex, sexual orientation, gender identity or expression, age or disability. Policies on harassment and non-discrimination are included in our Code of Conduct. In the case of disability, our policy is to provide continuing employment and training wherever practicable.

> **Workplace diversity enables us to better understand the varied interests and expectations of consumers**

Our people can report any concerns or suspected cases of discrimination or misconduct confidentially (and anonymously if desired) through our Right to Speak helpline.

Policies and programs aimed at increasing workforce diversity are designed and implemented by our operating companies. To support this, the parent company provides opportunities for our companies to share ideas and best practices and to hear insights from experts and organisations working in this field. For example, during 2011 the FutureWork Institute led a workshop for our global HR directors in New York designed to develop skills that help overcome gender inequality in the workplace. We also held a workshop for HR directors in the UK, where our companies met with a number of expert organisations including Business in the Community's Race for Opportunity and Opportunity Now, the Employer's Forum on Disability and Stonewall.

All of our major companies have internal programs to promote diversity and inclusion in their workforce. These include:

- **Partnerships:** our companies work with diversity organisations and participate in initiatives to encourage diversity. In the US, these include AAF Most Promising Minority Student; Asian Women in Business; The National Black Public Relations Society; National Association of Black Journalists; National Association of Hispanic Journalists; City University of New York; the LAGRANT Foundation and the 4As Diversity Programs.
- **Internships:** In the US, several companies participate in the AAAA's Multicultural Advertising Internship Program (MAIP) and other initiatives that allow minority students to gain experience in the marketing industry. In many countries our companies have developed partnerships with local schools to encourage students from a wider range of backgrounds to consider a career in marketing services.
- **Targeted recruitment:** to help diversify their recruitment pools, many of our companies use specialist recruitment agencies and publications and attend minority recruitment fairs.
- **Raising employee awareness:** training and awareness campaigns help employees understand the importance and business benefits of diversity and inclusion.

Gender diversity 2007-2011

					% women
	2007	2008	2009	2010	2011
Total employees	55	54	54	54	54
Senior managers	47	47	46	48	47
Board members/ executive leaders	33	32	32	31	31

There are currently three women on WPP's Board and a female Company Secretary, Group communications director and Group chief counsel.

Data on ethnicity and nationality are provided in our Sustainability Report.

Development and training

High-quality training enables our people to gain new skills and to advance their careers within the Group. It supports our business strategy, for example through enabling more of our workforce to develop and keep up-to-date the skills we need to grow our digital marketing business. Several thousand people take part in training and professional development opportunities each year at both the parent and operating company levels. These cover all aspects of company business and creative skills. Centralised programs enable participation by all WPP companies and promote collaboration across disciplines and regions. In 2011, WPP companies invested £58.3 million in training and wellbeing, a 19% increase over the previous year and a 9% increase per person.

Our goal is for our people at all levels to receive regular performance appraisals.

Staff training and welfare £m

58.3m


38.6
42.6
39.9
48.9
58.3
50
40
30
20
10
0
07
08
09
10
11

Group-wide training programs include:

- WPP Spectrum, currently being piloted by Young & Rubicam Group, is a new program designed to develop the next generation of multidisciplinary global client leaders. Through 360 degree assessments, personal development planning, networking, collaboration and knowledge sharing, and interaction with senior leaders from WPP and our operating companies, participants gain the 'Super Skills' needed for roles of this size and complexity. The program supports our strategy of developing multi-company, multidisciplinary teams differentiated by their ability to navigate changing market conditions, translate insights into powerful ideas, mobilise resources and deliver exceptional work. It has been developed in partnership with some of our major clients and will be available to interested companies in the Group in 2012.

> **WPP Spectrum... is a new program designed to develop the next generation of multidisciplinary global client leaders**

- *Maestro: Orchestrating Client Value* is our flagship executive education program. This five-day course is aimed at strengthening the ability of our most senior client leaders to be valued and trusted advisers to their clients, colleagues and teams. Since the program's inception in 2003, it has been held in 22 countries, has reached more than 2,500 participants and involved 82 WPP companies.
- The WPP 'Mini MBA' is designed to build functional

knowledge and abilities. It combines online tutorials and simulations with instructor-led classroom training. Business disciplines covered are growing and winning business, strategy, marketing, people and organisational development, commercial acumen and working across cultures. Approximately 1,300 people have participated in the program.

- 'The X Factor' is a senior mentoring and development program, led by the former global CEO of Ogilvy & Mather and chairman of JWT, Charlotte Beers, which prepares high-potential women in our operating companies for the next level of leadership. So far, 44 women have completed the program.
- In 2011 we resourced a training program in Shanghai in conjunction with the China Europe International Business School to promote global client and agency leadership. We will host a second program in Africa in 2012.

Education and social mobility

A successful marketing and communications services business is built on the intelligence, insight and creativity of its people. Having a pool of talented people to recruit from across our markets is central to our success.

> **'Support for education and social mobility promotes long-term economic development which makes it particularly important in the current challenging economic climate'**

We invest time, money and expertise in education and social mobility programmes to support our local communities and help to make sure that, in the future, we have people with the skills we require. We take a targeted approach, aiming to build long-term relationships in geographic regions that are strategically important to us.

China is currently facing a shortage of talent, and this is where our business is growing most quickly. We are working with the Shanghai Art & Design Academy (SADA) to launch China's first marketing and communications program focused on applying skills in the commercial environment. The first 50 students enrolled in September 2011, chosen from a pool of 1,358. They will complete a three-year diploma program which brings together a strong academic and creative curriculum combined with practical application. It is anticipated that the annual class will eventually total 300.

Support for education and social mobility promotes long-term economic development which makes it particularly important in the current challenging economic climate. In the UK, we are one of around 100 companies that signed up to the Government's 'Business Compact', which supports social mobility among young people. Our approach to supporting local schools, raising young people's aspirations, improving skills and giving young people access to jobs, are very much in line with the commitments that the compact sets out. For example, we have built a successful partnership over many years with Charles Edward Brooke School in Lambeth, London.

In addition, one of our senior parent company executives, Peter Dart, is a trustee of the UK's Education and Employers Taskforce, which aims to create connections between schools and businesses. We are involved in their *Speakers for Schools* initiative which invites prominent business leaders to speak at schools. In 2012, we will be participating in their *Inspiring the Future* initiative, which enables pupils to meet with managers from large companies and find out what their job involves.

Remuneration and share ownership

We benchmark our reward packages against other companies in the sector to ensure our pay packages are set at the right level. In addition to base pay, many of our people participate in performance-based incentive plans that reward achievement against annual or longer-term goals relevant to their area of the business.

Participation in share-based incentive plans gives our people the opportunity to acquire a stake in the Company and share in its success. Senior employees receive a significant part of their compensation through share-based incentive plans. In 1997, WPP introduced the Worldwide Ownership Plan that typically makes share awards to approximately 47,000 eligible employees per year in over 78 countries and, since inception, has made awards to over 110,400 of our people. We also provide local benefits such as retirement and medical plans.

For information on our approach to executive remuneration, see page 130.

Communication

Regular communication helps our people in all markets to keep up-to-date with Group news and changes in the business. In addition, our operating companies use a range of channels to communicate news and to obtain feedback.

We are integrating questions on sustainability into the employee opinion surveys conducted by our operating companies to help us assess attitudes and awareness around the Group. The questions relate to issues such as ethics, training, wellbeing and the environment. The results will be published in our Sustainability Report.

Group-wide communications channels include:

- WPP's multi-award-winning public website (www.wpp.com), Group intranet site, social media

channels and professional knowledge communities.
- WPP's multi-award-winning global newspaper and eBook, *The WIRE*.
- WPP's public monthly online news bulletin, *e.wire*, and monthly digital update, *Digital Loop*.
- WPP's annual journal of original thinking, the *Atticus Journal*.
- The WPP *Reading Room*, an extensive online library of thinkpieces (both public and original) from WPP professionals worldwide.
- Our multi-award-winning Annual Report & Accounts, financial statements and Sustainability Report, which are distributed across the Group and are available on our websites.
- Regular *FactFiles* profiling specialist services and resources within the Group.
- Regular communication on Group initiatives such as the Worldwide Partnership Program, BrandZ™, the Atticus Awards, the WPPED Cream awards, the WPP Marketing Fellowship Program and professional development workshops.
- Our series of *Navigator* handbooks, which provide a directory of specialist expertise and individual experts within Group companies, such as sustainability and healthcare communications. A *Sports Navigator* and *Retail Navigator* will be published in 2012.
- Periodic reports from the Group chief executive on topics of importance.
- Formal and informal meetings at operating company level.

Health and wellbeing

Our companies invest in initiatives to improve the health of their workforce and to mitigate any health and safety risks. This contributes to employee productivity and reduces the costs of people taking time off work due to illness.

As an office-based business, the main health and safety risks to our people are injuries connected to workstation ergonomics and work-related stress.

Ensuring our workstations follow good practice design reduces problems such as repetitive strain injury or back problems.

Our companies assess the risk of work-related stress through regular staff surveys and by monitoring issues raised via our Right to Speak helpline, Employee Assistance Programs and during exit interviews.

Initiatives to combat workplace stress vary by company but may include:
- Employee Assistance Programs – a source of confidential advice, support and counselling.
- Flexible benefit programs, including subsidised childcare.
- Flexible work arrangements enabling people to work part-time or from home.
- Medical checks and health screening.
- Training on stress and time management.

Health and safety data is published in our Sustainability Report.

Employee external appointments

We recognise that our companies' executives may be invited to become non-executive directors of other companies, and that such experience may be beneficial to the Group. Consequently, executives are allowed to accept non-executive appointments with non-competing companies, subject to obtaining the approval of the Group chief executive in the case of senior executives, the Group chief executive and chairman in the case of Board members, and the approval of the Nomination and Governance Committee in the case of the chairman or Group chief executive. Any fees receivable out of such appointments may be retained by the individuals concerned.

Environment

Our environmental impact is relatively modest. However, we view our efforts to reduce it as an opportunity to demonstrate to clients, our people and investors that we have strong environmental principles. Clients are showing increased interest in our approach to environmental issues and in some cases asking us to provide information and data on our carbon footprint. Using energy and other resources more efficiently can also result in cost savings. In 2011, energy use across the Group decreased by 2% which represents an approximate cost saving of $500,000.

Our priority is to reduce our carbon footprint. We also work to use resources more efficiently, to purchase more sustainable goods and services and to reduce waste and increase recycling.

To implement our strategy, we have established Environmental Action Teams in North America, Europe, Asia Pacific and Latin America. These include members of our IT, real estate and procurement functions.

Building a low-carbon Group

Climate change is the priority environmental issue for WPP. Our strategy is to reduce our carbon emissions by:
- Improving the energy efficiency of our buildings and IT.
- Reducing non-essential flights by promoting videoconferencing.
- Purchasing renewable electricity where available.
- Offsetting a portion of our unavoidable CO_2 emissions, equivalent to those from business air travel.

Our Environmental Action Teams identify energy- and carbon-saving measures and provide technical guidance to our companies. They are supported by a network of Climate Champions, who help to implement these measures in our companies.

Our target is to reduce CO_2 emissions per person to 1.2 tonnes by 2020, a 63% reduction on our 2006 baseline. We believe a carbon intensity target is most appropriate for WPP, as Group headcount is closely linked to levels of business activity. Our business evolves continually through acquisitions and disposals. The intensity measure allows us to reflect this without needing to adjust our baseline.

In 2011, our carbon footprint per person was 2.44 tonnes, down 3% on 2010 and 26% lower than 2006. Despite this progress, we are unlikely to meet our interim target of 1.8 tonnes per person in 2012. We are reviewing our strategy and will adjust our approach as necessary to work towards our 2015 and 2020 targets.

Carbon intensity

	tonnes of CO_2 per person				
	2007	2008	2009	2010	2011
Office energy use	1.38	1.27	1.45	1.36	1.25
Air travel	1.02	0.94	0.77	0.82	0.87
Other	0.36	0.33	0.33	0.33	0.32
Total	2.76	2.54	2.55	2.51	2.44

Our absolute carbon footprint in 2011 was 277,058 tonnes of CO_2 (rating renewable energy as zero emissions), an increase of 6% over 2010 compared to a 9% growth in headcount. This increase is primarily due to growth in business air travel. Emissions from air travel increased by 15%, due to an upturn in business activity and despite our investment in videoconferencing. Although we used less energy in our offices (345,411 MWh in 2011 compared with 350,724 MWh in 2010), associated emissions rose by 1%. We believe this is due to growth of our business in countries such as India and China in particular where grid electricity is relatively more carbon-intensive.

WPP's carbon footprint (rating renewable energy as zero emissions)

	CO_2 emissions (tonnes)				
	2007	2008	2009	2010	2011
Office energy use	124,335	121,572	143,154	141,113	142,438
Air travel	92,269	89,500	76,073	85,848	98,482
Other (includes unmeasured impacts, e.g. couriers and taxis)	32,491	31,661	32,884	34,044	36,138
Total	249,095	242,733	252,111	261,005	277,058

WPP's office energy use (megawatt hours)

	2007	2008	2009	2010	2011
Energy use	272,545	284,930	340,647	350,724	345,411

We have had some success in decoupling business growth from an increase in our absolute carbon footprint. However, this remains extremely challenging. In the last five years our absolute footprint has increased by 11%, compared to a growth in headcount of 26%.

When calculated with renewable energy rated as normal grid electricity, our total carbon footprint in 2011 was 300,745 tonnes of CO_2.

We report our greenhouse gas emissions to the Carbon Disclosure Project (CDP), a collaboration of institutional investors, and participate in the CDP's Supply Chain Program. In the UK, WPP met its current obligations under the UK CRC Energy Efficiency Scheme and achieved the Carbon Trust Standard.

We aim to reduce our carbon footprint through the following initiatives:

- **Information:** We aim to empower our operating companies with better information and tools for managing their energy use and carbon emissions. We operate smart meters at 55 of our key locations. These meters provide detailed monthly energy-use reports which allow our operating companies to spot inefficiencies and improve their performance. We also produce an individual carbon footprint for every company annually, which is distributed to the operating company CEO.
- **Buildings:** We are integrating energy efficiency and other environmental considerations into our property acquisition and capital expenditure processes so that where possible any property we lease, purchase, fit out or renovate meets advanced environmental standards, such as Leadership in Energy and Environmental Design (LEED) and BRE Environment Assessment Method (BREEAM). We estimate that 7% of our total floor space is currently certified to such standards.

> "In 2011, our carbon footprint per person was 2.44 tonnes, down 3% on 2010 and 26% lower than 2006"

- **IT:** We have introduced requirements to improve energy efficiency which means, for example, that all new equipment purchased must comply with our power consumption standards. Through our data centre consolidation and server virtualisation programs and the use of energy-efficient server technology, we aim to achieve up to 40% reduction in power consumption for key IT applications. Approximately 50% of our servers are now virtualised. Our managed print program, which includes reducing the number of printers in use, is helping us to reduce energy used for printing by up to 30% in each location. It covers approximately 10% of employees, but we are aiming to increase this substantially by 2015.
- **Videoconferencing:** We encourage our people to meet via videoconferencing, avoiding the cost and carbon impact of travelling to meetings. We have installed 75 shared high-definition videoconferencing (VC) units around the world which can be used by any WPP company. These are linked to an additional 275 VC units exclusive to individual

operating companies. Videoconferences can be booked between any of the rooms and external VC locations via the Group intranet. In 2011, usage increased by 120%. Half of all calls involved external links to clients and suppliers.

Renewable electricity: We purchase renewable electricity where we can, and regularly review electricity sourcing across all markets to identify new opportunities. Around 16% of the total electricity we purchase is generated from renewable sources. Our renewable electricity purchases reduce our total carbon footprint by 23,687 tonnes of CO_2. Green electricity contracts are usually for a fixed period and may not be available at competitive prices in future. However, it is our intention to increase the percentage of electricity purchased from renewable sources to 20% by 2015.

> In 2011, we offset 98,482 tonnes which is equivalent to our total emissions from air travel, by supporting renewable energy projects

Carbon offsetting: We offset a portion of our unavoidable CO_2 emissions. This means paying someone else to reduce their carbon emissions by a specified amount. In 2011, we offset 98,482 tonnes, which is equivalent to our total emissions from air travel, by supporting renewable energy projects only (we do not support forestry offset). We reviewed our offset policy in 2011 and appointed a new provider. From 2012 our operating companies will cover the cost of offset equivalent to their annual air travel emissions. This will further incentivise our companies to reduce air travel.

Resources and waste

We aim to use natural resources more efficiently, to source more sustainable office materials and to reduce waste. The key elements of our approach are summarised below and more information and data is available in our sustainability report.

Paper: Our target is to source 50% of the paper we use for copying and printing from recycled sources by 2015. On average, in 2011, 35% of the paper purchased by WPP companies contained recycled content. We have identified preferred paper suppliers in all of our major markets (75% of headcount) which our companies are encouraged to use. All of these provide paper and paper products with recycled content. Our managed print program (see above), helps us to reduce paper use by 20-30% per location. In 2011, our total paper usage was 9,327 tonnes.

Waste: We aim to use resources more efficiently so we produce less waste, and to reduce the amount of waste sent to landfill through increased recycling. Our key waste streams are electronic waste (including IT and mobile phones) and office consumables (including paper, card, cans, plastic bottles and toner cartridges). By the end of 2011, we had established preferred suppliers of recycling services for paper and standard office consumables, where possible, in all major markets (representing 75% of headcount). We were not able to complete the process of appointing a global IT vendor to manage our obsolete IT equipment, including laptops, desktops and servers in 2011 but plan to do so in 2012. Our goal is for obsolete IT equipment to be refurbished and sold for reuse or, if this is not possible, to be broken down for recycling. Disposal is a last resort, and must be done in compliance with local environmental regulations and data security best practice. We have established arrangements for mobile phone recycling in our offices across Europe and Asia Pacific. Data on recycling will be available in our Sustainability Report.

Social investment

Many charities and non-profit organisations lack the financial resources to adequately promote their work and campaigns. WPP companies make a major contribution through pro bono work – providing creative services for little or no fee – and by negotiating free media space.

Pro bono work is often worth more than the equivalent cash donation, and is highly valued by charities because it helps them to raise awareness and money and achieve their campaign objectives. It also supports the development of our people and our companies and showcases our creative skills and ability to create compelling communications on a wide range of issues. Our people gain a breadth of experience and the chance to contribute to their communities.

We also support a range of good causes through cash donations at both the parent company and operating company levels, and by supporting employee volunteering.

In 2011, the total value of our social investment was £15.3 million compared with £14.3 million in 2010. This is equivalent to 1.5% of reported profit before tax. This figure includes direct cash donations to charities of £4.8 million and £10.5 million worth of pro bono work based on fees the organisations would have paid for our work. In addition, WPP media agencies negotiated free media space worth £12.4 million on behalf of pro bono clients, making the total social contribution £27.7 million, or 2.7% of reported profit before tax.

Social investment 2007-2011* £m


Charitable donations
Pro bono work
15.3m
25
20
15
10
5
0
07
08
09
10
11

* Excludes free media space donations.

Examples of recent pro bono campaigns are included in our Sustainability Report.

WPP, the parent company

WPP, the parent company, supports a range of charities and non-profit organisations, with a particular focus on education, the arts and young people.

"In 2011, the total value of our social investment was £15.3 million compared with £14.3 million in 2010. This is equivalent to 1.5% of reported profit before tax"

Many senior WPP executives also give pro bono advice and support. Sir Martin Sorrell is an active participant in programs at the following international business schools: London Business School; IESE, Spain; Indian Business School; and Harvard Business School. He is also chairman of the Executive Committee and of the International Business Council (112 global CEOs) of the World Economic Forum and a member of the Business Council in the US. He is a member of the UK Prime Minister's Business Advisory Group. He is a Patron of the British Museum, a member of the Corporate Advisory Group of the Tate Gallery, deputy chairman of the Mayor of Shanghai's International Business Leaders Advisory Council, and on the International Advisory Board of The Russian Museum in St. Petersburg. He is also chairman of the Mayor of Rome's IBAC and of the Mayor of London's IBAC.



How we're rewarded

Compensation Committee report on behalf of the Board

Dear share owner

2011 has been another strong year, indeed a record year, for WPP, building on our growth in 2010. Our compensation policy has long been linked to the performance of the Group, with a particular focus on delivering strong relative returns over the longer term to you, our share owners. The use of performance-driven compensation ensures the continued alignment of share owner and executive interests and is essential to enable the Company to attract, retain and motivate the most gifted talent in the industry.

In 2011 the Group delivered excellent performance. Highlights included billings of almost £45 billion, profit before tax breaking the £1 billion barrier for the first time and a 38% increase in dividends per share. This strong performance is reflected in the rewards received under our incentive plans by our executive directors.

Following our 2011 AGM we recognised that a number of our share owners had issues with some aspects of the Group's executive compensation arrangements. The Compensation Committee took into account the feedback from share owners in its continuing review of our long-term incentive plan, LEAP, and as part of the ongoing review of the Group chief executive's compensation, consideration of which began in 2010, and factored this feedback into the final decisions.

While details of all elements of compensation and any changes made to these matters are set out in the following pages, I would like to highlight the key decisions and changes below:

- As part of our culture of leading in matters of corporate governance, we have already sought to adopt some of the disclosure measures currently being proposed by the UK Government including greater transparency on short-term incentive measures and a table showing a single figure for executive directors' total compensation.
- The LEAP III comparator group has been expanded, effective 2011, to include Nielsen, to reflect the greater significance of the consumer insight business within WPP and the emergence of Nielsen as a major public company.
- The revisions in the Group chief executive's compensation structure (which, along with the compensation structures of the other executive directors and senior management, are reviewed every two years) mark only the second time in the last ten years that salary and incentive compensation have been adjusted. The revisions incorporate constructive input from share owners and their representatives during the consultation process. The committee recognises that the subject of executive compensation is particularly contentious in the current political and governance environment. We are sensitive to all the related issues and to our fiduciary obligation to make decisions, sometimes difficult and challenging, that we believe to be in the best interests of both our share owners and the Group. The new package has been shaped by WPP's guiding principles on compensation, among them our commitment to provide fully competitive remuneration opportunities, including the potential for superior rewards for exceptional performance. The changes are also designed to reflect the substantial increases in the Group's size and complexity since the last review in 2007, and to provide an overall level of opportunity that is commensurate with the importance of Sir Martin Sorrell's contributions to the Group's success. The committee is of the view that the revisions ensure that the Group chief executive's compensation is clearly linked to and supports the Group's strategic objectives, and that the reward levels are properly calibrated to challenging performance conditions.

In summary, the other matters dealt with by the committee in 2011 were:

- supervising the Group's equity incentive plans that are critical to the attraction and retention of talent;
- overseeing the Group's cash incentive programs and approval of the awards to the most senior business leaders below the Board; and
- reviewing developments in areas of corporate governance and ensuring the Company's compliance with regulatory changes.

As in previous years, I would like to thank my fellow committee members for their continued support as well as the members of management who provided invaluable assistance to the committee.

Jeffrey Rosen
Chairman of the Compensation Committee
20 April 2012

Composition of the Compensation Committee

During 2011, the Compensation Committee comprised the following:

- Jeffrey Rosen (chairman of the committee);
- Colin Day;
- Esther Dyson;
- Philip Lader; and
- Tim Shriver.

No member of the committee has any personal financial interest (other than as a share owner as disclosed on page 143) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group's businesses.

The terms of reference for the Compensation Committee are available on the Company's website and will be on display at the AGM, as set out in the Notice of AGM.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the chief talent officer and the worldwide director of compensation and benefits. The latter two individuals provide a perspective on information reviewed by the committee and are a conduit for requests for information and analysis from the Company's external advisors. Towers Watson are the committee's appointed compensation advisors; they did not provide any other material services to the Group.

The committee receives external advice on all matters pertaining to the determination of fair and appropriate compensation packages for the executive directors, including competitive practices in comparator companies.

The link between compensation and business objectives

WPP competes on the basis of its intellectual capital and services. This intellectual capital is created entirely by its people, and the committee endeavours to strike the right balance of fairness between its people and share owners.

For this reason, the design of all executive compensation at WPP is governed by three guiding principles:

- performance-driven reward;
- competitiveness; and
- alignment with share owner interests.

These three principles are themselves derived from both our mission statement (see page 12) and our six business objectives (see pages 25 to 30).

The Compensation Committee regularly reviews fixed and variable compensation against appropriate benchmarks both internal and external. When making decisions on executive compensation, the committee is briefed on the remuneration levels within the Group. This includes, for example, the consideration of salary increases across the organisation when determining executive salary increases. In addition, the committee approves the design of incentive plans and reviews all awards made under those incentive plans.

WPP is committed to aligning executive performance and reward with share owner interests. From a compensation perspective, this is encouraged in a number of ways:

- Total Shareholder Return (TSR) has been chosen as the performance measure for the LEAP plans as it represents a strong objective measure of the success of the Company as far as share owners are concerned;
- share ownership is encouraged for the WPP Leaders (approximately the top 230 executives), all of whom have stretching ownership goals;
- all eligible employees, approximately 47,000, are given a share ownership opportunity through participation in the Worldwide Ownership Plan; and
- the majority of the compensation package of executive directors is paid in the form of shares comprised of deferred share bonus and long-term incentive awards under the LEAP plans.

The following charts show the breakdown of total target remuneration for the executive directors in 2011 and 2012, illustrating both the significant element of pay linked to performance, and the alignment of interests with share owners through the proportion of compensation payable in WPP shares.

Sir Martin Sorrell


Salary/fees 10%
Pension 5%
Cash bonus 12%
Share bonus 12%
LEAP 61%
Fixed (15%)
Variable (85%)

In relation to 2011, while the target bonus was to be split half in cash and half in deferred shares, the Compensation Committee determined that, for Sir Martin only, 40% of the bonus achieved would be paid in cash and 60% in deferred shares (ESA) further increasing alignment with share owner interests.

Paul Richardson


Salary/fees 21%
Pension 6%
Cash bonus 20%
Share bonus 20%
LEAP 33%
Fixed (27%)
Variable (73%)

Mark Read


Salary/fees 31%
Pension 3%
Cash bonus 21%
Share bonus 21%
LEAP 24%
Fixed (34%)
Variable (66%)

The role of the Compensation Committee in improving risk management

The Compensation Committee is always sensitive to the requirement that the decisions that it makes and the compensation programs the Group has in place serve to improve the management of risk in the Group. In particular:

- incentive plans take into account performance across a broad range of financial and non-financial measures;
- committee meetings are generally held at the time of Board meetings, at which the committee members are usually given a comprehensive briefing on issues and risks facing each of the business units as well as the Group as a whole;
- incentive plans are designed to be attractive in the marketplace to enable WPP to attract and retain key talent that is critical to achieving business success. The plans are designed to motivate, reward and provide as much retention value as possible. The use of deferred share bonuses that normally vest after two years, and the use of restricted share awards that vest after three years, support the business need for employee retention; and
- clawback provisions have been added into key share incentive plans (i.e. those other than the all-employee plans) to give the committee the right to cancel or reduce unvested share awards should this be justified by a participant's acts or omissions.

TSR performance

The Company's TSR for the period from 31 December 2006 to April 2012 is shown on the graph below. The FTSE 100 is the Index the Board considers most relevant for the purpose of comparison as WPP is a mid-ranking FTSE 100 company. WPP considers its key competitors to be Omnicom, Interpublic and Publicis and it is the performance of these companies with which the Company's own performance is most commonly compared. For that reason, values for those three companies are also displayed.

Relative TSR Rebased to 31 December 2006
Measured on a common currency basis


Publicis
WPP
Omnicom
FTSE 100
Interpublic
200
150
100
50
0
31.12.06
31.12.07
31.12.08
31.12.09
31.12.10
31.12.11

Source: DataStream

The committee thought that share owners would benefit from seeing the effect that foreign exchange rates have had on relative TSR. The following graph (measured on a local currency basis) illustrates the distorting effect of foreign exchange rates on relative TSR performance for the same period.

Relative TSR Rebased to 31 December 2006
Measured on a local currency basis


WPP
Publicis
FTSE 100
Omnicom
Interpublic
200
150
100
50
0
31.12.06
31.12.07
31.12.08
31.12.09
31.12.10
31.12.11

Source: DataStream

These graphs have been calculated on a daily return basis and do not reflect the TSR measures used in the LEAP performance calculations.

Key elements of short and long-term remuneration

The design of compensation policy at WPP ensures a clear and direct link between the performance of the Group and executive compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of share owner and executive interests but also enables the Group to attract, retain and motivate the talented people upon whom our success depends.

In light of this policy, the principal elements of WPP executive compensation currently comprise the following:

- base salaries and fees (fixed);
- short-term incentives paid in cash and shares which vest after two years (variable); and
- long-term incentives paid in shares under LEAP, which are subject to a stretching performance test with participation linked to a significant co-investment requirement over the five-year performance period.

Executive directors are also entitled to receive a pension contribution (or a cash allowance in lieu), life assurance, healthcare and other benefits.

Compensation packages for executive directors and the most senior people at WPP below Board level are normally reviewed every 24 months. These reviews consider the mix of fixed and variable elements of the compensation package, general market conditions and internal factors such as the performance of the Group or relevant business unit and pay and employment conditions elsewhere in the Group or relevant business function.

In determining suitable benchmarks, the Compensation Committee looks at the compensation of executives holding similar roles in competitor organisations and, if appropriate, media industry or general industry data for organisations of comparable size and complexity.

Base salary and fees

	Current salary and fees	Effective date
Sir Martin Sorrell	£1,300,000	1 Jan 2011
Paul Richardson	$925,000 and £100,000	1 Jan 2011
Mark Read	£425,000	1 Jan 2011

As reported in previous years, fees of £100,000 are paid to each of the executive directors in respect of their directorships of WPP plc and are included in the numbers above.

Share owners will recall from last year's Compensation Committee report that the committee undertook an extensive review of the executive directors' compensation at the end of 2010 and considered that increases to the base salaries of the executive directors were appropriate.

The consideration in respect of Sir Martin's base salary continued during 2011, and the committee consulted share owners in the summer with regard to quantum and the structure for Sir Martin's remuneration arrangements. Having adjusted the proposals following that consultation, the arrangements were finalised towards the end of 2011. The decision was made to increase Sir Martin's base salary and fee from £1,000,000 to £1,300,000. That was the first increase to Sir Martin's base salary since 1 January 2007 (which was the only increase since September 1999). Since 2007, the Group has continued to grow in scale and complexity, with worldwide headcount increasing from fewer than 80,000 people in 2,000 offices to over 113,500 people in over 2,500 offices; revenues increasing by over 69%; and earnings per share increasing by over 61% by the end of 2011. The level of the increase in compensation was determined by several factors including business and personal performance, competitive pay levels and the extended time period since the last review.

Paul Richardson's and Mark Read's base salaries were reviewed during 2010 and no further review was undertaken in 2011.

Retirement benefits

All pension benefits for the Company's executive directors are provided on either a defined contribution or a cash allowance basis. Only the aggregate of base salary and director fees is pensionable. As part of the committee's review of the chief executive's compensation, the allowance for Sir Martin was increased from 40% to 45% of base salary and fee, effective from 1 January 2011. Paul Richardson's and Mark Read's pension contributions remained unchanged at 30% and 10% respectively. Details of pension contributions or allowances for executive directors for the period under review are set out on page 137.

Short-term incentives

WPP sets stretching performance targets for each operating company on an annual basis. Performance against these targets determines the size, if any, of the incentive pool for that business unit. In aggregate, incentive payments in 2011 were £338.2 million, reflecting strong Group financial performance. That strong performance is reflected in the bonuses paid to executive directors.

Individual targets (both financial and strategic) for the operating company CEOs are set by WPP and in turn, these CEOs set similar targets for employees who report directly to them. Payment is in the form of both cash bonuses and deferred shares which vest a further two years after grant. The grant of those deferred share awards typically occurs within three months of the end of the financial year.

In a similar way, the committee sets objectives for the executive directors. The extent to which these objectives are met will determine the size of both annual cash bonuses (under the short-term incentive plan (STIP)) and Executive Share Awards (ESAs, the portion of the annual bonus paid in shares which normally vest a further two years after grant).

Since 2010, unvested ESAs are subject to clawback provisions, which give the committee the right to cancel or reduce unvested share awards should this be justified by a participant's acts or omissions.

Effective 2011 the committee adjusted the bonus opportunity for all executive directors. These adjustments provide for a better balance of the cash and share incentive elements of their remuneration. As explained last year, the decision regarding adjustments to Sir Martin's incentive opportunities was unconfirmed, as the committee was keen to engage with share owners on that subject. Following the share owner consultation process, the committee decided to adjust the target and maximum bonus opportunity, effective 2011, from 167% to 250% at target and from 300% to 500% at maximum (with at least half being delivered in the form of deferred shares), as shown in the table below. As noted above, these adjustments reflect the fact that WPP is now a considerably larger and more complex organisation than in 2007, when Sir Martin's compensation was last reviewed. The rapid growth of the organisation and the increasing complexity of the sector have resulted in Sir Martin's role becoming significantly more demanding and the committee believes that there should be greater reward opportunity available for success. These adjustments strengthen further the direct and clear link between reward and performance and are better aligned to the incentive opportunities available at our direct competitors.

	Cash		ESA	
% of base salary and fees	Target %	Max %	Target %	Max %
Sir Martin Sorrell	125	250	125	250
Paul Richardson	100	150	100	150
Mark Read	67	100	67	100

The STIP seeks to incentivise the executive directors to achieve specific goals over a one-year period, while continuing to contribute to the on-going and sustainable success of WPP and demonstrating the core values of ownership and alignment of interests with share owners. Consistent with previous years, the plan rewards for performance in three equally weighted areas shown in the following tables (financial, strategic and business performance). Except for the Group financial objectives, the exact measures differ for each individual executive director.

In 2011 the Group achieved double-digit growth in all the core measures including revenue, profit before tax and earnings per share. In addition, our profit margin improved strongly while we increased the number of employees by 9.2% to over 113,500 across the Group. The Group was also recognised at Cannes for its creative leadership. The following tables summarise the measures in place for 2011, along with the committee's assessment of the level of performance.

Sir Martin Sorrell	2011 target performance range	Achievement	Actual bonus (% of salary)
Group financial objectives	Headline PBT growth; headline PBT margin improvement and revenue growth.	Above Maximum	167%
Individual strategic objectives	Relative financial performance of WPP against key competitors.	Target	83%
Key business achievements	Creative reputation recognition; succession planning; capital effectiveness and acquisition success.	Target to Maximum	135%
Total			**385%**

In 2011 the committee decided that a greater portion (60%) of the achieved total bonus be delivered in the form of deferred shares (ESA)

Paul Richardson	2011 target performance range	Achievement	Actual bonus (% of salary)
Group financial objectives	Headline PBT growth; headline PBT margin improvement and revenue growth.	Above Maximum	100%
Individual strategic objectives	Cost reduction in IT, Finance and Establishment; property management.	Target to Maximum	90%
Key business achievements	Development of sustainability strategy and practice; finance talent development.	Target to Maximum	85%
Total			**275%**

To be delivered as 50% deferred shares (ESA) and 50% cash

Mark Read	2011 target performance range	Achievement	Actual bonus (% of salary)
Group financial objectives	Headline PBT growth; headline PBT margin improvement and revenue growth.	Above Maximum	67%
Individual strategic objectives	Digital performance and improvement of the Group's digital assets and capability through acquisition and development of data and technology strategy; successfully integrate acquisitions.	Target to Maximum	60%
Key business achievements	Develop WPP Digital through the launch of Possible Worldwide, Xaxis and other initiatives.	Target to Maximum	63%
Total			**190%**

To be delivered as 50% deferred shares (ESA) and 50% cash

The committee has determined that deferred shares (ESAs) will, subject to continued employment, vest after two years.

The executive directors are eligible to participate (although, in 2011, have chosen not to participate) in a cash bonus deferral plan whereby they can defer receipt of part of their bonus for four years, and receive a 25% match in the form of WPP shares (subject to continuous employment).

Bonus opportunity for the executive directors will be unchanged for 2012, but the measures and ranges will be assessed in light of expectations and the business strategy, meaning that they may change depending on the strategic imperatives for 2012.

Long-term incentives

During the latter part of 2011, the committee reviewed the long-term incentive plans to assess whether they continued to meet the strategic objectives of the Company. The conclusion of the review was that the plan design, grant levels and vesting schedules remained appropriate and well suited to the nature of the business. While the committee believes that the relative TSR measure used in LEAP for a number of years continues to be the most appropriate performance measure, the committee periodically reviews whether the Plan would be strengthened by the addition of one or two further non-market measures in order to balance TSR.

Other than share options, it is intended that all awards will be satisfied out of WPP shares held in treasury or one of the Company's employee share ownership plans (ESOPs).

Leadership Equity Acquisition Plan III

In 2011, awards under LEAP III were made to 15 of the Group's key executives. Details of the awards made to the executive directors can be found on page 140.

LEAP III is a co-investment plan under which participants must make and retain an investment in WPP shares (investment shares) in order to be eligible to receive awards. The committee may also extend the invitation to participate in the Plan to include options over WPP shares as part of the co-investment commitment. In 2011, participants were not given this opportunity.

LEAP III awards provide participants with the opportunity to earn additional WPP shares to match their investments (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company's TSR performance measured over five years and compared with a peer group.

Following the end of a performance period, the Plan rules require the committee to perform a 'fairness review' dependent upon which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest.

As previously reported in the 2010 Compensation Committee report, the 2006 award vested in March 2011 with a match of 4.14 shares for each investment share committed.

Vesting of the 2007-2011 LEAP award

In undertaking the fairness review described above for the 2007-2011 LEAP award, the committee considered a broad range of factors when determining whether the relative TSR result was representative of Group performance over the five-year performance period from January 2007 to December 2011, and the extent to which there were factors that required the result to be adjusted. For the vesting of the 2007 award the committee considered the following factors:

- the impact of major exchange rate shifts on the common currency TSR calculation (as illustrated by the TSR graphs shown on page 131);
- the underlying financial performance of the Company relative to its peers, covering a range of measures including EPS, PBIT, margin and revenue growth; and
- the constituents of the comparator group and whether there were any extraordinary events that could have had a positive or negative impact on their TSR performance.

On review, the committee determined that there had been no significant events at any of the comparator group companies during the performance period and, therefore, no adjustment was required.

In respect of the first factor, during the performance period sterling dropped sharply against the other currencies that feature in our peer group, falling 45% against the yen, 22% against the euro and 16% against the US dollar. This dramatic currency shift is a factor that the committee has previously had to consider when determining the vesting for prior awards, once adjusting the match upwards from the common currency result and once adjusting the match downwards. These significant currency movements meant that, while on a local currency basis WPP's TSR ranked between second and third place (above both Omnicom and Interpublic and equating to a match of 4.62), on a common currency basis WPP ranked below median, equating to zero vesting.

The committee was of the view that the unprecedented turmoil in the currency markets during the financial crisis was an extraordinary event. Given the very international focus of the comparator group, (with all but one of our comparators listed outside the UK) and the five-year investment and performance period, this event has impacted several award cycles under the Plan including some awards that are yet to vest. While the committee has previously considered and adjusted for the impact of currency fluctuations, this is the most significant impact that has been observed to date.

The committee determined that this factor of currency, which was outside management control, had materially affected WPP's relative TSR ranking and meant that the common currency TSR result was not a fair reflection of the Company's true performance relative to its peers. This was supported by a review of the Company's financial performance relative to the comparator group. Therefore, the committee's judgement was to use the average of the common and local currency results, resulting in a match of 2.31 for the 2007 awards (which was also consistent with the underpinning measures considered by the committee). This implies a ranking between fourth and fifth out of nine companies, which the committee felt to be more representative of the Company's underlying performance over the five-year performance period.

Management share incentive plans

The Company uses share-based compensation methods across the workforce, which not only helps the Company to incentivise, retain and recruit talent, but also encourages a strong ownership culture among employees. Share awards are granted under the Restricted Stock Plan, and share option awards are granted to employees under either the Executive Stock Option Plan or the Worldwide Ownership Plan.

- The Restricted Stock Plan is used to satisfy awards under the short-term incentive plans (including the ESAs) as well as to grant awards under the WPP Leaders, Partners and High Potential program. This program is used to reward, retain and align the interests of about 1,250 of our key executives with the interests of share owners. In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group. Executive directors are ineligible to participate in the WPP Leaders, Partners and High Potential program, although they are eligible to receive ESAs under the Restricted Stock Plan.
- The Executive Stock Option Plan is used to make special grants of options in order to attract or retain key talent. One award was granted to an employee in 2011 (none were granted in 2010).
- The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. During 2011, awards were made to over 47,000 employees. By 31 December 2011, options under this plan had been granted to approximately 110,400 employees over 49.2 million shares since March 1997. Executives who participate in one of the other share plans described above are ineligible to participate in this plan.

Share incentive dilution for 2001 to 2011

The share incentive dilution level, measured on a 10-year rolling basis, has remained constant at 4.4% at 31 December 2011 (4.4% – 2010). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Compensation in 2012

Having set out the Compensation Committee's decisions and the changes to compensation during 2011, the committee wishes to keep share owners informed of the policy that it intends to apply in 2012. This policy can be summarised as:

- the base salary and fees of all executive and non-executive directors will be unchanged;
- pension contributions and cash allowances for the executive directors will be unchanged;
- executive directors' entitlement to STIP and ESA opportunity will be unchanged;
- executive directors' entitlement to participate in LEAP will be unchanged; and
- LEAP performance measures will be reviewed and if changes are thought appropriate, share owners will be consulted.

The committee will also continue to monitor the UK Government's proposed changes in the area of executive pay and the consequential implications on disclosure and future pay policy.

Key elements of short and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of control
Short-term					
Base salary	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and business unit level.	The cash bonuses of executive directors do not crystallise on a change of control.
Performance share awards	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non-financial) at operating company level. Further two-year retention period.	See note below for Restricted Stock Plan.
Executive share awards	To incentivise delivery of value and to align with interests of share owners.	Key head office executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two- or three-year retention period.	See note below for Restricted Stock Plan.
Long-term					
LEAP III and Renewed LEAP	To incentivise long-term performance by comparing WPP's TSR against the TSR of key comparators (which are weighted by market capitalisation in the case of LEAP III), and to maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, (weighted by market capitalisation in the case of LEAP III), subject to a fairness review by the Compensation Committee.	On a change of control, the investment period for all outstanding awards ends, the number of vesting shares is determined at that date (pro-rated in the case of LEAP III) and any other rights cease. The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior head office executives.	n/a	Typically three-year retention period.	The vesting period for all outstanding awards is deemed to end. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards or that outstanding awards are unaffected by the change of control.
Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions, if any, are determined at the time of grant of the award.	The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.
Worldwide Ownership Plan	To develop a stronger ownership culture.	Employees with at least two years' employment. Not offered to those participating in other share programs or to executive directors.	n/a	Three-year vesting period.	The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.

Directors' remuneration and other statutory information

With the exception of the section entitled *Non-regulatory and non-audited information on executive directors' compensation*, the following tables and information are either required by statute or recommended by best practice guidelines. All information in this part other than the section entitled *Non-regulatory and non-audited information on executive directors' compensation* has been audited.

Policy on directors' service contracts, notice periods, termination payments and external appointments

The Company's policy is that contracts should be on a rolling basis and will not include either a fixed term or liquidated damages provisions. Sir Martin Sorrell's service contract may be terminated by the Company or by Sir Martin without, in either case, notice needing to be given – a so-called 'contract at will'. This means that the Company may terminate Sir Martin's service contract without the need to pay compensation for any notice period.

	Effective from	Notice period
Sir Martin Sorrell	19 Nov 2008	'At will'
Paul Richardson	19 Nov 2008	12 months
Mark Read	19 Nov 2008	6 months

Executive directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a share owner in that organisation, non-executive fees for these roles are waived. However, if the Company is not a share owner in that organisation, any non-executive fees can be retained by the office holder.

Executive directors' emoluments

The value of salary and fees, benefits, pension contributions and annual incentives paid both in cash (under the STIP) and shares (ESAs) for the year ending 31 December 2011 are set out in the table below. The table also shows comparative numbers for 2010. In the case of the STIP and ESAs, the figures shown are the value of the awards in respect of the year in question (although they were received in the following year). Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2011 have been converted into sterling at an exchange rate of $1.6032 to £1 ($1.5461 for 2010).

					Short-term incentives							
	Salary and fees		Other benefits		Annual cash bonus (STIP)		Deferred share bonus (ESA)		Total annual remuneration		Pension contributions	
	2011 £000	2010 £000	2011 £000	2010 £000	2011 £000	2010 £000	2011 £000	2010 £000	2011 £000	2010 £000	2011 £000	2010 £000
Executive directors												
Sir Martin Sorrell[1,2,3]	1,306	1,009	459	374	2,002	1,900	3,003	950	6,770	4,233	585	400
Paul Richardson	677	637	100	106	930	682	930	757	2,637	2,182	198	191
Mark Read	425	325	3	2	404	219	404	293	1,236	839	43	33
Total remuneration	**2,408**	**1,971**	**562**	**482**	**3,336**	**2,801**	**4,337**	**2,000**	**10,643**	**7,254**	**826**	**624**

[1] During 2011 an amount of approximately £7,402 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£6,813 in 2010).

[2] Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable (totalling £1,339,364) were made to Sir Martin Sorrell during 2011 (£1,081,172 during 2010) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[3] Benefits include other items such as healthcare, life assurance, spouse travel, allowances for cars and housing.

Non-regulatory and non-audited information on executive directors' compensation

There are often differences between the compensation amounts which our executive directors are granted in any particular year and the amounts they actually receive. This is because, in addition to cash (base salary and fees, pension and STIP), executive directors (and other senior management in the Group) are also awarded deferred shares (ESAs) as part of their annual bonus. ESA awards usually vest two years after grant, and can only be sold once vested.

In the case of LEAP awards, as is described elsewhere in this report, executive directors are annually invited to participate in LEAP. Such invitation requires the executive director to make and retain an investment in shares as determined by the committee. At the end of a five-year performance period (which begins in the year of grant of a LEAP award), the committee determines the number of matching shares to which participants are entitled, using criteria which are explained on page 134. The matching shares, if any, are not received (and cannot be sold) by the participant until the performance period has ended and the committee has made that determination.

The committee believes that it is more transparent, and in the spirit of the UK government's current proposed changes in the area of executive pay, to disclose the value of amounts received by each executive director (based on the timing differences described above) in addition to the previous emoluments table (which is required by statute). The information contained in the below table is not required by statute.

Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2011 have been converted into sterling at an exchange rate of $1.6032 to £1.

Amounts received by executive directors in 2011

			Short-term incentives						
	Salary and fees	Other benefits[1]	Annual cash bonus (STIP)[2]	Deferred share bonus (ESA)[3]	Pension contributions	Dividend equivalents[4]	Deferred bonus[5]	LEAP award[6]	Total annual remuneration
	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive directors									
Sir Martin Sorrell	1,306	459	2,002	1,694	585	1,340	–	5,575	12,961
Paul Richardson	677	100	930	1,237	198	–	–	2,484	5,626
Mark Read	425	3	404	517	43	–	98	621	2,111
Total received remuneration	**2,408**	**562**	**3,336**	**3,448**	**826**	**1,340**	**98**	**8,680**	**20,698**

[1] Benefits include items such as healthcare, life assurance, spouse travel, allowance for cars and housing.
[2] The annual cash bonus (STIP) is in respect of 2011 performance (paid in April 2012).
[3] The deferred share bonus (ESA) is in respect of 2008 performance (granted in March 2009 and vested in March 2011).
[4] Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable were made to Sir Martin Sorrell during 2011 in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).
[5] The deferred bonus is an ABDP award in respect of 2006 performance (granted in April 2007 and vested in March 2011).
[6] The value of the 2006-2010 LEAP award on vesting is the market value of the matching shares associated with the 2006 LEAP awards on the date of vesting (March 2011).

The following table shows the number and value (as at 31 December 2011) of WPP shares required to be held by the executive directors for five years, as an investment in WPP, to entitle them to receive any matching shares on vesting of their awards under LEAP. In addition to retaining such significant investments in WPP, the vesting of any matching shares is conditional on WPP's relative TSR performance against the comparator group (as explained on page 134).

	Aggregate number of shares committed to LEAP at 31 December 2011	Value of investment at 31 Dec 2011[1] £000
Sir Martin Sorrell	1,861,041	12,571
Paul Richardson	473,530	3,199
Mark Read	119,586	808

[1] Share price at 31 December 2011: £6.755

Options held by executive directors

The options held by Mark Read at 31 December 2011 were granted prior to him becoming a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2011 (no. of shares)	Granted (lapsed) 2011 (no. of shares)	Exercised 2011 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2011 (no. of shares)	Share price 31 Dec 2011[1]
Mark Read	17.11.2003	17.11.2013	£5.595	10,615	–	–	–	–	10,615	£6.755
	29.10.2004	29.10.2014	£5.535	9,879	–	–	–	–	9,879	£6.755

[1] Share price 12-month high/low: £8.465/£5.78.

ESA and Restricted Stock Awards held by executive directors

All awards made under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include grants in relation to the 2011 ESA as these were not granted at the time of going to print.

		Award date	Share plan	Share/ADR price on grant date	No. of shares/ ADRs originally awarded	Value on grant day 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Share price on vesting	Value on vesting 000
Sir Martin Sorrell	2008 ESA Award	09.03.09	ESA	£3.83625	196,285	£753	11,730	208,015	06.03.11	£8.145	£1,694
	2009 ESA Award	04.05.10	ESA	£6.7775	80,560	£546	–	–	06.03.13	–	–
	2010 ESA Award	31.03.11	ESA	£7.6825	123,657	£950	–	–	06.03.13	–	–
Paul Richardson	2008 ESA Award	09.03.09	ESA	£3.83625	143,369	£550	8,567	151,936	06.03.11	£8.145	£1,237
	2009 ESA Award[1]	04.05.10	ESA	$51.59	11,813	$609	–	–	06.03.13	–	–
	2010 ESA Award[1]	31.03.11	ESA	$61.76	19,121	$1,181	–	–	06.03.13	–	–
Mark Read	Def Bonus 2006	27.04.07	Deferred bonus	£7.4775	9,526	£71	3,472[2]	12,998	16.03.11	£7.575	£98
	2008 ESA Award	09.03.09	ESA	£3.83625	59,954	£230	3,582	63,536	06.03.11	£8.145	£517
	2009 ESA Award	04.05.10	ESA	£6.7775	23,164	£157	–	–	06.03.13	–	–
	2010 ESA Award	31.03.11	ESA	£7.6825	38,138	£293	–	–	06.03.13	–	–

[1] Paul Richardson's 2009 and 2010 ESA Awards were granted in respect of ADRs.
[2] Represents the combined total of matching shares and shares granted in lieu of dividends.

Long-Term Incentive Plan awards – Leadership Equity Acquisition Plans

Name	Grant/ award date	Investment and performance period	Number of investment shares	Share price on grant date	Maximum number of matching units at 1 Jan 2011	During 2011 Granted/ (lapsed) units	During 2011 Additional dividend shares	During 2011 Vested or deferred shares	Maximum number of matching units at 31 Dec 2011	Share price on vest/ deferral date	Value on vest/ deferral date 000
Sir Martin Sorrell	15.11.06	01.01.06-31.12.10	156,536	£6.84	782,680	(134,621)	74,188	722,247	782,680	£7.72	£5,575
	11.12.07	01.01.07-31.12.11	148,742	£6.23	743,710	–	–	–	743,710	–	–
	31.10.08	01.01.08-31.12.12	218,596	£3.749	1,092,980	–	–	–	1,092,980	–	–
	15.12.09	01.01.09-31.12.13	365,878	£6.1025	1,829,390	–	–	–	1,829,390	–	–
	24.11.10	01.01.10-31.12.14	416,666	£7.2475	2,083,330	–	–	–	2,083,330	–	–
	07.12.11	01.01.11-31.12.15	711,159	£6.6475	–	3,555,795	–	–	3,555,795	–	–
Paul Richardson	15.11.06	01.01.06-31.12.10	66,102	£6.84	330,510	(56,848)	31,328	304,990	330,510	£8.145	£2,484
	11.12.07	01.01.07-31.12.11	59,497	£6.23	297,485	–	–	–	297,485	–	–
	31.10.08	01.01.08-31.12.12	109,298	£3.749	546,490	–	–	–	546,490	–	–
	15.12.09	01.01.09-31.12.13	103,423	£6.1025	517,115	–	–	–	517,115	–	–
	24.11.10	01.01.10-31.12.14	100,968	£7.2475	504,840	–	–	–	504,840	–	–
	07.12.11	01.01.11-31.12.15	100,344	£6.6475	–	501,720	–	–	501,720	–	–
Mark Read	15.11.06	01.01.06-31.12.10	16,525	£6.84	82,625	(14,212)	7,832	76,246	82,625	£8.145	£621
	11.12.07	01.01.07-31.12.11	14,874	£6.23	74,370	–	–	–	74,370	–	–
	31.10.08	01.01.08-31.12.12	21,859	£3.749	109,295	–	–	–	109,295	–	–
	15.12.09	01.01.09-31.12.13	27,406	£6.1025	137,030	–	–	–	137,030	–	–
	24.11.10	01.01.10-31.12.14	25,281	£7.2475	126,405	–	–	–	126,405	–	–
	07.12.11	01.01.11-31.12.15	30,166	£6.6475	–	150,830	–	–	150,830	–	–

Awards granted in 2006, 2007 and 2008 were granted under the Renewed Leadership Equity Acquisition Plan. Awards granted in 2009, 2010 and 2011 were granted under the Leadership Equity Acquisition Plan III.

Vesting Schedules

The vesting schedules used for the various awards under both plans are shown in the following tables. In respect of awards granted in 2007 and 2008, when actual performance falls between these positions, the match is calculated on a proportionate basis. In respect of awards granted in 2009, 2010 and 2011, when actual performance is not exactly equal to a percentile in the table below, but is more than 50% and less than 90%, the percentage of matching shares will be determined on a straight-line basis between the relevant figures.

Awards granted in 2007

Rank compared to comparator group	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Awards granted in 2008

Rank compared to comparator group	Number of matching shares
1	5
2	5
3	4
4	3
Median	1.5
Below median	0

Awards granted in 2009, 2010 and 2011

Aggregate market capitalisation percentile	Number of matching shares
90th percentile	500%
80th percentile	420%
70th percentile	330%
60th percentile	240%
50th percentile	150%
40th percentile	0%
30th percentile	0%
20th percentile	0%
10th percentile	0%
Bottom	0%

Comparator Groups

The comparator groups used for the awards under Renewed LEAP (2007 and 2008) and LEAP III (2009, 2010 and 2011) are shown in the following table. Where a company that delists during a performance period has an undisturbed share price for less than 40% of that performance period, the Compensation Committee would usually exclude that company from the comparator group for the award in question. Otherwise, the company would usually be deemed to be disposed of and the proceeds reinvested, in respect of LEAP III, in a market capitalisation weighted index, and in respect of Renewed LEAP, in a non-market capitalisation weighted index, both of which track the TSR of the remaining comparator companies.

Grant year	Comparator group
2007	Aegis, Arbitron, Dentsu, GfK, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2008	Aegis, Arbitron, Dentsu, GfK, Havas Advertising, Interpublic, Ipsos, Omnicom Group and Publicis
2009	Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom Group and Publicis
2010	Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom Group and Publicis
2011	Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom Group and Publicis

Non-executive directors' remuneration

The fee structure used to compensate the non-executive directors (NEDs) is as follows:

Position/role	2011 fees
Chairman	£425,000
Senior independent director	£20,000
Non-executive director	£65,000
Chairmanship of Audit or Compensation Committee	£40,000
Chairmanship of Nomination and Governance Committee	£15,000
Member of Audit and Compensation Committee	£20,000
Member of Nomination and Governance Committee	£5,000

The fees paid to NEDs are normally reviewed every two years and any changes are approved by the Board. UK-based NEDs who are required to travel outside the UK to consider Company-related matters at meetings called at short notice will be paid £1,000 for attendance at each of those meetings. The fees detailed above are the only payments receivable by NEDs. Mr Morten will also be paid a fee of £20,000 for additional services that he provides to the Board. NEDs receive no other payments or benefits other than those fees detailed in the table below.

The table below shows actual fees paid for the year 2011. The notice period for all NEDs is two months.

Director	Date of original contract	Expiry of current contract	Committee membership	2011 £000	2010 £000
P Lader[1]	26.02.01	05.10.14	Chairman of the Company, chairman of Nomination and Governance Committee and member of Compensation Committee	425	315
C Day	25.07.05	05.10.14	Member of Audit Committee and member of Compensation Committee	112	65
E Dyson	29.06.99	05.10.14	Member of Compensation Committee and member of Nomination and Governance Committee	90	70
O Gadiesh	28.04.04	05.10.14	Member of Nomination and Governance Committee	70	65
R Li	11.10.10	11.10.13		65	14
S W Morten[2]	02.12.91	05.10.14	Ex officio member of all committees	85	70
K Naganuma[3]	23.01.04	05.10.14		–	–
L Olayan[4]	18.03.05	05.10.14	Member of Nomination and Governance Committee	70	–
J A Quelch[5]	10.07.91	05.10.14		70	94
J Rosen	20.12.04	05.10.14	Chairman of Compensation Committee, member of Audit Committee and senior independent director	145	82
T Shriver	06.08.07	05.10.14	Member of Compensation Committee	85	65
P Spencer	28.04.04	05.10.14	Chairman of Audit Committee	106	80
S Trujillo	11.10.10	11.10.13	Member of the Audit Committee	85	15

[1] From 1 January 2011, the chairman is not entitled to any further fees or salary for either chairmanship or membership of any of the Company's committees.
[2] Fee includes ex officio payment of £20,000 (£6,000 in 2010).
[3] Received no fees in 2010 and 2011.
[4] Waived fee in 2010.
[5] Fee includes £4,680 (£34,038 in 2010) for consulting services.

Directors' interests

Directors' interests in the Company's ordinary share capital, all of which were beneficial (unless otherwise stated), are shown in the following table. Save as disclosed in this table and in the report of the Compensation Committee, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2011, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 20,599,871 shares in the Company (22,083,378 in 2010). Further details of the long-term incentive plans are given in the notes on pages 140, 141 and 143 (below).

	At 1 Jan 2011 or appointment date	Shares acquired through long-term incentive plan awards in 2011		Movement during 2011 inc. shares purchased in 2011	At 31 Dec 2011	Shares acquired through long-term incentive plan awards in 2012		Other movements since 31 Dec 2011	At 20 Apr 2012	Shares contributed to charity 2007-2011 (and no longer beneficially owned)
		Vested	(Sold)			Vested	(Sold)			
C Day	15,240	–	–	–	15,240	–	–	–	15,240	–
E Dyson	35,000	–	–	–	35,000	–	–	–	35,000	–
O Gadiesh	–	–	–	–	–	–	–	–	–	–
P Lader	11,950	–	–	–	11,950	–	–	–	11,950	–
R Li	–	–	–	–	–	–	–	–	–	–
S W Morten	20,000	–	–	–	20,000	–	–	–	20,000	–
K Naganuma[1]	–	–	–	–	–	–	–	–	–	–
L Olayan	–	–	–	10,000	10,000	–	–	–	10,000	–
J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000	–
M Read[2]	97,126	139,782	(139,782)	7,605	104,731	38,633	(38,633)	–	104,731	–
P W G Richardson[2,3]	494,790	456,926	(415,926)	–	535,790	154,538	(77,273)	–	613,055	–
J Rosen	12,000	–	–	–	12,000	–	–	–	12,000	–
T Shriver	10,000	–	–	–	10,000	–	–	–	10,000	–
P Spencer	10,000	–	–	–	10,000	–	–	–	10,000	–
S Trujillo	10,000	–	–	–	10,000	–	–	–	10,000	–
Sir Martin Sorrell[2,4,5,6]	16,857,601	930,262	–	(264,000)	17,523,863	386,344	–	–	17,910,207	805,936[7]

1 K Naganuma is a director of Asatsu-DK, which at 20 April 2012 had interests in 31,295,646 shares representing 2.48% of the issued share capital of the Company.
2 Interests include investment shares committed to the 2008, 2009, 2010 and 2011 awards under the LEAP plans but do not include matching shares from these awards, if any.
3 In March 2012, Mr Paul Richardson agreed to charge 15,453 WPP ADRs to Bank of America, N.A. as security for existing bank facilities made available to him. The total number of WPP ADRs charged by Mr Paul Richardson to Bank of America, N.A. after that transaction is 115,611.
4 Includes 4,176,833 shares pursuant to the vesting of the 2004 and 2005 awards, part of the 2006 award and the 2007 award granted under LEAP. The receipt of these awards has been deferred until November 2017.
5 Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and comprised the UK and US Deferred Stock Units Awards Agreements.
6 In March 2011, Sir Martin Sorrell gifted 264,000 ordinary shares to the JMMRJ Sorrell Charitable Foundation.
7 The JMMRJ Sorrell Charitable Foundation, of which Sir Martin Sorrell is a joint trustee, has an interest of 805,936 WPP plc shares. Sir Martin has no beneficial interest in these shares.

Jeffrey Rosen
Chairman of the Compensation Committee
on behalf of the Board of Directors of WPP plc
20 April 2012





Our 2011 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2011.

The Group's financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

- Brand names (with finite lives) – 10-20 years.
- Customer related intangibles – 3-10 years.
- Other proprietary tools – 3-10 years.
- Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 (revised) Business Combinations.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors' estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- Freehold buildings – 50 years.
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.
- Fixtures, fittings and equipment – 3-10 years.
- Computer equipment – 3-5 years.

Interests in associates and joint ventures

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Other investments

Other investments are designated as 'available for sale' and are shown at fair value with any movements in fair value taken to equity.

On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year.

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Foreign currency and interest rate hedging

The Group's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The consolidated income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Other debt

Other interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal and contracts directly with suppliers for media payments and production costs, the revenue recorded is the gross amount billed.

Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Consumer Insight

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Such liabilities are classified as current when the Group expects to settle the liability within 12 months and the remainder as non-current. Any interest and penalties accrued are included in income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group's tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the consolidated statement of comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate trustee-administered funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

- IFRS 7 (amended): Financial Instruments: Disclosures;
- IFRS 9: Financial Instruments;
- IFRS 10: Consolidated Financial Statements;
- IFRS 11: Joint Arrangements;
- IFRS 12: Disclosure of Interests in Other Entities;
- IFRS 13: Fair Value Measurement;
- IAS 1 (amended): Presentation of Financial Statements;
- IAS 12 (amended): Income Taxes;
- IAS 19 (amended): Employee Benefits;
- IAS 27 (revised): Separate Financial Statements;
- IAS 28 (revised): Investments in Associates and Joint Ventures; and
- IAS 32 (amended): Financial Instruments: Presentation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

In the current year, the following Standards and Interpretations became effective:

- IAS 24 (revised): Related Party Transactions;
- IAS 32 (amended): Classification of Rights Issues;
- IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and
- IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these Standards and Interpretations has not led to any changes in the Group's accounting policies.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group's accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill and other intangibles, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

Directors' responsibility statement

We confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the management report, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

20 April 2012

Consolidated income statement

For the year ended 31 December 2011	Notes	2011 £m	2010 £m	2009 £m	2011 $m[3]	2010 $m[3]	2009 $m[3]
Billings[1]		44,791.8	42,683.6	37,919.4	71,749.2	65,961.2	59,388.7
Revenue	2	10,021.8	9,331.0	8,684.3	16,053.4	14,416.2	13,598.2
Direct costs		(783.3)	(770.5)	(703.6)	(1,253.7)	(1,190.0)	(1,103.8)
Gross profit		9,238.5	8,560.5	7,980.7	14,799.7	13,226.2	12,494.4
Operating costs	3	(8,046.3)	(7,587.5)	(7,219.0)	(12,896.3)	(11,728.2)	(11,275.6)
Operating profit		1,192.2	973.0	761.7	1,903.4	1,498.0	1,218.8
Share of results of associates	4	66.1	55.2	57.0	105.8	85.3	91.2
Profit before interest and taxation		1,258.3	1,028.2	818.7	2,009.2	1,583.3	1,310.0
Finance income	6	97.3	81.7	150.4	155.3	126.0	241.4
Finance costs	6	(297.2)	(276.8)	(355.4)	(475.9)	(427.8)	(562.3)
Revaluation of financial instruments	6	(50.0)	18.2	48.9	(79.2)	30.1	80.1
Profit before taxation		1,008.4	851.3	662.6	1,609.4	1,311.6	1,069.2
Taxation	7	(91.9)	(190.3)	(155.7)	(151.1)	(294.4)	(249.3)
Profit for the year		916.5	661.0	506.9	1,458.3	1,017.2	819.9
Attributable to:							
Equity holders of the parent		840.1	586.0	437.7	1,335.7	901.0	708.1
Non-controlling interests		76.4	75.0	69.2	122.6	116.2	111.8
		916.5	661.0	506.9	1,458.3	1,017.2	819.9
Headline PBIT	31	1,429.0	1,228.7	1,017.2	2,281.5	1,893.3	1,622.7
Headline PBIT margin	31	14.3%	13.2%	11.7%	14.2%	13.1%	11.9%
Headline PBT	31	1,229.1	1,033.6	812.2	1,960.9	1,591.5	1,301.8
Earnings per share[2]							
Basic earnings per ordinary share	9	67.6p	47.5p	35.9p	107.5¢	73.1¢	58.1¢
Diluted earnings per ordinary share	9	64.5p	45.9p	35.3p	102.6¢	70.6¢	57.2¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

[1] Billings is defined on page 182.

[2] The calculations of the Group's earnings per share and headline earnings per share are set out in note 9.

[3] The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.6032 to the pound sterling for the year 2011 (2010: US$1.5461, 2009: US$1.5667).

Consolidated statement of comprehensive income

For the year ended 31 December 2011	**2011 £m**	2010 £m	2009 £m
Profit for the year	**916.5**	661.0	506.9
Exchange adjustments on foreign currency net investments	**(256.3)**	156.3	(155.6)
Gain/(loss) on revaluation of available for sale investments	**11.3**	(59.8)	(13.5)
Actuarial loss on defined benefit pension plans	**(72.0)**	(0.4)	(7.2)
Deferred tax on defined benefit pension plans	**0.1**	0.2	(4.4)
Other comprehensive (loss)/income relating to the year	**(316.9)**	96.3	(180.7)
Total comprehensive income relating to the year	**599.6**	757.3	326.2
Attributable to:			
Equity holders of the parent	**529.5**	672.6	270.4
Non-controlling interests	**70.1**	84.7	55.8
	599.6	757.3	326.2

Note
The accompanying notes form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the year ended 31 December 2011

	Notes	2011 £m	2010 £m	2009 £m
Net cash inflow from operating activities	11	**665.2**	1,361.2	818.8
Investing activities				
Acquisitions and disposals	11	**(469.8)**	(200.1)	(118.4)
Purchases of property, plant and equipment		**(216.1)**	(190.5)	(222.9)
Purchases of other intangible assets (including capitalised computer software)		**(37.1)**	(27.0)	(30.4)
Proceeds on disposal of property, plant and equipment		**13.2**	7.6	9.2
Net cash outflow from investing activities		**(709.8)**	(410.0)	(362.5)
Financing activities				
Share option proceeds		**28.8**	42.7	4.1
Cash consideration for non-controlling interests	11	**(62.6)**	(15.1)	(26.4)
Share repurchases and buy-backs	11	**(182.2)**	(46.4)	(9.5)
Net increase/(decrease) in borrowings	11	**301.4**	19.8	(426.3)
Financing and share issue costs		**(11.9)**	(3.5)	(18.8)
Equity dividends paid		**(218.4)**	(200.4)	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings		**(62.2)**	(66.7)	(63.0)
Net cash outflow from financing activities		**(207.1)**	(269.6)	(729.7)
Net (decrease)/increase in cash and cash equivalents		**(251.7)**	681.6	(273.4)
Translation differences		**(29.9)**	82.2	(98.7)
Cash and cash equivalents at beginning of year		**1,709.8**	946.0	1,318.1
Cash and cash equivalents at end of year	11	**1,428.2**	1,709.8	946.0

	Notes	2011 £m	2010 £m	2009 £m
Reconciliation of net cash flow to movement in net debt:				
Net (decrease)/increase in cash and cash equivalents		**(251.7)**	681.6	(273.4)
Cash (inflow)/outflow from (increase)/decrease in debt financing		**(289.5)**	(16.3)	445.1
Debt acquired		**(17.5)**	–	–
Other movements		**(16.4)**	(17.7)	35.1
Translation differences		**(1.3)**	104.4	220.4
Movement of net debt in the year		**(576.4)**	752.0	427.2
Net debt at beginning of year		**(1,888.4)**	(2,640.4)	(3,067.6)
Net debt at end of year	10	**(2,464.8)**	(1,888.4)	(2,640.4)

Note
The accompanying notes form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2011

	Notes	2011 £m	2010 £m
Non-current assets			
Intangible assets:			
Goodwill	12	**9,430.8**	9,106.3
Other	12	**1,859.9**	1,904.5
Property, plant and equipment	13	**728.3**	708.4
Interests in associates and joint ventures	14	**801.3**	792.1
Other investments	14	**190.8**	173.7
Deferred tax assets	15	**86.0**	79.1
Trade and other receivables	17	**309.1**	323.5
		13,406.2	13,087.6
Current assets			
Inventory and work in progress	16	**333.9**	366.0
Corporate income tax recoverable		**88.5**	82.9
Trade and other receivables	17	**8,919.7**	8,843.4
Cash and short-term deposits		**1,946.6**	1,965.2
		11,288.7	11,257.5
Current liabilities			
Trade and other payables	18	**(11,165.5)**	(11,703.6)
Corporate income tax payable		**(113.4)**	(115.8)
Bank overdrafts and loans	20	**(518.4)**	(255.4)
		(11,797.3)	(12,074.8)
Net current liabilities		**(508.6)**	(817.3)
Total assets less current liabilities		**12,897.6**	12,270.3
Non-current liabilities			
Bonds and bank loans	20	**(3,893.0)**	(3,598.2)
Trade and other payables	19	**(553.1)**	(388.6)
Corporate income tax payable		**(379.5)**	(481.8)
Deferred tax liabilities	15	**(741.4)**	(750.7)
Provision for post-employment benefits	23	**(282.3)**	(241.5)
Provisions for liabilities and charges	21	**(154.0)**	(161.6)
		(6,003.3)	(5,622.4)
Net assets		**6,894.3**	6,647.9
Equity			
Called-up share capital	26	**126.6**	126.4
Share premium account		**105.7**	54.5
Shares to be issued		**2.4**	3.1
Merger reserve		**(5,136.2)**	(5,136.8)
Other reserves	27	**938.9**	1,182.8
Own shares		**(177.6)**	(144.8)
Retained earnings		**10,803.5**	10,361.4
Equity share owners' funds		**6,663.3**	6,446.6
Non-controlling interests		**231.0**	201.3
Total equity		**6,894.3**	6,647.9

Note
The accompanying notes form an integral part of this consolidated balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 20 April 2012.

Signed on behalf of the Board:

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Consolidated statement of changes in equity

For the year ended 31 December 2011

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2010	**125.6**	**12.6**	**5.5**	**(5,138.0)**	**1,093.1**	**(154.0)**	**9,949.2**	**5,894.0**	**181.7**	**6,075.7**
Ordinary shares issued	0.8	41.9	(2.4)	1.2	–	–	0.9	42.4	–	42.4
Exchange adjustments on foreign currency net investments	–	–	–	–	146.6	–	–	146.6	9.7	156.3
Net profit for the year	–	–	–	–	–	–	586.0	586.0	75.0	661.0
Dividends paid	–	–	–	–	–	–	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.4	70.4	–	70.4
Tax adjustment on share-based payments	–	–	–	–	–	–	21.1	21.1	–	21.1
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	9.2	(55.6)	(46.4)	–	(46.4)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.2	0.2	–	0.2
Loss on revaluation of available for sale investments	–	–	–	–	(59.8)	–	–	(59.8)	–	(59.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.9	–	0.9	3.8	–	3.8
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	**126.4**	**54.5**	**3.1**	**(5,136.8)**	**1,182.8**	**(144.8)**	**10,361.4**	**6,446.6**	**201.3**	**6,647.9**
Ordinary shares issued	0.6	30.4	(0.7)	0.6	–	–	–	30.9	–	30.9
Share cancellations	(0.7)	–	–	–	0.7	–	(45.9)	(45.9)	–	(45.9)
Treasury share additions	–	–	–	–	–	(29.8)	–	(29.8)	–	(29.8)
Treasury share allocations	–	–	–	–	–	0.8	(0.8)	–	–	–
Exchange adjustments on foreign currency net investments	–	–	–	–	(250.0)	–	–	(250.0)	(6.3)	(256.3)
Net profit for the year	–	–	–	–	–	–	840.1	840.1	76.4	916.5
Dividends paid	–	–	–	–	–	–	(218.4)	(218.4)	(62.2)	(280.6)
Scrip dividend	0.3	20.8	–	–	–	–	(21.1)	–	–	–
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	78.8	78.8	–	78.8
Tax adjustment on share-based payments	–	–	–	–	–	–	(11.7)	(11.7)	–	(11.7)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(3.8)	(102.7)	(106.5)	–	(106.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(72.0)	(72.0)	–	(72.0)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.1	0.1	–	0.1
Gain on revaluation of available for sale investments	–	–	–	–	11.3	–	–	11.3	–	11.3
Recognition/remeasurement of financial instruments	–	–	–	–	(5.9)	–	33.8	27.9	–	27.9
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	**126.6**	**105.7**	**2.4**	**(5,136.2)**	**938.9**	**(177.6)**	**10,803.5**	**6,663.3**	**231.0**	**6,894.3**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1] Other reserves are analysed in note 27.

[2] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Total comprehensive income relating to the year ended 31 December 2011 was £599.6 million (2010: £757.3 million).

Notes to the consolidated financial statements

For the year ended 31 December 2011

1. General information
WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is 6 Ely Place, Dublin 2, Ireland. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information
The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors
Reported contributions were as follows:

	Revenue[1] 2011 £m	**Headline PBIT[2] 2011 £m**	**Headline PBIT margin 2011 %**	Revenue[1] 2010 £m	Headline PBIT[2] 2010 £m	Headline PBIT margin 2010 %	Revenue[1] 2009 £m	Headline PBIT[2] 2009 £m	Headline PBIT margin 2009 %
Advertising and Media Investment Management	**4,157.2**	**667.9**	**16.1**	3,733.3	573.0	15.3	3,420.5	472.8	13.8
Consumer Insight	**2,458.0**	**258.7**	**10.5**	2,430.2	234.8	9.7	2,297.1	196.9	8.6
Public Relations & Public Affairs	**885.4**	**142.9**	**16.1**	844.5	133.1	15.8	795.7	122.1	15.3
Branding & Identity, Healthcare and Specialist Communications	**2,521.2**	**359.5**	**14.3**	2,323.0	287.8	12.4	2,171.0	225.4	10.4
	10,021.8	**1,429.0**	**14.3**	9,331.0	1,228.7	13.2	8,684.3	1,017.2	11.7

Notes
[1] Intersegment sales have not been separately disclosed as they are not material.
[2] A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 31. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment & write-downs £m	Share of results of associates £m	Interests in associates and joint ventures £m
2011						
Advertising and Media Investment Management	**44.5**	**112.7**	**94.2**	**–**	**36.4**	**549.9**
Consumer Insight	**12.7**	**63.1**	**49.8**	**–**	**16.3**	**101.3**
Public Relations & Public Affairs	**3.9**	**15.4**	**15.8**	**–**	**3.2**	**42.6**
Branding & Identity, Healthcare and Specialist Communications	**17.7**	**62.0**	**51.7**	**–**	**10.2**	**107.5**
	78.8	**253.2**	**211.5**	**–**	**66.1**	**801.3**
2010						
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1
2009						
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3

Notes
[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2] Depreciation of property, plant and equipment and amortisation of other intangible assets.

Balance sheet	Assets: Segment assets £m	Assets: Unallocated corporate assets[1] £m	Assets: Consolidated total assets £m	Liabilities: Segment liabilities £m	Liabilities: Unallocated corporate liabilities[1] £m	Liabilities: Consolidated total liabilities £m
2011						
Advertising and Media Investment Management	**12,075.9**			**(9,331.8)**		
Consumer Insight	**3,525.3**			**(1,058.2)**		
Public Relations & Public Affairs	**1,825.0**			**(411.4)**		
Branding & Identity, Healthcare and Specialist Communications	**5,147.6**			**(1,353.5)**		
	22,573.8	**2,121.1**	**24,694.9**	**(12,154.9)**	**(5,645.7)**	**(17,800.6)**
2010						
Advertising and Media Investment Management	11,795.7			(9,553.6)		
Consumer Insight	3,691.2			(1,143.9)		
Public Relations & Public Affairs	1,699.6			(388.4)		
Branding & Identity, Healthcare and Specialist Communications	5,031.4			(1,409.4)		
	22,217.9	2,127.2	24,345.1	(12,495.3)	(5,201.9)	(17,697.2)

Note

[1] Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Contributions by geographical area were as follows:

	2011 £m	2010 £m	2009 £m
Revenue[1]			
North America[5]	**3,388.2**	3,299.8	3,010.0
UK	**1,183.5**	1,087.6	1,029.0
Western Continental Europe[4]	**2,505.1**	2,325.3	2,327.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2,945.0**	2,618.3	2,317.5
	10,021.8	9,331.0	8,684.3

	2011 Margin	2011 £m	2010 Margin	2010 £m	2009 Margin	2009 £m
Headline PBIT[2]						
North America[5]	**15.5%**	**525.6**	14.7%	484.6	13.2%	397.9
UK	**14.0%**	**165.3**	13.6%	147.9	12.8%	131.5
Western Continental Europe[4]	**11.3%**	**284.0**	9.5%	221.6	8.3%	193.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**15.4%**	**454.1**	14.3%	374.6	12.7%	294.4
	14.3%	**1,429.0**	13.2%	1,228.7	11.7%	1,017.2

	2011 £m	2010 £m
Non-current assets[3]		
North America[5]	**4,960.4**	4,742.7
UK	**1,728.1**	1,693.3
Western Continental Europe[4]	**3,681.8**	3,728.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2,765.0**	2,649.2
	13,135.3	12,813.8

Notes

[1] Intersegment sales have not been separately disclosed as they are not material.

[2] Headline PBIT is defined in note 31.

[3] Non-current assets excluding financial instruments and deferred tax.

[4] Western Continental Europe includes Ireland with revenue of £40.3 million (2010: £37.4 million, 2009: £43.4 million), headline PBIT of £1.1 million (2010: £ 2.0 million, 2009: £3.9 million) and non-current assets of £52.4 million (2010: £65.0 million).

[5] North America includes the US with revenues of £3,149.9 million (2010: £ 3,097.9 million, 2009: £2,835.8 million), headline PBIT of £490.2 million (2010: £448.7 million, 2009: £370.9 million) and non-current assets of £4,396.5 million (2010: £4,209.7 million).

3. Operating costs

	2011 £m	2010 £m	2009 £m
Staff costs (note 5)	**5,872.5**	5,438.7	5,117.0
Establishment costs	**674.1**	659.2	691.6
Other operating costs (net)	**1,499.7**	1,489.6	1,410.4
Total operating costs	**8,046.3**	7,587.5	7,219.0
Operating costs include:			
Goodwill impairment (note 12)	**–**	10.0	44.3
Investment write-downs	**32.8**	37.5	11.1
Amortisation and impairment of acquired intangible assets (note 12)	**172.0**	170.5	172.6
Amortisation of other intangible assets (note 12)	**25.7**	25.4	30.5
Depreciation of property, plant and equipment	**178.7**	178.3	189.9
(Gains)/losses on sale of property, plant and equipment	**(0.9)**	0.7	0.4
Gains on disposal of investments	**(0.4)**	(4.1)	(31.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	**(31.6)**	(13.7)	–
Net foreign exchange losses	**1.1**	8.0	6.4
Operating lease rentals:			
Land and buildings	**459.6**	449.9	461.5
Sublease income	**(29.1)**	(32.8)	(27.0)
	430.5	417.1	434.5
Plant and machinery	**23.0**	24.8	28.0
	453.5	441.9	462.5

In 2011, operating profit includes credits totalling £14.0 million (2010: £16.5 million, 2009: £19.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2010. Further details of the Group's approach to acquisition reserves, as required by IFRS 3 (revised) Business Combinations, are given in note 28.

Investment write-downs of £32.8 million (2010: £37.5 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group's investment.

All of the operating costs of the Group are related to administrative expenses.

Auditors' remuneration:

	2011 £m	2010 £m	2009 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**1.4**	1.4	1.5
The audit of the Company's subsidiaries pursuant to legislation	**15.3**	14.8	15.0
	16.7	16.2	16.5
Other services pursuant to legislation	**3.1**	3.1	3.2
Fees payable to the auditors pursuant to legislation	**19.8**	19.3	19.7
Tax advisory services	**2.3**	2.7	2.6
Tax compliance services	**1.1**	1.2	1.5
	3.4	3.9	4.1
Corporate finance services	**0.5**	0.2	0.2
Other services[1]	**4.7**	5.1	4.8
Total non-audit fees	**8.6**	9.2	9.1
Total fees	**28.4**	28.5	28.8

Note
[1] Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals
Amounts payable in 2012 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings		
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
In respect of operating leases which expire:						
– within one year	5.5	4.8	4.1	27.4	32.7	43.1
– within two to five years	13.2	14.8	14.6	190.7	163.4	145.2
– after five years	0.5	0.2	1.1	143.6	159.7	143.7
	19.2	19.8	19.8	361.7	355.8	332.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2011 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2012	380.9	(19.5)	361.4
2013	328.5	(11.6)	316.9
2014	282.0	(3.5)	278.5
2015	248.0	(3.0)	245.0
2016	204.2	(1.7)	202.5
Later years	931.9	(1.2)	930.7
	2,375.5	(40.5)	2,335.0

4. Share of results of associates
Share of results of associates include:

	2011 £m	2010 £m	2009 £m
Share of profit before interest and taxation	**99.9**	86.0	86.3
Share of exceptional gains/(losses)	**2.1**	(0.3)	(1.6)
Share of interest and non-controlling interests	**(2.5)**	(2.7)	(0.7)
Share of taxation	**(33.4)**	(27.8)	(27.0)
	66.1	55.2	57.0

5. Our people
Our staff numbers averaged 109,971 against 101,387 in 2010 and 105,318 in 2009, including acquisitions. Their geographical distribution was as follows:

	2011	2010	2009
North America	**27,540**	25,546	25,004
UK	**10,555**	9,620	9,704
Western Continental Europe	**22,504**	21,154	22,230
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**49,372**	45,067	48,380
	109,971	101,387	105,318

Their operating sector distribution was as follows:

	2011	2010	2009
Advertising and Media Investment Management	**47,252**	42,424	42,906
Consumer Insight	**29,204**	28,167	28,325
Public Relations & Public Affairs	**7,869**	7,364	7,325
Branding & Identity, Healthcare and Specialist Communications	**25,646**	23,432	26,762
	109,971	101,387	105,318

At the end of 2011 staff numbers were 113,615 (2010: 104,052, 2009: 98,759). Including all employees of associated undertakings, this figure was approximately 158,000 at 31 December 2011 (2010: 146,000, 2009: 138,000).

Staff costs include:

	2011 £m	2010 £m	2009 £m
Wages and salaries	**4,079.4**	3,696.8	3,614.1
Cash-based incentive plans	**259.4**	271.9	122.9
Share-based incentive plans (note 22)	**78.8**	70.4	54.9
Social security costs	**499.3**	450.1	442.5
Pension costs (note 23)	**135.4**	120.6	116.4
Other staff costs[1]	**820.2**	828.9	766.2
	5,872.5	5,438.7	5,117.0
Staff cost to revenue ratio	**58.6%**	58.3%	58.9%

Note
[1] Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £7.3 million (2010: £7.7 million, 2009: £6.1 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Further details of compensation for key management personnel are disclosed on pages 137 to 143.

6. Finance income, finance costs and revaluation of financial instruments
Finance income includes:

	2011 £m	2010 £m	2009 £m
Expected return on pension plan assets (note 23)	**32.6**	30.6	28.7
Income from available for sale investments	**0.6**	9.3	10.2
Interest income	**64.1**	41.8	111.5
	97.3	81.7	150.4

Finance costs include:

	2011 £m	2010 £m	2009 £m
Interest on pension plan liabilities (note 23)	**43.8**	45.9	46.1
Interest on other long-term employee benefits	**1.8**	1.9	1.3
Interest payable and similar charges[1]	**251.6**	229.0	308.0
	297.2	276.8	355.4

Revaluation of financial instruments[2] include:

	2011 £m	2010 £m	2009 £m
Movements in fair value of treasury instruments	**(12.7)**	21.8	8.4
Revaluation of put options over non-controlling interests	**(30.9)**	(3.6)	15.3
Revaluation of payments due to vendors	**(6.4)**	–	–
Gains on termination of hedge accounting on repayment of TNS debt	**–**	–	25.2
	(50.0)	18.2	48.9

Notes
[1] Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2] Financial instruments are held at fair value through profit and loss.

The majority of the Group's long-term debt is represented by $1,781 million of US dollar bonds at an average interest rate of 6.08% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $711 million at an average interest rate of 0.92% inclusive of margin.

7. Taxation
The tax rate on headline PBT excluding the impact of the exceptional release of prior year tax provisions and the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, was 22.0% (2010: 22.0%) and is defined in note 31. The tax rate on reported PBT was 9.1% (2010: 22.4%).

In 2011, the tax rate on reported PBT was significantly lower than the tax rate on headline PBT due to the resolution of historic tax liabilities and deferred tax credits related to the accounting for acquired intangibles with definite lives. The release of prior year corporate tax provisions resulted from the resolution of a number of open matters. Based on the size of this release, it has been classified as an exceptional item and therefore excluded from the calculation of headline earnings.

Cash taxes paid in the year were £247.9 million (2010: £207.4 million). The cash tax rate on headline PBT was 20.2% (2010: 20.1%).

The tax charge is based on the profit for the year and comprises:

	2011 £m	2010 £m	2009 £m
Corporation tax			
Current year	**310.3**	276.2	209.8
Prior years	**(47.7)**	(1.0)	(1.7)
Exceptional release of prior year provisions	**(106.1)**	–	–
	156.5	275.2	208.1
Deferred tax			
Current year	**4.5**	(21.4)	(16.1)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	**(72.4)**	(37.5)	(37.3)
	(67.9)	(58.9)	(53.4)
Prior years	**3.3**	(26.0)	1.0
	(64.6)	(84.9)	(52.4)
Tax charge	**91.9**	190.3	155.7

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2011 £m	2010 £m	2009 £m
Profit before taxation	**1,008.4**	851.3	662.6
Tax at the corporation tax rate of 25%[3]	**252.1**	212.8	165.7
Tax effect of share of results of associates	**(16.5)**	(13.8)	(14.3)
Tax effect of items that are not deductible/(taxable)	**13.0**	(7.8)	(63.7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**9.2**	15.4	23.7
Losses carried forward and temporary differences not recognised	**69.5**	58.2	55.1
Tax effect of utilisation or recognition of tax losses not previously recognised	**(84.9)**	(47.5)	(10.1)
Release of prior year provisions in relation to acquired businesses	**(21.4)**	(19.7)	(19.3)
Other prior year adjustments	**(23.0)**	(7.3)	18.6
Exceptional release of prior year provisions	**(106.1)**	–	–
Tax charge	**91.9**	190.3	155.7
Effective tax rate on profit before tax	**9.1%**	22.4%	23.5%
Effective tax rate on headline PBT[1,2]	**22.0%**	22.0%	23.8%

Notes

[1] Headline PBT and the effective tax rate on headline PBT are defined in note 31.

[2] Excluding the exceptional release of prior year provisions and the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

[3] Irish non-trading corporation tax rate.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2011	2010	2009	2011	2010	2009
Per share	Pence per share			£m	£m	£m
2010 Second interim dividend	**11.82p**	10.28p	10.28p	**147.3**	126.6	126.1
2011 First interim dividend	**7.46p**	5.97p	5.19p	**92.2**	73.8	63.7
	19.28p	16.25p	15.47p	**239.5**	200.4	189.8

	2011	2010	2009	2011	2010	2009
Per ADR[1]	Cents per ADR			$m	$m	$m
2010 Second interim dividend	**91.37¢**	80.53¢	95.21¢	**227.7**	198.3	233.6
2011 First interim dividend	**59.80¢**	46.15¢	40.66¢	**147.8**	114.1	99.8
	151.17¢	126.68¢	135.87¢	**375.5**	312.4	333.4

The Company operates a scrip dividend scheme which enables share owners to receive new fully paid ordinary shares in the Company instead of cash dividends. Included in the £239.5 million dividends recognised in 2011 are cash dividends of £218.4 million and scrip dividends of £21.1 million.

Second interim dividend for the year ended 31 December 2011:

	2011	2010	2009
Per share	Pence per share		
2011 Second interim dividend	**17.14p**	11.82p	10.28p

	2011	2010	2009
Per ADR[1]	Cents per ADR		
2011 Second interim dividend	**137.39¢**	91.37¢	80.53¢

Note

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 152. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2011	2010	2009
Reported earnings[1] (£m)	**840.1**	586.0	437.7
Headline earnings (£m) (note 31)	**882.3**	730.8	550.0
Headline earnings (including exceptional tax credit) (£m) (note 31)	**988.4**	730.8	550.0
Average shares used in basic EPS calculation (m)	**1,242.7**	1,233.1	1,218.7
Reported EPS	**67.6p**	47.5p	35.9p
Headline EPS	**71.0p**	59.3p	45.1p
Headline EPS (including exceptional tax credit)	**79.5p**	59.3p	45.1p

Note

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2011	2010	2009
Diluted reported earnings (£m)	**866.2**	614.3	437.7
Diluted headline earnings (£m)	**908.4**	759.1	550.0
Diluted headline earnings (including exceptional tax credit) (£m)	**1,014.5**	759.1	550.0
Average shares used in diluted EPS calculation (m)	**1,342.2**	1,339.0	1,238.2
Diluted reported EPS	**64.5p**	45.9p	35.3p
Diluted headline EPS	**67.7p**	56.7p	44.4p
Diluted headline EPS (including exceptional tax credit)	**75.6p**	56.7p	44.4p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2011 these convertible bonds were dilutive and earnings were consequently increased by £26.1 million (2010: £28.3 million) for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation. In addition, at 31 December 2011, options to purchase 4.0 million ordinary shares (2010: 11.6 million, 2009: 33.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2011 m	2010 m	2009 m
Average shares used in basic EPS calculation	**1,242.7**	1,233.1	1,218.7
Dilutive share options outstanding	**4.5**	6.7	2.1
Other potentially issuable shares	**18.5**	22.7	17.4
£450 million 5.75% convertible bonds	**76.5**	76.5	–
Shares used in diluted EPS calculation	**1,342.2**	1,339.0	1,238.2

At 31 December 2011 there were 1,266,373,821 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt	
	2011 £m	2010 £m	2011 £m	2010 £m
Analysis of changes in financing				
Beginning of year	**180.9**	138.2	**3,598.2**	3,586.4
Other ordinary shares issued	**31.0**	42.7	**–**	–
Share cancellations	**(0.7)**	–	**–**	–
Scrip dividend	**21.1**	–	**–**	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	**–**	–	**301.4**	19.8
Net amortisation of financing costs included in net debt	**–**	–	**7.6**	13.6
Debt acquired	**–**	–	**17.5**	–
Other movements	**–**	–	**(2.7)**	0.5
Exchange adjustments	**–**	–	**(29.0)**	(22.1)
End of year	**232.3**	180.9	**3,893.0**	3,598.2

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares
At 31 December 2011, the Company's share base was entirely composed of ordinary equity share capital and share premium of £232.3 million (2010: £180.9 million), further details of which are disclosed in note 26.

Debt
US$ bonds The Group has in issue $600 million of 8% bonds due September 2014. In November 2011, the Group issued $812 million of 4.75% bonds due November 2021. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014. Consequently the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million.

Eurobonds The Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a five-year Revolving Credit Facility of $1.05 billion and £375 million due November 2016, signed in November 2011. Prior to this the Group had a Revolving Credit Facility of $1.6 billion signed in August 2005. The Group's borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $711 million in 2011. The Group had available undrawn committed credit facilities of £972 million at December 2011 (2010: £1,145 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program
The Group operates a commercial paper program using the Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2011.

Convertible bonds
The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2011. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £424.1 million and the equity component is £44.5 million as at 31 December 2011.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2011 was approximately £448.9 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2011 £m	2010 £m
Within one year	**(240.8)**	(209.4)
Between one and two years	**(722.2)**	(308.7)
Between two and three years	**(1,259.3)**	(721.1)
Between three and four years	**(524.7)**	(1,416.3)
Between four and five years	**(787.1)**	(509.8)
Over five years	**(1,304.1)**	(1,355.4)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	**(4,838.2)**	(4,520.7)
Short-term overdrafts – within one year	**(518.4)**	(255.4)
Future anticipated cash flows	**(5,356.6)**	(4,776.1)
Effect of discounting/financing rates	**945.2**	922.5
Debt financing	**(4,411.4)**	(3,853.6)
Cash and short-term deposits	**1,946.6**	1,965.2
Net debt	**(2,464.8)**	(1,888.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2011 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,494.1	6.00%	n/a	63
	– floating	477.9	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	70
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	710.3	6.50%	n/a	50
	– floating	354.0	n/a	EURIBOR	n/a
¥	– fixed	75.4	2.07%	n/a	24
$C[2]	– floating	79.7	n/a	LIBOR	n/a
Other		(48.4)	n/a	n/a	n/a
		3,893.0			

2010 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,338.0	6.54%	n/a	44
	– floating	283.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	83
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	728.7	6.50%	n/a	63
	– floating	363.1	n/a	EURIBOR	n/a
¥	– fixed	71.1	2.07%	n/a	36
$C[2]	– floating	81.1	n/a	LIBOR	n/a
Other		(16.8)	n/a	n/a	n/a
		3,598.2			

Notes
[1] Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2011 the amount still to be written to income was £1.2 million (2010: £1.7 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.
[2] Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

2011	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	60.5	52.3	167.5	214.3
Between one and two years	328.1	233.3	771.7	869.8
Between two and three years	356.5	284.9	785.1	867.6
Between three and four years	478.5	353.2	537.4	633.9
Between four and five years	1.1	0.6	4.2	37.4
Over five years	26.1	25.5	227.3	237.4
	1,250.8	**949.8**	**2,493.2**	**2,860.4**

2010	Financial liabilities		Financial assets	
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	74.1	46.3	160.0	205.4
Between one and two years	36.6	29.2	85.7	123.5
Between two and three years	335.2	241.1	758.8	847.0
Between three and four years	368.7	291.0	804.8	877.8
Between four and five years	480.6	355.8	556.5	656.4
Over five years	27.1	27.1	457.3	488.4
	1,322.3	990.5	2,823.1	3,198.5

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 154.

Net cash from operating activities:

	2011 £m	2010 £m	2009 £m
Profit for the year	**916.5**	661.0	506.9
Taxation	**91.9**	190.3	155.7
Revaluation of financial instruments	**50.0**	(18.2)	(48.9)
Finance costs	**297.2**	276.8	355.4
Finance income	**(97.3)**	(81.7)	(150.4)
Share of results of associates	**(66.1)**	(55.2)	(57.0)
Operating profit	**1,192.2**	973.0	761.7
Adjustments for:			
Non-cash share-based incentive plans (including share options)	**78.8**	70.4	54.9
Depreciation of property, plant and equipment	**185.8**	184.9	195.3
Impairment of goodwill	**–**	10.0	44.3
Amortisation and impairment of acquired intangible assets	**172.0**	170.5	172.6
Amortisation of other intangible assets	**25.7**	25.4	30.5
Investment write-downs	**32.8**	37.5	11.1
Gains on disposal of investments	**(0.4)**	(4.1)	(31.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	**(31.6)**	(13.7)	–
(Gains)/losses on sale of property, plant and equipment	**(0.9)**	0.7	0.4
Operating cash flow before movements in working capital and provisions	**1,654.4**	1,454.6	1,239.7
Decrease/(increase) in inventories and work in progress	**32.7**	(46.3)	12.4
Increase in receivables	**(1.8)**	(850.8)	(90.0)
(Decrease)/increase in payables – short term	**(618.5)**	1,135.7	(51.3)
Increase in payables – long term	**19.2**	10.3	25.5
(Decrease)/increase in provisions	**(52.5)**	(23.4)	1.3
Cash generated by operations	**1,033.5**	1,680.1	1,137.6
Corporation and overseas tax paid	**(247.9)**	(207.4)	(216.6)
Interest and similar charges paid	**(241.4)**	(219.7)	(248.7)
Interest received	**63.2**	50.7	99.6
Investment income	**0.6**	4.2	1.4
Dividends from associates	**57.2**	53.3	45.5
Net cash inflow from operating activities	**665.2**	1,361.2	818.8

Acquisitions and disposals:

	2011 £m	2010 £m	2009 £m
Initial cash consideration	**(352.3)**	(138.6)	(35.4)
Cash and cash equivalents acquired (net)	**98.8**	57.0	1.3
Earnout payments	**(150.0)**	(113.3)	(81.5)
Loan note redemptions	**(0.8)**	(5.1)	–
Purchase of other investments (including associates)	**(68.1)**	(23.8)	(53.3)
Proceeds on disposal of investments	**2.6**	23.7	50.5
Acquisitions and disposals	**(469.8)**	(200.1)	(118.4)
Cash consideration for non-controlling interests	**(62.6)**	(15.1)	(26.4)
Net cash outflow	**(532.4)**	(215.2)	(144.8)

Share repurchases and buy-backs:

	2011 £m	2010 £m	2009 £m
Purchase of own shares by ESOP Trusts	**(106.5)**	(46.4)	–
Share cancellations (excluding brokerage fees)	**(45.9)**	–	–
Shares purchased into treasury	**(29.8)**	–	(9.5)
Net cash outflow	**(182.2)**	(46.4)	(9.5)

Net increase/(decrease) in borrowings:

	2011 £m	2010 £m	2009 £m
Proceeds from issue of $500 million bonds	**319.5**	–	–
Repayment of debt acquired	**(18.1)**	–	–
Increase/(decrease) in drawings on bank loans	**–**	19.8	(1,068.0)
Proceeds from issue of $450 million bonds	**–**	–	450.0
Proceeds from issue of $600 million bonds	**–**	–	367.4
Repayment of TNS debt	**–**	–	(175.7)
Net cash inflow/(outflow)	**301.4**	19.8	(426.3)

Cash and cash equivalents:

	2011 £m	2010 £m	2009 £m
Cash at bank and in hand	**1,833.5**	1,877.1	1,570.5
Short-term bank deposits	**113.1**	88.1	96.2
Overdrafts[1]	**(518.4)**	(255.4)	(720.7)
Cash and cash equivalents at end of year	**1,428.2**	1,709.8	946.0

Note

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2011 and 2010 were as follows:

	£m
Cost:	
1 January 2010	9,246.8
Additions[1]	164.3
Revision of earnout estimates	82.0
Exchange adjustments	185.7
31 December 2010	9,678.8
Additions[1]	434.6
Revision of earnout estimates	25.9
Exchange adjustments	(150.8)
31 December 2011	**9,988.5**
Accumulated impairment losses and write-downs:	
1 January 2010	549.3
Impairment losses for the year	8.3
Exchange adjustments	14.9
31 December 2010	572.5
Exchange adjustments	(14.8)
31 December 2011	**557.7**
Net book value:	
31 December 2011	**9,430.8**
31 December 2010	9,106.3
1 January 2010	8,697.5

Note

[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2011 and 2010 are:

	2011 £m	2010 £m
GroupM	**2,037.7**	2,105.0
Kantar	**1,791.2**	1,740.0
Wunderman	**1,119.9**	1,143.8
Y&R Advertising	**1,025.5**	1,092.7
Burson-Marsteller	**489.8**	545.9
Other	**2,966.7**	2,478.9
Total goodwill	**9,430.8**	9,106.3

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets
The movements in 2011 and 2010 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2010	1,013.2	1,297.0	211.8	2,522.0
Additions	–	–	27.0	27.0
Disposals	–	–	(14.2)	(14.2)
New acquisitions	–	25.5	0.7	26.2
Other movements	–	1.1	4.0	5.1
Exchange adjustments	40.5	8.9	0.6	50.0
31 December 2010	1,053.7	1,332.5	229.9	2,616.1
Additions	–	–	37.1	37.1
Disposals	–	–	(11.7)	(11.7)
New acquisitions	–	117.6	2.0	119.6
Other movements[1]	–	21.2	1.5	22.7
Exchange adjustments	(17.3)	(7.7)	(5.0)	(30.0)
31 December 2011	**1,036.4**	**1,463.6**	**253.8**	**2,753.8**
Amortisation and impairment:				
1 January 2010	–	377.5	143.8	521.3
Charge for the year	–	170.5	25.4	195.9
Disposals	–	–	(14.0)	(14.0)
Other movements	–	(2.4)	2.3	(0.1)
Exchange adjustments	–	5.2	3.3	8.5
31 December 2010	–	550.8	160.8	711.6
Charge for the year	–	172.0	25.7	197.7
Disposals	–	–	(11.3)	(11.3)
Other movements	–	(2.6)	(1.0)	(3.6)
Exchange adjustments	–	2.0	(2.5)	(0.5)
31 December 2011	**–**	**722.2**	**171.7**	**893.9**
Net book value:				
31 December 2011	**1,036.4**	**741.4**	**82.1**	**1,859.9**
31 December 2010	1,053.7	781.7	69.1	1,904.5
1 January 2010	1,013.2	919.5	68.0	2,000.7

Note
[1] Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations.

Brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2011 include brand names of £371.9 million (2010: £357.4 million), customer-related intangibles of £294.1 million (2010: £327.3 million), and other assets (including proprietary tools) of £75.4 million (2010: £97.0 million).

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The 2011 goodwill impairment review was initially undertaken as at 30 June 2011 and then updated as at 31 December 2011. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash-flows, using a pre-tax discount rate of 9.50% (2010: 9.58%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2010: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

There was no goodwill impairment charge recorded for the year ended 31 December 2011 (2010: £10.0 million). In 2010 the impairment charge related to certain under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to an impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

13. Property, plant and equipment
The movements in 2011 and 2010 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2010	12.4	73.2	619.1	362.6	535.4	1,602.7
Additions	–	0.7	71.5	35.6	82.7	190.5
New acquisitions	–	–	2.1	2.6	4.4	9.1
Disposals	–	(0.5)	(43.0)	(37.0)	(60.7)	(141.2)
Exchange adjustments	–	–	23.0	12.2	19.3	54.5
31 December 2010	12.4	73.4	672.7	376.0	581.1	1,715.6
Additions	–	0.6	76.2	43.1	96.2	216.1
New acquisitions	–	–	2.5	4.6	6.9	14.0
Disposals	–	(0.9)	(33.2)	(41.0)	(57.8)	(132.9)
Exchange adjustments	–	–	(4.3)	(13.0)	(14.2)	(31.5)
31 December 2011	**12.4**	**73.1**	**713.9**	**369.7**	**612.2**	**1,781.3**
Depreciation:						
1 January 2010	–	25.8	278.0	214.3	404.1	922.2
Charge for the year	–	2.7	58.2	42.9	81.1	184.9
Disposals	–	(0.5)	(37.6)	(35.9)	(58.7)	(132.7)
Exchange adjustments	–	–	13.1	7.0	12.7	32.8
31 December 2010	–	28.0	311.7	228.3	439.2	1,007.2
Charge for the year	–	3.2	58.3	42.9	81.4	185.8
Disposals	–	(0.3)	(24.9)	(37.7)	(55.0)	(117.9)
Exchange adjustments	–	(1.4)	(2.0)	(7.9)	(10.8)	(22.1)
31 December 2011	**–**	**29.5**	**343.1**	**225.6**	**454.8**	**1,053.0**
Net book value:						
31 December 2011	**12.4**	**43.6**	**370.8**	**144.1**	**157.4**	**728.3**
31 December 2010	12.4	45.4	361.0	147.7	141.9	708.4
1 January 2010	12.4	47.4	341.1	148.3	131.3	680.5

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £127.4 million (2010: £40.7 million). The increase is due to a number of significant property development projects in North America.

14. Interests in associates, joint ventures and other investments

The movements in 2011 and 2010 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2010	337.1	392.2	729.3	294.6
Additions	8.0	–	8.0	20.2
Goodwill arising on acquisition of new associates	–	5.6	5.6	–
Share of results of associate undertakings (note 4)	55.2	–	55.2	–
Dividends and other movements	(52.7)	(0.9)	(53.6)	–
Exchange adjustments	35.9	36.9	72.8	(24.0)
Disposals	–	–	–	(22.0)
Reclassification to subsidiaries	(8.5)	(10.4)	(18.9)	–
Revaluation of other investments	–	–	–	(59.8)
Goodwill impairment	–	(1.7)	(1.7)	–
Amortisation of other intangible assets	–	(2.4)	(2.4)	–
Write-downs	(2.2)	–	(2.2)	(35.3)
31 December 2010	372.8	419.3	792.1	173.7
Additions	39.3	–	39.3	29.3
Goodwill arising on acquisition of new associates	–	3.4	3.4	–
Share of results of associate undertakings (note 4)	66.1	–	66.1	–
Dividends and other movements	(67.3)	18.3	(49.0)	–
Exchange adjustments	(0.7)	(4.8)	(5.5)	–
Reclassification (to)/from subsidiaries	(16.0)	(25.0)	(41.0)	7.3
Revaluation of other investments	–	–	–	11.3
Amortisation of other intangible assets	–	(2.1)	(2.1)	–
Write-downs	(2.0)	–	(2.0)	(30.8)
31 December 2011	**392.2**	**409.1**	**801.3**	**190.8**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2011 included:

	% owned	Country of incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC[1]	17.5	UK
CTR Market Research Co., Ltd	46.0	China
Dentsu, Young & Rubicam Inc	49.0	Japan
GIIR, Inc	27.9	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	41.8	Brazil
oOh!media Group Limited	23.8	Australia
Scangroup Limited	31.8	Kenya
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
Smollan Holdings (Proprietary) Limited	33.0	South Africa
STW Communications Group Limited	20.6	Australia
The Grass Roots Group PLC	44.8	UK
The Jupiter Drawing Room Pty Limited	49.0	South Africa

Note

[1] Although the Group holds less than 20% of Chime Communications PLC, it is considered to be an associate as the Group exercises significant influence by virtue of a position on the Board of Directors.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2011 was as follows: Asatsu-DK: £175.0 million, Chime Communications PLC: £20.8 million, High Co S.A.: £16.9 million, GIIR, Inc: £22.9 million, Scangroup Limited: £19.2 million, STW Communications Group Limited: £41.7 million and oOh!media Group Limited: £24.8 million (2010: Asatsu-DK: £180.9 million, Chime Communications PLC: £22.6 million, High Co S.A.: £30.0 million, GIIR, Inc.: £22.4 million, Scangroup Limited: £30.0 million, STW Communications Group Limited: £52.2 million and oOh!media Group Limited: £22.3 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group's consolidated balance sheet at 31 December 2011 was as follows: Asatsu-DK: £229.4 million, Chime Communications PLC: £29.4 million, High Co S.A.: £32.4 million, GIIR, Inc: £24.0 million, Scangroup Limited: £20.4 million, STW Communications Group Limited: £68.3 million and oOh!media Group Limited: £20.5 million (2010: Asatsu-DK: £220.7 million, Chime Communications PLC: £23.0 million, High Co S.A.: £30.9 million, GIIR, Inc: £18.7 million, Scangroup Limited: £17.1 million, STW Communications Group Limited: £69.4 million and oOh!media Group Limited: £17.9 million).

Where the market value of the Group's listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2011.

	2011 £m	2010 £m	2009 £m
Income statement			
Revenue	**2,127.2**	2,142.3	1,968.9
Operating profit	**293.7**	229.9	219.2
Profit before taxation	**316.5**	245.1	237.0
Profit for the year	**190.5**	179.1	166.0

	2011 £m	2010 £m
Balance sheet		
Assets	**4,388.2**	4,355.7
Liabilities	**(2,191.8)**	(2,394.1)
Net assets	**2,196.4**	1,961.6

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £40.0 million (2010: £24.9 million).

15. Deferred tax

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets are recognised in relation to an element of the Group's defined benefit pension provisions and share based payment schemes. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- the future earnings potential determined through the use of internal forecasts;
- the cumulative losses in recent years;
- the various jurisdictions in which the potential deferred tax assets arise;
- the history of losses carried forward and other tax assets expiring;
- the timing of future reversal of taxable temporary differences;
- the expiry period associated with the deferred tax assets; and
- the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2011			
Deferred tax assets	151.4	(65.4)	**86.0**
Deferred tax liabilities	(806.8)	65.4	**(741.4)**
	(655.4)	–	**(655.4)**
2010			
Deferred tax assets	137.6	(58.5)	79.1
Deferred tax liabilities	(809.2)	58.5	(750.7)
	(671.6)	–	(671.6)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2011 and 2010:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp-ensation £m	US stock plans £m	Other short-term temporary differences £m	Total £m
1 January 2010	8.2	12.4	7.3	–	47.7	75.6
(Charge)/credit to income	(1.9)	0.5	(1.8)	30.6	18.0	45.4
Credit to equity	–	0.2	–	19.0	0.2	19.4
Exchange adjustments	–	–	–	–	3.3	3.3
Transfer to current tax	–	–	–	–	(6.1)	(6.1)
31 December 2010	6.3	13.1	5.5	49.6	63.1	137.6
Acquisition of subsidiaries	0.7	–	–	–	–	0.7
Credit/(charge) to income	24.4	–	(5.0)	(2.8)	9.6	26.2
Credit/(charge) to equity	–	0.5	–	(11.8)	(0.3)	(11.6)
Exchange adjustments	0.2	(0.1)	0.2	(0.3)	(1.5)	(1.5)
31 December 2011	**31.6**	**13.5**	**0.7**	**34.7**	**70.9**	**151.4**

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2011 the balance related to temporary differences in relation to accounting provisions, tax credits, fixed assets, and tax deductible goodwill.

The Group incurred losses in certain jurisdictions in the current year. No deferred tax assets in excess of taxable temporary differences (2010: £10.5 million) have been recognised in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2011 and 2010:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2010	711.9	20.2	74.8	10.8	817.7
Acquisition of subsidiaries	9.4	–	–	–	9.4
(Credit)/charge to income	(52.5)	0.3	14.9	(2.2)	(39.5)
Exchange adjustments	19.3	0.7	2.7	–	22.7
Transfer to current tax	–	–	–	(1.1)	(1.1)
31 December 2010	688.1	21.2	92.4	7.5	809.2
Acquisition of subsidiaries[1]	44.9	–	–	–	44.9
(Credit)/charge to income	(60.8)	1.3	17.7	3.4	(38.4)
Exchange adjustments	(9.7)	0.4	0.4	–	(8.9)
31 December 2011	**662.5**	**22.9**	**110.5**	**10.9**	**806.8**

Note

[1] Acquisition of subsidiaries includes deferred tax liabilities of £37.2 million for acquisitions completed in 2011 as well as adjustments of £7.7 million to deferred tax liabilities for acquisitions in the prior year.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,996.0 million (2010: £5,212.9 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £439.0 million (2010: £377.9 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,557.0 million (2010: £4,834.9 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £259.3 million that will expire by 2021, £222.8 million that will expire by 2023, £9.7 million that will expire by 2025, £13.4 million that will expire by 2027 and an additional £62.3 million that will expire by 2029. £2,895.9 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £12,728.3 million (2010: £11,462.1 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2011 £m	2010 £m
Work in progress	**327.0**	362.6
Inventory	**6.9**	3.4
	333.9	366.0

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2011 £m	2010 £m
Trade receivables	**6,305.1**	6,280.6
VAT and sales taxes recoverable	**76.2**	72.1
Prepayments and accrued income[1]	**2,044.0**	1,949.4
Other debtors[1]	**494.4**	541.3
	8,919.7	8,843.4

Note

[1] Comparative figures have been restated to be consistent with current year presentation.

The ageing of trade receivables and other financial assets is as follows:

2011	Carrying amount at 31 December 2011 £m	Neither past due nor impaired £m	Past due but not impaired 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,305.1	3,887.3	1,624.5	648.8	119.5	6.2	18.8
Other financial assets	489.8	330.2	51.8	42.4	8.7	22.2	34.5
	6,794.9	4,217.5	1,676.3	691.2	128.2	28.4	53.3

2010	Carrying amount at 31 December 2010 £m	Neither past due nor impaired £m	Past due but not impaired 0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,280.6	3,502.2	1,926.4	695.3	131.7	12.0	13.0
Other financial assets[1]	570.9	411.4	76.4	37.7	5.9	7.0	32.5
	6,851.5	3,913.6	2,002.8	733.0	137.6	19.0	45.5

Note

[1] Comparative figures have been restated to be consistent with current year presentation.

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2011 £m	2010 £m
Prepayments and accrued income	**2.4**	5.6
Other debtors	**121.8**	123.2
Fair value of derivatives	**184.9**	194.7
	309.1	323.5

Movements on bad debt provisions were as follows:

	2011 £m	2010 £m
Balance at beginning of year	**114.6**	109.9
New acquisitions	**4.0**	2.0
Charged to operating costs	**31.1**	27.8
Exchange adjustments	**(1.9)**	2.2
Utilisations and other movements	**(22.1)**	(27.3)
Balance at end of year	**125.7**	114.6

The allowance for bad and doubtful debts is equivalent to 2.0% (2010: 1.8%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2011 £m	2010 £m
Trade payables	**7,292.7**	7,701.1
Other taxation and social security	**420.5**	385.4
Payments due to vendors (earnout agreements)	**96.8**	207.4
Liabilities in respect of put option agreements with vendors	**79.2**	136.9
Other creditors and accruals	**2,274.0**	2,196.9
Deferred income	**1,002.3**	1,075.9
	11,165.5	11,703.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2011 £m	2010 £m
Payments due to vendors (earnout agreements)	**137.3**	67.9
Liabilities in respect of put option agreements with vendors	**89.1**	34.1
Fair value of derivatives	**139.9**	129.4
Other creditors and accruals	**186.8**	157.2
	553.1	388.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout-related obligations:

	2011 £m	2010 £m
Within one year	**96.8**	207.4
Between one and two years	**31.6**	39.6
Between two and three years	**25.2**	12.1
Between three and four years	**18.6**	4.3
Between four and five years	**28.9**	4.1
Over five years	**33.0**	7.8
	234.1	275.3

	2011 £m
1 January 2011	275.3
Earnouts paid	(150.0)
New acquisitions (note 28)	80.4
Revision of estimates taken to goodwill	25.9
Revaluation of payments due to vendors (note 6)	6.4
Exchange adjustments	(3.9)
31 December 2011	**234.1**

As of 31 December 2011, the potential undiscounted amount of all future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil million to £256 million (2010: £nil million to £111 million) and £nil million to £931 million (2010: £nil million to £916 million), respectively.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2011 £m	2010 £m
Bank overdrafts	**518.4**	255.4

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2011 £m	2010 £m
Corporate bonds and bank loans	**3,893.0**	3,598.2

The Group estimates that the fair value of convertible and corporate bonds is £4,232.6 million at 31 December 2011 (2010: £4,034.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2011 £m	2010 £m
Within one year	**518.4**	255.4
Between one and two years	**620.6**	94.2
Between two and three years	**1,062.9**	539.4
Between three and four years	**455.0**	1,249.1
Between four and five years	**618.3**	448.2
Over five years	**1,136.2**	1,267.3
	4,411.4	3,853.6

21. Provisions for liabilities and charges

The movements in 2011 and 2010 were as follows:

	Property £m	Other £m	Total £m
1 January 2010	65.7	87.2	152.9
Charged to the income statement	9.1	16.5	25.6
New acquisitions	–	1.2	1.2
Utilised	(7.0)	(10.9)	(17.9)
Released to the income statement	(6.6)	(3.4)	(10.0)
Transfers	(3.7)	10.2	6.5
Exchange adjustments	0.9	2.4	3.3
31 December 2010	58.4	103.2	161.6
Charged to the income statement	11.8	16.5	28.3
New acquisitions	4.3	15.5	19.8
Utilised	(10.5)	(13.3)	(23.8)
Released to the income statement	(6.3)	(6.2)	(12.5)
Transfers	(9.6)	(8.7)	(18.3)
Exchange adjustments	0.2	(1.3)	(1.1)
31 December 2011	**48.3**	**105.7**	**154.0**

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2011 £m	2010 £m	2009 £m
Share-based payments	**78.8**	70.4	54.9

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2011, there was £149.1 million (2010: £108.7 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over a period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2011, 2010, 2009, 2008 and 2007 grants is five shares for each investment share. The 2007 Renewed LEAP plan vested in March 2012 at a match of 2.31 shares for each investment share.

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group
Stock option grants under the executive stock option plan were not significant in 2011, 2010 or 2009 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group's ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP and LEAP III schemes are subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2011 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2011 number m
Renewed LEAP/LEAP III[1]	3.9	3.1	(0.0)	(2.5)	**4.5**
Performance Share Awards (PSA)	5.1	4.9	(0.3)	(4.8)	**4.9**
Leaders, Partners and High Potential Group	12.8	4.3	(1.1)	(5.1)	**10.9**
Weighted average fair value (pence per share):					
Renewed LEAP/LEAP III[1]	593p	668p	540p	618p	**633p**
Performance Share Awards (PSA)	451p	731p	677p	408p	**757p**
Leaders, Partners and High Potential Group	538p	616p	524p	356p	**657p**

Note

[1] The number of shares granted represents the 'investment shares' committed by participants at grant date for the 2011 LEAP III plan in addition to the matched shares awarded on vest date for the 2006 Renewed LEAP plan which vested in March 2011. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2011 was £76.5 million (2010: £61.8 million, 2009: £55.0 million).

23. Provision for post-employment benefits
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2011 £m	2010 £m	2009 £m
Defined contribution plans	**114.7**	101.5	95.5
Defined benefit plans charge to operating profit	**20.7**	19.1	20.9
Pension costs (note 5)	**135.4**	120.6	116.4
Expected return on pension plan assets (note 6)	**(32.6)**	(30.6)	(28.7)
Interest on pension plan liabilities (note 6)	**43.8**	45.9	46.1
	146.6	135.9	133.8

Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2011.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2011 amounted to £66.8 million (2010: £53.3 million, 2009: £47.7 million).

Employer contributions and benefit payments in 2012 are expected to be in the range of £60 million to £80 million depending on the performance of the assets.

(a) Assumptions
The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2011 % pa	2010 % pa	2009 % pa	2008 % pa
UK				
Discount rate[1]	**4.7**	5.4	5.7	6.0
Rate of increase in salaries	**3.0**	3.4	3.5	3.0
Rate of increase in pensions in payment	**4.0**	4.0	4.2	3.9
Inflation	**2.5**	3.2	3.5	2.8
Expected rate of return on equities	**7.5**	7.5	7.5	7.3
Expected rate of return on bonds[1]	**3.6**	4.5	4.8	4.9
Expected rate of return on insured annuities	**4.7**	5.4	5.7	6.0
Expected rate of return on property	**6.9**	6.9	6.9	6.9
Expected rate of return on cash and other	**3.9**	4.0	4.4	4.9
Weighted average return on assets	**4.6**	5.4	5.6	5.7
North America				
Discount rate[1]	**4.4**	5.1	5.7	6.3
Rate of increase in salaries	**3.0**	3.0	3.0	3.0
Inflation	**2.5**	2.5	2.5	2.5
Expected rate of return on equities	**7.9**	7.9	7.9	7.9
Expected rate of return on bonds[1]	**4.1**	4.3	4.7	5.1
Expected rate of return on cash and other	**3.9**	6.4	6.6	3.4
Weighted average return on assets	**5.9**	6.4	6.5	6.6
Western Continental Europe				
Discount rate[1]	**4.8**	5.3	5.5	5.7
Rate of increase in salaries	**2.7**	2.7	2.7	2.8
Rate of increase in pensions in payment	**2.0**	2.0	2.0	2.1
Inflation	**2.0**	2.0	2.1	2.1
Expected rate of return on equities	**7.1**	7.1	7.8	7.2
Expected rate of return on bonds[1]	**3.8**	4.4	4.1	4.5
Expected rate of return on property	**6.1**	6.1	6.5	6.0
Expected rate of return on cash and other	**4.3**	4.6	4.6	5.3
Weighted average return on assets	**4.7**	5.0	5.1	5.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	**4.8**	4.0	4.2	3.4
Rate of increase in salaries	**5.7**	4.4	4.2	3.9
Inflation	**4.8**	5.1	4.9	4.5
Expected rate of return on equities	**n/a**	10.0	10.1	10.0
Expected rate of return on bonds[1]	**7.3**	8.0	8.2	5.3
Expected rate of return on cash and other	**5.4**	1.0	1.1	2.1
Weighted average return on assets	**5.8**	3.4	3.6	3.1

Note

[1] The assumptions used for the discount rates are based on high-quality corporate bond yields, whereas the assumptions used for the expected rate of return on bonds reflect the yield expected on actual bonds held.

There are a number of areas in pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested and the expected compound return that can reasonably be expected for the portfolio to earn over time, which reflects forward-looking economic assumptions. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then current market conditions.

At 31 December 2011, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	20.9	19.7	22.5	20.3	19.3
– current pensioners (at age 65) – female	22.8	21.6	24.0	23.5	24.7
– future pensioners (current age 45) – male	22.4	21.2	23.7	22.7	19.3
– future pensioners (current age 45) – female	24.0	22.5	25.1	25.4	24.7

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2010 were 20.7 years and 22.7 years for male and female current pensioners (at age 65) respectively, and 22.3 years and 23.9 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2011, the effect on the year-end 2011 pension deficit would be a decrease or increase, respectively, of approximately £27 million.

(b) Assets and liabilities
At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2011 £m	%	2010 £m	%	2009 £m	%
Equities	**168.7**	**25.8**	188.2	29.8	168.5	28.6
Bonds	**271.4**	**41.5**	245.7	38.9	256.8	43.7
Insured annuities	**67.6**	**10.4**	66.3	10.5	68.7	11.7
Property	**9.4**	**1.4**	9.6	1.5	9.8	1.7
Cash and other	**136.6**	**20.9**	121.5	19.3	84.3	14.3
Total fair value of assets	**653.7**	**100.0**	631.3	100.0	588.1	100.0
Present value of liabilities	**(934.5)**		(871.2)		(836.1)	
Deficit in the plans	**(280.8)**		(239.9)		(248.0)	
Irrecoverable surplus	**(1.1)**		(0.9)		(3.1)	
Unrecognised past service cost	**(0.4)**		(0.7)		(0.7)	
Net liability[1]	**(282.3)**		(241.5)		(251.8)	
Plans in surplus	**5.6**		2.8		0.7	
Plans in deficit	**(287.9)**		(244.3)		(252.5)	

Note
[1] The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £550.4 million, £819.1 million and £268.7 million in 2008 and £504.0 million, £637.6 million and £133.6 million in 2007, respectively.

Deficit in plans by region	2011 £m	2010 £m	2009 £m
UK	**(1.6)**	(3.5)	(22.0)
North America	**(172.5)**	(144.4)	(140.9)
Western Continental Europe	**(84.5)**	(75.9)	(73.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(22.2)**	(16.1)	(11.2)
Deficit in the plans	**(280.8)**	(239.9)	(248.0)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2011, 2010 and 2009 between funded and unfunded pension plans.

	2011 Deficit £m	2011 Present value of liabilities £m	2010 Deficit £m	2010 Present value of liabilities £m	2009 Deficit £m	2009 Present value of liabilities £m
Funded plans by region						
UK	**(1.6)**	**(327.8)**	(3.5)	(305.5)	(22.0)	(293.5)
North America	**(93.1)**	**(340.2)**	(66.8)	(306.5)	(65.2)	(274.5)
Western Continental Europe	**(36.4)**	**(108.0)**	(29.7)	(103.8)	(25.0)	(119.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(2.3)**	**(11.1)**	(5.6)	(21.1)	(3.7)	(16.1)
Deficit/liabilities in the funded plans	**(133.4)**	**(787.1)**	(105.6)	(736.9)	(115.9)	(704.0)
Unfunded plans by region						
UK	–	–	–	–	–	–
North America	**(79.4)**	**(79.4)**	(77.6)	(77.6)	(75.7)	(75.7)
Western Continental Europe	**(48.1)**	**(48.1)**	(46.2)	(46.2)	(48.9)	(48.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(19.9)**	**(19.9)**	(10.5)	(10.5)	(7.5)	(7.5)
Deficit/liabilities in the unfunded plans	**(147.4)**	**(147.4)**	(134.3)	(134.3)	(132.1)	(132.1)
Deficit/liabilities in the plans	**(280.8)**	**(934.5)**	(239.9)	(871.2)	(248.0)	(836.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2011 £m	2010 £m	2009 £m
Current service cost	**23.7**	23.3	22.0
Past service income	**(2.8)**	(0.6)	–
Gain on settlements and curtailments	**(0.2)**	(3.6)	(1.1)
Charge to operating profit	**20.7**	19.1	20.9
Expected return on pension plan assets	**(32.6)**	(30.6)	(28.7)
Interest on pension plan liabilities	**43.8**	45.9	46.1
Charge to profit before taxation for defined benefit plans	**31.9**	34.4	38.3
(Loss)/gain on pension plan assets relative to expected return	**(5.7)**	31.9	44.0
Experience (loss)/gain arising on the plan liabilities	**(3.9)**	3.4	(7.6)
Changes in assumptions underlying the present value of the plan liabilities	**(62.2)**	(37.9)	(42.7)
Change in irrecoverable surplus	**(0.2)**	2.2	(0.9)
Actuarial loss recognised in OCI	**(72.0)**	(0.4)	(7.2)

As at 31 December 2011 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £252.7 million (31 December 2010: £180.7 million, 31 December 2009: £180.3 million). Of this amount, a net loss of £151.6 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in plan liabilities
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2011 £m	2010 £m	2009 £m
Plan liabilities at beginning of year	**871.2**	836.1	819.1
Service cost	**23.7**	23.3	22.0
Interest cost	**43.8**	45.9	46.1
Actuarial loss	**66.1**	34.5	50.3
Benefits paid	**(59.5)**	(57.2)	(52.9)
(Gain)/loss due to exchange rate movements	**(2.0)**	9.7	(50.5)
Settlements and curtailments	**(13.7)**	(26.4)	(3.3)
Other[1]	**4.9**	5.3	5.3
Plan liabilities at end of year	**934.5**	871.2	836.1

Note
[1] Other includes disposals, acquisitions, plan participants' contributions, plan amendments and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2011 £m	2010 £m	2009 £m
Fair value of plan assets at beginning of year	**631.3**	588.1	550.4
Expected return on plan assets	**32.6**	30.6	28.7
Actuarial (loss)/gain on plan assets	**(5.7)**	31.9	44.0
Employer contributions	**66.8**	53.3	47.7
Benefits paid	**(59.5)**	(57.2)	(52.9)
(Loss)/gain due to exchange rate movements	**(1.3)**	5.9	(28.3)
Settlements	**(13.5)**	(22.8)	(2.2)
Other[1]	**3.0**	1.5	0.7
Fair value of plan assets at end of year	**653.7**	631.3	588.1
Actual return on plan assets	**26.9**	62.5	72.7

Note
[1] Other includes disposals, acquisitions, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(f) History of experience gains and losses

	2011 £m	2010 £m	2009 £m
(Loss)/gain on pension plan assets relative to expected return:			
Amount	**(5.7)**	31.9	44.0
Percentage of plan assets	**(0.9%)**	5.1%	7.5%
Experience (loss)/gain arising on the plan liabilities:			
Amount	**(3.9)**	3.4	(7.6)
Percentage of the present value of the plan liabilities	**(0.4%)**	0.4%	(0.9%)
Total loss recognised in OCI:			
Amount	**(72.0)**	(0.4)	(7.2)
Percentage of the present value of the plan liabilities	**(7.7%)**	(0.0%)	(0.9%)

The experience (loss)/gain on pension plan assets and plan liabilities was (£93.7) million and £4.4 million in 2008 and (£6.0) million and £0.1 million in 2007, respectively.

24. Risk management policies

Foreign currency risk
The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.1% of the Group's gross indebtedness at 31 December 2011 (at $3,058 million, £750 million and €1,274 million) and 96.2% of the Group's average gross debt during the course of 2011 (at $2,792 million, £986 million and €1,274 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Interest rate risk
The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 75.8% of the year-end US dollar net debt is at fixed rates averaging 6.00% for an average period of 63 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 70 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 50 months.

Other than fixed rate debt, the Group's other fixed rates are achieved principally through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2011 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Going concern and liquidity risk
In considering going concern and liquidity risk, the directors have reviewed the Group's future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance to factor in an uncertain economic environment. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2011, the Group has access to £4.8 billion of committed funding and bank facilities with maturity dates spread over the years 2012 to 2021 as illustrated below:

	£m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
US bond $812m (4.75% '21)	**523.8**							523.8
£ bonds £200m (6.375% '20)	**200.0**							200.0
£ bonds £400m (6.0% '17)	**400.0**						400.0	
Bank revolver ($1,050m and £375m)	**1,052.0**					1,052.0		
Eurobonds €750m (6.625% '16)	**626.7**					626.7		
Eurobonds €500m (5.25% '15)	**417.8**				417.8			
£450m convertible bonds (5.75% '14)	**450.0**			450.0				
US bond $600m (8.0% '14)	**386.9**			386.9				
US bond $369m (5.875% '14)	**237.7**			237.7				
Eurobonds €600m (4.375% '13)	**501.4**		501.4					
TNS private placements $55m	**35.5**	19.3		16.2				
Total committed facilities available	**4,831.8**	**19.3**	**501.4**	**1,090.8**	**417.8**	**1,678.7**	**400.0**	**723.8**
Drawn down facilities at 31 December 2011	**3,859.5**	19.3	501.4	1,090.8	417.8	706.4	400.0	723.8
Undrawn committed credit facilities	**972.3**							

	£m
Drawn down facilities at 31 December 2011	**3,859.5**
Net cash at 31 December 2011	**(1,428.2)**
Other adjustments	**33.5**
Net debt at 31 December 2011	**2,464.8**

The Group's borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury activities
Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk
The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2011.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's prospects, business, financial condition and results of operations.

Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk
A 10% weakening of sterling against the Group's major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2011 £m	2010 £m
US dollar	**91.5**	91.0
Euro	**71.8**	73.7

Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2011 would increase profit before tax by approximately £3.7 million (2010: £8.0 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings.

25. Financial instruments

Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets.

At 31 December 2011, the fair value of the Group's currency derivatives is estimated to be a net liability of approximately £75.5 million (2010: £62.9 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £57.9 million (2010: £60.4 million) assets included in trade and other receivables and £133.4 million (2010: £123.3 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges were £1.9 million (2010: £27.9 million) for net investment hedges and £14.0 million (2010: £34.8 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £3.1 million (2010: £11.7 million, 2009: £3.3 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £12.8 million loss on hedging instruments and a £15.9 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £124.4 million (2010: £130.1 million). The Group estimates the fair value of these contracts to be a net asset of £2.6 million (2010: liability of £0.8 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps
The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €600 million have fixed interest receipts at 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% up until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging EURIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

A contract with a nominal value of $45 million has fixed interest receipts averaging 6.29% until on average July 2013 and has floating rate payments averaging LIBOR plus 0.59%.

The fair value of interest rate swaps entered into at 31 December 2011 is estimated to be a net asset of approximately £121.0 million (2010: £129.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £127.5 million (2010: £133.4 million) assets included in trade and other receivables and £6.5 million (2010: £4.4 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a loss of £9.5 million (2010: gain of £12.6 million, 2009: gain of £11.7 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £8.1 million loss on hedging instruments and a £1.4 million loss on hedged items.

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2011						
Other investments	–	–	–	190.8	–	190.8
Cash and short-term deposits	–	–	1,946.6	–	–	1,946.6
Bank overdrafts and loans	–	–	–	–	(518.4)	(518.4)
Bonds and bank loans	–	–	–	–	(3,893.0)	(3,893.0)
Trade and other receivables: amounts falling due within one year	–	–	6,718.4	–	–	6,718.4
Trade and other receivables: amounts falling due after more than one year	–	–	76.5	–	–	76.5
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,376.7)	(7,376.7)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(10.2)	(10.2)
Derivative assets	185.4	3.1	–	–	–	188.5
Derivative liabilities	(139.9)	(0.5)	–	–	–	(140.4)
Liabilities in respect of put options	–	(168.3)	–	–	–	(168.3)
	45.5	(165.7)	8,741.5	190.8	(11,798.3)	(2,986.2)

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2010						
Other investments	–	–	–	173.7	–	173.7
Cash and short-term deposits	–	–	1,965.2	–	–	1,965.2
Bank overdrafts and loans	–	–	–	–	(255.4)	(255.4)
Bonds and bank loans	–	–	–	–	(3,598.2)	(3,598.2)
Trade and other receivables: amounts falling due within one year[1]	–	–	6,774.2	–	–	6,774.2
Trade and other receivables: amounts falling due after more than one year	–	–	77.3	–	–	77.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,769.9)	(7,769.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(11.4)	(11.4)
Derivative assets	168.6	26.1	–	–	–	194.7
Derivative liabilities	(123.3)	(6.1)	–	–	–	(129.4)
Liabilities in respect of put options	–	(171.0)	–	–	–	(171.0)
	45.3	(151.0)	8,816.7	173.7	(11,634.9)	(2,750.2)

Note
[1] Comparative figure has been restated to be consistent with current year presentation.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2011				
Derivatives in designated hedge relationships				
Derivative assets	–	185.4	–	185.4
Derivative liabilities	–	(139.9)	–	(139.9)
Held for trading				
Derivative assets	–	3.1	–	3.1
Derivative liabilities	–	(0.5)	–	(0.5)
Liabilities in respect of put options	–	–	(168.3)	(168.3)
Available for sale				
Other investments	–	–	190.8	190.8
	–	48.1	22.5	70.6

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2010				
Derivatives in designated hedge relationships				
Derivative assets	–	168.6	–	168.6
Derivative liabilities	–	(123.3)	–	(123.3)
Held for trading				
Derivative assets	–	26.1	–	26.1
Derivative liabilities	–	(6.1)	–	(6.1)
Liabilities in respect of put options	–	–	(171.0)	(171.0)
Available for sale				
Other investments	–	–	173.7	173.7
	–	65.3	2.7	68.0

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2010	(168.2)	276.2	108.0
Losses recognised in the income statement	(3.6)	(35.3)	(38.9)
Losses recognised in other comprehensive income	–	(61.3)	(61.3)
Exchange adjustments	(3.1)	(23.4)	(26.5)
Additions	(5.9)	20.2	14.3
Disposals	–	(2.7)	(2.7)
Settlements	9.8	–	9.8
31 December 2010	(171.0)	173.7	2.7
Losses recognised in the income statement	(30.9)	(30.8)	(61.7)
Gains recognised in other comprehensive income	–	11.3	11.3
Exchange adjustments	5.7	–	5.7
Additions	(29.6)	36.6	7.0
Settlements	57.5	–	57.5
31 December 2011	**(168.3)**	**190.8**	**22.5**

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2010	1,750,000,000	175.0
31 December 2010	1,750,000,000	175.0
31 December 2011	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2010	1,256,491,314	125.6
Exercise of share options	7,899,907	0.8
31 December 2010	1,264,391,221	126.4
Exercise of share options	5,548,684	0.6
Share cancellations	(6,955,523)	(0.7)
Scrip dividend	3,051,689	0.3
Other	337,750	–
31 December 2011	**1,266,373,821**	**126.6**

Company's own shares

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 129 to 136.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2011 was 20,599,871 (2010: 22,083,378), and £139.2 million (2010: £174.3 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2011 was 6,351,371 (2010: 2,172,126) and £42.9 million (2010: £17.1 million) respectively.

Share options

WPP Executive Share Option Scheme

As at 31 December 2011, unexercised options over ordinary shares of 4,900,445 and unexercised options over ADRs of 1,075,185 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012-2018
21,197	3.763	2006-2013
372,697	4.210	2005-2012
22,994	4.210	2005-2013
84,311	4.438	2005-2012
37,634	4.615	2007-2013
2,000,000	5.490	2007-2014
21,830	5.520	2008-2014
1,051,407	5.535	2007-2014
4,939	5.535	2007-2015
1,185	5.535	2008-2014
844,336	5.595	2006-2013
10,614	5.595	2006-2014
2,546	5.595	2007-2013
2,902	5.725	2007-2014
11,423	5.775	2009-2015
15,814	5.818	2008-2015
23,244	5.895	2008-2015
14,938	5.903	2011-2018
81,842	6.718	2009-2016
45,153	7.180	2005-2012
12,447	7.378	2014-2021
192,285	7.550	2005-2012
1,403	7.550	2006-2012
11,109	7.723	2010-2017

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012-2019
1,662	30.080	2006-2013
1,644	30.410	2011-2018
206,692	33.200	2005-2012
334,499	47.410	2006-2013
1,548	48.450	2007-2014
5,819	50.670	2008-2015
373,602	50.800	2007-2014
9,508	51.220	2007-2014
7,069	53.030	2005-2012
85,869	54.050	2005-2012
4,488	55.740	2008-2015
17,616	57.020	2008-2015
13,686	58.460	2009-2016
2,111	59.170	2011-2018
1,250	63.900	2009-2020
4,278	75.940	2010-2017

WPP Worldwide Share Ownership Program

As at 31 December 2011, unexercised options over ordinary shares of 10,415,492 and unexercised options over ADRs of 1,537,128 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
78,100	3.903	2006-2013
1,400	3.903	2007-2013
2,250	4.210	2005-2012
625	4.210	2005-2013
23,625	4.819	2011-2018
123,175	5.435	2007-2014
25,000	5.483	2012-2016
1,315,538	5.483	2012-2019
9,823	5.483	2012-2020
236,607	5.483	2013-2019
130,305	5.608	2012-2019
2,125	5.775	2008-2015
11,700	5.913	2011-2018
53,375	5.917	2011-2018
633,206	6.028	2011-2018
256,650	6.195	2008-2015
117,625	6.268	2014-2018
2,884,980	6.268	2014-2021
420,000	6.268	2015-2021
4,000	6.668	2009-2017
43,500	6.740	2009-2016
433,575	6.938	2009-2016
13,600	7.005	2010-2017
16,375	7.113	2013-2017
2,133,019	7.113	2013-2020
274,539	7.113	2014-2020
259,475	7.180	2005-2012
5,125	7.180	2006-2012
63,750	7.478	2011-2017
86,575	7.543	2014-2020
755,850	7.718	2010-2017

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
21,520	30.800	2006-2013
236,667	44.560	2012-2019
427,081	49.230	2014-2021
30,310	49.880	2007-2014
18,010	53.030	2005-2012
311,889	56.560	2013-2020
168,376	59.500	2011-2018
82,185	59.520	2008-2015
108,625	60.690	2009-2016
132,465	75.760	2010-2017

The Grey Global Group, Inc 1994 Stock Incentive Plan
As at 31 December 2011, unexercised options over ADRs of 5,459 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
1,827	28.300	2007-2012
3,632	30.830	2007-2012

24/7 Real Media, Inc 2002 Stock Incentive Plan
As at 31 December 2011, unexercised options over ADRs of 43,783 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.340	2007-2013
368	15.880	2007-2014
427	17.150	2007-2014
187	20.070	2007-2015
12	20.840	2007-2014
66	22.490	2007-2015
79	23.180	2007-2015
78	23.440	2007-2015
19	23.820	2007-2014
263	24.200	2007-2014
50	25.150	2007-2014
787	27.120	2007-2015
12,091	27.500	2007-2015
170	34.620	2007-2015
82	35.060	2007-2015
89	38.870	2007-2015
21,607	40.650	2007-2015
110	41.470	2007-2015
110	45.290	2007-2016
118	46.050	2007-2016
69	46.620	2007-2016
115	49.600	2007-2016
314	49.670	2007-2016
89	50.490	2007-2016
236	50.750	2008-2017
472	51.380	2008-2017
156	52.590	2008-2017
92	53.100	2006-2017
157	53.480	2008-2017
314	54.110	2007-2016
944	54.240	2007-2016
472	54.560	2007-2016
314	55.260	2007-2016
74	55.640	2007-2016
59	55.760	2007-2016
105	55.890	2007-2016
157	56.270	2007-2016
574	56.720	2007-2016
235	58.940	2007-2017
393	60.020	2007-2016
78	61.230	2008-2017
108	61.920	2007-2016
314	62.050	2007-2016
157	63.320	2008-2017
708	63.890	2008-2017
112	64.270	2007-2016
54	64.650	2007-2016
78	65.540	2007-2016
112	67.580	2007-2016

Taylor Nelson Sofres plc
2005 Long Term Incentive Plan
As at 31 December 2011, unexercised options over ordinary shares of 32,979 have been granted under the Taylor Nelson Sofres Plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
32,979	–	2012

2008 New Share Plan
As at 31 December 2011 unexercised options over ordinary shares of 28,640 have been granted under the Taylor Nelson Sofres Plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,640	–	2012

2005 Key Employee Equity Plan
As at 31 December 2011, unexercised options over ordinary shares of 4,274 have been granted under the Taylor Nelson Sofres Plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,274	–	2012

1999 Worldwide Employee Sharesave Plan
As at 31 December 2011, unexercised options over ordinary shares of 936,798 have been granted under the Taylor Nelson Sofres Plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
784,223	1.730	2013-2015
5,113	1.950	2011-2012
2,648	2.560	2009-2012
137,408	2.650	2012-2014
7,406	3.000	2011-2013

The aggregate status of the WPP Share Option Plans during 2011 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2011	Granted	Exercised	Lapsed	Outstanding 31 December 2011	Exercisable 31 December 2011
WPP	14,706,582	12,447	(3,946,384)	(496,275)	10,276,370	10,232,508
WWOP	16,010,317	5,778,950	(992,659)	(2,695,476)	18,101,132	5,572,561
Tempus	24,306	–	(24,306)	–	–	–
Grey	192,560	–	(165,265)	–	27,295	27,295
24/7	270,100	–	(33,430)	(17,755)	218,915	171,685
TNS	1,411,221	–	(386,640)	(21,890)	1,002,691	15,167
	32,615,086	5,791,397	(5,548,684)	(3,231,396)	29,626,403	16,019,216

Weighted-average exercise price for options over:

	1 January 2011	Granted	Exercised	Lapsed	Outstanding 31 December 2011	Exercisable 31 December 2011
Ordinary shares (£)						
WPP	5.489	7.540	5.232	6.551	5.510	5.510
WWOP	6.218	6.311	6.197	6.782	6.463	6.706
Tempus	4.920	–	–	–	–	–
Grey	3.499	–	–	–	–	–
TNS	1.836	–	2.024	2.232	1.755	2.569
ADRs ($)						
WPP	45.814	–	38.185	46.409	46.836	46.910
WWOP	56.457	49.230	48.992	56.097	54.569	61.742
Grey	30.417	–	30.524	n/a	29.983	29.983
24/7	38.610	–	34.982	45.749	38.585	38.018

Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 7.723	5.888	73

Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 75.940	48.103	66

As at 31 December 2011 there was £7.9 million (2010: £6.8 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 17 months (2010: 21 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2011	2010	2009
Fair value of UK options (shares)	**120.6p**	144.5p	115.5p
Fair value of US options (ADRs)	**$9.20**	$10.97	$8.95
Weighted average assumptions:			
UK Risk-free interest rate	**0.84%**	1.76%	2.27%
US Risk-free interest rate	**0.67%**	1.05%	1.85%
Expected life (months)	**48**	48	48
Expected volatility	**30%**	30%	30%
Dividend yield	**2.5%**	2.5%	2.5%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2011 was £7.11 (2010: £6.78, 2009: £4.72) and the weighted average ADR price for the same period was $57.09 (2010: $52.51, 2009: $37.23).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans
The Worldwide Share Ownership Program is open for participation to employees with at least two years' employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of 10 years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2010	–	(84.6)	73.8	1,103.9	1,093.1
Exchange adjustments on foreign currency net investments	–	–	–	146.6	146.6
Loss on revaluation of available for sale investments	–	–	(59.8)	–	(59.8)
Recognition and remeasurement of financial instruments	–	2.9	–	–	2.9
31 December 2010	–	(81.7)	14.0	1,250.5	1,182.8
Exchange adjustments on foreign currency net investments	–	–	–	(250.0)	(250.0)
Gain on revaluation of available for sale investments	–	–	11.3	–	11.3
Recognition and remeasurement of financial instruments	–	(5.9)	–	–	(5.9)
Share cancellations	0.7	–	–	–	0.7
31 December 2011	**0.7**	**(87.6)**	**25.3**	**1,000.5**	**938.9**

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 (revised) Business Combinations. IFRS 3 (revised) requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised).

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.0	117.6	119.6
Property, plant and equipment	14.4	(0.4)	14.0
Cash (net of overdrafts)	98.8	–	98.8
Trade receivables due within one year	211.3	(1.3)	210.0
Other current assets	16.8	1.3	18.1
Total assets	**343.3**	**117.2**	**460.5**
Current liabilities	(283.1)	–	(283.1)
Trade and other payables due after one year	(5.7)	(27.4)	(33.1)
Deferred tax liabilities	–	(37.2)	(37.2)
Provisions	(3.7)	(16.1)	(19.8)
Bank loans	(17.5)	–	(17.5)
Total liabilities	**(310.0)**	**(80.7)**	**(390.7)**
Net assets	**33.3**	**36.5**	**69.8**
Non-controlling interests			(20.7)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(72.6)
Goodwill			454.5
Consideration			431.0
Consideration satisfied by:			
Cash			350.6
Payments due to vendors (note 19)			80.4

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £126.0 million.

Non-controlling interests in acquired companies are measured at the non-controlling interest's proportionate share of the acquirees' identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2011 and the date the financial statements have been authorised for issue.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

	Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 10 and 11. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation to non-GAAP measures of performance

The non-GAAP measures of performance shown below have been included to provide the users of the financial statements with a better understanding of the key performance indicators of the business.

Reconciliation of profit before interest and taxation to headline PBIT:

	2011 £m	2010 £m	2009 £m
Profit before interest and taxation	**1,258.3**	1,028.2	818.7
Amortisation and impairment of acquired intangible assets	**172.0**	170.5	172.6
Goodwill impairment	**–**	10.0	44.3
Gains on disposal of investments	**(0.4)**	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	**(31.6)**	(13.7)	–
Investment write-downs	**32.8**	37.5	11.1
Share of exceptional (gains)/losses of associates	**(2.1)**	0.3	1.6
Headline PBIT	**1,429.0**	1,228.7	1,017.2
Finance income	**97.3**	81.7	150.4
Finance costs	**(297.2)**	(276.8)	(355.4)
	(199.9)	(195.1)	(205.0)
Interest cover on headline PBIT	**7.1 times**	6.3 times	5.0 times

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2011 £m	2010 £m	2009 £m
Profit before taxation	**1,008.4**	851.3	662.6
Amortisation and impairment of acquired intangible assets	**172.0**	170.5	172.6
Goodwill impairment	**–**	10.0	44.3
Gains on disposal of investments	**(0.4)**	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	**(31.6)**	(13.7)	–
Investment write-downs	**32.8**	37.5	11.1
Share of exceptional (gains)/losses of associates	**(2.1)**	0.3	1.6
Revaluation of financial instruments	**50.0**	(18.2)	(48.9)
Headline PBT	**1,229.1**	1,033.6	812.2
Taxation[1]	**(270.4)**	(227.8)	(193.0)
Non-controlling interests	**(76.4)**	(75.0)	(69.2)
Headline earnings	**882.3**	730.8	550.0
Exceptional release of prior year tax provisions	**106.1**	–	–
Headline earnings (including exceptional tax credit)	**988.4**	730.8	550.0

Headline earnings	**882.3**	730.8	550.0
Ordinary dividends paid	**239.5**	200.4	189.8
Dividend cover on headline earnings	**3.7 times**	3.6 times	2.9 times

Note

[1] Excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Calculation of headline EBITDA:

	2011 £m	2010 £m	2009 £m
Headline PBIT (as above)	**1,429.0**	1,228.7	1,017.2
Depreciation of property, plant and equipment	**185.8**	184.9	195.3
Amortisation of other intangible assets	**25.7**	25.4	30.5
Headline EBITDA	**1,640.5**	1,439.0	1,243.0

Headline PBIT margins before and after share of results of associates:

	Margin %	2011 £m	Margin %	2010 £m	Margin %	2009 £m
Revenue		**10,021.8**		9,331.0		8,684.3
Headline PBIT	**14.3%**	**1,429.0**	13.2%	1,228.7	11.7%	1,017.2
Share of results of associates (excluding exceptional losses)		**(64.0)**		(55.5)		(58.6)
Headline operating profit	**13.6%**	**1,365.0**	12.6%	1,173.2	11.0%	958.6

Calculation of effective tax rate on headline PBT[1]:

	2011 £m	2010 £m	2009 £m
Taxation (note 7)	**(91.9)**	(190.3)	(155.7)
Exceptional release of prior year tax provisions	**(106.1)**	–	–
Net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items	**(72.4)**	(37.5)	(37.3)
Taxation[1]	**(270.4)**	(227.8)	(193.0)
Headline PBT	**1,229.1**	1,033.6	812.2
Effective tax rate on headline PBT[1]	**22.0%**	22.0%	23.8%

Note

[1] Excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Headline diluted earnings per ordinary share:

	2011 £m	2010 £m	2009 £m
Headline earnings	**882.3**	730.8	550.0
Earnings adjustment:			
Dilutive effect of convertible bonds	**26.1**	28.3	–
Weighted average number of ordinary shares	**1,342,216,388**	1,339,004,622	1,284,880,193
Headline diluted earnings per ordinary share	**67.7p**	56.7p	44.4p

Reconciliation of free cash flow:

	2011 £m	2010 £m	2009 £m
Cash generated by operations	**1,033.5**	1,680.1	1,137.6
Plus:			
Interest received	**63.2**	50.7	99.6
Investment income	**0.6**	4.2	1.4
Dividends from associates	**57.2**	53.3	45.5
Share option proceeds	**28.8**	42.7	4.1
Proceeds on disposal of property, plant and equipment	**13.2**	7.6	9.2
Movement in working capital and provisions	**620.9**	(225.5)	102.1
Less:			
Interest and similar charges paid	**(241.4)**	(219.7)	(248.7)
Purchases of property, plant and equipment	**(216.1)**	(190.5)	(222.9)
Purchases of other intangible assets (including capitalised computer software)	**(37.1)**	(27.0)	(30.4)
Corporation and overseas tax paid	**(247.9)**	(207.4)	(216.6)
Dividends paid to non-controlling interests in subsidiary undertakings	**(62.2)**	(66.7)	(63.0)
Free cash flow	**1,012.7**	901.8	617.9

Company profit and loss account

For the year ended 31 December 2011	Notes	2011 £m	2010 £m
Turnover		**–**	–
Operating costs		**(5.5)**	(3.1)
Operating loss		**(5.5)**	(3.1)
Amounts written off investments		**(554.9)**	–
Interest payable and similar charges	33	**(31.9)**	(28.8)
Loss on ordinary activities before taxation		**(592.3)**	(31.9)
Taxation on loss on ordinary activities	34	**–**	–
Loss on ordinary activities after taxation		**(592.3)**	(31.9)

Note
The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses other than those shown above and accordingly no statement of total recognised gains and losses has been prepared.

Company balance sheet

As at 31 December 2011	Notes	2011 £m	2010 £m
Fixed assets			
Investments	35	**4,494.9**	4,416.2
		4,494.9	4,416.2
Current assets			
Debtors	36	**–**	450.4
Cash at bank and in hand		**0.5**	1.4
		0.5	451.8
Creditors: amounts falling due within one year	37	**(263.0)**	(61.3)
Net current (liabilities)/assets		**(262.5)**	390.5
Total assets less current liabilities		**4,232.4**	4,806.7
Creditors: amounts falling due after more than one year	38	**(445.3)**	(443.3)
Net assets		**3,787.1**	4,363.4
Capital and reserves			
Called-up share capital	39	**126.6**	126.4
Share premium account	39	**105.7**	54.5
Shares to be issued	39	**2.4**	3.1
Capital redemption reserve	39	**0.7**	–
Own shares	39	**(37.5)**	(8.5)
Profit and loss account	39	**3,589.2**	4,187.9
Equity share owners' funds		**3,787.1**	4,363.4

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 20 April 2012.

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Notes to the Company financial statements

32. Accounting policies
The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies (Jersey) Law 1991.

b) Translation of foreign currency
Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments
Fixed asset investments are stated at cost less provision for impairment.

d) Taxation
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

e) UITF 44: Group and treasury share transactions
Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, UITF 44 requires the subsidiary to record an expense for such compensation in accordance with FRS 20 (Share-based payments), with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £78.8 million in 2011 (2010: £70.4 million), with a credit to equity for the same amount.

33. Interest payable and similar charges

	2011 £m	2010 £m
Interest payable on corporate bonds	**27.9**	27.9
Bank and other interest payable	**3.5**	0.5
Interest payable to subsidiary undertakings	**0.5**	0.4
	31.9	28.8

34. Taxation on loss on ordinary activities
The tax assessed for the year differs from that resulting from applying the current rate of corporation tax in Ireland of 25% (2010: 25%). The differences are explained below:

	2011 £m	2010 £m
Loss on ordinary activities before tax	**(592.3)**	(31.9)
Tax at the current rate of 25% (2010: 25%) thereon	**148.1**	8.0
Factors affecting tax charge for the year:		
Amounts written off investments	**(138.7)**	–
Unrecognised losses carried forward	**(9.4)**	(8.0)
Current tax charge for the year	**–**	–

A deferred tax asset of £23.1 million (2010: £13.7 million) in relation to tax losses has not been recognised. The asset will be recovered if the Company makes sufficient profits in the future.

35. Fixed asset investments
The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m	Other investments £m
Cost:		
1 January 2011	4,416.2	–
Additions	78.8	554.9
Other movements	(0.1)	–
31 December 2011	**4,494.9**	**554.9**
Provision for impairment:		
1 January 2011	–	–
Charge for the year	–	554.9
31 December 2011	**–**	**554.9**
Net book value:		
31 December 2011	**4,494.9**	**–**
31 December 2010	4,416.2	–

Fixed asset investments primarily represent 100% of the issued share capital of WPP Air 1 Limited, a company incorporated in Ireland. Fixed asset investments were purchased in a share-for-share exchange. During the year the Company also made an investment in a fellow Group undertaking as part of a Group reorganisation. This investment was subsequently impaired as the recoverable amount attributable to this undertaking was less than its carrying value. Details of indirect subsidiaries are given in note 29.

36. Debtors
The following are included in debtors:

	2011 £m	2010 £m
Amounts owed by subsidiary undertakings	**–**	450.0
Other debtors	**–**	0.4
	–	450.4

37. Creditors: amounts falling due within one year
The following are included in creditors falling due within one year:

	2011 £m	2010 £m
Bank overdraft	**144.9**	–
Interest payable on corporate bonds	**3.0**	3.0
Amounts due to subsidiary undertakings	**113.1**	56.5
Other creditors and accruals	**2.0**	1.8
	263.0	61.3

38. Creditors: amounts falling due after more than one year
The following are included in creditors falling due after more than year:

	2011 £m	2010 £m
Corporate bonds	**445.3**	443.3

In May 2009 the Company issued £450 million of 5.75% convertible bonds due May 2014.

39. Equity share owners' funds
Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Capital redemption reserve £m	Own shares £m	Profit and loss account £m
1 January 2011	126.4	54.5	3.1	–	(8.5)	4,187.9
Ordinary shares issued	0.6	30.4	(0.7)	–	–	0.6
Dividends paid	–	–	–	–	–	(18.0)
Scrip dividend	0.3	20.8	–	–	–	(21.1)
Loss for the year	–	–	–	–	–	(592.3)
Equity granted to employees of subsidiaries	–	–	–	–	–	78.8
Share cancellations	(0.7)	–	–	0.7	–	(45.9)
Treasury share additions	–	–	–	–	(29.8)	–
Treasury share utilisation	–	–	–	–	0.8	(0.8)
31 December 2011	**126.6**	**105.7**	**2.4**	**0.7**	**(37.5)**	**3,589.2**

Reconciliation of movements in equity share owners' funds for the year ended 31 December 2011:

	2011 £m	2010 £m
Loss for the year	**(592.3)**	(31.9)
Equity granted to employees of subsidiaries	**78.8**	70.4
Other ordinary shares issued	**30.9**	42.4
Dividends paid	**(18.0)**	(13.4)
Share cancellations	**(45.9)**	–
Treasury share additions	**(29.8)**	–
Net (reduction)/addition to equity share owners' funds	**(576.3)**	67.5
Opening equity share owners' funds	**4,363.4**	4,295.9
Closing equity share owners' funds	**3,787.1**	4,363.4

At 31 December 2011 the Company's distributable reserves amounted to £3,377.9 million (2010: £4,055.4 million). Further details of the Company's share capital are shown in note 26.

40. Guarantees and other financial commitments
The Company guarantees a number of Group banking arrangements and other financial commitments on behalf of certain subsidiary undertakings.

Independent auditors' report

Independent auditors' report to the members of WPP plc

We have audited the Group and parent company financial statements (the 'financial statements') of WPP plc for the year ended 31 December 2011 which comprise the accounting policies, the consolidated income statement (excluding the US dollar information), the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity, the parent company profit and loss account and balance sheet and the related notes 1 to 40. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Responsibilities in respect of the preparation of financial statements section, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's and the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2011 and of the Group's profit and parent company's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the Companies (Jersey) Law 1991.

Separate opinion in relation to IFRS as issued by IASB

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

Other matters

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the Company; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

We have reviewed the directors' statement contained within the Directors' Report in relation to going concern as if the Company had been incorporated in the UK and have nothing to report to you in that respect.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:

- proper accounting records have not been kept by the parent company, or proper returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- we have not received all the information and explanations we require for our audit.

Under the UK Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Company's compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

Graham Richardson (Individual responsible for the Audit) for and on behalf of Deloitte LLP
Chartered Accountants and Recognised Auditors
London, United Kingdom
20 April 2012

Five-year summary

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Income statement					
Billings[1]	**44,791.8**	42,683.6	37,919.4	36,929.0	31,665.5
Revenue	**10,021.8**	9,331.0	8,684.3	7,476.9	6,185.9
Operating profit	**1,192.2**	973.0	761.7	876.0	804.7
Headline EBITDA[2]	**1,640.5**	1,439.0	1,243.0	1,291.2	1,072.4
Headline PBIT[3]	**1,429.0**	1,228.7	1,017.2	1,118.2	928.0
Profit before taxation	**1,008.4**	851.3	662.6	746.8	719.4
Headline PBT[4]	**1,229.1**	1,033.6	812.2	968.4	817.3
Profit for the year	**916.5**	661.0	506.9	513.9	515.1
Balance sheet					
Non-current assets	**13,406.2**	13,087.6	12,756.2	13,355.7	8,689.9
Net current liabilities	**(508.6)**	(817.3)	(971.0)	(1,028.7)	(1,342.7)
Non-current trade and other payables	**(932.6)**	(870.4)	(908.8)	(1,042.9)	(796.6)
Provisions for liabilities and charges (including provision for post-employment benefits)	**(436.3)**	(403.1)	(404.7)	(407.9)	(251.8)
Net assets	**6,894.3**	6,647.9	6,075.7	5,959.8	4,094.8
Net debt	**(2,464.8)**	(1,888.4)	(2,640.4)	(3,067.6)	(1,285.7)
Average net debt	**(2,811.0)**	(3,056.0)	(3,448.0)	(2,206.0)	(1,458.0)

	2011	2010	2009	2008	2007
Our people					
Revenue per employee (£000)	**91.1**	92.0	82.5	76.7	72.9
Gross profit per employee (£000)	**84.0**	84.4	75.8	71.9	69.0
Staff cost per employee (£000)	**53.4**	53.6	48.6	44.7	42.5
Average headcount	**109,971**	101,387	105,318	97,438	84,848
Share information					
Headline[5] – basic earnings per share	**71.0p**	59.3p	45.1p	56.7p	47.7p
– diluted earnings per share	**67.7p**	56.7p	44.4p	55.5p	45.8p
Headline (including exceptional tax credit)[5] – basic earnings per share	**79.5p**	59.3p	45.1p	56.7p	47.7p
– diluted earnings per share	**75.6p**	56.7p	44.4p	55.5p	45.8p
Reported – basic earnings per share	**67.6p**	47.5p	35.9p	38.4p	39.6p
– diluted earnings per share	**64.5p**	45.9p	35.3p	37.6p	38.0p
Dividends per share[6]	**24.60p**	17.79p	15.47p	15.47p	13.45p
Share price – high	**846.5p**	795.0p	614.5p	648.0p	787.5p
– low	**578.0p**	572.5p	353.0p	310.3p	576.5p
Market capitalisation at year-end (£m)	**8,554.4**	9,982.4	7,658.3	5,052.8	7,708.9

Notes

[1] Billings is defined on page 182.

[2] The calculation of headline EBITDA for 2011, 2010 and 2009 is set out in note 31 of the financial statements.

[3] The calculation of headline PBIT for 2011, 2010 and 2009 is set out in note 31 of the financial statements.

[4] The calculation of headline PBT for 2011, 2010 and 2009 is set out in note 31 of the financial statements.

[5] Headline earnings per share for 2011, 2010 and 2009 is set out in note 9 of the financial statements.

[6] Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

Financial glossary

Term used in Annual Report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt and net debt	Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned
Called-up share capital	Ordinary shares, issued and fully paid
Combined Code	The Combined Code on Corporate Governance published by the Financial Reporting Council dated June 2008
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2011 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
Gross margin/gross profit	The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as headline PBIT as a percentage of gross profit
Headline earnings	Headline PBT less taxation (excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and depreciation of property, plant and equipment

Term used in Annual Report	US equivalent or brief description
Headline operating profit	PBIT excluding share of results of associates before investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and costs incurred in 2008 in changing the corporate structure of the Group
Headline PBIT	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and costs incurred in 2008 in changing the corporate structure of the Group
Headline PBT	Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and revaluation of financial instruments
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
OCI	Consolidated statement of comprehensive income
Operating margin	Headline PBIT as a percentage of revenue
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code and the UK Corporate Governance Code at the request of the London Stock Exchange
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated June 2010



About share ownership

Information for share owners

Share owners' register

A register of share owners' interests is kept at the Company's registrar's office in Jersey and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2011

Issued share capital as at 31 December 2011: 1,266,373,821 ordinary shares.

Number of shares held	Number of holders	% owners	Shareholdings	% Outstanding
1-100	2,715	21.46	115,200	0.01
101-250	1,425	11.26	254,300	0.02
251-500	1,610	12.72	607,325	0.05
501-1,000	1,625	12.84	1,234,424	0.10
1,001-5,000	1,900	15.02	4,300,200	0.34
5,001-10,000	380	3.00	3,784,132	0.30
10,001-25,000	511	4.04	8,670,453	0.68
25,001-50,000	477	3.77	18,595,372	1.47
50,001-100,000	490	3.87	36,105,896	2.85
100,001-500,000	1,043	8.24	251,936,366	19.89
500,001-1,000,000	258	2.04	179,856,411	14.20
1,000,001-2,000,000	112	0.89	159,313,500	12.58
2,000,001-3,000,000	40	0.32	97,621,709	7.71
3,000,001-4,000,000	26	0.21	75,692,563	5.98
4,000,001 and above	41	0.32	428,285,970	33.82
Total	**12,653**	**100.00%**	**1,266,373,821**	**100.00%**

Share owners by geography	%	Share owners by type	%
UK	36	Institutional investors	95
US	35	Employees	3
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29	Other individuals	2
Total	**100**	**Total**	**100**

Share owners by geography %

UK	36
US	35
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29



Share owners by type* %

Institutional investors	95
Employees	3
Other individuals	2



* In addition 2.07% of the Company's share capital is under option to employees.

Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2011	2010	2009	2008	2007
First interim dividend per ordinary share	**7.46p**	5.97p	5.19p	5.19p	4.32p
Second interim dividend per ordinary share	**17.14p**	11.82p	10.28p	10.28p	9.13p
Total	**24.60p**	17.79p	15.47p	15.47p	13.45p

Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2011. Share owners who hold more than 100,000 shares and who wish to receive their dividend from a UK source must make an election and should contact Computershare Investor Services for the relevant forms. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company's shares to the London Stock Exchange or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a UK-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividend will be paid from an Irish source and will be taxed accordingly.

American Depositary Receipts (ADRs)

Each ADR represents five ordinary shares.

ADR holders receive the annual and interim reports issued by WPP plc.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, **www.sec.gov.** Our reports on Form 20-F are also available from our Investor Relations department in New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 187).

Dividends per ADR in respect of each financial year are set out below.

	2011	2010	2009	2008	2007
In £ sterling					
First interim	**37.30p**	29.85p	25.95p	25.95p	21.60p
Second interim[1]	**85.70p**	59.10p	51.40p	51.40p	45.65p
Total	**123.00p**	88.95p	77.35p	77.35p	67.25p
In US dollars[2]					
First Interim	**59.80¢**	46.15¢	40.66¢	48.07¢	43.24¢
Second interim[1]	**137.39¢**	91.37¢	80.53¢	95.21¢	91.39¢
Total	**197.19¢**	137.52¢	121.18¢	143.28¢	134.63¢

Notes
[1] Prior to 2008, final dividend.
[2] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 152. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders and there will be no entitlement to offset any part of the notional UK taxation credit against any US taxation liability. The dividends received will be subject to US taxation.

Financial calendar

- The 2011 second interim dividend will be paid on 9 July 2012 to share owners on the register at 8 June 2012.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- First interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in the first quarter.
- Annual Reports are posted to share owners in April.
- Annual General Meetings are held in Dublin in June.

Share price

The closing price of the shares at 31 December was as follows:

	At 19 April 2012	2011	2010	2009	2008	2007
Ordinary 10p shares	**855.5p**	**675.5p**	789.5p	609.5p	402.5p	647.0p

Within the UK, the latest ordinary share price information is available on the Cityline service operated by the *Financial Times* (telephone 0905 817 1690; calls charged at 75p per minute at all times).

Share price information is also available online at www.wpp.com/investor.

Access numbers/Ticker symbols

	NASDAQ	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPPGY	WPPGY.O	WPPGY US

Online information

WPP's public website, www.wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to www.wpp.com/investor.

Registrar and transfer office

Computershare Investor Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES
Enquiry number: 0870 707 1411

American Depositary Receipts (ADRs) office

Citibank N.A.
PO Box 43077
Providence
RI 02940-3077

Telephone enquiries: within the US +1 877 248 4237
Telephone enquiries: outside the US +1 781 575 4555
E-mail enquiries: citibank@shareholders-online.com

WPP registered office

22 Grenville Street
St Helier
Jersey JE4 8PX

The Company's registered number is 101749.

Tax information

The Company continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source (WPP DAS Limited) without being subject to any Irish or UK withholding taxes. Following share owner approval at the 2011 Company's General Meeting, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, this scheme commenced with the second interim dividend for 2010.

UK taxation

Income tax on cash dividends

Cash dividends received from WPP plc or from WPP DAS Limited via the Dividend Access Plan, by individual share owners resident in the UK will generally be subject to UK income tax on the gross amount of any dividends paid by WPP before deduction of Irish withholding tax (if any) with a tax credit equal to one-ninth of the dividend received; tax credits are not repayable to UK holders with no tax liability. Individuals whose income is within the lower or basic tax rate bands are liable to tax at 10% on the dividend income and the tax credit will satisfy their income tax liability on UK dividends. For higher tax rate payers the rate of tax on dividend income for dividends is either 32.5% or 42.5% for individuals with income of £150,000 or more, with relief available for the tax credit referred to above. The gross amount of the cash dividend will be regarded as the top slice of the WPP share owner's income and will be subject to UK income tax as set out above.

Dividends paid by WPP plc will generally be subject to Irish dividend withholding tax (DWT) at the standard rate of income tax (currently 20%) unless the share owner is within one of the categories of exempt share holders as provided in Irish law or by virtue of a relevant tax treaty. UK resident WPP share owners may be able to apply for an exemption from withholding taxes under Irish domestic law or the UK-Ireland double tax treaty. DWT is not payable where an exemption applies provided that WPP plc has received all necessary documentation required by the relevant legislation from a WPP share owner prior to the payment of the dividend. Share owners are advised to consult their professional advisors on this point. Where a non-Irish resident share owner is entitled to exemption from DWT but DWT has to be deducted from the dividend by WPP, a claim may be made for a refund of the DWT to the Irish tax authorities. Her Majesty's Revenue & Customs will generally give credit (such credit being limited to the UK-Ireland double tax treaty rate) for any Irish DWT withheld from the payment of a dividend (if any) and not recoverable from the Irish tax authorities against the UK income tax payable in respect of the gross amount of the dividend.

Capital gains tax

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, share owners are advised to consult their professional advisors.

Republic of Ireland taxation

Income tax on cash dividends

An Irish resident or ordinarily resident individual WPP share owner who is an individual who does not make, or is not deemed to have made, an election to receive dividends via the Dividend Access Plan will be subject to Irish income tax on the gross dividend at their marginal rate of tax plus the health levy and, in certain circumstances, PRSI (pay related social insurance). The gross dividend is the dividend received plus DWT withheld. Irish resident individual WPP share owners are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

If a WPP share owner makes, or is deemed to have made, an election in accordance with the terms of the Dividend Access Plan in respect of dividends to be paid by WPP, such WPP share owner will receive dividends direct from WPP DAS Limited. No DWT will be levied on dividends paid by WPP DAS Limited.

An Irish resident or ordinarily resident individual WPP share owner who receives dividends from WPP DAS Limited via the Dividend Access Plan will be taxed upon the cash dividend received at their marginal rate of tax plus the health levy and, in certain circumstances, PRSI. Irish resident taxpayers will not be entitled to claim credit for, or repayment of, the one-ninth UK tax credit attaching to such dividends for UK tax purposes.

Capital gains

As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, share owners are advised to consult their professional advisors.

Scrip dividend

The Company operates a scrip dividend scheme which enables share owners to receive new fully paid ordinary shares in the Company instead of cash dividends. Details of the scrip dividend scheme, including the taxation of the scrip dividend and details of the election date for the proposed scrip dividend alternative in respect of the second interim dividend for 2011 can be found on our website, wpp.com.

Recognition for recent WPP Annual Reports



2007

LACP Vision Awards
Gold Award, in Top 100 Annual Reports.

International ARC Awards
Winner, Best International (Western Hemisphere); Gold, Silver, Bronze and two Honors Awards.

Annual Report on Annual Reports
("A rating First Rate").

Ranked 15 out of 100 in Smiths Ratings of FTSE 100 Online Annual Reports.


WPP
Annual Report & Accounts 2008

2008

Building Public Trust Awards
Winner. FTSE 100 category for excellence in corporate reporting.

LACP Vision Awards
Silver Award, in Top 100 Annual Reports.

International ARC Awards
Gold and Honors Awards.

Annual Report on Annual Reports
Ranked 11 out of 300 (A rating "Excellent").

IR Magazine
No. 1 Online Annual Report.


WPP Annual Report & Accounts 2009

2009

Accountancy Age Awards
Winner, FTSE 100 Companies.

LACP Vision Awards
Gold Award, in Top 100 Annual Reports.

International ARC Awards
Gold, Silver and two Bronze Awards.

Digital Impact Awards
Silver Award, Best Online Annual Report.

Galaxy Awards
Bronze Award, Online Annual Report.

Astrid Awards
(for design communications) Gold Award, Online Annual Report.



2010

LACP Vision Awards
Platinum Award, in Top 100 Annual Reports and Top 50 Annual Reports EMEA.

International ARC Awards
Gold, Bronze and three Honors Awards.

Galaxy Awards
Honors, Online Annual Report.

About the artist

Patrick Caulfield

"No artist of his generation has contemplated the comedy of life with greater intelligence, wit or courage than Patrick Caulfield," art historian Mel Gooding wrote of the British artist whose bold, eclectic and ironic work illustrates this report.

Regarded as one of the most original British artists of the late 20th century Caulfield, who died aged 69 in 2005, defied easy definitions. His early work is characterised by the use of bold colours and black outlines to depict everyday objects. In his mature work, trompe l'œil and photo-realism happily co-exist.

Though a contemporary of the 'new generation' of young British artists who rose to prominence in the early 1960s, Caulfield's subject matter was interiors, churches and everyday objects not popular culture. 'Pop artist' was a label that made him wince. His interpretation of his work was that "it began as a kind of wholesale reaction against sensitive Slade School English painting which believed it was bad taste to finish anything". He later said: "I like very structured painting. I simply try to make a logical, seemingly logical, space that could exist."

Patrick Caulfield, Royal Academician and CBE, was born in Acton, west London in 1936 though grew up in Bolton, Lancashire. After leaving school at 15 he joined the advertising department of Crosse & Blackwell where he washed brushes and painted chocolates for display. While stationed at RAF Norwood for National Service he took evening classes at Harrow School of Art. In 1956 he won a place at Chelsea School of Art. He spent a further three years at the Royal College of Art in the year below RB Kitaj and David Hockney. In 1965, the year of his first solo exhibition, Caulfield was one of four artists representing Britain at the Fourth Paris Biennale where he won the Prix de Jeunes Artistes.

In recent years, WPP's Annual Reports have drawn visual inspiration from individual markets important to our clients and our companies. Since 2005 we have looked respectively to India, China, Africa, Brazil, the US and last year, Eastern Europe. This year we take our visual cue from the UK, in the year of the London Olympics, featuring the iconic images of distinguished British artist, the late Patrick Caulfield.



Sweet Bowl, 1967 *front cover*



Bathroom Mirror, 1968 *page 144*



Pottery, 1969 *page 33*



From Some Poems of Jules Laforgue, 1973 *page 14*



From Some Poems of Jules Laforgue, 1973 *page 13*



From Some Poems of Jules Laforgue, 1973 *page 2*



From Some Poems of Jules Laforgue, 1973 *page 184*



From Some Poems of Jules Laforgue, 1973 *page 104*



From Some Poems of Jules Laforgue, 1973 *page 83*



Bowl and Fruit, 1979 *page 128*



The Letter, 1967 *page 18*



Lampshade, 1969 *page 97*

Where to find us

Parent company centres

WPP Ireland
6 Ely Place
Dublin 2, Ireland
Tel +353 1669 0333

WPP New York
100 Park Avenue
New York NY 10017
Tel +1 (212) 632 2200

WPP London
27 Farm Street
London W1J 5RJ
Tel +44 (0)20 7408 2204

WPP Asia Pacific
Yebisu Garden Place Tower, 30/F
4-20-3 Ebisu
Shibuya-ku
Tokyo 150-6030
Tel +81 90 9688 1951

WPP China
31/F The Center
989 Changle Road
Shanghai
Tel +86 21 2405 1649

Contact points

Investor relations
Paul Richardson
Group finance director
Tel +1 (212) 632 2200
prichardson@wpp.com

Chris Sweetland
Deputy Group finance director
Tel +44 (0)20 7408 2204
csweetland@wpp.com

Fran Butera
Investor relations director
Tel +1 (212) 632 2235
fbutera@wpp.com

Investor information
Investor relations material and our financial statements are available online at **www.wpp.com/investor.**

Corporate communications and media relations
Feona McEwan
Group communications director
Tel +44 (0)20 7408 2204
fmcewan@wpp.com

North America
Kevin McCormack
Tel +1 (212) 632 2239
kmccormack@wpp.com

Asia Pacific
Belinda Rabano
Tel +86 10 8520 3066
brabano@wpp.com

EMEA
Chris Wade
Tel +44 (0)20 7408 2204
cwade@wpp.com

Sustainability
Vanessa Edwards
Head of sustainability
Tel +44 (0)20 7408 2204
vedwards@wpp.com

Business development

For more about WPP companies' professional services, please contact:

George Rogers
grogers@wpp.com

Jonathan Lenson
jlenson@wpp.com

For more about WPP in specific regions, please contact:

WPP China
Scott Spirit
sspirit@wpp.com

WPP Latin America
Ann Newman
anewman@wpp.com

WPP Tokyo
Stuart Neish
sneish@wpp.com

Group information

If you would like further general information about WPP, its companies or any of the programs, publications or initiatives mentioned in this Annual Report, please visit our website, **www.wpp.com**, or email **enquiries@wpp.com**

WPP news and updates

You can sign up to receive WPP's public monthly online news bulletin at **www.wpp.com/subscriptions**

For information in a mobile format please visit **m.wpp.com**

Follow us on Twitter **www.twitter.com/wpp**

Become a fan on Facebook **www.facebook.com/WPP**

Watch us on YouTube **www.youtube.com/WPP**

WPP

Advertising
Media Investment Management
Consumer Insight
Public Relations & Public Affairs
Branding & Identity
Healthcare Communications
Direct, Digital, Promotion & Relationship Marketing
Specialist Communications

www.wpp.com

Written and produced by WPP
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www.addison.co.uk

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